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09045224

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Viterra Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 02 2009
THOMSON REUTERS

FILE NO. 82- 05037 FISCAL YEAR 10-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 1/29/08

082-05 031

Auditors' Report to the Shareholders of Viterra Inc.

We have audited the consolidated balance sheets of Viterra Inc. as at October 31, 2008 and October 31, 2007 and the consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for the year ended October 31, 2008 and the fifteen months ended October 31, 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2008 and October 31, 2007 and the results of its operations and its cash flows for the year and the fifteen month period then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Regina, Saskatchewan
January 20, 2009

Deloitte & Touche LLP
Chartered Accountants

Viterra Inc. 10-31-08 AR/S

Management's Responsibility for Financial Statements

The management of Viterra Inc. is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and management's discussion and analysis. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts based on management's informed judgements and estimates. Financial information contained in management's discussion and analysis is consistent with the consolidated financial statements.

To assist management in fulfilling its responsibilities, a system of internal accounting controls has been established to provide reasonable assurance that the consolidated financial statements are accurate and reliable and that assets are safeguarded. An internal audit function evaluates the effectiveness of internal controls and reports its findings to management and the Audit Committee of the Board of Directors.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control systems. The Audit Committee is composed of independent directors who are not employees of the Corporation. The Audit Committee is responsible for reviewing the consolidated financial statements and management's discussion and analysis and recommending them to the Board of Directors for approval. To discharge its duties the Audit Committee meets regularly with management, internal audit and Deloitte & Touche LLP to discuss internal controls, accounting and financial reporting processes, audit plans and financial matters. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Deloitte & Touche LLP is responsible for auditing the consolidated financial statements and expressing their opinion thereon and their report is presented separately. The external auditors have full and free access to, and meet regularly with, management and the Audit Committee.

Mayo Schmidt

Mayo M. Schmidt
President and Chief Executive Officer

Rex McLennan

Rex McLennan
Chief Financial Officer

January 20, 2009

Consolidated Balance Sheets

(in thousands) As at	October 31, 2008	October 31, 2007 (restated - Note 2p)ii))
ASSETS		
Current Assets		
Cash	$ 183,536	$ 24,600
Cash in trust	–	16,710
Short-term investments	486,129	44,051
Accounts receivable	773,830	458,914
Inventories (Note 6)	837,943	785,695
Prepaid expenses and deposits	91,183	51,685
Future income taxes (Note 20)	59,202	70,116
	2,431,823	1,451,771
Investments (Note 7)	7,645	19,198
Property, Plant and Equipment (Note 8)	1,154,859	1,192,620
Other Long-Term Assets (Note 9)	69,238	61,233
Intangible Assets (Note 10)	22,133	20,275
Goodwill (Note 5)	300,121	296,743
Future Income Taxes (Note 20)	2,673	255
	$ 3,988,492	$ 3,042,095
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank indebtedness	$ 655	$ 4,501
Short-term borrowings (Note 11)	17,769	352,527
Accounts payable and accrued liabilities	928,596	723,945
Long-term debt due within one year (Note 12)	14,703	3,736
	961,723	1,084,709
Long-Term Debt (Note 12)	595,385	307,413
Other Long-Term Liabilities (Note 13)	64,183	60,255
Future Income Taxes (Note 20)	166,476	115,097
	1,787,767	1,567,474
Shareholders' Equity		
Retained earnings	325,911	50,426
Accumulated other comprehensive income (loss) (Note 17)	(9,766)	1,029
	316,145	51,455
Share capital (Note 14)	1,883,336	1,422,843
Contributed surplus	1,244	323
	2,200,725	1,474,621
	$ 3,988,492	$ 3,042,095

Commitments, contingencies and guarantees (Note 25)

On behalf of the Board of Directors

Thomas Birks
Director

Thomas Chambers
Director

Consolidated Statements of Earnings

(in thousands)

For the Period Ended	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007 (restated – Note 2p)ii))
Sales and other operating revenues	$ 6,777,566	$ 3,875,816
Cost of sales	(5,750,735)	(3,231,990)
Gross profit and net revenues from services	1,026,831	643,826
Operating, general and administrative expenses	(494,227)	(375,828)
	532,604	267,998
Amortization	(106,832)	(70,391)
	425,772	197,607
Gain on disposal of assets (Note 21)	1,263	35,287
Integration expenses (Note 5)	(14,622)	(20,029)
Recovery of (provision for) pension settlement (Note 16)	3,356	(5,000)
Financing expenses (Note 18)	(37,785)	(36,178)
	377,984	171,687
Provision for corporate income taxes (Note 20)		
Current	(19,422)	(2,617)
Future	(70,280)	(57,709)
Net earnings	$ 288,282	$ 111,361
Basic and diluted earnings per share (Note 4)	$ 1.31	$ 0.86

Consolidated Statement of Comprehensive Income

(in thousands)

For the Period Ended	12 Months Ended October 31, 2008
Net earnings	$ 288,282
Other comprehensive loss	
Realized gain on dedesignated hedged contracts included in net earnings, net of tax of $1,675	(3,057)
Unrealized loss on cash flow hedges, net of tax of $5,110	(12,397)
Realized loss on cash flow hedges, net of tax of $(202)	391
Unrealized loss on available for sale assets, net of tax of $25	(171)
Unrealized effect of foreign currency translation of foreign operations	(1,720)
Other comprehensive loss	(16,954)
Comprehensive income	$ 271,328

Consolidated Statements of Shareholders' Equity

(in thousands)

	Share Capital (Note 14)	Contributed Surplus	Accumulated Other Comprehensive Income (Loss) (Note 17)	Retained Earnings (Deficit)	Total Shareholders' Equity
As at July 31, 2006	$ 502,760	$ 308	$ –	$ (41,638)	$ 461,430
Share capital issued	920,083	–	–	–	920,083
Stock-based compensation	–	15	–	–	15
Unrealized effect of foreign currency translation of foreign operations	–	–	1,029	–	1,029
Future income taxes adjustment	–	–	–	5,860	5,860
Future income taxes share issuance costs	–	–	–	12,108	12,108
Share issuance costs	–	–	–	(37,265)	(37,265)
Net earnings for the period as restated (Note 2p)ii))	–	–	–	111,361	111,361
As at October 31, 2007 as restated	$ 1,422,843	$ 323	$ 1,029	$ 50,426	$ 1,474,621
Share capital issued	460,493	–	–	–	460,493
Stock-based compensation	–	921	–	–	921
Accounting policy change (Note 2p)i))					
Unrealized gain on dedesignated hedged contracts, net of tax of $(2,798)	–	–	5,946	–	5,946
Unrealized gain on available for sale assets, net of tax of $(41)	–	–	213	–	213
Livestock receivables, net of tax of $36	–	–	–	(76)	(76)
Debt acquisition costs using effective interest method, net of tax of $(60)	–	–	–	126	126
Other comprehensive loss					
Realized gain on dedesignated hedged contracts, net of tax of $1,675	–	–	(3,057)	–	(3,057)
Unrealized loss on cash flow hedges, net of tax of $5,110	–	–	(12,397)	–	(12,397)
Realized loss on cash flow hedges, net of tax of $(202)	–	–	391	–	391
Unrealized loss on available for sale assets, net of tax of $25	–	–	(171)	–	(171)
Unrealized effect of foreign currency translation of foreign operations	–	–	(1,720)	–	(1,720)
Future income taxes adjustment (Note 20c))	–	–	–	51	51
Future income taxes share issuance costs	–	–	–	6,070	6,070
Share issuance costs	–	–	–	(18,968)	(18,968)
Net earnings for the period	–	–	–	288,282	288,282
As at October 31, 2008	$ 1,883,336	$ 1,244	$ (9,766)	$ 325,911	$ 2,200,725

Consolidated Statements of Cash Flows

(in thousands)

For the Period Ended	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007 (restated – Note 2p)ii))
Cash From (Used in) Operating Activities		
Net earnings	$ 288,282	$ 111,361
Adjustments for items not involving cash		
Amortization	106,832	70,391
Future income tax provision (Note 20)	70,280	57,709
Equity loss of significantly influenced companies (Note 7)	10,963	1,794
Provision for (recovery of) pension settlement (Note 16)	(3,356)	5,000
Employee future benefits (Note 16)	(19,918)	(2,931)
Non-cash financing expenses (Note 18)	4,470	2,796
Gain on disposal of assets (Note 21)	(1,263)	(35,287)
Other items	(24)	1,635
Adjustments for items not involving cash	167,984	101,107
	456,266	212,468
Changes in non-cash working capital items		
Accounts receivable	(270,576)	(22,523)
Inventories	(41,332)	(95,049)
Accounts payable and accrued liabilities	178,703	(28,522)
Prepaid expenses and deposits	(39,340)	(12,336)
Changes in non-cash working capital	(172,545)	(158,430)
Cash from operating activities	283,721	54,038
Cash From (Used in) Financing Activities		
Proceeds from long-term debt	299,953	200,000
Repayment of long-term debt	(4,979)	(374,445)
Proceeds from (repayment of) short-term borrowings	(338,519)	252,787
Repayment of other long-term liabilities, net	(2,615)	(1,414)
Increase in share capital (Note 14)	460,479	920,083
Share issuance costs	(18,971)	(37,291)
Debt refinancing cost	(7,553)	(10,850)
Cash from financing activities	387,795	948,870
Cash From (Used in) Investing Activities		
Property, plant and equipment expenditures	(55,583)	(127,255)
Proceeds on sale of property, plant and equipment	5,333	433,950
Business acquisitions (Note 5)	(31,755)	(1,329,171)
Decrease (increase) in cash in trust	16,710	(16,202)
Decrease (increase) in investments	(69)	8,633
Increase in other long-term assets	(1,519)	(5,438)
Cash used in investing activities	(66,883)	(1,035,483)
Increase (Decrease) in Cash and Cash Equivalents	604,633	(32,575)
Cash and Cash Equivalents, Beginning of Period	64,150	96,725
Impact on Cash of Unrealized Effect of Foreign Currency Translation of Foreign Operations	227	–
Cash and Cash Equivalents, End of Period	$ 669,010	$ 64,150
Cash and cash equivalents consist of:		
Cash	$ 183,536	$ 24,600
Short-term investments	486,129	44,051
Bank indebtedness	(655)	(4,501)
	$ 669,010	$ 64,150
Supplemental disclosure of cash paid during the period from operations:		
Interest paid	$ 61,646	$ 39,289
Income taxes paid	$ 16,562	$ 4,770

Notes to the Consolidated Financial Statements

in thousands of Canadian dollars, except as noted

1. Nature of Business

Viterra Inc. (the "Company") is a publicly traded, vertically integrated Canadian agri-business. Business operations include five reporting segments: Grain Handling and Marketing, Agri-products, Agri-food Processing, Livestock Feed and Services, and Financial Products.

On May 29, 2007, the Company acquired effective control of Agricore United ("AU") a Canadian agri-business. The results of operations of AU are included in the Company's consolidated financial statements commencing May 29, 2007.

On July 30, 2007, the Company announced a change in year-end from July 31 to October 31, commencing with the 2007 fiscal year. As a result, the Company has a 12-month fiscal year ended October 31, 2008 compared to a 15-month fiscal year ended October 31, 2007.

The Grain Handling and Marketing segment includes approximately 100 grain facilities, including two producer owned joint venture grain facilities and 12 processing plants strategically located in the prime agricultural growing regions of Western Canada, and two processing plants in the United States of America ("U.S."). This segment also includes five wholly owned port terminal facilities located in Vancouver, British Columbia and Thunder Bay, Ontario, and an ownership interest in an export facility in Prince Rupert, British Columbia. Activity in this segment consists of the collection of grain through the Company's primary elevator system, shipping to inland or port terminals, cleaning of grain to meet regulatory specifications, and sales to domestic or export markets. Earnings in the Grain Handling and Marketing segment are volume driven and are derived primarily from tariffs charged to producers for elevation and cleaning of Canadian Wheat Board ("CWB") grains and from the sales of open market grains. Revenue is also derived through grain handling, blending, drying, storage and other ancillary services, as well as the sale of byproducts.

The Agri-products segment includes an ownership interest in a fertilizer manufacturer, ownership of a fertilizer distributor and a retail network of approximately 250 locations throughout Western Canada. Agri-products sales lines include fertilizer, crop protection products, seed and seed treatments, and equipment.

The Agri-food Processing segment includes the manufacture and marketing of value-added products associated with oats and malt barley for domestic and export markets.

The Livestock Feed and Services segment formulates and manufactures feed products at six feed mills and two pre-mix facilities across Western Canada and at six feed mill locations in Texas, New Mexico and Oklahoma in the U.S.

The Financial Products segment acts as an agent for a Canadian Schedule I chartered bank and provides unsecured trade credit to agricultural customers and secured loans to livestock producers.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the volume and mix of crop inputs sold and ultimately, the financial performance of the Company, are highly dependent upon weather conditions throughout the crop production cycle.

The Company's earnings follow the seasonal pattern of Prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. The volume of grain shipments are relatively stable through the quarters, but can be influenced by destination customer demand, the CWB export program, and producers' marketing decisions. Sales of the Company's agri-products peak in May through July, corresponding with the growing season, supplemented by additional crop nutrient sales in the late fall. Although relatively steady throughout the year, sales in the Livestock Feed and Services segment tend to peak during the winter months as feed consumption increases. In the Agri-food Processing business, earnings are more fluid with continuous demand for products throughout each quarter. Financial Products' agency fees follow the related pattern of sales of the underlying activity in the Agri-products and Livestock Feed and Services segments.

2. Accounting Policies

The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts are reported in Canadian dollars unless specifically stated to the contrary. The following accounting policies are considered to be significant:

a) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Amounts affected include, but are not limited to, the fair value of certain assets; recoverability of investments; property, plant and equipment; intangible assets and goodwill; contingent liabilities; income taxes; pension plan obligations; and stock-based compensation. Management believes the estimates are reasonable; however, actual results could differ

in thousands of Canadian dollars, except as noted

as confirming events occur and any impact thereof would be recorded in future periods.

b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its controlled subsidiaries and its proportionate share of the accounts of its joint ventures. The Company's interest in its joint ventures is recognized using the proportionate consolidation method at rates that approximate the Company's ownership interest in the respective joint venture.

Subsidiaries [1,2]	Ownership Interest
Agricore United Holdings Inc.	100%
Canadian Pool Agencies Ltd.	100%
Can-Oat Milling [3]	100%
Demeter (1993) Inc. ("Demeter")	100%
Pool Insurance Company	100%
Unifeed Hi-Pro Inc.	100%
Unifeed Inc.	100%
Viterra Asia PTE Ltd.	100%
Western Co-operative Fertilizers Limited ("Westco") [3,4]	100%
XCAN Far East Ltd. ("XCAN")	100%

Joint Ventures	Ownership Interest
Alberta Industrial Mustard Company Limited	50%
CMI Terminal Joint Venture	50%
Gardiner Dam Terminal Joint Venture	50%
Navico Chartering Canada Ltd.	50%
Prairie Malt Limited	42.4%

1 Agricore United and Pacific Elevator Limited were amalgamated with the Company effective November 1, 2007
2 Western Pool Terminals Ltd. was amalgamated with the Company effective June 1, 2008
3 Amalgamated with the Company effective November 1, 2008
4 Westco holds a 34% joint venture interest in Canadian Fertilizers Limited

c) Revenue Recognition

Revenues are recognized when risks and rewards of ownership have transferred to the customer and the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, selling price is fixed or determinable, and collection is reasonably assured. Revenues from grain handling are recognized upon delivery of grain commodities to the customer. Transactions in which the Company acts as an agent for the CWB are recorded on a net basis with only the amount of the CWB tariff included in revenue. Revenues from the sale of agri-products, agri-food processing, livestock feed and related products are recognized upon delivery to the customer. Service-related revenues and financial product fees are recognized upon performance of the service.

d) Cash and Cash Equivalents

Cash and cash equivalents include cash, short-term investments and bank indebtedness. Bank indebtedness consists primarily of current outstanding cash tickets and cheques. All components are liquid with an original maturity of less than three months. Funds on deposit within joint ventures may not be immediately available to the Company. Cash and cash equivalents at October 31, 2008 had a weighted average interest rate of 2.3% (2007 – 4.6%).

e) Inventories

Grain inventories include both hedgeable and non-hedgeable commodities. Hedgeable and non-hedgeable grain inventories are valued on the basis of closing market quotations less freight and handling costs. Agri-products, livestock feed, and other inventories consist of raw materials, work in progress and finished goods, and are valued at the lower of cost and net realizable value.

f) Investments

The Company accounts for its investments in affiliated companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company's share of earnings or losses of the investee companies and reduced by dividends received.

Investments designated as available for sale are recorded at fair value in the consolidated balance sheet, with unrealized gains and losses, net of related income taxes, recorded in other comprehensive income.

Through a consortium, the Company has a joint and several interest in Prince Rupert Grain terminal ("PRG"). The Company's non-controlling interest in PRG is recorded at a nominal amount since the value of the debt exceeds the depreciated value of the terminal. At October 31, 2008, PRG had approximately $296 million in loans due to a third party. The loans mature in 2015 ($182 million) and 2035 ($114 million) and are secured by the terminal without recourse to the consortium members.

Notes to the Consolidated Financial Statements

in thousands of Canadian dollars, except as noted

g) Property, Plant and Equipment and Amortization

Property, plant and equipment are recorded at cost, which includes interest costs incurred on construction of major new facilities prior to the facilities becoming available for operation, less amortization. The Company reviews the carrying value of its property, plant and equipment whenever there is a change in circumstance that suggests the carrying value may not be recoverable, and any resulting writedowns are charged to earnings. Amortization is provided for property, plant and equipment over their estimated useful lives using primarily the straight-line method. The rates used are as follows:

Land	0%
Buildings	3 - 10%
Machinery and equipment	7 - 33%
Site and leasehold improvements	3 - 20%

The Company changed its estimate of the useful life of certain property, plant and equipment in the current year as disclosed in Note 3.

h) Corporate Income Taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period in which the tax rates became substantively enacted. A valuation allowance would be provided to the extent that it is more likely than not that future income tax assets would not be realized. Income taxes are recognized in the income statement except to the extent that it relates to items recognized directly in other comprehensive income or equity, in which case the tax is recognized in other comprehensive income, or equity.

i) Deferred Financing Costs

Costs incurred to obtain short-term borrowings are deferred and amortized on a straight-line basis over the term of the credit agreement. Amortization is a non-cash charge to financing expenses.

Financing costs related to long-term debt were reclassified November 1, 2007 against long-term debt and adjusted to reflect the use of the effective interest rate method instead of the straight-line method previously applied as described in Note 2p)i).

j) Employee Future Benefits

The Company maintains both defined benefit and defined contribution pension plans for employees. The Company also has a closed retirement allowance plan and other employee future benefits, largely in respect of extended health and dental plans and life insurance, to eligible employees upon retirement. The cost of all future benefits is accrued in the year in which the employee services are rendered, based on actuarial valuations.

The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits uses the projected benefit method pro-rated on service, which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees expected to receive benefits under the benefit plan.

The Company also contributes to a multi-employer defined benefit pension plan which is accounted for as a defined contribution plan as the Company has insufficient information to apply defined benefit plan accounting.

k) Intangible Assets

Intangible assets consist primarily of supply and merchandising contracts and marketing related assets with defined lives. These assets are amortized on a straight-line basis over their estimated useful lives which range from two to ten years. Should the carrying amount of the intangible asset exceed its fair value, an impairment loss would be recognized and charged to earnings at that time.

l) Goodwill

Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets acquired. The Company assesses annually whether there has been an impairment in the carrying value of goodwill based on the fair value of the related business operations. Should the carrying amount of the goodwill exceed its fair value, an impairment loss would be recognized and charged to earnings at that time.

m) Foreign Currency Transactions

Self-sustaining operations have been translated into Canadian dollars using the current rate method. Monetary and non-monetary assets and liabilities are translated at the period-end exchange rate while revenues and expenses are translated at the rate of exchange prevailing at the transaction date. Exchange gains and losses arising from the translation of the financial statements are deferred and included in a currency translation account within accumulated other comprehensive income (loss).

Integrated operations have been translated into Canadian dollars using the temporal method. Monetary assets and liabilities are translated at the period-end exchange rate while non-monetary assets and liabilities, revenues and expenses are translated at the rate of exchange prevailing at the transaction date. Exchange gains and losses arising from the translation of the financial statements are reflected in earnings during the period in which they occur.

For other foreign currency balances of the Company, monetary assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and non-monetary items are translated at the rate in effect on the transaction date. Exchange gains or losses arising from translations are recognized in earnings in the period in which they occur.

n) Stock-Based Compensation Plans

Deferred share units, performance share units and restricted share units are amortized over their vesting periods and re-measured at each reporting period, until settlement, using the quoted market value. The Company expenses stock options over the vesting period of options granted, based on the fair value method as determined by the Black-Scholes pricing model, and records the offsetting amount to contributed surplus. Upon exercise of the option, amounts recorded in contributed surplus are transferred to share capital.

o) Environmental Costs and Asset Retirement Obligations

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, mitigate or prevent contamination from future operations, or relate to legal asset retirement obligations. Costs that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are expensed. Provisions for estimated costs are recorded when environmental remedial efforts are likely and the costs can be reasonably estimated. In determining the provisions, the Company uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements.

The Company recognizes its obligations to retire certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized over its estimated useful life. In subsequent periods, the asset retirement obligation is adjusted for the passage of time and any changes in the amount or timing of the underlying future cash flows through charges to earnings. A gain or loss may be incurred upon settlement of the liability.

p) Changes to Significant Accounting Policies

i) Financial Instruments

Effective November 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 3251, Equity; Section 1530, Comprehensive Income; Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation.

Under these new standards, all financial assets and financial liabilities, including derivatives, are initially recognized at transition at fair value or amortized cost on the consolidated balance sheet.

Financial derivative instruments are used by the Company to reduce its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. In the normal course of business, the Company does not hold or issue derivative instruments for derivative trading purposes. Any change in the value of the derivatives is reported in earnings, unless the derivative qualifies as a cash flow hedge and hedge accounting is applied. At November 1, 2007, the Company identified only one contract with an embedded derivative which had nominal value.

in thousands of Canadian dollars, except as noted

During the year, the Company has designated derivative instruments, used to manage variable interest rates associated with some of the Company's debt portfolio and exposures to changes in foreign currency exchange rates, as cash flow hedges. Changes in fair value of a derivative designated as a cash flow hedge for accounting purposes are reported in other comprehensive income. To the extent the change in fair value of the derivative is not completely offset by the change in fair value of the hedged item, the ineffective portion of the hedging relationship is recorded immediately in net earnings. Amounts accumulated in other comprehensive income are reclassified to net earnings when the hedged item is recognized.

Transaction costs related to financial assets or liabilities, other than those held for trading, adjust the carrying amount of the underlying instrument. These costs are then amortized over the instrument's remaining expected life using the effective interest rate method and are included as part of financing expenses. Transaction costs related to financial assets or liabilities classified as held for trading are expensed as incurred.

These changes in accounting policy were applied retrospectively without restatement of comparative financial statements with the exception of the reclassification of the currency translation account of $1,029 to accumulated other comprehensive income. As at November 1, 2007, the Company has recorded the following adjustments:

	Accumulated Other Comprehensive Income	Retained Earnings	Total
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
Investments	$ 254	$ –	$ 254
Accounts receivable	8,744	–	8,744
Other long-term assets	–	(6,759)	(6,759)
	$ 8,998	$ (6,759)	$ 2,239
Long-term debt	$ –	$ (6,833)	$ (6,833)
Future income tax – liability	2,839	24	2,863
	$ 2,839	$ (6,809)	$ (3,970)
Retained earnings	$ –	$ 50	$ 50
Accumulated other comprehensive income	6,159	–	6,159
	$ 6,159	$ 50	$ 6,209
	$ 8,998	$ (6,759)	$ 2,239

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments:

- The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include cash, cash in trust, short-term investments, accounts receivable, bank indebtedness, short-term borrowings and accounts payable and accrued liabilities.
- Investments that are classified as available for sale have been recorded at their fair value based on closing market quotations, if available. The fair value of equity investments that do not have an active trading market were recorded at cost.
- When financial instruments lack an available trading market, fair value is determined using management's estimates and is calculated using market factors for instruments with similar characteristics and risk profiles.
- The fair value of long-term debt with fixed interest rates is estimated by discounting the expected future cash flows using the risk-free interest rate on an instrument with similar terms adjusted for an appropriate risk premium for the Company's credit profile.
- The fair value of interest rate swaps was estimated by discounting net cash flows of the swaps using forward interest rates for swaps of the same remaining maturity.
- Foreign exchange contracts, commodity contracts and exchange-traded derivatives are valued based on closing market quotations.
- The fair values of long-term receivables and payables were calculated using discounted cash flows.

Available for Sale

Financial assets classified as available for sale are carried at fair value with the changes in fair value initially recorded in other comprehensive income until they are assessed to be impaired or disposed of at which time they flow through earnings. Securities that are classified as available for sale and do not have a readily available market value are recorded at cost.

Held for Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held for trading. These instruments are accounted for at fair value with the change in the value recognized in cost of sales.

in thousands of Canadian dollars, except as noted

Instruments designated as cash flow hedges follow hedge accounting.

Held for Trading – Designated

The Company has elected to designate short-term investments as held for trading. These instruments are accounted for at fair value with the change in the value recognized in sales and other operating revenues.

Held to Maturity

The Company does not have any financial instruments that were classified as held to maturity.

Loans and Receivables

Loans and receivables are accounted for at amortized cost using the effective interest rate method.

Other Financial Liabilities

Other financial liabilities are accounted for at amortized cost using the effective interest rate method.

ii) **Non-Hedgeable Grain Inventories and Related Commodity Contracts**

The Company has historically classified its grain inventories and related derivative contracts into two categories. Hedgeable grain inventories are those for which the market risk associated with inventory positions is managed through exchange traded futures instruments. Non-hedgeable grain inventories include inventories for which there are no exchange traded instruments but where cash traded instruments are commonly used to manage market risk. The Company manages the market risk associated with inventory and open contracts on a combined basis.

Prior to October 31, 2007, non-hedgeable grain inventories and related commodity contracts were valued on a combined basis at the lower of cost and net realizable value. During the year, the Company adopted the policy of valuing its non-hedgeable grain inventories on the basis of market quotations less freight and handling costs. Gains and losses on related open grain purchase and sales contracts are based on estimated fair value. This new policy, in addition to providing consistency with the existing accounting policy for hedgeable inventories and commodities is consistent with the fair value measurement requirements adopted on November 1, 2007 for financial instruments and other derivative contracts of the Company. The impact of this change in accounting policy has been recorded retrospectively with restatement of the prior year.

As at October 31, 2007, the Company has recorded the following adjustments as a result of this change in accounting policy:

	Increase
Accounts receivable	$ 2,149
Inventories	$ 16,878
Accounts payable	$ 11,242
Future income taxes	$ 2,491
Retained earnings, as at October 31, 2007	$ 5,294

Net earnings for the 15 months ended October 31, 2007 increased by $5.3 million, net of a tax provision of $2.5 million. Basic and diluted earnings per share increased by $0.04 to $0.86 per share. There was no impact of this change in accounting policy on the deficit of the Company as at July 31, 2006. The Company no longer supports the former accounting systems associated with non-hedgeable grain inventories; therefore, the impact of this accounting policy change to earnings for the year ended October 31, 2008 is not determinable.

iii) The Company also adopted CICA Handbook Section 1506, Accounting Changes and Section 1535, Capital Disclosures, effective November 1, 2007. These sections resulted in additional financial statement note disclosure.

3. Change in Accounting Estimate

In 2008, the Company changed its estimate of the useful life of certain property, plant and equipment. The revised estimates better reflect the expected useful lives of these assets. The change in the estimated useful life was applied prospectively and had the effect of decreasing amortization expense by $5.7 million in the year ended October 31, 2008.

Notes to the Consolidated Financial Statements

in thousands of Canadian dollars, except as noted

4. Earnings Per Share

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
Net earnings	$ 288,282	$ 111,361
Denominator for basic earnings per share amounts:		
Weighted average number of shares outstanding [1]	219,826	129,133
Basic earnings per share	$ 1.31	$ 0.86
Denominator for diluted earnings per share amounts:		
Weighted average number of shares outstanding [1]	219,830	129,137
Diluted earnings per share	$ 1.31	$ 0.86

[1] Number of shares in thousands

5. Business Acquisitions

a) Fiscal 2008

On March 3, 2008, Unifeed Hi-Pro Inc., a wholly owned subsidiary of the Company doing business as Hi-Pro Feeds, purchased certain businesses of Sunrise Feed, LLC in Cheyenne and Elk City, Oklahoma. The acquisition includes a feed mill with 100,000 tonnes/year capacity and a retail outlet in both Cheyenne and Elk City. Sunrise Feed manufactures and sells beef, horse and other animal feed and pasture supplements into the rancher market.

On April 7, 2008, the Livestock Feed and Services division operating as Unifeed, concluded its purchase of V-S Feed and Agri-Supplies Ltd. ("V-S Feed") in Ponoka, Alberta. The acquisition includes a feed pre-mix mill with 8,000 tonnes/year capacity and a retail outlet that sells farm supply and feed products.

On April 28, 2008, Unifeed Hi-Pro Inc. purchased certain businesses of Gore Bros., Inc. and Gore's Trucking, Inc. for total consideration of U.S. $25.3 million. The acquisition added an additional two feed mills in Clovis, New Mexico and Comanche, Texas.

Net assets acquired at fair value:	
Current assets	$ 24,040
Property, plant and equipment	15,160
Goodwill	2,849
Current liabilities	(10,294)
Cash consideration	$ 31,755

These acquisitions have been funded through current operating cash flows.

Earnings derived from the businesses purchased have been included in the Company's consolidated financial statements commencing from the respective acquisition dates.

The acquisitions were accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

b) Fiscal 2007

On May 29, 2007, the Company acquired effective control of Agricore United ("AU"), a Canadian agri-business. On June 15, 2007, the Company acquired all of the remaining Limited Voting Common Shares of AU under a court approved Plan of Arrangement at which time AU became a wholly-owned subsidiary of the Company. The results of the operations of AU are included in the Company's consolidated financial statements commencing May 29, 2007.

The total purchase price of $1,271.8 million consists of $1,233.9 million paid for the AU common shares, $27.1 million for the AU preferred shares (comprised of $14.6 million paid by the Company and $12.5 million redeemed by AU, including accrued dividends) and transaction costs paid by the Company. The total purchase price was financed by the Company issuing 113.9 million common shares for proceeds of $882.8 million, net of share issue costs of $37.3 million (Note 14), borrowings of $330 million under a Bridge Facility (Note 11) and the remainder by cash or cash equivalents and other short-term borrowings.

The acquisition was accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. The Company allocated the purchase consideration as follows based upon the work of third-party valuation experts. The following table summarizes the final allocation of the fair value of assets acquired and liabilities assumed:

in thousands of Canadian dollars, except as noted

Net assets acquired at fair value:	
Current assets	$ 926,976
Property, plant and equipment	1,254,170
Intangible assets	21,303
Goodwill	296,743
Other long-term assets	45,395
Current liabilities	(798,863)
Future income tax liabilities, net	(75,261)
Term debt (all current)	(375,730)
Other long-term liabilities	(22,900)
Total purchase price	1,271,833
Add: Bank indebtedness acquired, net [1]	57,338
Cash consideration, including bank indebtedness assumed	$ 1,329,171

[1] Cash and short-term investments are deducted from bank indebtedness

Acquisition costs incurred or accrued in the above purchase price allocation are comprised of $64.2 million of employee related costs (primarily retention and severance), professional fees of $37.1 million, change in control expenses related to the repayment of AU debt of $41 million, a break-fee paid to James Richardson International ("JRI") of $35 million and $18 million of other related costs, offset by $7 million in interest on subscription receipts funds held in escrow and funds not yet disbursed to AU shareholders. Of these amounts, $19.2 million remained outstanding and unpaid at October 31, 2008.

For the year ended October 31, 2008, the Company incurred $18.2 million of costs arising from the post acquisition integration of AU and the consolidation of operations of which $3.6 million were capitalized and $14.6 million were expensed. Since integration began, the Company has incurred $40.9 million of costs of which $6.3 million were capitalized and $34.6 million were expensed. The Company's integration of AU and the consolidation of operations is substantially complete with any further costs to be incurred expected to be minimal.

As a result of the acquisition, the Company reinstated $21 million of its own pre-existing future income tax assets that had previously been subject to a valuation allowance and recognized $9.2 million of capital losses that had previously not been recognized. These amounts have reduced future income tax liabilities assumed in the purchase price allocation.

Management believes that the estimates used for the above allocation are reasonable, however actual results could differ as confirming events occur which could require future adjustments to goodwill and related accruals.

Asset Dispositions

Concurrent with the acquisition of AU, the Company entered into an agreement with Cargill to sell an interest in certain assets acquired from AU and the Company's Vancouver port terminal to Cargill for total fixed consideration of $155 million. The consideration the Company received was Cargill's 50% interest in the Cascadia Terminal Partnership and $70 million of cash consideration, plus amounts related to working capital and other closing adjustments. As a result of this transaction, the Company recorded a gain on disposal of assets of $30.4 million related to its Vancouver port terminal.

The Company also sold certain assets acquired from AU to JRI for proceeds of $255 million, plus amounts related to working capital and other closing adjustments, for no gain or loss. The proceeds of disposition on the asset sale to JRI were used to reduce the Company's Bridge Facility (Note 11) and the proceeds of disposition on the asset sale to Cargill, as well as the working capital and other closing adjustments related to both the Cargill and JRI asset dispositions, were used to reduce other short-term borrowings. With the sale of its Vancouver port terminal, the Company dissolved Pacific Gateway Terminals Limited, a joint venture with JRI, without penalty, effective June 29, 2007.

6. Inventories

As at	2008	2007
Grain	**$ 352,489**	$ 461,275
Agri-products	**423,602**	280,797
Livestock feed	**39,095**	24,915
Agri-food Processing	**22,757**	18,708
	$ 837,943	$ 785,695

7. Investments

As at	2008	2007
Investments in significantly influenced companies – equity method	**$ 223**	$ 11,379
Other long-term investments	**7,422**	7,819
	$ 7,645	$ 19,198

Equity loss of significantly influenced companies of $11.0 million (2007 – $1.8 million) is included in sales and other operating revenues.

Notes to the Consolidated Financial Statements

in thousands of Canadian dollars, except as noted

8. Property, Plant and Equipment

As at	2008	Accumulated Amortization 2008	2007	Accumulated Amortization 2007
Land	$ 49,751	$ –	$ 48,983	$ –
Site and leasehold improvements	73,455	6,294	57,714	3,056
Buildings	556,702	53,944	545,868	28,435
Machinery and equipment	690,441	171,215	662,926	105,035
Construction in progress	15,963	–	13,655	–
	1,386,312	$ 231,453	1,329,146	$ 136,526
Accumulated amortization	(231,453)		(136,526)	
Net book value	$ 1,154,859		$ 1,192,620	

Amortization of property, plant and equipment for the year ended October 31, 2008 is $99.1 million (2007 – $67.9 million).

9. Other Long-Term Assets

As at	2008	Accumulated Amortization 2008	2007	Accumulated Amortization 2007
Deferred pension assets (Note 16)	$ 51,564	$ –	$ 28,054	$ –
Deferred financing costs	12,673	7,296	18,449	5,004
Other	18,824	6,527	22,450	2,716
	83,061	$ 13,823	68,953	$ 7,720
Accumulated amortization	(13,823)		(7,720)	
Net book value	$ 69,238		$ 61,233	

Amortization of deferred financing costs of $3.1 million (2007 – $2.8 million) is included in financing expenses. Amortization of other assets of $4.0 million (2007 – $1.5 million) is included in amortization.

10. Intangible Assets

Amortization of intangible assets for the year ended October 31, 2008 is $3.7 million (2007 – $1.0 million).

11. Short-Term Borrowings

As at	2008	2007
Bridge Facility (a)	$ –	$ 235,281
Revolving credit facility (b)	–	60,000
Members' demand loans (c)	17,769	16,566
Subsidiaries and proportionate share of joint ventures (d)	–	40,680
	$ 17,769	$ 352,527

in thousands of Canadian dollars, except as noted

a) Bridge Facility

On May 28, 2007, the Company entered into a $750 million non-revolving Bridge Facility ("Bridge Facility") with a syndicate of financial institutions which was repaid in full on May 15, 2008 and bore interest at prime plus 1.5% increasing to 1.75% after November 24, 2007 and 2.25% after February 22, 2008; or Banker's Acceptance/London Interbank Offered Rate ("LIBOR") plus 2.5%, increasing to 2.75% after November 24, 2007 and 3.25% after February 22, 2008. The prime rate was 6.25% at October 31, 2007 and the LIBOR was at 4.93% at October 31, 2007. The Bridge Facility was secured by a first charge (*pari passu* with the Series 2006-1 Notes) on property, plant and equipment of the Company and certain of its subsidiaries, and the capital stock of certain of its subsidiaries (collectively, the "Term Loan Priority Collateral") and a second charge on all other assets of the Company and certain of its subsidiaries. An underwriting fee was charged on any outstanding portion of the Bridge Facility. The Company paid an underwriting fee of $0.6 million on August 26, 2007 and November 24, 2007 and $1.2 million on February 22, 2008. The Company drew $330 million to fund the balance of the acquisition price for AU shares and $362 million to fund the repayment of outstanding long-term debt held by AU, inclusive of pre-payment penalties of $33.6 million. The pre-payment penalties were related to AU change in control provisions and had been included in the purchase price allocation as an adjustment to the fair value of the long-term debt assumed.

Concurrent with the settlement of AU's $525 million revolving credit facility, $255 million of the proceeds related to the JRI asset disposition (Note 5) were used by the Company to reduce the amount owing under the Bridge Facility. The Company also used the net proceeds from the issuance of its Series 2007-1 Notes (Note 12) to reduce the amount owing under the Bridge Facility. This Bridge Facility was replaced by the Credit Facility on May 15, 2008 (Note 12a)).

b) Revolving Credit Facility

On August 10, 2007, the Company entered into a $600 million senior secured revolving credit facility with a syndicate of financial institutions. On November 19, 2007, the Company exercised its option to increase the facility to $800 million. The facility is secured by a first charge on all assets of the Company and certain of its subsidiaries, other than the Term Loan Priority Collateral, and a second charge on the Term Loan Priority Collateral. The Company can draw on the facility at an interest rate of Banker's Acceptance ("BA") plus 0.9% to 1.5% or at prime to prime plus 0.50% subject to the Company's fixed charge ratio. At October 31, 2008, BA was 2.56% (2007 – 4.89%) and prime was 4% (2007 – 6.25%). The facility expires on August 10, 2010, and may be extended at the option of the Company for an additional two years. The facility replaced the Company's $250 million senior secured revolving credit facility and AU's $525 million revolving credit facility

Concurrent with the Company entering into the senior secured revolving credit facility, AU terminated its securitization agreement with an independent trust and repurchased, for $40.3 million, the co-ownership interest in its right to receive reimbursement of amounts advanced to producers arising from the delivery of grains that are held in accordance with an agency contract between AU and the CWB.

At October 31, 2008, availability under the revolving credit facility was $542 million (2007 – $351 million).

c) Members' Demand Loans

Members' demand loans are unsecured funds loaned to the Company by non-institutional investors and employees. At October 31, 2008, the loans bear interest at 2.90% (2007 – 4.05%).

d) Subsidiaries and Proportionate Share of Joint Ventures

The Company's wholly-owned Japanese subsidiary, XCAN, has a Japanese Yen ("JPY") 2 billion credit facility which is guaranteed by the Company on an unsecured basis and a JPY 100 million credit facility, both at local short-term market rates with no fixed expiry date. In addition, this subsidiary had a U.S. $16 million revolving credit facility bearing interest at 0.75% per annum over LIBOR which matured on February 29, 2008. LIBOR was 5.0% at October 31, 2007.

Other subsidiaries and proportionate share of joint ventures' short-term borrowings consist of bank operating loans, which are secured by a first charge against present and future assets.

Notes to the Consolidated Financial Statements

in thousands of Canadian dollars, except as noted

12. Long-Term Debt

As at	2008	2007
Viterra		
Credit facility (a)	$ 225,000	$ –
Series 2007-1 Notes (b)	200,000	200,000
Series 2006-1 Notes (c)	100,000	100,000
Members' term loans (d)	3,404	3,494
	528,404	303,494
Subsidiaries' and proportionate share of joint ventures' debt		
Credit facility (a)	90,338	–
Other (e)	2,767	7,655
	93,105	7,655
Sub-total	621,509	311,149
Less unamortized debt costs	11,421	–
Total long-term debt	610,088	311,149
Less portion due within one year:		
Credit facility	9,000	–
Members' term loans	1,481	693
Subsidiaries' and proportionate share of joint ventures' debt	4,222	3,043
Long-term debt due within one year	14,703	3,736
Long-term debt due in excess of one year	$ 595,385	$ 307,413

a) Credit Facility

On May 15, 2008, the Company completed a $400 million, five-year term secured credit facility with a syndicate of financial institutions. The facility is secured by a first charge (*pari passu* with the Series 2006-1 Notes and Series 2007-1 Notes) on the Term Loan Priority Collateral and a second charge on all other assets of the Company and certain of its subsidiaries.

Upon closing, the Company received $300 million in proceeds from the credit facility, comprised of $225 million Canadian and $75 million U.S. Approximately $232 million of the proceeds were used to fully repay the remaining outstanding amounts on the Company's Bridge Facility included in short-term borrowings. The balance of the proceeds will be used for general corporate purposes, including the funding of potential future acquisitions. The Company had an option to draw an additional $100 million up to May 15, 2009 which it chose to exercise on December 17, 2008.

Based upon the Company's current credit ratings and interest rate swaps, the hedged fixed rate of interest on the credit facility is approximately 5.9% on Canadian dollar borrowings and approximately 6.1% on U.S. dollar borrowings, with minimum mandatory principal repayments of 4% per annum.

Beginning with the fiscal year ending October 31, 2009, if, at the end of a fiscal year, the debt to EBITDA ratio, as defined in the credit facility agreement, is equal to or exceeds 3.75:1.0, the Company must repay a portion of the outstanding loans equal to 50% of the free cash flow, as defined in the credit agreement, from the fiscal year.

The fair value of the amount drawn on the credit facility at October 31, 2008 was approximately $315 million.

b) Series 2007-1 Notes

On August 1, 2007, the Company completed the offering of $200 million in Senior Unsecured Notes ("Series 2007-1 Notes") bearing interest at 8.5% and maturing August 1, 2017. The Company has certain optional redemption rights with respect to the Series 2007-1 Notes. Prior to August 1, 2012, the Company may redeem up to 35% of the aggregate principal amount of the Series 2007-1 Notes at a redemption price of 108.5% of their principal amount, plus accrued and unpaid interest to the redemption date, with the net proceeds received by the Company from one or more public equity offerings. Prior to August 1, 2012, the Company may redeem all or part of the Series 2007-1 Notes at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium (as defined in the Second Supplemental Trust Indenture between the Company and CIBC Mellon Trust Company dated August 1, 2007) and accrued and unpaid interest to the redemption date. On or after August 1, 2012 and prior to maturity, the Company may redeem all or part of the Series 2007-1 Notes at the following redemption prices (expressed as percentages of the principal amount at maturity), plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing August 1 in the applicable year: 2012 at 104.25%, 2013 at 103.1875%, 2014 at 102.125%, 2015 at 101.0625% and 2016 at 100%. The Series 2007-1 Notes rank *pari passu* with the Series 2006-1 Notes and the Credit Facility (Note 12a)), which includes a first charge on the Term Loan Priority Collateral and a second charge on all other assets of the Company and certain of its subsidiaries. The Company used the net proceeds to repay a portion of the short-term borrowings outstanding under its Bridge Facility.

The fair value of the Series 2007-1 Notes at October 31, 2008 was approximately $184 million (2007 – $204 million), based upon the quoted market price.

c) Series 2006-1 Notes

On April 6, 2006, the Company completed the offering of $100 million in Senior Unsecured Notes ("Series 2006-1

in thousands of Canadian dollars, except as noted

Notes") bearing interest at 8% and maturing April 8, 2013. The Company has certain optional redemption rights with respect to the Series 2006-1 Notes. Prior to April 8, 2009, the Company may redeem up to 35% of the aggregate principal amount of the Series 2006-1 Notes at a redemption price of 108% of their principal amount, plus accrued and unpaid interest, to the redemption date, with the net proceeds received by the Company from one or more public equity offerings. Prior to April 8, 2009, the Company may redeem all or part of the Series 2006-1 Notes at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium (as defined in the First Supplemental Trust Indenture between the Company and CIBC Mellon Trust Company dated April 6, 2006) and accrued and unpaid interest to the redemption date. On or after April 8, 2009 and prior to maturity, the Company may redeem all or part of the Series 2006-1 Notes at the following redemption prices (expressed as percentages of the principal amount at maturity), plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing April 8 in the applicable year: 2009 at 104%, 2010 at 102%, 2011 at 101% and 2012 at 100%. The Series 2006-1 Notes rank *pari passu* with Series 2007-1 Notes and with the Credit Facility (Note 12a)), which includes a first charge on the Term Loan Priority Collateral and a second charge on all other assets of the Company and certain of its subsidiaries.

The fair value of the Series 2006-1 Notes at October 31, 2008 was approximately $95.0 million (2007 – $101.3 million) based upon the quoted market price.

d) Members' Term Loans

Members' term loans are unsecured and consist of one-year to seven-year loans with non-institutional investors and employees. Interest is payable semi-annually at interest rates that vary from 3.1% to 8.0% (2007 – 3.8% to 8.25%) and a weighted average interest rate of 4.9% (2007 – 5.1%) based on the face value of the debt instrument.

The fair value of members' term loans at October 31, 2008 was approximately $3.5 million (2007 – $3.6 million).

e) Subsidiaries' and Proportionate Share of Joint Ventures' Debt – Other

The subsidiaries' and the proportionate share of joint ventures' debts bear interest at variable rates. The weighted average interest rate of subsidiaries' and the proportionate share of joint ventures' debts, other than the Credit Facility, is 6.5% (2007 – 5.7%) based on the face value of the debt instrument. The debts mature in 2009 to 2014. The debts are secured by certain assets and some are subject to meeting certain covenants.

The fair value at October 31, 2008 of subsidiaries' and the proportionate share of joint ventures' debts was approximately $2.8 million (2007 – $7.7 million).

f) Scheduled Repayments of Long-Term Debt

The following summarizes the aggregate amount of scheduled repayments of long-term debt in each of the next five years and thereafter:

For the Years Ended October 31	Viterra	Subsidiaries and Proportionate Share of Joint Ventures	Total
2009	$ 10,482	$ 4,221	$ 14,703
2010	10,034	4,064	14,098
2011	9,462	4,064	13,526
2012	9,259	4,060	13,319
2013	289,167	76,431	365,598
Subsequent years	200,000	265	200,265
	$ 528,404	$ 93,105	$ 621,509

13. Other Long-Term Liabilities

As at	2008	2007
Asset retirement obligations (a)	**$ 13,938**	$ 13,071
Contributions in aid of construction (b)	**7,413**	6,308
Grain handling agreements	**4,400**	5,600
Stock-based compensation plans (Note 15)	**9,638**	12,758
Other employee future benefits (Note 16)	**14,095**	13,994
Pension (Note 16)	**3,808**	4,548
Cash flow hedges (Note 22b)	**10,121**	–
Other	**770**	3,976
	$ 64,183	$ 60,255

a) Asset Retirement Obligations

In 1987, Westco, which manufactured phosphate and nitrate fertilizers, closed two of its facilities. The asset retirement obligations represent the best estimate by management of the legal obligations it would incur during the reclamation process. Reclamation involves the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks. Uncertainty exists regarding the estimation of future decommissioning and reclamation costs.

The current and long term portions of the asset retirement obligations increased in the current year as a result of a

$9.9 million revision in estimated cash flows and $0.5 million in accretion expense offset by $9.7 million in liabilities settled during the period.

At October 31, 2008, the Company estimated that the undiscounted cash flow required to settle the asset retirement obligations was approximately $23.9 million (2007 – $22.3 million), which is expected to be settled over the 2009 through 2015 period. The credit adjusted risk-free rates at which the estimated cash flows have been discounted range from 4% to 5.4%.

b) Contributions in Aid of Construction

Contributions in aid of construction represent payments received from producers pursuant to grain storage licence agreements.

14. Share Capital

a) Common Voting Shares

Authorized

Unlimited Common Voting Shares

	Common Voting Shares	
	Number [1]	Amount
Balance, July 31, 2006	90,250,764	$ 502,760
Share issuance for cash	113,905,586	920,083
Balance, October 31, 2007	204,156,350	1,422,843
Share issuance for cash	32,892,863	460,479
Adjustment to share capital from contributed surplus for options exercised	–	14
Balance, October 31, 2008	237,049,213	$ 1,883,336

[1] Number of shares are not shown in thousands

b) Share Issuance

On May 9, 2008, the Company issued 28.6 million common shares, on a bought deal basis at a price of $14.00 per common share, to a syndicate of underwriters as part of a $400.4 million offering. As well, on May 9, 2008, in relation to the $400.4 million offering, the underwriters exercised in full an Over-Allotment Option to purchase an additional 4.3 million common shares at a price of $14.00 per common share for additional gross proceeds of $60.1 million. The underwriters' Over-Allotment Option closed on May 14, 2008.

The Company raised gross proceeds from the common share offering and subsequent over-allotment of $460.5 million. Underwriters' fees and other costs associated with the offering and the over-allotment were approximately $19.0 million. In accordance with the capital nature of this transaction, the associated costs are reflected as a charge to shareholders' equity and reflected in the retained earnings of the Company.

The fiscal 2007 acquisition of the Limited Voting Common Shares of AU (Note 5) was substantially funded by proceeds of $882.8 million, net of share issue costs of $37.3 million, from four subscription receipt offerings, comprised of three public market bought deals and a private placement.

The 113.9 million subscription receipts were exchanged into an equivalent number of common shares of the Company upon the take-up by the Company of the AU Limited Voting and Common Shares on May 29, 2007. In accordance with the capital nature of these transactions, underwriter fees and other costs of $25.2 million, net of taxes, were reflected as a fiscal 2007 charge to retained earnings in shareholders' equity.

15. Stock-Based Compensation Plans

The Company operates three active stock-based compensation plans: a Deferred Share Unit Plan ("DSU") for independent directors and a Restricted Share Unit Plan ("RSU") and a Performance Share Unit Plan ("PSU") for designated executives. In addition the Company's Management Stock Option Plan was reactivated in fiscal 2008 and an Employee Share Purchase Plan ("ESP") began on July 1, 2008.

a) Deferred Share Units

Under the Company's DSU Plan, 40% of each director's annual retainer is paid in DSUs. A DSU is a notional unit that reflects the market value of a single common share of the Company. In addition, on an annual basis directors can elect to receive any percentage from 40% to 100% of their annual retainer and any additional fees for the immediately succeeding year in the form of DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash, or for common shares of the Company purchased on the open market, at the director's option upon a director leaving the Board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of the Company on the Toronto Stock Exchange for the last 20 trading days prior to the redemption date, multiplied by the number of DSUs held by the director. During fiscal 2008, 22,000 RSUs/PSUs were converted to DSUs by Senior Executives. The total DSUs granted were 80,560 during the year ended October 31, 2008 (2007 – 95,856). The Company recorded a recovery of compensation costs related to outstanding DSUs of $0.3 million for the year ended October 31, 2008 (2007 – expense of $1.6 million).

b) Restricted Share Units

Under the Company's RSU Plan, each designated executive receives an annual grant of RSUs as part of their compensation. Each RSU represents one notional common share that entitles the participant to a payment of one common share of the Company, purchased on the open market, or an equivalent cash amount at the Company's discretion. RSUs vest at the end of a three-year period. Holders of RSUs have the option of converting to an equivalent number of DSUs 60 days prior to vesting. During the year ended October 31, 2008, 126,952 RSUs were granted (2007 – 63,762). The Company recorded compensation costs related to outstanding RSUs of nil for the year ended October 31, 2008 (2007 – $1.1 million).

c) Performance Share Units

Under the Company's PSU Plan, the Company provides each designated executive an annual grant of PSUs as part of their compensation. The performance objectives under the plan are designed to further align the interest of the designated executive with those of shareholders by linking the vesting of awards to EBITDA over the three-year performance period. The number of PSUs that ultimately vest will vary based on the extent to which actual EBITDA matches budgeted EBITDA for the three-year period. Each PSU represents one notional common share that entitles the participant to a payment of one common share of the Company, purchased on the open market, or an equivalent cash amount at the Company's discretion. PSUs vest at the end of a three-year period. The final value of the PSUs will be based on the value of the Company's stock at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total EBITDA and whether the participating executive remains employed by the Company at the end of the three-year vesting period. Holders of PSUs have the option of converting to an equivalent number of DSUs 60 days prior to vesting. As at October 31, 2008, 380,863 PSUs were granted to the designated executives (2007 – 191,287). The Company recorded compensation costs related to outstanding PSUs of $0.2 million for the year ended October 31, 2008 (2007 – $7.1 million).

d) Management Stock Option Plan

During fiscal 2008, the Management Stock Option Plan (the "Stock Option Plan") was reactivated after being inactive since fiscal 2004. At the shareholder meeting held on March 12, 2008 certain amendments were made to the Stock Option Plan. Under the amendments, the maximum number of Common Shares that may be issued under Options issued pursuant to the Stock Option Plan has increased from approximately 3.7 million Common Shares to approximately 10.2 million Common Shares. Once the 0.7 million Common Shares that can potentially be issued under currently granted and contingently granted Options are deducted, approximately 9.5 million Common Shares have been reserved for subsequent Option Grants. Options previously granted under the Stock Option Plan were approved by the Board of Directors.

Options granted prior to October 31, 2007 are fully vested, the last of which expires before August 14, 2013. Options granted subsequent to October 31, 2007 contingently vest after July 31, 2010 and expire on July 31, 2015.

The expense related to stock options is recognized over the vesting period based on the fair value of options determined by the Black-Scholes option pricing model with the following assumptions: risk-free rate 3.75%, dividend yield 0%, a volatility factor of the expected market price of the Company's shares of 37%, and a weighted average expected option life of 5.5 years.

	Number of Options [1]	Weighted Average Exercise Price	Number of Options Exercisable [1]	Weighted Average Exercise Price
Outstanding July 31, 2006	88,424	$ 84.45	81,353	$ 90.42
Forfeited and expired	(8,097)	$ 153.42		
Outstanding October 31, 2007	80,327	$ 77.50	80,327	$ 77.50
Options granted	634,412	$ 12.12		
Forfeited and expired	(5,630)	$ 140.49		
Exercised	(2,863)	$ 7.06		
Outstanding October 31, 2008	706,246	$ 18.55	71,834	$ 74.99

[1] Number of options are not shown in thousands

Of the 706,246 options outstanding, 71,834 are exercisable stock options at October 31, 2008, 10.34% have an exercise price of $6.50 or less; the remainder have an exercise price at, or greater than, $31.00. At October 31, 2008, the Company's shares closed at $7.65.

in thousands of Canadian dollars, except as noted

e) Employee Share Purchase Plan

The ESP Plan became effective July 1, 2008. Under the ESP Plan, employees have the option to purchase shares of the Company. The Company matches 50% of the plan participants' contribution and is responsible for all costs associated with the purchase of the shares. The funds are used to purchase common shares on the open market. The compensation costs of $1.5 million are included in operating, general and administrative expenses.

16. Employee Future Benefits

On July 1, 2008, the Company and the Grain Services Union ("GSU") finalized the settlement of the dispute surrounding the Saskatchewan Wheat Pool/Grain Services Union Pension Plan ("the Plan").

The Plan was originally established to provide defined benefits on the basis of contributions negotiated between the Company and the GSU. Since the cost was intended to be limited to the negotiated rates of contribution, the Company had, prior to July 1, 2008, accounted for this Plan as a defined contribution plan.

Since October 2007, by agreement with the Office of the Superintendent of Financial Institutions ("OSFI"), the Company has been remitting an amount equal to its disputed additional quarterly contributions to a separate security arrangement, which amounts were included in "cash in trust" on the Company's consolidated balance sheet pending resolution of the dispute.

In order to settle the dispute the following key terms were finalized simultaneously on July 1, 2008:

- Viterra became responsible for paying $16.6 million into the Plan from the separate security arrangement. However, this amount and all future solvency deficiency payments are segregated in a reverting trust (secondary account) within the Plan so that any amounts paid in, but not required on ultimate windup would be refunded to the Company.
- Active members stop accruing pensionable service under the Plan and move to a defined contribution plan. However, benefits that were earned in the Plan will stay with the Plan and will be paid out upon the employee's retirement in the normal course.
- Viterra accepts full responsibility for all benefits accrued under the Plan and is responsible for making all solvency deficiency payments.
- Viterra becomes sole administrator of the Plan and acquires sole discretion to windup the Plan.

The financial statement impact of the above is that effective July 1, 2008:

- The previous $20 million provision accrued regarding the potential liability to dissolve the dispute has been reversed.
- The initial $16.6 million obligation for payment into the Plan is expensed as a cost of resolving the dispute because at the July 1, 2008 date of dispute settlement, the Company is not entitled to any funds contributed to the Plan. The $16.6 million expense consists of two components:
  - $7.1 million represents the deficiency of the Plan prior to amounts from the secondary account.
  - $9.5 million represents the amount that is subject to the valuation allowance as described in the tables below.
- The amendments to the Plan text were substantial and pervasive. Effective July 1, 2008, Viterra became at risk for the actuarial and investment risk of the Plan. Therefore, at this date, the Plan is effectively a new defined benefit plan and is required to be accounted for as such.

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
Impact of dispute settlement surrounding the GSU Pension Plan:		
Provision for pension settlement	**$ –**	$ (5,000)
Reversal of provision for pension settlement	**20,000**	–
Cost of dispute settlement	**(16,644)**	–
Recovery of (provision for) pension settlement	**$ 3,356**	$ (5,000)

It is the intention of the Company to settle its obligation to current pensioners of the Plan by purchasing annuities when, in the opinion of management, it is prudent to do so. The cost of settling this portion of the pension obligation will be reflected at the time the annuities are purchased.

a) Defined Benefit Plans and Future Benefits

The Company, not including subsidiaries and affiliates, has the following defined benefit plans, which are based on years of service and final average salary: Hourly Employees' Retirement Plan ("Hourly"), Out of Scope Defined Benefit Pension Plan ("OSDB"), Supplementary Executive Retirement Plan ("SERP"), Grain Services Union ("GSU"), Thunder Bay Hourly Pension Plan ("TB Hourly"), Manitoba Pool Elevators Plan ("MPE"), and Combined Agricore United Pension Plan ("Combined"). The Company is on a contribution holiday for the Hourly, OSDB, TB Hourly, MPE and Combined plans due to income tax regulations relating to surpluses in these pension plans. These plans have bridged benefits that allow for early retirement. The SERP is unfunded and the employer makes contributions as the retirement benefits are paid. All of the plans are closed benefit plans. For one of the defined benefit plans, pension benefits may increase annually based on the performance of the fund.

The Company's retirement allowance benefit is a closed benefit plan. Certain groups of the Company's employees are

in thousands of Canadian dollars, except as noted

eligible for a retiring allowance if, as of February 1, 2000, the employee had 15 or more years of service. Those employees currently qualifying for this plan will receive a lump-sum payment upon retirement based on a formula comprising years of service and salary in effect at retirement. The Company also provides other post-employment benefits, largely in respect of extended health and dental plans and life insurance, to eligible employees upon retirement.

Defined benefit plans with accrued benefit obligations in excess of plan assets have an aggregate accrued benefit obligation of $229.3 million (2007 – $20.1 million) and an aggregate fair value of plan assets of $211.2 million (2007 – $14.9 million).

Total consolidated company cash payments for employee future benefits for the year ended October 31, 2008 were $4.2 million (2007 – $3.8 million), consisting of cash contributed to its funded pension plans and cash payments directly to beneficiaries for other future benefits.

The consolidated information presented for 2008 in the table below is based on actuarial valuation results as of December 31, 2005, December 31, 2006, December 31, 2007 and October 31, 2008, with extrapolations as required to October 31, 2008. The projected accrued benefit actuarial cost method pro-rated on service is used for this valuation. The assets are valued at market value on October 31, 2008 and October 31, 2007. The effective dates of the next required actuarial valuations include December 31, 2008, October 31, 2009 and December 31, 2009.

	Pension Benefit Plans		Other Future Benefits	
As at	**2008**	2007	**2008**	2007
Plan Assets				
Fair value, beginning of period	$ **448,493**	$ 286,931	$ **–**	$ –
Fair value of assets added May 29, 2007	**–**	141,905	**–**	–
Fair value of assets added July 1, 2008	**233,100**	–	**–**	–
Fair value of secondary account at July 1, 2008	**16,644**	–	**–**	–
Actual return on plan assets	**(139,085)**	44,232	**–**	–
Employer contributions	**3,488**	979	**742**	2,793
Employees' contributions	**302**	387	**–**	–
Benefits paid	**(33,938)**	(25,941)	**(742)**	(2,793)
Fair value, end of period	**529,004**	448,493	**–**	–
Accrued Benefit Obligation				
Balance, beginning of period	**315,083**	198,534	**12,220**	4,614
Obligations added May 29, 2007	**–**	129,404	**–**	9,733
Obligations added July 1, 2008	**240,220**	–	**–**	–
Current service cost	**1,820**	2,299	**362**	274
Interest cost	**22,248**	16,615	**699**	532
Benefits paid	**(33,938)**	(25,941)	**(742)**	(2,793)
Actuarial gain	**(67,942)**	(5,828)	**(1,608)**	(140)
Balance, end of period	**477,491**	315,083	**10,931**	12,220
Funded status – plan surplus (deficit)	**51,513**	133,410	**(10,931)**	(12,220)
Unamortized transitional asset	**(247)**	–	**–**	–
Unamortized net actuarial (gain) loss	**52,429**	(56,902)	**(3,164)**	(1,774)
Accrued benefit asset (liability)	**103,695**	76,508	**(14,095)**	(13,994)
Valuation allowance	**(55,939)**	(53,002)	**–**	–
Consolidated accrued benefit asset (liability), net of valuation allowance	$ **47,756**	$ 23,506	$ **(14,095)**	$ (13,994)

The consolidated accrued benefit asset (liability), net of valuation allowance, is reflected in these statements as follows:

	Pension Benefit Plans		Other Future Benefits	
As at	**2008**	2007	**2008**	2007
Other long-term assets (Note 9)	$ **51,564**	$ 28,054	$ **–**	$ –
Other long-term liabilities (Note 13)	**(3,808)**	(4,548)	**(14,095)**	(13,994)
Consolidated accrued benefit asset (liability), net of valuation allowance	$ **47,756**	$ 23,506	$ **(14,095)**	$ (13,994)

Notes to the Consolidated Financial Statements

in thousands of Canadian dollars, except as noted

The percentage of plan assets by major category is:

	Pension Benefit Plans	
As at	**2008**	2007
Canadian Equities	**25%**	25%
Global Equities	**26%**	24%
Bonds	**41%**	26%
Other	**8%**	25%
	100%	100%

The significant weighted average actuarial assumptions are as follows:

	Pension Benefit Plans		Other Future Benefits	
As at	**2008**	2007	**2008**	2007
Discount rate (Accrued Benefit Obligation)	**7.25%**	5.70%	**7.25%**	5.70%
Discount rate (expense)	**5.70%**	5.80%	**5.70%**	5.80%
May 29, 2007 discount rate – AU	**–**	5.25%	**–**	5.50%
Expected long-term rate of return on plan assets	**6.50%**	6.40%	–	–
Rate of compensation increase	**3.60%**	3.90%	**3.50%**	3.75%
Average remaining service period – years	**4 - 25**	4 - 12	**3 - 13**	3 - 13
Assumed health care cost trend rates [1]	**–**	–	**6 - 11%**	7 - 13%

[1] The health care cost trend rate varies depending on the employee group being valued and will decline by 1.0% per year to an ultimate increase rate of 3.0%

A one percentage-point change in assumed health care cost trend rates would have the following effects for 2008:

	Increase	**Decrease**
Interest cost	$ 20	$ (19)
Accrued benefit obligation	$ 235	$ (211)

Net benefit expense (income) is comprised of:

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007	**12 Months Ended October 31, 2008**	15 Months Ended October 31, 2007
Costs arising in the period:				
Current service cost, net of employees' contributions	**$ 1,518**	$ 1,912	**$ 362**	$ 274
Interest cost	**22,248**	16,615	**699**	532
Actual return on plan assets	**139,085**	(44,232)	**–**	–
Actuarial loss (gain)	**(67,969)**	191	**(1,608)**	547
Valuation allowance provided against accrued benefit asset	**(6,587)**	5,216	**–**	–
Costs arising in the period	**88,295**	(20,298)	**(547)**	1,353
Difference between costs arising in the period and costs recognized in respect of:				
Return on plan assets	**(172,705)**	17,963	**–**	–
Actuarial loss (gain)	**63,729**	(1,949)	**1,390**	–
Transitional asset	**(80)**	–	**–**	–
Net benefit expense (income)	**$ (20,761)**	$ (4,284)	**$ 843**	$ 1,353

b) Defined Contribution Plans

The Company, including subsidiaries and affiliates, contributes to several defined contribution plans including four multi-employer plans. The Company's total consolidated defined contribution plan expense for the year ended October 31, 2008, is $8.8 million (2007 – $7.2 million).

in thousands of Canadian dollars, except as noted

17. Accumulated Other Comprehensive Income (Loss)

As at	2008	2007
Unrealized gains and losses on cash flow hedges	**$ (9,117)**	$ –
Unrealized gains and losses on available for sale assets	**42**	–
Unrealized effect of foreign currency translation of foreign operations	**(691)**	1,029
	$ (9,766)	$ 1,029

Unrealized losses on cash flow hedges of $2.1 million are expected to be realized and recognized in net income within the next year.

18. Financing Expenses

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
Interest expense on:		
Long-term debt	**$ 34,637**	$ 17,329
Short-term debt	**24,988**	24,227
Interest income	**(18,755)**	(3,485)
CWB carrying charge recovery	**(7,555)**	(4,689)
	33,315	33,382
Interest accretion	**1,414**	–
Amortization of deferred financing costs	**3,056**	2,796
	$ 37,785	$ 36,178

19. Related Party Transactions

The Company has transactions with related parties in the normal course of business measured at exchange amounts which are comparable to commercial rates and terms. Related parties include investees Prince Rupert Grain and The Puratone Corporation.

Total sales to related parties were $16.6 million (2007 – $7.8 million) and total purchases from related parties were $11.6 million (2007 – $6.9 million). As at October 31, 2008, accounts receivable from related parties totalled $11.9 million (2007 – $11.6 million).

20. Corporate Income Taxes

a) The provision for corporate income taxes consists of:

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
Current	**$ 19,422**	$ 2,617
Future	**70,280**	57,709
	$ 89,702	$ 60,326

b) The variation between the provision calculated at the statutory income tax rate and the Company's provision is explained as follows:

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
Earnings before corporate income taxes	**$ 377,984**	$ 171,687
Effective federal and provincial tax rate	**31.92%**	34.3%
Pre-tax accounting income at statutory income tax rate	**$ 120,652**	$ 58,889
Change in effective tax rate on future income taxes	**(21,314)**	122
Recovery due to successful appeal of tax reassessment	**(5,000)**	–
Change in estimate of tax accruals	**(4,715)**	2,668
Permanent differences	**(1,053)**	(412)
Non-taxable portion of capital gain	**(136)**	(1,602)
Tax-paid equity earnings	**1,879**	446
Other	**(611)**	215
	$ 89,702	$ 60,326

Notes to the Consolidated Financial Statements

in thousands of Canadian dollars, except as noted

c) Income taxes allocated to future years are comprised of the following:

As at	2008	2007
Future income tax assets:		
Losses available for carry forward	$ 33,173	$ 88,756
Refinancing and restructuring costs not currently deducted for tax	19,856	25,450
Accrued expenses not currently deductible for tax	39,586	41,776
Research and development costs not currently deducted for tax	1,798	4,398
Reclamation costs not currently deducted for tax	6,341	9,115
Other	2,731	1,479
	103,485	170,974
Valuation allowance [1]	(6,754)	(7,800)
Total future income tax assets	$ 96,731	$ 163,174

[1] The valuation allowance represents management's best estimate of the allowance necessary to reflect the future income tax assets related to losses available for carry forward at an amount that the Company considers is more likely than not to be realized. Included in the 2008 future tax asset of $96.7 million is an adjustment of $0.1 million made directly to retained earnings. Included in the 2007 future income tax asset of $163.2 million is an adjustment of $5.9 million made directly to retained earnings and $21.0 million made directly to goodwill for a decrease in the future income tax assets' valuation allowance.

As at	2008	2007
Future income tax liabilities:		
Net book value in excess of undepreciated capital cost	$ 180,742	$ 196,880
Deferred charges currently deductible for tax	12,938	8,136
Income not currently taxable	2,546	540
Other	5,106	2,344
Total future income tax liabilities	$ 201,332	$ 207,900
Net future income tax asset (liability)	$ (104,601)	$ (44,726)
Classified in the consolidated financial statements as:		
Current future income tax assets	$ 59,202	$ 70,116
Long-term future income tax assets	2,673	255
Long-term future income tax liabilities	(166,476)	(115,097)
	$ (104,601)	$ (44,726)

d) The expiry dates associated with the losses available for carry forward are:

2009	$ 39,586
2012	5,619
2013	56,935
2027	9,145
	$ 111,285 [2]

[2] During the year the Company accelerated prior year capital cost allowance claims resulting in an $81.9 million increase to losses available for carry forward

21. Gain on Disposal of Assets

On August 28, 2007, Intercontinental Exchange Inc. ("ICE") and WCE Holdings Inc., the parent company of Winnipeg Commodity Exchange Inc., announced the closing of ICE's acquisition of WCE Holdings Inc. Based on the purchase price for the transaction of $77.59 per WCE Holdings Inc. common share, the Company recorded a gain on disposal of $4.7 million. The remaining fiscal 2007 gain on disposal of assets of $30.6 million was primarily associated with the sale of the Vancouver Port Terminal (Note 5).

22. Financial and Other Instruments and Hedging

a) Fair Value

The following table presents the carrying amount and the fair value of the Company's financial instruments and non-financial derivatives. Amortized cost is calculated using the effective interest rate method. Fair value is based on quoted market prices. These amounts represent point-in-time estimates and may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of significant judgment.

Notes to the Consolidated Financial Statements

in thousands of Canadian dollars, except as noted

	October 31, 2008		Financial	November 1, 2007
	Carrying Value	Fair Value	Instruments Category	Carrying Value
Cash	$ 183,536	$ 183,536	HFT	$ 24,600
Cash in trust	–	–	HFT	16,710
Short-term investments	486,129	486,129	HFT-D	44,051
Accounts receivable				
Loans and receivables	703,773	703,773	L&R	438,939
Commodity contracts and exchange-traded derivatives	70,057	70,057	HFT	28,719
	773,830	773,830		467,658
Investments:				
Available for sale at fair value	62	62	AFS	258
Available for sale at cost	7,359	7,359	AFS	7,815
Non-financial instrument	224		N/A	11,379
	7,645			19,452
Other long-term assets:				
Long-term receivable	2,075	2,075	L&R	7,319
Non-financial instrument	67,163		N/A	47,155
	69,238			54,474
Bank indebtedness	655	655	OFL	4,501
Short-term borrowings	17,769	17,769	OFL	352,527
Accounts payable and accrued liabilities				
Other liabilities	846,765	846,765	OFL	711,412
Commodity contracts and exchange-traded derivatives	81,831	81,831	HFT	12,533
	928,596	928,596		723,945
Long-term debt, including current portion	610,088	595,257	OFL	304,316
Other long-term liabilities				
Commodity contracts and exchange-traded derivatives	10,121	10,121	HFT	–
Classified as other liabilities	9,638	9,638	OFL	12,758
Non-financial instrument	44,424		N/A	47,497
	64,183			60,255

Financial instruments category/guide:		
	HFT	Held for trading
	HFT-D	Held for trading – designated
	L&R	Loans and receivables
	AFS	Available for sale
	OFL	Other financial liabilities
	N/A	Not applicable

Changes in fair value of commodity contracts and exchange-traded derivatives are included in cost of sales.

b) Risks and Risk Management

The Company faces certain financial risks such as commodity price, foreign exchange, interest rate, credit and liquidity risk which can impact its financial performance. The Company is exposed to changes in commodity prices, foreign exchange rates and interest rates. The Company utilizes a number of financial instruments to manage these exposures. Financial instruments are not used for trading or speculative purposes. The Company mitigates risk associated with these financial instruments through Board-approved policies, limits on use and amount of exposure, internal monitoring, and compliance reporting to senior management and the Board.

Notes to the Consolidated Financial Statements

in thousands of Canadian dollars, except as noted

i) Commodity Price Risk

The Company is exposed to commodity price movements within the market as part of its normal operations. The Company uses exchange-traded futures and options contracts to minimize the effects of changes in the prices of hedgeable agricultural commodities on its agri-business inventories and agricultural commodities forward cash purchase and sales contracts. Exchange-traded futures and options contracts are valued at the quoted market prices. Forward purchase contracts and forward sales contracts are valued at the quoted market prices, which are based on exchange quoted prices adjusted for freight and handling costs. This is consistent with the Company's practice in the prior year. The Company manages the risk associated with inventory and open contracts on a combined basis. The Company's Risk Management Policy provides limits within which management may maintain inventory and certain long or short commodity positions. Based on the Company's October 31, 2008 closing positions, a $10 per tonne change in commodity market prices and a $2 per tonne change in basis levels would result in a $0.4 million change to the Company's after tax earnings on unhedged positions. During the year, the Company entered into natural gas contracts to manage the risk associated with nitrogen fertilizer production. In relation to the natural gas contracts outstanding at October 31, 2008, a $1 per gigajoule change in market prices would result in a $1.0 million change to the Company's after tax earnings.

ii) Foreign Exchange Risk

The Company is exposed to foreign exchange risk on financial commodity contracts which are denominated in U.S. dollars and on its investment in foreign subsidiaries. The Company uses derivative financial instruments, such as foreign currency forward contracts and futures contracts, to limit exposures to changes in foreign currency exchange rates with respect to its recorded foreign currency denominated assets and liabilities. Certain areas of the Company not related to the handling and marketing of grain have discontinued hedge accounting and have thereby increased the potential for volatility in income on these previously hedged contracts. These contracts as well as the foreign currency forward and futures contracts in the remaining areas of the Company are marked-to-market and unrealized gains and losses are recognized in income in the period in which they occur. Due to the Company's risk management strategy, the Company's sensitivity in net earnings to changes in the U.S. dollar, is immaterial.

The Company also has immaterial exposures to currencies other than the U.S. dollar such as British pounds and euros.

As at	2008 Currency Sold	2008 Currency Purchased	2007 Currency Sold	2007 Currency Purchased
Notional U.S. dollars	$ 791,551	$ (144,630)	$ 622,395	$ (136,050)
Notional euros	€ 23,959	€ (750)	€ 9,570	€ (578)
Notional pounds	£ –	£ –	£ 73	£ –
Canadian equivalent	$ 882,526	$ (158,048)	$ 663,846	$ (136,607)
Fair value	$ 988,621	$ (175,175)	$ 600,905	$ (129,300)
Unrealized gain	$ 589	$ 17,127	$ 62,942	$ –
Unrealized loss	$ (106,684)	$ –	$ –	$ (7,308)
Average foreign exchange rate	$ 1.0822	$ 1.0871	$ 1.0503	$ 0.9998

All unrealized gains and losses at October 31, 2008, are recognized in these financial statements in net earnings or other comprehensive income. In 2007, approximately $42.8 million of the net unrealized gain of $55.6 million was recognized in net earnings.

iii) Interest Rate Risk

The Company manages interest rate risk and currency risk on borrowings by using a combination of cash instruments, forwards and a mixture of fixed and floating rates. The Company has entered into interest rate swaps to manage variable interest rates associated with a portion of the Company's debt portfolio. The Company uses hedge accounting for interest rate swaps used to hedge long-term debt. Hedge accounting treatment results in interest expense on the related debt being reflected at hedged rates rather than at variable interest rates. The effective portion of changes in the fair value of the swap is recognized in other comprehensive income while any ineffective portion of changes in the fair value of the swap is recognized immediately in financing expenses. Gains and losses are recognized in financing expenses in the same period as the hedged item is settled. Based on the Company's current credit ratings and interest rate swaps, the hedged fixed rate of interest on the credit facility is approximately 5.9% on Canadian dollar borrowings and approximately 6.1% on U.S. dollar borrowings. The effect of a 25 basis point change on the $225 million Canadian dollar interest rate swap would result in a $1.5 million change to the Company's after tax other comprehensive income, and no change to after tax net earnings. The effect of a 25 basis point change on the $75 million U.S. dollar interest rate swap would result in a $0.6 million change to the Company's after tax other comprehensive income, and no change to after tax net

in thousands of Canadian dollars, except as noted

earnings. Based on the October 31, 2008 closing borrowing, the Company is exposed to interest rate risk on short-term variable rate borrowings. The Company's short-term borrowings fluctuate with seasonal working capital requirements. A 1% increase in short-term variable rates based on October 31, 2008 borrowings would decrease after tax earnings by $0.1 million per annum.

The fair value of the secured notes fluctuates as market interest rates change. However, the secured notes have been designated as other financial liabilities and therefore, changes in their fair value have no impact on net earnings.

iv) **Credit Risk**

The Company is exposed to credit risk in respect of trade receivables which the Company manages through ongoing credit reviews of all significant contracts and analysis of payment and loss history. The absence of significant financial concentration of such receivables limits its exposure to credit risk. Credit risk exposure for the Agri-products and Livestock Feed and Services segments are also limited through an arrangement with a Canadian Schedule I chartered bank which provides for limited recourse to the Company for credit losses on accounts receivable under Viterra Financial and Unifeed Financial.

The Company is also exposed to credit risk in the event of non-performance of its counterparties on its derivative contracts. However, in the case of over-the-counter derivative contracts, the Company only contracts with pre-authorized counterparties where agreements are in place and the Company monitors the credit ratings of its counterparties on an ongoing basis. Exchange traded futures contracts used to hedge future revenues in the Company's grain business are not subject to any significant credit risk as the changes in contract positions are settled daily through a recognized exchange.

The allowance for bad debts as at October 31, 2008 was $19.9 million (2007 – $16.9 million). All bad debt write-offs are charged to operating, general and administrative expenses. The age of trade accounts receivable is:

Under 30 days	$ 488,144
31 to 60 days	19,957
61 to 90 days	2,844
Over 90 days	2,485
	$ 513,430

The Company's maximum credit exposure at the balance sheet date consists primarily of the carrying amounts of non-derivative financial assets such as accounts receivable and long-term receivables as well as the fair value of commodity contracts, exchange-traded derivatives, and other non-trade assets included in accounts receivable.

Short-term investments are held with one Schedule I and one Schedule II Canadian commercial bank and have maturities of less than three months.

v) **Liquidity Risk**

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. Please refer to Section 9.5 of the MD&A for contractual maturities of financial liabilities at October 31, 2008. Management believes that future cash flows from operations and availability under existing banking arrangements will be adequate to support these financial liabilities.

c) Collateral

The Company has charged substantially all assets of the Company and certain of its subsidiaries as security for borrowings (Notes 11 and 12).

d) Foreign Exchange Gains and Losses

Foreign exchange gains of $12.7 million are included in sales and other operating revenues for the year ended October 31, 2008 (2007 – $2.0 million loss) and foreign exchange losses of $12.4 million are included in cost of sales for the year ended October 31, 2008 (2007 – $4.0 million gain).

Notes to the Consolidated Financial Statements

in thousands of Canadian dollars, except as noted

23. Interests in Joint Ventures

The following summarizes the Company's proportionate interest in joint ventures before inter-company revenue and expense eliminations:

As at	2008	2007
Current assets	$ 28,124	$ 23,318
Long-term assets	$ 17,491	$ 18,291
Current liabilities	$ 15,112	$ 15,916
Long-term liabilities	$ 4,275	$ 2,257

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
Revenue	$ 62,546	$ 188,417
Expenses	$ 52,225	$ 172,928
Net earnings	$ 10,321	$ 15,489
Cash from operating activities	$ 6,278	$ 5,537
Cash used in financing activities	$ (3,986)	$ (39,324)
Cash (used in) from investing activities	$ (1,741)	$ 8,198

24. Segmented Information

The Company has not provided revenues from external customers by geographic location as it is not practicable to do so. Total sales and revenue from services include export sales of $2.6 billion (2007 – $1.3 billion).

The segments' accounting policies are consistent with those described in Accounting Policies (Note 2). The Company accounts for inter-segment sales at current market prices under normal trade terms.

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
Sales and other operating revenues		
Grain Handling and Marketing	$ 4,299,496	$ 2,537,106
Agri-products	1,686,278	983,449
Agri-food Processing	198,312	203,209
Livestock Feed and Services	625,947	181,959
Financial Products	13,548	5,579
	6,823,581	3,911,302
Less: Inter-segment sales	46,015	35,486
	$ 6,777,566	$ 3,875,816

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
Inter-segment sales		
Grain Handling and Marketing	$ 45,015	$ 35,772
Agri-products	537	–
Agri-food Processing	463	(286)
	$ 46,015	$ 35,486
Gross profit and net revenues from services		
Grain Handling and Marketing	$ 473,657	$ 356,416
Agri-products	437,613	225,206
Agri-food Processing	35,948	30,189
Livestock Feed and Services	66,065	25,788
Financial Products	13,548	6,227
	$ 1,026,831	$ 643,826
Operating, general and administrative expenses		
Grain Handling and Marketing	$ (174,360)	$ (174,192)
Agri-products	(160,750)	(105,445)
Agri-food Processing	(6,919)	(8,867)
Livestock Feed and Services	(72,151)	(20,329)
Financial Products	(4,702)	(2,332)
Corporate	(75,345)	(64,663)
	$ (494,227)	$ (375,828)
EBITDA [1]		
Grain Handling and Marketing	$ 299,297	$ 182,224
Agri-products	276,863	119,761
Agri-food Processing	29,029	21,322
Livestock Feed and Services	(6,086)	5,459
Financial Products	8,846	3,895
Corporate	(75,345)	(64,663)
	$ 532,604	$ 267,998

[1] EBITDA – Earnings before interest, taxes, depreciation and amortization, gain on disposal of assets, integration expenses and recovery of (provision for) pension settlement

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
Amortization		
Grain Handling and Marketing	$ (41,531)	$ (30,259)
Agri-products	(48,217)	(28,341)
Agri-food Processing	(5,842)	(7,727)
Livestock Feed and Services	(10,239)	(3,889)
Financial Products	(420)	(175)
Corporate	(583)	–
	$ (106,832)	$ (70,391)

in thousands of Canadian dollars, except as noted

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
EBIT [2]		
Grain Handling and Marketing	**$ 257,766**	$ 151,965
Agri-products	**228,646**	91,420
Agri-food Processing	**23,187**	13,595
Livestock Feed and Services	**(16,325)**	1,570
Financial Products	**8,426**	3,720
Corporate	**(75,928)**	(64,663)
	$ 425,772	$ 197,607

[2] EBIT – earnings before interest, taxes, gain on disposal of assets, integration expenses and recovery of (provision for) pension settlement

Capital expenditures		
Grain Handling and Marketing	**$ 22,153**	$ 106,539
Agri-products	**21,705**	8,206
Agri-food Processing	**5,408**	12,510
Livestock Feed and Services	**4,155**	–
Financial Products	**35**	–
Corporate	**2,127**	–
	$ 55,583	$ 127,255

As at	2008	2007
Assets		
Grain Handling and Marketing [3]	**$ 1,592,159**	$ 1,486,636
Agri-products	**1,118,768**	953,649
Agri-food Processing	**126,233**	109,552
Livestock Feed and Services [3]	**251,699**	199,731
Financial Products	**76,224**	82,361
Corporate	**823,409**	210,166
	$ 3,988,492	$ 3,042,095

[3] Includes assets of foreign operations of $139.0 million (2007 – $59.8 million)

Goodwill		
Grain Handling and Marketing	**$ 35,821**	$ 35,821
Agri-products	**187,036**	187,036
Agri-food Processing	**–**	–
Livestock Feed and Services	**10,909**	7,531
Financial Products	**66,355**	66,355
	$ 300,121	$ 296,743

Intangible assets		
Grain Handling and Marketing	**$ 254**	$ –
Agri-products	**17,363**	17,058
Agri-food Processing	**–**	–
Livestock Feed and Services [4]	**2,573**	2,552
Financial Products	**245**	665
Corporate	**1,698**	–
	$ 22,133	$ 20,275

[4] Includes intangible assets of foreign operations of $2.6 million (2007 – $2.6 million)

25. Commitments, Contingencies and Guarantees

a) Lease Commitments

The Company, including its subsidiaries and its proportionate share of joint ventures, has operating leases relating primarily to rail cars, buildings and equipment. Future minimum lease payments having initial or remaining lease terms in excess of one year at October 31, 2008 are as follows:

2009	$ 15,611
2010	10,410
2011	7,352
2012	5,515
2013	3,357
Thereafter	4,784
	$ 47,029

b) Letters of Credit

At October 31, 2008, the Company had outstanding letters of credit and similar instruments of $68.2 million related to operating an agri-business (October 31, 2007 – $81.8 million). The terms range in duration and expire at various dates from November 30, 2008 to September 30, 2009. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

c) Loan Loss Provision

Under the terms of an agreement, a financial institution provided credit for the purchase of crop inputs to certain customers of the Company in the Agri-products segment. The agreement was terminated on January 31, 2008 on payment of a termination fee and the acquired amounts were sold to a Canadian Schedule I chartered bank in February 2008.

d) Indemnification of Accounts Receivable

Viterra Financial™ – the Company has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide credit for qualifying agricultural producers to purchase crop inputs. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. Viterra indemnifies the bank for 50% of future losses to a maximum of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at October 31, 2008, the Company's obligation for past

in thousands of Canadian dollars, except as noted

and future losses is current with the bank in accordance with the Agency Agreement.

Unifeed Financial® – the Company has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide loans to customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. Viterra indemnifies the bank for credit losses based on the first 20% to 33% of new credit issued on an individual account, dependent on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of the underlying accounts and the aggregate credit outstanding. As at October 31, 2008, the Company's obligation for past and future losses is current with the bank in accordance with the Agency Agreement.

e) Loan Guarantees

The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at October 31, 2008, the current outstanding balance of these guarantees is $2.8 million. These guarantees diminish as the underlying loans are repaid and expire in 2014.

The Company is contingently liable to a finance company for a portion of losses incurred related to potential producer delinquencies associated with equipment leases and credit provided for the purchase of fertilizer bins. Given historically low delinquent rates in conjunction with collateral values of assets, the Company has accrued no obligation.

f) Director and Officer Indemnification

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers as well as those of certain affiliated companies.

g) Other Indemnification Provisions

From time to time, the Company enters into agreements in the normal course of operations and in connection with business or asset acquisitions or dispositions. By their nature, these agreements may provide for indemnification of counterparties. The varying nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could incur. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

h) Other Contingencies

As at October 31, 2008, there are claims against the Company in varying amounts for which a provision in the financial statements is not considered necessary. The occurrence of the confirming future event is not determinable or it is not possible to determine the amounts that may ultimately be assessed against the Company with respect to these claims. Management believes that any such amounts would not have a material impact on the business or financial position of the Company.

26. Management of Capital

The Company's objective when managing capital is to strive for a long-term manageable level of debt to total capital. Due to the seasonal nature of the Company's short-term borrowing requirements, the Company's objective is to manage the level of debt to total capital between 30% to 40%.

Debt to total capital is defined as total interest bearing debt divided by total interest bearing debt plus the book value of total shareholders' equity. Interest bearing debt is the aggregate of bank indebtedness, short-term borrowings, long-term debt due within one year and long-term debt.

As at	2008	2007
Bank indebtedness	$ 655	$ 4,501
Short-term borrowings	17,769	352,527
Total short-term debt	$ 18,424	$ 357,028
Long-term debt due within one year	$ 14,703	$ 3,736
Long-term debt	595,385	307,413
Total long-term debt	$ 610,088	$ 311,149
Total interest bearing debt	$ 628,512	$ 668,177
Shareholders' equity	$ 2,200,725	$ 1,474,621
Total capital	$ 2,829,237	$ 2,142,798
Debt to total capital:		
As at the balance sheet date	22:78	31:69
Four quarter average	30:70	34:66

in thousands of Canadian dollars, except as noted

27. Future Accounting Changes

a) Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. The new Section will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning November 1, 2008. It provides more guidance on the measurement and disclosure requirements for inventories. The adoption is not expected to have a material impact on the Company's consolidated financial statements.

b) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning November 1, 2008. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption is not expected to have a material impact on the Company's consolidated financial statements.

c) International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards for public companies would be required to converge with International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011 with comparative figures presented on the same basis. In February 2008, the Accounting Standards Board confirmed the effective due date of the initial adoption of IFRS. The impact of the transition to IFRS on the Company's consolidated financial statements has not yet been determined.

28. Comparative Amounts

Prior period amounts have been restated as a result of an accounting policy change as disclosed in Note 2p)ii).

Management's Discussion and Analysis

1. RESPONSIBILITY FOR DISCLOSURE

Management's Discussion and Analysis ("MD&A") was prepared based on information available to Viterra (the operating name and trademark of Viterra Inc. and referred to herein as Viterra or the "Company") as of January 20, 2009. A number of factors have influenced management's presentation and discussion of results in this report.

- In 2007, Viterra changed its financial year end from July 31 to October 31 to better align its reporting period with its business cycle. As a result, the comparative Consolidated Financial Statements for fiscal 2007 reflect a 15-month period (the "Transition Year" from August 1, 2006 to October 31, 2007).
- The Company also acquired Agricore United ("AU") in 2007, a major competitor and the largest Canadian agri-business in terms of market share at the time. As a result, the discussion of comparative financial statements requires additional disclosure to support shareholders' understanding of the underlying performance of the business. Under Canadian Generally Accepted Accounting Principles ("GAAP"), the 2007 financial results for AU were reported commencing from the acquisition date of May 29, 2007 and include five months, while the former Saskatchewan Wheat Pool ("SWP") results reflect 15 months.
- This MD&A includes key financial statement information for the 12 months ended October 31, 2008 compared to the 15-month results of the Company to October 31, 2007.
- To supplement this information, unaudited financial results for the trailing 12 months ended October 31, 2007 (which include the consolidated results of AU for the five months ended October 31, 2007) have also been included.
- Management will focus its discussion on the comparative 12-month periods and the related quarters ended October 31, 2008 and 2007, respectively.

Management believes this analysis is more relevant to readers and will assist in their understanding of the future financial performance and the seasonality inherent in Viterra's core business.

2. COMPANY OVERVIEW

Viterra is a vertically integrated Canadian agri-business engaged in a number of distinct but interrelated businesses. Founded in 1924, the Company serves western Canadian farmers and markets commodities and food products around the world. On May 29, 2007, the Company acquired effective control of AU, to become one of Canada's leading agri-businesses, with extensive operations and distribution capabilities across Western Canada as well as operations in the United States ("U.S.") and Japan.

As discussed in more detail in the 2007 Annual Report, the acquisition provided a number of benefits and resulted in the Company achieving a stronger and more diversified presence amid the growing demands of a highly competitive marketplace, while creating the scale and scope of operations to enhance its western Canadian position in the global environment and establish a lower cost service model through the realization of significant efficiencies.

As a major participant in the value-added agri-food supply chain, Viterra's core businesses are diversified between five segments: agri-products sales and services, grain handling and marketing, livestock feed and services, agri-food processing and financial products. Geographically, Viterra's operations are further diversified across Western Canada, through the south central United States, Japan, and Singapore, with plans to open an office in Geneva in 2009. As described in the chart below, Viterra participates in fertilizer manufacturing through its 34% ownership in Canadian Fertilizer Limited ("CFL"), oat milling through Can-Oat Milling ("Can-Oat") and malt processing through its interest in Prairie Malt Limited. Viterra is also involved in other commodity-related businesses through strategic alliances and supply agreements with domestic and international grain traders and food processing companies. The Company markets commodities directly to customers around the world in more than 50 countries.

Viterra's shares trade on the Toronto Stock Exchange ("TSX") under the symbol "VT".

Agri-products	Grain Handling and Marketing	Agri-food Processing	Livestock Feed and Services	Financial Products
Manufacturing, distributing and retailing crop inputs and supplies to producers, including seed, crop protection products, fertilizer and equipment	Contracting, marketing and transporting grain from western Canadian producers to consumptive customers	Further manufacturing of bulk grains	Livestock feed manufacturing with six feed mills and two pre-mix sites in Western Canada	Provides credit services to customers of the Agri-products and Livestock services segments through a Canadian financial institution
34% ownership Canadian Fertilizer Limited	Providing value-added services to producers, including cleaning, drying, blending and storage of grain	Can-Oat Milling	Six feed mill locations in south central U.S. operated by Unifeed Hi-Pro Inc.	
Seed research and development		42.4% ownership Prairie Malt Limited	31.4% ownership Puratone Corporation	
54.4% patronage interest Interprovincial Co-operative Limited				

3. BUSINESS MODEL

Viterra's business model is designed to optimize its position in the agri-food value chain by connecting producers and their commodities with destination customers around the world, generating revenue at each stage of the handling, processing and marketing process.

Viterra's relationship with farmers across Western Canada is extremely important given that they are both the primary customer and supplier of products. The Company provides farmers with agronomic and planning advice and other services at the beginning of the crop cycle and delivers customized agricultural solutions and products aimed at ensuring that high-quality, high-yielding crops are available to meet demands in the international marketplace.

Viterra sells a wide variety of agri-products such as proprietary and public seed varieties, along with fertilizer, crop protection products and small agricultural equipment. The Company bundles agri-products with production contracts, trucking premiums, financing options and targeted marketing programs to attract commodities into its high throughput grain handling network in Canada. Viterra cleans, dries and blends grains, oilseeds and specialty crops before they are sold to the domestic or export market. Viterra markets the grain directly to end-use customers through its commodity merchandisers or through the Canadian Wheat Board ("CWB"), and the products are shipped from the Prairies either by truck or by rail to various markets.

The Company manages the transportation and logistics requirements to the destination and is responsible for maintaining the integrity of the product while en route and in storage. For grain that originates from Canada and is destined for the international marketplace, the product moves through one of Viterra's export terminal facilities. Before being loaded onto vessels, the product is graded by the Canadian Grain Commission ("CGC") to ensure it meets the quality specifications demanded by the international marketplace.

Viterra's ingredients can be found in food products around the world, whether they are in breakfast cereals or snack bars sourced from Viterra's oat processor, Can-Oat, or traded through strategic alliances and supply agreements with other food processing and consumer products companies internationally. Viterra develops relationships globally to secure demand for Prairie agricultural products, completing the value chain to the consumer. Value-added feed processing activities through the Company's Livestock Feed and Services group provides feed products, nutritional support, financing and other related services to livestock producers in Canada and the U.S.

Each of the Company's segments is discussed in more detail next.

3.1 Agri-products

Viterra's Agri-products segment operates a network of 252 retail locations throughout Western Canada, which are geographically distributed throughout the growing regions of the Prairies. The Company is involved in the specialized storage and sales of bulk fertilizer, seed, crop protection products and agricultural equipment such as storage bins and grain augers. All facilities offer a variety of agronomic services, including seed, soil and moisture testing. Viterra's retail stores are staffed by individuals with agronomic and agri-business expertise and are supported by a team of professional agronomists.

Retail Locations – By Province


19.0% MANITOBA 48 sites
51.2% SASKATCHEWAN 129 sites
29.8% ALBERTA / BRITISH COLUMBIA 75 sites

Source: Viterra Company Reports

2008 Seeded Acreage – By Province


14.4% MANITOBA
31.3% ALBERTA / BRITISH COLUMBIA
54.3% SASKATCHEWAN

Source: Statistics Canada, Field Crop Reporting Series, Vol. 87, No.8

Viterra's research and development centre at the University of Saskatchewan focuses on developing high-yielding seed products, primarily canola, designed to thrive in Western Canada's diverse climate. Viterra contracts with Prairie growers to produce the seed and, through its retail network, sells proprietary seed varieties and certified seed that offer improved yield potential and other value-added traits. Viterra also sells third-party varieties provided through suppliers such as Bayer CropScience, Dow AgroSciences, Pioneer Hi-Bred and Monsanto.

On November 1, 2008, Viterra amalgamated the assets and operations of Western Co-operative Fertilizers Limited ("Westco") into the Agri-products division, eliminating redundancy and aligning the fertilizer wholesaling and distribution functions with Company sales and retail operations. Viterra now directly holds a 34% investment in CFL, a nitrogen fertilizer manufacturing plant in Medicine Hat, Alberta. The Company is entitled to receive 34% of approximately 1.5 million tonnes of merchantable product, split equally between granular urea and anhydrous ammonia.

Viterra also holds a 54.4% patronage interest in Interprovincial Co-operative Limited, a supplier and manufacturer of crop protection products in Canada.

3.1.1 Agri-products Market Environment

The competitive landscape in Western Canada reflects a mature and highly fragmented market with over 900 locations throughout the region, made up of other grain companies, co-operatives, fuel companies and independent retailers. Viterra's market share is approximately 30%. Its largest competitor group is the independent retailers who collectively comprise another 30% of the market. Some companies offer a full range of products including seed, fertilizer, crop protection and small agricultural equipment. Others specialize in specific product lines. Unlike the grain handling segment, deregulation, globalization and consolidation have had little effect on the crop input distribution network.

The total market size in Western Canada is represented by the total seeded acreage, which has remained at about 60 million acres over the last decade. Although seeded acreage has remained relatively stable, input usage has climbed and, since 1999, the overall market (excluding equipment sales) has grown from about $2.6 billion in sales to about $4.2 billion in 2007. This may reach $5.0 billion in 2008, mainly due to higher product prices during the year, particularly in fertilizer, together with additional sales resulting from higher crop input applications that have been driven by the rise in commodity prices.

2007 Industry Sales by Province – Agri-products


21.4% MANITOBA $0.9 billion
45.3% SASKATCHEWAN $1.9 billion
33.3% ALBERTA $1.4 billion

Source: Statistics Canada: Farm Operating Expenses and Depreciation Charges, November 2008

The growth in sales has been driven by a combination of increased utilization of new seed technologies and varieties, escalating prices resulting from supplier consolidation (increased supplier power) and external factors such as rising fertilizer prices.

New seed and seeding technologies, together with less summer-fallowed acres, price escalation, the development of new crop protection products that address long-term plant disease issues, and shifts in crop mix from cereal grains to oilseeds and special crop commodities have all influenced the growth in the seed market. With the evolution that drove growth in the seed market slowing, future real growth in the overall market is expected to track inflation.

The most dramatic sales growth has been in fertilizer, particularly in 2008, when the industry experienced both dramatic price increases and rising demand. High fertilizer demand, a result of high commodity prices, contributed to record prices even though natural gas costs, the most significant input for nitrogen-based products, were lower compared to the prior year.

During the latter part of 2008, fertilizer prices began to decline, a function of lower corn prices and an anticipation of slower demand. However, forecasts for continued corn production in the U.S. to support the ethanol industry and strong Canadian demand expected in the spring of 2009 may lead to price improvements in early 2009, as farmers attempt to secure supplies in order to maximize yields and economic returns.

Product differentiation is limited in the fertilizer and crop protection segments as all of the larger competitors have access to similar products, although some have proprietary rights to specific brands. Greater opportunities for differentiation exist in seed products as access to proprietary seed can drive higher sales and margins and can be the basis for a product bundling strategy. Apart from proprietary seed and certain proprietary rights to specific brands of fertilizer and chemical products, competition is based primarily on price, information, service and availability.

Pricing remains very competitive and economies of scale offer limited advantages because the cost of larger volume purchases is not significantly discounted relative to purchases made by Viterra's competitors.

The industry is seasonal and highly dependent on weather conditions with more than 75% of the Company's seed, fertilizer and crop protection products delivered from mid-April to the end of June (although 80% of seed orders are typically placed prior to January 1). This means that capacity is fully utilized during this period and underutilized for the remainder of the year.

This short-term, high-volume delivery period requires superior logistics management to ensure product is in the hands of customers when needed. Timely deliveries by manufacturers and central warehousing facilities are essential to meet customer demands. Spring season logistic challenges can be eased by a strong fall season, which typically runs from August to November, depending on weather and harvest conditions. In those years, the fall season can represent about 15% of annual Agri-product sales volumes, the majority of which are typically fertilizer sales.

3.1.2 Key Profit Drivers – Agri-products

Key performance drivers in this segment are the volume of sales in each of the main product lines and the related margins. Demand for crop inputs is strongly correlated to the acres seeded in the crop production year and, as noted previously, seeded acreage in Western Canada has averaged about 60 million acres per year.

Seeded Acreage – Western Canada
(in millions of acres)


Total
All Wheat
Oilseeds
Coarse Grains
Special Crops
Five-year average
2004
2005
2006
2007
2008
60
50
40
30
20
10
0

Source: Statistics Canada Field Crop Reporting Series, Vol. 87, No. 7 – 2003 to 2008 data

Crop mix can influence both the level of sales and margins. For example, canola and other special crops require more inputs than wheat and barley, resulting in greater seed, fertilizer and crop protection product sales in years when the seeded acres are more heavily weighted to those crops. Crop mix can vary depending on commodity price outlooks, input costs, crop rotation requirements and weather conditions. The latter may delay spring seeding and influence the producer to shift to products with earlier germination and shorter maturation characteristics. Margins may also be affected by crop mix, since some seed varieties have a better margin contribution than others.

Average Crop Input Costs
(range $ per acre)


65-75
Wheat
60-70
Barley
75-110
Canola
0
22
44
66
88
110

Source: Viterra Estimates

Growth in nitrogen-based fertilizer production in regions with excess natural gas such as the Middle East and the Caribbean has created a global market for fertilizer and western Canadian prices are now based on the NOLA (New Orleans, Louisiana) price plus freight to Western Canada and adjusted for foreign exchange.

Natural gas prices provide a floor for fertilizer pricing given its significance as an input in the production of fertilizer. As an example, natural gas costs make up approximately 75% of the cost of producing urea. Since it is the primary component in the manufacture of nitrogen fertilizer, as its price fluctuates, so do fertilizer manufacturing costs. Fertilizer production typically occurs throughout the year, while sales are substantially executed during compressed spring and fall seasons.

During periods of increasing fertilizer prices, Viterra may experience margin appreciation between the time of production and the time of sale, or margin compression in a period of declining fertilizer prices. Producers' buying behaviour, in terms of both consumption and timing, will also change depending on input costs, underlying commodity prices and their views on the market outlook.

Weather can also influence the timing and quantity of sales in the agri-products business. Farmers regularly purchase crop inputs in the spring and fall periods. Extremely wet or dry conditions can alter the timing and type of input purchases, depending on the level of plant disease and insect infestations in the case of crop protection products or the amount of soil moisture for seed and fertilizer application. However, favourable weather patterns can also enhance seed, fertilizer and crop protection product sales as producers strive to optimize crop yields.

In terms of sensitivity to overall earnings, management estimates that each 1% change in agri-products retail sales revenue represents about $4 million of EBITDA (earnings before interest, taxes, amortization, gain (loss) on disposal of assets, integration expenses and recovery of (provision for) pension settlement). Management estimates that a 1% change in gross margin typically translates into about $17 to $20 million in EBITDA.

3.2 Grain Handling and Marketing

In the Grain Handling and Marketing segment, Viterra contracts, markets and transports grain from the farm to end-use markets through the Company's 86 licensed primary grain elevator locations and through its port terminals in Vancouver, British Columbia, Thunder Bay, Ontario and Prince Rupert, British Columbia. Grain handling begins with the movement of the commodity from the farm to Viterra's geographically dispersed and strategically located country elevator network where the product is weighed, graded, cleaned and prepared for shipment. Grain is then shipped from the country elevator to North American customers (such as a flour mill, oilseed crusher, maltster or biofuel plant/feed grain consumers) or to a port terminal, usually for shipment to an offshore destination customer.

The CWB has a monopoly over the domestic sale of western Canadian wheat used for human consumption and barley used for malting purposes. The CWB is also the sole export marketing agency for all western Canadian wheat and barley. The grains regulated by the CWB are known as "Board grains" or "CWB grains". Under this monopoly, the CWB controls the pricing as well as the flow and timing of wheat and barley deliveries into the elevator system by issuing contract calls to the producers. The flow of shipments to port terminals is also determined by the CWB through its management of rail logistics.

Most western-based grain companies operate as agents of the CWB, buying grain from producers on behalf of the CWB and delivering it to position at port or to a designated domestic customer. Many grain companies, including Viterra, are also CWB accredited exporters and secure wheat and barley sales in the global marketplace on behalf of the CWB. Viterra contracts, transports and markets "open market" grains (such as canola, oats, flax, peas and other special crops) for its own account.

Viterra has extensive access to domestic and international markets, developed through its marketing relationships with end-use customers. Through its primary sales offices across Western Canada and its Japanese office, the Company markets its grains and oilseeds to more than 50 countries around the world and is the largest canola exporter in Canada. In 2008, Viterra established an international grain group with offices in Calgary and Singapore, with plans to open an office in Geneva in 2009 to further extend its global reach and agri-food supply chain. The new division will develop relationships in destination markets and exporting countries in order to gain access to grains and oilseeds from new regions and capture a greater share of the global demand base.

3.2.1. Grains and Oilseeds Market Environment

On average, Western Canada produces about 49 million tonnes of grains and oilseeds (based on the 10-year average of the six major grains and oilseeds, excluding the unusual 2002 drought), as well as a variety of other specialty crops. Typically, about 60% of the total grains and oilseeds (approximately 30 million tonnes) is shipped over the subsequent 12-month period through the primary elevator system by grain handling companies such as Viterra. The remaining grain production is consumed domestically by food processors, oilseed crushers, feedlots, or held on-farm for future marketings. Three major grain companies operate country elevator networks, together with a number of independent and producer-owned terminals. Viterra has about 35% of the industry's primary storage capacity and the largest market share in fiscal 2008, representing approximately 43% of the market, based on receipts (producers' deliveries into the system).

Western Canadian Production and Primary Elevator Shipments

(in thousands of tonnes)


Prior Year Production
Shipments
60,000
50,000
40,000
30,000
20,000
10,000
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Source: Statistics Canada and Canadian Grain Commission

Commodity prices remained high during the first three quarters of fiscal 2008 with global grain supply limited by arable land, crop quality and yield, which did not keep pace with higher food, feed and energy demand. Global production has rebounded this year with big crops being produced in the Ukraine, Russia, the United States and Canada. Australia is also expected to re-enter the market with an estimated crop size of approximately 30.6 million tonnes (a 36% increase over last year) after a number of consecutive years of declining production. Even with these increases in production, world stocks-to-use ratios remain the third lowest in history (17.9% in 2008), which suggests that the current supply and demand imbalances are likely to keep prices higher than historical averages in fiscal 2009.

Traditionally, wheat has been the dominant crop in Western Canada but, in more recent years, the crop mix has seen a significant shift in favour of oilseeds and special crops. This has been driven by a number of contributing factors. Producers are diversifying to higher value crops to reduce price risk and enhance overall returns. Heightened demand for oilseeds and special crops, together with better seed varieties have provided farmers with new cropping options and access to the better pricing associated with those commodities.

Historically, about 60% of the Company's total shipments have been Board grains (based on a five-year average); however, the shift in production from wheat to canola and other special crops has driven a corresponding shift in the proportion of CWB grains to open market grains. This, coupled with the acquisition of AU, which handled a higher percentage of open market commodities, has resulted in a heavier weighting towards those commodities.

Proportion of Grain Receipts

2008


49% OPEN MARKET GRAINS
51% CWB GRAINS

2007


41% OPEN MARKET GRAINS
59% CWB GRAINS

Source: Viterra Company Reports

3.2.2 Key Profit Drivers – Grain Handling and Marketing

The key drivers in Viterra's grain handling business are volumes and margins. Volume is important because of the high-fixed cost nature of the business. The more grain that flows through Viterra's grain handling and marketing infrastructure, the lower the cost per tonne. The volume of grain shipments is based mainly on production volumes in the previous growing season, adjusted for changes in on-farm inventories. Accordingly, volume is a key driver of profitability given the fee-for-service business model. These fees (or tariffs) are typically adjusted annually and are fairly predictable once export targets and destination customer demands have been determined. Management estimates that every 5% change in production volumes has about a $15 to $18 million impact on EBITDA assuming a corresponding increase or decrease to grain receipts.

Factors that may influence the timing of shipments in a given year include the producers' expectations of commodity prices in the near and longer term, the timing and quality of the crop harvested, export demand, Canadian and U.S. exchange rates, rail transport capabilities, the financial needs of farmers, and direct sales by farmers to domestic millers, maltsters and oilseed crushers.

Production by Province

10-year average


16.6% MANITOBA 7.7 million tonnes
49.0% SASKATCHEWAN 22.8 million tonnes
34.4% ALBERTA / BRITISH COLUMBIA 16 million tonnes

Source: Statistics Canada Field Crop Reporting Series, Vol. 87, No. 7 – 1999-2008 Data

Viterra Capacity by Province


13.7% MANITOBA 0.25 million tonnes
27.3% ALBERTA / BRITISH COLUMBIA 0.50 million tonnes
59.0% SASKATCHEWAN 1.12 million tonnes

Source: Viterra Company Reports

Viterra measures market share based on its share of overall producers' deliveries of the six major grains into its primary elevator system. The Company's extensive and geographically dispersed network of assets positions it to capture a significant proportion of the market relative to the production in each of the Prairie provinces and assists in reducing revenue risk from localized production variances. The ability to source grains and oilseeds in the western Canadian market, as a result of this highly efficient infrastructure, is a competitive advantage.

Since Viterra's acquisition of Agricore United and the repositioning of assets by major players, Viterra has reduced its storage capacity by approximately 61,000 tonnes while the competition has added approximately 200,000 tonnes of additional capacity. This was primarily accomplished through its planned integration program that saw 12 antiquated facilities close and one sold during the year. Viterra now operates 1,868,180 metric tonnes, or about 35% of the industry's overall storage capacity.

While Viterra's focus in 2008 was on its consolidation and rationalization efforts, the Company also completed two upgrades of 50-car loaders to 100-car loading status and has plans for additional upgrades in 2009. Although competitors have not yet closed many of their older facilities, they have embarked on facility expansions and upgrades to improve transportation efficiencies and multi-car loading rates. The following illustrates the change in multi-car loading capabilities within the industry since January 2008.

Industry car spots	Jan. 2008	Oct. 2008
# of 100-car spots	80	94
# of 50-car spots	88	76
	168	170

Source: Viterra Company Reports

Management believes that the competition has completed the majority of its expansion plans heading into fiscal 2009 with that new capacity coming on stream. This may have a small impact on Viterra's market share from a timing perspective for the next 12 months, but it is anticipated Viterra's market share for the six major grains will stabilize in the 42% range once its expansion plans are complete.

All major grain handling companies have the ability to elevate, store, clean, blend, market and transport grain. As such, companies compete on the basis of price and service, which, in turn, can be influenced by the company's level of efficiency. Viterra, with the most efficient elevator network, multi-car rail loading capacity and logistics expertise, has the ability to maximize throughput in the system, lowering costs per tonne and, consequently, outperforming competitors in the industry (see discussion of Core Capabilities in Section 5). The ability to attract market share is a significant factor in profitability. Management estimates that a 1% change in Viterra's market share could result in about a $7 to $8 million change in EBITDA.

The ability to attract additional market share must be appropriately balanced with the level of margins achieved. Viterra's competitive strength, therefore, comes from deploying its core capabilities so that it can enhance market share by offering competitive value to farmers, while preserving and enhancing its own margin capabilities (see discussion of Core Capabilities in Section 5).

Export volumes are also important to profitability, as increased activity at Viterra's port terminals and export-accredited inland terminals generate additional revenue from services such as elevation, cleaning, drying and blending. As a fee-for-service or tolling business, Viterra earns maximum margins on those commodities that it receives into its primary system, ships through a port terminal and manages directly to the destination. As such, the level of CWB sales, worldwide supply and demand, and the quality and price of grains, oilseeds and other commodities, influence export levels and are factors that can impact profitability.

Due to the relatively fixed cost nature of the business, management estimates that each $1 per tonne change in margins translates into about a $15 to $16 million impact on EBITDA.

As noted earlier, Viterra recently established an international grain group that will be responsible for furthering the development of customer relationships in destination and origination markets, seeking out international value-added opportunities, and marketing grains and oilseeds to capture a greater share of the global demand base. Margins earned by the North American grain group include the tariffs and services charged at the primary elevator, rail incentives and port terminal charges. For certain customers and certain commodities, the international grain group will assume responsibility once the product arrives at export position, managing the vessel freight and delivery to the destination of choice. The international grain group also expects to begin sourcing commodities from other countries, when it makes sense to do so, taking possession at port position and managing the vessel logistics, trading margins and delivery to the destination customer.

3.3 Agri-food Processing

Viterra's Agri-food Processing segment is comprised of Can-Oat Milling, one of the world's largest industrial oat millers with plants in Portage la Prairie, Manitoba, Martensville, Saskatchewan, and Barrhead, Alberta, together with a 42.4% ownership interest in Prairie Malt Limited, one of North America's largest single-site malting plants, located at Biggar, Saskatchewan.

Can-Oat processes raw oats into primary, intermediate and finished food products and has plant capacity of 235,000 tonnes of finished oat products per year. Can-Oat is a global leader in industrial supply and is the supplier of choice for many U.S. food manufacturers. Can-Oat's customers are primarily North American marquee food manufacturers that are consistent brand leaders in breakfast cereals, whole grain and healthy food choices. The food manufacturing market is dominated by a small number of larger manufacturers and as a result, Can-Oat is dependent on its top five customers for over 50% of its sales volumes, large companies to which it has been supplying for more than five years.

Can-Oat is the second largest oat processor in the world and controls approximately 21% of the independent industrial oat milling capacity in North America and over 40% of the industrial ingredient supply market.

In 2008, approximately 90% of Canada's oat production was grown in Western Canada. Viterra estimates that at least 50% of that oat production can be used for milling in an average year, of which Can-Oat purchases approximately 20%.

Canada 2007 Oat Production

Production by crop district (000 MT)



Barrhead, AB
Martensville, SK
Portage la Prairie, MB
211.1 to 411.2
107.1 to 211.1
48.2 to 107.1
9.6 to 48.2

Source: Ag Commodity Research: OatInsight

Raw oats are encased by a low-value hull, which renders 30% to 35% of the weight essentially unusable for human consumption. Due to the extra cost associated with shipping these low-value byproducts, mill locations closer to raw material supplies are at a competitive advantage.

In 2008, more than 90% of Can-Oat's production was exported to the United States. Can-Oat also has the capacity to process organic products through its Barrhead facility in Alberta, and has barley processing capacity of 3,500 to 7,000 tonnes per year, depending on product mix.

Can-Oat's products are classified into four types: primary, finished, animal feed and byproducts. Primary products are used to produce finished products at Can-Oat (such as flakes, flour, bran or blended oatmeal combinations) or are sold directly to customers with their own finishing capacity.

Can-Oat Sales Volumes

(MMT)



Feed
Primary
Finished
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Source: Viterra Company Reports

3.3.1 Oat Processing Market Environment

Can-Oat's business can be characterized as stable, in an industry that is mature. Canada is the third largest oat producer and the largest oat exporter in the world, representing 65% of the world's oat export trade. In 2008, total world production increased to 24.8 million tonnes, including oats for feed and human consumption. Canada's oat production has remained relatively consistent over the past 15 years and represents about 15% of the world's total. Close to 90% of Canada's oats are produced in Western Canada, with the majority, about 69%, grown in Saskatchewan and Manitoba.

The industry has seen strong growth in North American milling demand. As a result, the percentage of total oat production that is utilized for food and industrial purposes has increased.

The U.S., as the fourth largest oat producer in the world, is also the world's largest importer of oats, representing about 70% of the world's oat trade. Most of the oats are imported from Canada, with the balance imported from Scandinavia. Canada exports 40% to 45% of its oat production, primarily to the U.S. Canada exported more than 2.25 million tonnes to the U.S. in the 12 months ended July 31, 2008 ("2008 Crop Year"), representing approximately 90% of that country's total oat imports. Despite the strong demand in the U.S. for milling oats, production in the U.S. has declined over the last 15 years as U.S. farmers increase plantings of alternative crops.

Oat milling is an attractive segment of the food ingredients market and holds a strong position in the economy. Oats are a non-GMO ("non-genetically modified organism") and are a wholesome and natural whole grain, grown and processed with very little chemical application. Oat ingredients are functionally suitable for the rapidly growing "convenience food" product categories, another important growth driver for the food industry. Oat demand is particularly resistant to industry downturn since oats are a very economical food source.

Overall, demand for oat ingredients is growing, fuelled primarily by the widely appreciated nutritional benefits of this cereal grain. The Food and Drug Administration in the U.S. approved a health claim for oat-based products, stating that the soluble fiber from oatmeal, as part of a low-saturated fat/low-cholesterol diet, may reduce the risk of heart disease. This official view of whole grain consumption has heightened consumer interest in oat-based foods. Many cereal and snack bar makers are now altering their product lines to include whole grains, a positive development for the oat industry over the long term.

3.3.2 The Malt Industry Environment

Prairie Malt Limited is located in the heart of Canada's vast Prairie region, where some of the best barley in the world is grown within a 100-kilometre radius of the plant. Prairie Malt has an annual capacity of 220,000 tonnes and produces top quality malt that is shipped to customers throughout Canada, the U.S., South Africa, and Pacific Rim and Latin American countries. As part of the Company's interest in Prairie Malt, a barley supply agreement is in place requiring Prairie Malt to take a majority of its barley requirements from Viterra, subject to quality, cost, and timeliness issues. Viterra's partner in Prairie Malt is Cargill Limited ("Cargill"), who is the majority owner and operator.

Malt, a processed form of top quality barley, is a key ingredient used in the production of beer. Malt provides most of the complex carbohydrates and sugars, which are necessary to give beer its distinctive flavour and alcohol content. For the same reasons, malt is used in making whiskey and other distilled spirits. It is also gaining considerable popularity in the food industry as a flavouring component and a source of nutrition. Quality, therefore, is essential. The main raw material used in the production of malt is malting-quality barley.

In Prairie Malt's business, reliable quality is a key factor in maintaining sales relationships with international customers. Only high-quality malt barley is selected for the malting process, so crop quality can affect supply and increase production costs. The overall quality of the 2008 harvest was very good, which is positive for malting barley selections. Saskatchewan Agriculture and Food estimates that 48% of the barley grown in the Province graded as malt, compared with the 10-year average of 33%.

Global beer demand continues to rise, with growth rates estimated at 3 to 4% per year. The main source of higher demand comes from emerging markets. This growth is attributable to increasing demand from China and Latin America, which is expected to gradually offset decreasing trade with Russia.

The CWB holds a monopoly on Canadian malt barley sales to domestic and international customers. Sales are made directly by the CWB or by Accredited Exporters of the CWB such as Viterra. Canadian maltsters purchase all of their malting barley from the CWB, with prices for malting barley based on North American and international market prices. The malting industry is the largest value-added exporter of grain in Canada and the largest barley customer of the CWB and, for the coming crop year, is expected to purchase more than 50% of available CWB malting barley stocks.

3.3.3 Key Profit Drivers – Agri-food Processing

The key drivers for this segment include volumes and margins.

In the oat processing business, margins are impacted by yield, foreign exchange, oat pricing and product mix. Since raw oats are encased by a low-value hull, which is unusable for human consumption, it takes 1.62 tonnes of raw oats to produce 1 tonne of oat ingredients in an average year. Depending on the quality of raw oats in a particular year, this yield equation can vary between 1.60 tonnes to 1.70 tonnes. Every 0.01 tonne decrease in yield can add about $0.4 million to the cost of production and, as such, has an impact on the margins and profitability in this business. Raw oat quality, in turn, is influenced by oat varieties, soil condition and farm practices. To the extent practicable, the Company selectively contracts for oats (direct farm purchases) to better control the quality and supply of its raw oat inputs, although this must be appropriately managed to mitigate the risk of local crop failures. The ability to blend oats of variable quality can result in a more consistent quality that optimizes plant production.

Oats, as an international commodity are priced in U.S. dollars. Prices are driven mainly by the world feed grain market and can be quite volatile. While the Company hedges the bulk of the exposure associated with these prices, some basis risk remains. To reduce the risk of margin erosion due to an appreciation of the Canadian dollar against the U.S. dollar, Can-Oat uses hedging strategies to forward sell anticipated future U.S. dollar net revenue exposures.

Prices of finished goods move up and down on a contract to contract basis with the price of oats and the milling margin negotiated as a separate component.

Product mix can also affect earnings since different types of products will carry different margin contributions. For example, primary oat products typically have lower margins than finished oat products.

For Prairie Malt, energy consumption, labour, and yield maximization (the amount of malt produced from a tonne of barley) are key production drivers. Natural gas is important for production and rising prices can significantly impact margins. In addition, because sales are priced in U.S. dollars, a fluctuating Canadian dollar can affect earnings. Prairie Malt reduces the impact of foreign currency fluctuations by engaging in hedging activities.

3.4 Livestock Feed and Services

The core business activity in this segment is the manufacturing, sale and distribution of feed products. Specialty feed formulations and feed product manufacturing is well diversified between swine, dairy and beef cattle, poultry and other specialty feeds. Feed processing is conducted from six feed mills and two pre-mix manufacturing centres in British Columbia, Alberta, and Manitoba. Unifeed Inc., a wholly-owned U.S. subsidiary, also has a feed processing and commodity sales outlet in Logan, Montana.

Through Unifeed Hi-Pro Inc. ("Hi-Pro"), a wholly-owned U.S. subsidiary, the Company also owns six feed mills in Texas, Oklahoma and New Mexico that manufacture complete feeds, supplements and pre-mixes for ranchers and dairy farmers in Texas, New Mexico, Colorado and other southwest U.S. markets. Hi-Pro also owns and operates a shuttle train unloading facility near its mill in Dexter, New Mexico, which processes corn for regional dairy producers.

2008 Gross Profit – North America


47.6% CANADA $32,132,891
52.4% UNITED STATES $33,932,438

Source: Viterra Company Reports

The Company manufactures complete feeds, pre-mixes and supplements. Complete feeds provide all, or a significant portion of, the nutritional requirements of the livestock being fed. Pre-mixes and supplements supply a base mix of vitamins and minerals to livestock producers who do their own complete feed manufacturing.

This segment also engages in a number of value-added services to complement its manufacture, sale and distribution of feed products and to enhance its relationships with livestock customers. These include financial services, nutritional consulting, farm operation consulting and ingredient forward contracting services on behalf of livestock producers.

Viterra offers financing programs to livestock producers through UniFinance and Unifeed Financial[1]. UniFinance provides secured financing for quota purchases, the purchase of breeding stock, certain capital farm improvements, refinancing of unsecured debts, and equipment purchases. Credit advances through this program are administered by the Company and borrowers are required to purchase their livestock feed products from Viterra. Unifeed Financial acts as an agent for a Canadian Schedule I bank, which provides the financing. The program is administered by the Livestock Feed and Services division in conjunction with the Financial Products division. Additional information regarding this activity can be found in Section 3.5.

Viterra also has a 31.4% ownership interest in The Puratone Corporation ("Puratone"), an integrated commercial hog production company based in Manitoba. Puratone produces more than one million hogs per year and 300,000 tonnes of feed, most of which is fed to Puratone-owned hogs. As of October 31, 2008, the Company had written off its investment in Puratone to reflect the impact of the downturn within the Canadian hog industry on this business. Viterra no longer has any financial exposure to this investment.

3.4.1 Livestock Feed and Services Market

Canada accounts for approximately 4% of the global feed market. Within Canada, the Prairies account for about 22% of all commercial feed production, ranking second behind Ontario and Quebec, which collectively account for about 68%. The underlying fundamentals of the animal feed industry are directly related to the supply and demand trends in the species that consume the feed.

Canada exports about 50% of the beef and pork it produces, either as meat or live animals. Beef exports are expected to remain strong since North America's land base includes significant areas suitable for cattle grazing and emerging countries are currently focused on developing their own poultry and pork production instead of developing competing beef industries. Higher ingredient prices are not expected to have a significant impact on this sector since beef cattle are typically grazers, raised on land unsuitable for growing crops. They tend to consume naturally grown products like hay, silage and grass as the major component of their diet. As such, feed sales by Viterra to the beef sector comprise low-inclusion vitamin and mineral supplements, pasture supplements and feed ingredient commodities. Additional feed inputs, made available

[1] UNIFINANCE and UNIFEED FINANCIAL are trademarks of Viterra Inc.

from the byproducts of ethanol production, are also expected to further supplement beef feed ingredients, keeping the economics manageable for the beef producer.

The dairy sector in Canada is controlled by supply management, and demand is expected to remain relatively stable. In the U.S., in the areas served by Hi-Pro, the Company expects solid growth over the long-term due to the relocation of industrial milk production from California and other states to Texas and New Mexico, and the continuing construction of large cheese processing plants in that region. Total dairy cow numbers in Texas and New Mexico are roughly half of the total number of cows in all of Canada. Feed sales to the dairy sector range from high-inclusion rate supplements in Canada to low-inclusion mineral pre-mixes in both Canada and the U.S. This segment is also a major supplier of feed ingredient commodities, such as barley in Canada and corn in the U.S. Most of the mixed feed the Company sells to the hog sector is complete feed, although vitamin and mineral pre-mixes are also sold to producers who mill their own feed. U.S. feed milling operations do not manufacture or sell significant quantities of hog feed.

Poultry producers purchase complete feed from commercial feed mills since there are very few Canadian poultry producers large enough to economically mill their own feed. Poultry production is tightly controlled both provincially and nationally, and the Company does not expect significant expansion in this area apart from demand driven by population growth. U.S. feed milling operations do not produce or sell significant quantities of poultry feed.

Throughout the industry, surplus capacity in some regions has resulted in competitive pricing and margin pressures, driving ongoing consolidation. Many competitor feed manufacturing assets are antiquated and in need of significant maintenance capital, which could put pressure on poorly funded players. Growing consumer concern over food safety has also resulted in regulatory changes that may prove challenging for on-farm feed manufacturing operations and outdated commercial feed mills. As a result, Viterra's business has a certain competitive strength since most of its assets are either new or have been substantially upgraded in recent years. All of Viterra's Canadian feed mills are federally certified or compliant with Hazard Analysis Critical Control Point ("HACCP") guidelines, the internationally recognized system of quality control management for food safety. Viterra's U.S. feed milling assets are fully compliant with local state and federal operating standards for feed milling.

3.4.2 Key Profit Drivers – Livestock Feed and Services

The key performance driver in feed manufacturing is the volume of feed tonnes sold since feed prices tend to fluctuate in response to the cost of ingredients, which are passed onto the consumer. Margins are relatively stable over a 12-month period and remain relatively consistent year-over-year in the range of $41 to $43 per tonne on average. However, there can be some seasonal variability in the U.S. market, with lower margins generated in the spring when the sales product mix shifts to lower margin products aimed at commercial feedlots.

Over a 12-month period, total feed and ingredient volumes for Viterra are expected to average about 2.4 million tonnes, of which about 1.0 million tonnes will be manufactured and sold in Western Canada. This tonnage is influenced by the demand for feed, which is driven by a number of economic factors, including the demand for protein in North America and around the world. Regionally, demand for livestock feed products can be influenced by a number of local factors such as dairy and poultry quotas, the availability and cost of feed grains and other ingredients, local farm ranching infrastructure and farm products processing infrastructure.

3.5 Financial Products

Through Viterra Financial[2] and Unifeed Financial, the Company acts as an agent of a Canadian Schedule I chartered bank. On behalf of the bank, Viterra Financial extends unsecured trade credit at competitive rates to the Company's agri-products customers. This credit enables producers to purchase the Company's crop protection, fertilizer, seed and equipment products, with repayment terms structured to meet the producer's cash flow needs. Unifeed Financial offers secured loans from the bank to customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. In both programs, the Company directly manages the customer relationship and receives a fee for performing front-end customer review and credit adjudication services, and provides an indemnity to the bank for a portion of any loan losses (See Section 13.2 Viterra Financial and Unifeed Financial). Total approved credit managed by this group is approximately $1.4 billion.

Between 2002 and 2007, the Company also acted as an agent for Farm Credit Canada ("FCC"), extending secured retail credit to SWP's farming customers for the purchase of crop input products. The Company received a fee for the administration of these accounts. Consistent with past years, the financial results for this activity were consolidated in the Agri-products segment. This program was discontinued in January 2008 and credit products for customers in the program transitioned to Viterra Financial.

In addition to these credit programs, this segment also offers ancillary financial and risk management products to producers.

3.5.1 Financial Products Market

Credit demand is determined by the purchasing needs of producers, increases in the prices of crop inputs, economics in the livestock industry, and the availability and pricing of other sources of credit.

The demand for financial services has increased dramatically in the last 10 years. Rising crop input prices, the growing number of larger, more complex farming operations, and the reduction of traditional lenders willing to support 100% of farm operating

[2] VITERRA FINANCIAL is a trademark of Viterra Inc.

expenses have led to a shift in how agri-businesses are financed. Competitively, many smaller crop input retailers are not able to adequately finance the credit needs of their customers and therefore, do not have similar programs in place. While traditional trade credit is offered by many larger suppliers, Viterra Financial is able to offer a broad range of financing options to better align with the customer's cash flow requirements. For example, Viterra offers extended terms that allow farmers to repay their credit lines after harvest, enabling customers to take advantage of future grain delivery opportunities.

3.5.2 Key Profit Drivers – Financial Products

Key performance drivers in the Financial Products segment relate to the level, duration and quality of credit in a given year. These can be influenced by crop input and feed prices, credit quality, producer cash flows and interest rates.

The size of the lending portfolio is determined by the value of the underlying crop input or feed purchases that comprise the portfolio. This, in turn, influences the level of interest income on the portfolio and the resulting fees earned by the Company.

The timing and duration of the credit programs are impacted by the credit quality within the portfolio. Since the portfolio is reviewed and renewed on an annual basis, short-term fluctuations in farm income or producer cash flow do not typically result in any change in credit quality. Viterra maintains an extensive database to track credit history and performance as part of its annual credit adjudication process. Since the Company indemnifies the bank for a portion of its credit losses (see discussion in Section 13.2), credit quality can, therefore, have an impact on the earnings in the segment.

Prevailing interest rates are also a key component to profitability in this segment. Changing interest rates can affect margins as Viterra Financial typically offers programs with extended payment terms. While programs are in place to minimize the effects that increased funding costs might have on the portfolio, unexpected rate changes can still affect profitability.

4. STRATEGIC DIRECTION

Viterra's successful execution of the AU integration was the initial step in the Company's growth and diversification strategy, with the goal of becoming a global agri-business leader and a key supplier of ingredients to the world. The scorecard at the end of this section depicts the Company's achievements with respect to its integration work and the strategic growth plans that were put in place for 2008.

As Viterra looks forward, the Company's strategic focus can best be defined by two key objectives: geographical diversification and expansion of value-added processing to increase the earning base while maintaining a competitive and flexible capital structure.

Viterra's international strategy specifically targets regions that are in prime environments for consolidation, beyond the borders of our core western Canadian grain and agri-products business. The Company can accomplish this by expanding its successful Canadian consolidation strategy to new regions of the world and leveraging its own core competencies. The international diversification strategy is focused on acquiring assets and marketing commodities in regions of the world that grow commodities that Viterra already markets, maximizing full value chain margins. Viterra's North American assets are well positioned for this. Strategic acquisitions in politically stable regions of the world, including the United States, Europe and Australia, would provide the origination capabilities to increase the Company's scale and scope with destination customers, further developing dominant competitive positions and providing proximity to higher growth markets around the globe.

As part of this strategy, the Company established an International Grain division in 2008, opening new offices in Calgary and Singapore, with plans to open an office in Geneva in 2009. This staged approach was designed to enhance the Company's international grain expertise and allow Viterra to capitalize on the growing global demands in agriculture.

The acquisition of additional value-added processing operations would further diversify Viterra's earnings base and expand margins, enabling Viterra to balance its growth strategy and earnings stability. The Company's intention is to build on its existing capabilities, processing food and feed ingredients for the global marketplace. Over the last year, Viterra has acquired three feed mills in the United States and one in Canada. Viterra is actively looking for larger international opportunities in the food and feed ingredient businesses to further vertically integrate into value-added processing. The Company actively seeks assets where it can leverage its existing origination value chain and expertise to create synergies and efficiencies. As global demand for food and feed continues to increase, the opportunities for this industry continue to expand.

Value-added investment is expected to allow Viterra to earn higher margins and further extend its reach along the entire value chain. The Company now has a stable platform on which to build its value-added capabilities to other regions of the world. While the Company has not abandoned options to build, the preference is to pursue growth in a manner that offers the greatest prospective financial returns. This includes acquisitions as well as initiatives that enhance the value of existing assets. This allows Viterra to continue to participate in consolidation opportunities, while avoiding escalating construction costs. At the same time, it provides for quicker market entry and expansion, the prospect of more immediate financial returns and the ability to acquire management expertise. Quality growth and earnings stability will come from maximizing returns on our existing assets and acquiring new businesses to leverage those returns in the future.

The Company assesses the strategic fit of all potential opportunities and plans to pursue only those activities with acceptable risk-adjusted return profiles. As the Company pursues growth, it will focus on maintaining certain credit quality objectives that are consistent with its goal of achieving investment grade credit ratings in the future.

Metric	Target
Total Debt-to-Capital	30% – 40%
Total Debt-to-EBITDA	<3X
EBITDA Interest Coverage	>5X

In pursuing its long-term goals, Viterra's focus is on controlled, strategic growth and diversification, capturing value from global industry consolidation while maintaining a stable and quality earnings profile. The Company intends to aggressively manage its cost structure and prudently manage risks to maximize shareholder value as it grows the business.

The current economic environment has not been kind to many sectors across the global economy, effectively choking off access to capital and debt markets, depressing valuations, and forcing over-levered companies to make tough decisions. Viterra maintains one of the strongest balance sheets in the industry and remains committed to preserving its financial flexibility across business cycles. After raising $441.5 million of equity in May 2008, Viterra has a total debt-to-capital ratio of 22.2%, and combined with strong cash flow from operations, has a solid base and stable earnings platform on which to expand to new geographies and further expand the value-added chain. With valuation metrics now more reasonable than those seen in the last decade, Viterra is ideally positioned to successfully execute on its strategic growth plan.

2008 Strategy Scorecard
Integrate the operations of Saskatchewan Wheat Pool Inc. and Agricore United:
✓ Achieved $110 million in synergies by year-end versus a $104 million target ✓ Secured $400 million term facility and repaid $232 million in bridge financing ✓ Implemented a five-year common labour platform, company-wide pay for performance model and succession planning program ✓ Implemented an employee share purchase program ✓ Completed Viterra's country rationalization program, reducing Viterra's share of industry capacity by 2% to 35% ✓ Amalgamated Can-Oat Milling within Viterra and combined Westco's operations within the Agri-products division ✓ Rationalized 167,000 metric tonnes or 22% of the Company's port terminal capacity in Thunder Bay ✓ Completed system integration work and combined all corporate office functions
Enhance international grain expertise to allow Viterra to capitalize on the growing demands in agriculture:
✓ Hired Senior Vice-President, International Grain and opened trading offices in Calgary and Singapore ✓ Developed effective global freight capabilities
Enhance the value of Viterra's existing network and product offerings:
✓ Acquired two Agri-products retail locations bringing Viterra's retail network to 252 locations across Western Canada ✓ Expanded Viterra's specialty oats processing capabilities ✓ Increased percentage of 50- and 100-car loaders to 91% of total capacity ✓ Launched a Carbon Credit program in Alberta and executed a supply agreement with a western Canadian energy corporation ✓ Launched a new canola variety and 2 crop protection products under Viterra label
Expand or enter into new value-added processing:
✓ Acquired three feed manufacturing plants and a feed retail outlet in the United States, expanding U.S. manufacturing capacity by 68% ✓ Expanded Viterra's Canadian pre-mix feed manufacturing capacity by 100%
Positioned VT for growth to geographically diversify its core operations in North America and potentially abroad:
✓ Issued $441.5 million in equity in May 2008 to fund future growth ✓ Initiated M & A discussions with a number of agri-businesses in North America and abroad to determine strategic fit ✓ Remained active in discussions on potential future opportunities to expand Viterra's value-added processing capabilities

5. CORE CAPABILITIES

In addition to the capital resources discussed in detail in the Liquidity and Capital Resources section of this report, Viterra has a number of core competencies that should enable it to achieve its strategic initiatives.

5.1 Solid Financial Position and Strong Operating Leverage in Uncertain Times

Viterra currently enjoys certain benefits from its operating leverage since the Grain and Agri-products segments are largely fixed-cost structures. As such, incremental improvements in revenues and margins translate almost directly into incremental improvements in EBITDA. The Company expects it will continue to generate significant free cash flow to enable it to pursue its strategic growth objectives.

During fiscal 2008, the Company issued $441.5 million of equity, with the proceeds earmarked for growth. These funds, together with significant ongoing cash provided by operations, positions the Company well for the future.

Viterra's capital structure is solid with longer term credit facilities in place to support its ongoing financial requirements. In 2007, the Company secured an $800 million operating line to fund its core operations and provide the capacity to finance its expanding business. The working capital facility currently carries an interest rate of approximately 2.5%, or 90 basis points over Bankers' Acceptance and has a final maturity of 2012. In the spring of 2008, Viterra secured a $400 million term loan, using approximately $232 million to repay a bridge facility that was secured to purchase Agricore United. The remainder is available for general corporate purposes including acquisitions. The following table details the Company's term debt facilities:

Facility	Term	Interest Rate
$400M Term Loan	Due 2013	Average rate: 5.9%
$100M Senior Unsecured Notes	Due 2013	8.0%
$200M Senior Unsecured Notes	Due 2017	8.5%

Despite the current credit crisis, the majority of western Canadian farmers are financially strong and have access to the necessary credit to fund their ongoing operations. Through Viterra Financial, farmers have access to up to $1.4 billion in credit to support their agri-products purchases in fiscal 2009. In addition, farmers' net incomes for 2008 are expected to be some of the best on record, increasing by 16% from 2007. This, coupled with the above-average crop harvested this fall, should provide the necessary cash flows to finance their operations going forward.

Viterra regularly evaluates its counterparty risk with respect to its relationships with global customers and employs solid risk management practices to manage those relationships. Viterra has reviewed its counterparty risk and is comfortable that it currently does not have any material exposure in this regard.

With respect to Viterra's pension plans, the current downturn in the financial market has had an impact on asset valuations. As a result, based on current estimates, the Company expects to make additional quarterly payments of $5.6 million in fiscal 2009, up from quarterly payments of $1.5 million in 2008 (see Section 13.1 Pension Plans). Funding requirements increase or decrease based on actuarial valuations.

5.2 Diversified and Modern Facility Assets

A substantial infrastructure renewal program to upgrade and replace older, smaller country grain elevators with new, more efficient high throughput elevators ("HTEs") at strategic locations throughout the regions of Manitoba, Saskatchewan, Alberta and British Columbia was substantially completed throughout the 1990s.

The Company believes the geographic dispersion and strategic location of each of the facilities, in addition to its extensive port terminal operations in Vancouver, Prince Rupert, and Thunder Bay, make it possible to attract the throughput volumes required for the Company to be a preferred counterparty for end-use grain markets. The Company's significant footprint in Western Canada positions it as a reliable originator of commodities for its domestic and international customers. Not only does this strategic network diversify the risk of localized weather, but it also allows Viterra to adopt a "value chain management" approach to maximize grain revenue and position it to optimize further opportunities that may result from any change to the regulatory environment.

The geographic dispersion of its extensive crop retailing network permits Viterra to reach a broad group of farm customers, further diversifying the risk of localized economic or other market conditions.

5.3 Efficient Network/Logistics Expertise

The Company's efficient elevator network, and the related logistics expertise it uses to arrange for the optimal receipt of grains into the facilities, minimizes the length of time the grain is held in storage and provides for timely delivery to domestic and international customers. Since railway companies offer incentives for loading products into multi-car unit trains, maximizing rail car usage through its country network is also an important contributor to profitability. The new incentives for fiscal 2009 range from $4 to $5 per tonne for 50-car loads, to incentives of $8 per tonne on car loads of 100 or more. Viterra is well positioned with about 37% of the industry's 100-car loading capacity, allowing it to offer producers competitive transportation premiums to attract grain into its system and simultaneously capture a profitable increase in market share.

5.4 Quality Control

With consumer awareness and concerns over food safety and "traceability", the Company has established a number of processes to track and identify crops at every stage of production, from seed to customer, to meet or exceed international standards. Viterra applies HACCP principles and maintains a certificate of conformity to the ISO 22000 (HACCP) standard, the internationally recognized Food Safety Management System, to the operation of its grain handling and feed manufacturing network. Viterra is also registered to the ISO 9001:2000 standard, an internationally recognized Quality Management System for the processing and export of grains, oilseeds and special crops.

5.5 Customer Focused

Viterra is committed to monitoring economic, financial and regulatory developments in the agricultural community to anticipate changing needs and respond accordingly. The Company recently developed a "Customer Solutions" service group to nourish customer relationships, analyze product offerings that align with customer needs and to seek opportunities to grow market share. Viterra believes that executing on initiatives to deliver innovative solutions to its customers will reinforce the Company's prominent position in Canada and abroad and provide it with a competitive advantage over others in the industry.

5.6 Agronomic Services

To complement the Company's other product offerings, Viterra has an agronomic service team in place throughout Western Canada that includes Certified Crop Advisors ("CCAs") and 21 Managers of Agronomic Services ("MASs"). The MASs are dedicated business partners in farming communities across the Prairies, committed to the production cycle from seeding through harvest. Their industry-leading expertise keeps customers current on the latest agronomic technologies and helps customize product packages tailored to a customer's specific needs. They also serve as educators within Viterra's network, training staff on the latest in agronomic trends and product offerings so that front-line staff can tailor solutions-based marketing programs. Together, the services provided by Viterra's CCAs and MASs provide the Company with unique guidance and expertise integral to growers' key business decisions further distinguishing Viterra from its competitors in the industry.

5.7 Proprietary Seed Varieties

Developing the best seed varieties requires a long-term commitment and focus on breeding, trait development and extensive crop evaluation. Viterra's in-house breeding effort is focused primarily on the oilseed sector and includes proprietary canola (Brassica *napus* and Brassica *juncea*) and flax.

Operating the largest Canadian-owned canola breeding program, Viterra develops world-class proprietary canola varieties and is globally recognized for leadership in this area. Throughout the development process, research and technology collaborations from around the globe (such as the Evogene Abiotic Stress gene project initiated in 2008) have been key to ensuring ongoing competitiveness. In flax, Viterra leads the industry in breeding and has been successful in oil profile modification and meeting the needs of both growers and consumptive end-use customers.

In other crops, including cereals and forage seed, Viterra accesses genetics on an exclusive basis from its breeding partners and tests them through Viterra's development group, which represents the most extensive trialing system in Western Canada. Whether developed in-house, or sourced from suppliers, Viterra's goal is to provide growers with the best genetics and superior seed varieties to maximize yield and return on investment.

Proprietary products are a key feature of Viterra's seed line and offer additional margin opportunities throughout the Company's value chain. Viterra's proprietary seed line consists of 14 canola varieties and 17 cereal varieties exclusive to Viterra. In many cases, the seed is also identity preserved (IP) under contract. Farmers who purchase seed under IP contract are required to return the production to Viterra at harvest time, allowing the Company to capture full margin potential – from seed development through to the sale to the end-use market.

Through IP contracting, Viterra's farm customers are able to access varieties with very good agronomics and at the same time, gain a competitive advantage given that much of the IP product sells for a premium in the international marketplace. Viterra's end-use customers receive product that meets their strict specifications from a quality and food safety perspective. It is a model that Viterra is committed to in meeting the food requirements of the global marketplace.

6. QUARTERLY FINANCIAL INFORMATION

Select Quarterly Financial Information

For the quarters ended ($ millions – except per share amounts) (Unaudited)	**October 31, 2008 Q4[2]**	July 31, 2008 Q3[2]	April 30, 2008 Q2[2]	January 31, 2008 Q1[2]	October 31, 2007 Q5[2]	July 31, 2007 Q4[1,3]	April 30, 2007 Q3[3]	January 31, 2007 Q2
Sales and other operating revenues	**$ 1,716.8**	$2,218.2	$1,525.4	$1,317.1	$1,285.9	$1,400.2	$ 401.5	$ 447.6
Net earnings	**$ 46.8**	$ 166.7	$ 33.6	$ 41.2	$ 0.9	$ 98.5	$ 9.2	$ 7.9
Basic and diluted earnings per share	**$ 0.20**	$ 0.71	$ 0.16	$ 0.20	$ –	$ 0.58	$ 0.10	$ 0.09

[1] Includes consolidation of results of AU from May 29, 2007, the date of acquisition

[2] Includes consolidation of results of AU for the entire quarter

[3] As restated, see Note 2(p) of Consolidated Financial Statements

As noted, effective May 29, 2007, the Company acquired all of the issued and outstanding shares of AU, which materially increased the assets, liabilities, sales, employees, market share and operating capacity of the Company. As a result, the quarterly information above includes the results of AU since the acquisition date of May 29, 2007. Concurrent with the acquisition, the Company also sold a number of operating assets to Richardson International Limited ("JRI") and Cargill, effective June 30, 2007. While these sales have increased the operating capacity of these competitors, Viterra remains the largest and most efficient grain handling company in Canada based on railcar loading capacity. (See discussion of Viterra's market environment in each of its business segments in Section 3, the discussion of its Core Capabilities in Section 5 and Restructuring and Integration Matters in Section 11).

6.1 Quarterly Seasonality and Trends

In the Grain Handling and Marketing segment, Viterra actively buys and receives grain from customers throughout the year. Grains and oilseeds are tested, cleaned, dried, and blended in preparation for shipping, and Viterra extracts a margin for these services. Viterra merchandisers market open market grains and oilseeds directly to destination customers and the Company buys and sells CWB grains as an Agent and Accredited Exporter of the CWB.

While grain deliveries, shipments and exports occur fairly steadily throughout each of the quarters, there can be some variation from quarter to quarter depending on demand from destination customers, the CWB export program, weather conditions, rail interruptions, harvest pressures, commodity pricing and producer cash flow requirements. Shipments through the Company's port terminals in Thunder Bay end in late December, when the St. Lawrence Seaway is closed for the winter months, and typically resume near the end of April. In addition, the month of July can be a strong month for grain deliveries as farmers sell their old crop and fill their CWB contracts (which expire July 31) or move it off-farm to make room for the new crop that is harvested from late August to the end of October.

In the Agri-food Processing segment, earnings are relatively fluid with continuous demand for products throughout each quarter. Similarly, Livestock Feed and Services sales are also fairly steady during the year, but tend to peak during the winter months as feed consumption increases. Revenue in the Financial Products segment follows the related pattern of underlying sales in the Agri-products and Livestock Feed and Services segments.

The seasonality of the Company's business is most notable in the Company's Agri-products segment. This trend directly relates to the life cycle of the crop, with more than 75% of the segment's annual sales generated between mid-April to the end of June, when the crop is first planted and begins maturing.

A summary of the specific trends in the Agri-products business for each of the quarters is detailed next.

Quarterly Period November 1 to January 31

Historically, the Company averages about 9% of its agri-products sales during this quarter and receives pre-purchase payments from customers for the spring agri-products. At this time, producers have also completed harvest and are able to assess the performance of their seed, the condition of their soil and may make early determinations on what crops they intend to plant in the spring. This period is an important sales promotion and marketing period for the Company as it works to secure sales commitments for the spring season.

Quarterly Period February 1 to April 30

Historically, Viterra generates an average of about 16% of its agri-products sales in this quarter. During this time, the Company prepares for the highly compressed spring selling period as it begins to source, purchase and distribute product through its retail network in anticipation of spring sales, and launch its spring promotional programs. Agronomic specialists are also actively working with producers during this time to develop their operational plans and customize solutions based on the specific needs of the producer.

Quarterly Period May 1 to July 31

The Company's agri-products sales during this quarter historically average about 67% of total sales. During this period, producers take delivery of pre-purchased agri-products and begin planting, fertilizing and tending to their crops. Producers carefully monitor crops for insects, weeds and disease during June and July and will apply various crop protection products depending upon these factors. Equipment sales typically begin at the end of this quarter as producers anticipate their storage requirements for the harvest season.

Quarterly Period August 1 to October 31

Agri-products sales during this period historically average about 8% of total sales. Producers purchase crop protection products and equipment from the Company in preparation for harvest. After harvest, producers have their soil tested for nutrient levels and begin to purchase fertilizers. Although not as intense as the spring period, fertilizer sales also increase in the fall, once harvest is complete, and producers begin preparing the soil for next year's crop. The fall fertilizer application restores nutrients to the soil that are needed for spring planting.

7. CONSOLIDATED QUARTERLY OPERATING RESULTS

Fourth Quarter Operating Highlights

(in thousands – except percentages, margins and per share amounts)
For the three months ended October 31

(Unaudited)	2008	2007[1]	Better (Worse)
Operating Results			
Sales and other operating revenues	$ 1,716,818	$ 1,285,908	$ 430,910
Gross profit and net revenues from services	$ 223,432	$ 180,317	$ 43,115
Operating, general and administrative expenses	$ (123,174)	$ (118,039)	$ (5,135)
EBITDA	$ 100,258	$ 62,278	$ 37,980
Amortization	$ (30,226)	$ (32,281)	$ 2,055
EBIT	$ 70,032	$ 29,997	$ 40,035
Integration expenses	$ (2,358)	$ (11,077)	$ 8,719
Gain (loss) on disposal of assets	$ (206)	$ 2,481	$ (2,687)
Financing expenses	$ (6,271)	$ (14,151)	$ 7,880
Net earnings	$ 46,790	$ 842	$ 45,948
Basic and diluted earnings per share	$ 0.20	$ –	$ 0.20
Cash flow before working capital changes	$ 73,131	$ 39,175	$ 33,956
Cash flow per share – basic and diluted	$ 0.31	$ 0.19	$ 0.12
Property, plant and equipment expenditures	$ (20,409)	$ (8,217)	$ (12,192)
Grain Handling and Marketing Segment			
Gross profit and net revenues from services	$ 108,727	$ 112,353	$ (3,626)
EBITDA	$ 70,091	$ 62,414	$ 7,677
Sales and other operating revenues	$ 1,182,716	$ 963,877	$ 218,839
[A] Industry receipts – six major grains (tonnes)	8,526	8,521	5
Industry shipments – six major grains (tonnes)	8,276	8,733	(457)
[B] Primary elevator receipts – six major grains (tonnes)	3,684	3,748	(64)
Primary elevator shipments – (tonnes)	3,466	4,367	(901)
Six Major Grains	3,310	4,219	(909)
Industry terminal handle – six major grains (tonnes)	5,741	6,933	(1,192)
Port terminal receipts (tonnes)	2,083	2,640	(557)
Market share (%) – Country Receipts [B]/[A]	43.2%	44.0%	(0.8 pt)
Margin ($ per grain tonne shipped)	$ 31.37	$ 25.73	$ 5.64
Agri-products Segment			
Gross profit and net revenue from services	$ 89,789	$ 41,979	$ 47,810
EBITDA	$ 44,033	$ 9,214	$ 34,819
Sales and other operating revenues	$ 308,072	$ 172,836	$ 135,236
Fertilizer*	$ 228,087	$ 126,779	$ 101,308
Crop Protection	$ 40,992	$ 26,385	$ 14,607
Seed	$ 1,588	$ 1,612	$ (24)
Equipment sales and other revenue	$ 37,405	$ 18,060	$ 19,345
Average Margin	29.1%	24.3%	4.8 pt
Agri-food Processing Segment			
Gross profit and net revenues from services	$ 8,418	$ 7,029	$ 1,389
EBITDA	$ 7,140	$ 6,047	$ 1,093
Sales and other operating revenues	$ 54,187	$ 49,271	$ 4,916
Tonnes sold	80	106	(26)
Margin per tonne	$ 105.23	$ 66.31	$ 38.92
Livestock Feed and Services Segment			
Gross profit and net revenues from services	$ 11,077	$ 14,947	$ (3,870)
EBITDA	$ (7,920)	$ 2,532	$ (10,452)
Sales and other operating revenues	$ 181,751	$ 108,529	$ 73,222
Feed sales (tonnes)	501	374	127
Feed margin ($ per feed tonne sold)	$ 38.86	$ 48.17	$ (9.31)
Non-feed gross profit & net revenue from services	$ (8,390)	$ (3,068)	$ (5,322)
Financial Products Segment			
EBITDA	$ 3,907	$ 3,216	$ 691
Corporate Expenses			
EBITDA	$ (16,993)	$ (21,145)	$ 4,152

[1] As restated, see Note 2(p) of the Consolidated Financial Statements

* Consolidated sales from retail operations and Westco third party sales

Strong operating performance in Grain Handling and Marketing, Agri-products, Agri-food Processing, and the Financial Products segments drove higher sales in the most recent quarter relative to the comparable quarter of the prior year. Consolidated EBITDA for the quarter improved by $38.0 million to $100.3 million.

Gross margin increases more than offset higher Operating, General, and Administrative ("OG&A") expenses. Higher OG&A expenses for the fourth quarter of 2008 were partially offset by consolidated pension and other post employment benefit income of $20.4 million. While there were actuarial losses on assets during 2008 due to the downturn in financial markets, pension plan accounting requires that gains and losses are effectively smoothed over future periods, beginning in the following period. The actuarial losses in 2008 will not begin to impact the Company's income directly until 2009 (see Note 16 of the Consolidated Financial Statements).

Amortization expenses of $30.2 million for the quarter decreased by $2.1 million compared to the same quarter in 2007, reflecting changes in accounting estimates to the useful lives of certain capital assets.

Consolidated EBIT (earnings before interest, taxes, gain (loss) on disposal of assets, integration expenses and recovery of (provision for) pension settlement – see Non-GAAP Measures on page 43) for the Company increased by $40.0 million to $70.0 million, compared to EBIT of $30.0 million the year before.

Integration costs incurred during the quarter were $2.4 million, a result of continuing severance, consulting and advisory, and other integration costs incurred by the Company during the period. These costs are down from the $11.1 million incurred for the same period of 2007. (See discussion of Restructuring and Integration Matters in Section 11).

Financing costs were $6.3 million for the quarter, down $7.9 million from the comparable period last year, mainly due to decreased levels of short-term borrowings and lower interest rates on the Company's debt facilities as well as interest income generated on the Company's short-term investments.

Higher EBIT and lower integration and financing expenses, offset partially by proportionally higher income tax expense, resulted in consolidated net earnings of $46.8 million ($0.20 per share), compared to consolidated net earnings of $0.8 million in the same quarter of the prior year ($0.00 per share).

Viterra generated cash flow provided by operations of $73.1 million ($0.31 per share) for the three months ended October 31, 2008, compared to $39.2 million ($0.19 per share) in the same three months of 2007. During the fourth quarter, the Company's non-cash working capital decreased by $182.9 million from the third quarter, which mainly reflects the seasonality of the business with higher accounts payable during the period. Higher cash flow provided by operations, together with the decrease in non-cash working capital, resulted in total cash from operating activities of $256.0 million in the fourth quarter compared to $262.9 million in the fourth quarter of 2007.

7.1 Grain Handling and Marketing

EBITDA was $70.1 million, $7.7 million higher than the same quarter last year, reflecting higher margins per tonne and lower OG&A expenses, which included the favourable pension adjustment noted below, partly offset by lower grain shipments.

Viterra shipped 3.5 million tonnes in the quarter, 0.9 million tonnes less than the same period a year ago. This was due to a 0.5 million tonne decline in industry shipments coupled with a lower Viterra share of industry shipments compared to the same quarter of 2007. Last year the harvest was early and, as a result, more grain flowed into the system in the August to October period. Additionally, lower grain prices in the most recent quarter prompted growers to withhold grain deliveries into the system in anticipation of improved global grain prices in subsequent periods.

Grain margins improved by 21.9% over the same period last year to $31.37 per tonne. Better margins were the result of operational efficiencies in the value chain related to freight incentives, handling, cleaning, drying, and blending opportunities that were accentuated by unprecedented commodity prices in 2008, as well as improvements to merchant margins. In addition, there was approximately $2.00 per tonne of synergies in the fourth quarter resulting from efficiencies achieved through the combination of the SWP and AU operations.

Gross profit and net revenues from services was $108.7 million for the quarter, down slightly from last year's gross profit of $112.4 million. This decrease is due to lower grain shipments, offset, in part, by higher per-tonne margins during the quarter. OG&A expenses were $38.6 million for the quarter, which included $13.8 million of pension income in this segment during the period (as noted in Section 7 Consolidated Quarterly Operating Results). Excluding the pension income, OG&A expenses increased by $2.5 million over the same three-month period of 2007. The increase reflected additional wages, salaries and benefits, and new costs associated with the implementation of an employee share purchase plan and short-term incentive accruals in the most recent quarter, offset partially by cost synergies realized during the period relating to the integration of AU.

EBIT for the Grain Handling and Marketing segment was $59.0 million for the three months ended October 31, 2008, compared to EBIT of $49.1 million in the same quarter of 2007.

7.2 Agri-products

Agri-products sales remained strong during the fourth quarter, rising by $135.2 million to $308.0 million. The increase was due largely to higher fertilizer prices, offset in part by lower volumes. World fertilizer prices began declining during the latter part of the quarter, prompting producers to delay fertilizer purchases in anticipation of possible lower prices in coming periods. Additionally, excessive moisture levels in parts of Western Canada this fall also led to reduced applications of anhydrous ammonia (NH_3).

Seed sales remained relatively the same compared to the fourth quarter last year at $1.6 million. Sales of the Company's crop protection products increased $14.6 million primarily driven by higher demand and prices for glyphosates (herbicides used to control weeds). Equipment sales and other revenue were $19.3 million higher than the same period last year, reflecting higher storage bin and auger sales and the recognition of a $10.1 million research and development investment tax credit, offset by lower NH_3 custom application revenue during the period.

Gross margin remained strong during the quarter, increasing $47.8 million to $89.8 million from $42.0 million. Additionally, in accordance with GAAP, management estimates the value of its inventory each period at the lower of cost and net realizable value. Gross margin includes an inventory writedown of $24.0 million to reflect the net realizable value of the Company's fertilizer inventory as at October 31, 2008. Excluding the inventory writedown, the net increase in gross margin compared to the prior quarter was $71.8 million. This increase was largely due to the increase in fertilizer, crop protection products and equipment sales in the most recent quarter.

OG&A expenses increased by $13.0 million, but included an asset retirement obligation charge of $9.9 million (see Section 15.4 Environmental Matters), offset in part by $5.5 million of pension income (as noted in Section 7 Consolidated Quarterly Operating Results). The remainder of the increase was due to additional wages, salaries and costs related to the Company's new employee share purchase plan, short-term incentive accruals, and as a result of the amalgamation of Westco into Viterra on November 1, 2008, the Company accrued severance costs of $3.6 million, offset by cost synergies realized during the period relating to the integration of AU. Last year, the Company also had a reduction on its loan loss provision which had a favourable impact on OG&A expenses in the final quarter of 2007.

EBITDA improved by $34.8 million in the quarter to $44.0 million, compared to the same period in 2007, a result of higher gross profit offset, in part, by higher OG&A expenses.

EBIT for the Agri-products segment for the final quarter of 2008 was $29.8 million, compared to an EBIT loss of $5.6 million for the same quarter of 2007.

7.3 Agri-food Processing

Segment sales for the last quarter were $54.2 million, 10.0% higher than the $49.3 million reported in the same quarter ended October 31, 2007. Gross margins improved by $1.4 million, or 19.8% over last year while average margins increased by 58.7% to $105.23 per tonne compared to $66.31 per tonne in 2007. Prairie Malt benefited mainly from improved margins on higher selling prices while Can-Oat's margins improved due to higher sales prices and improved yields.

EBITDA of $7.1 million improved by $1.1 million (18.1%) for the quarter ended October 31, 2008 compared to the same period in 2007, due to improved commodity prices and margins, offset partially by lower volumes and higher operating expenses. EBIT for the last quarter of 2008 improved by $1.4 million, to $5.7 million, compared to EBIT of $4.3 million in the same quarter of 2007.

7.4 Livestock Feed and Services

Feed sales of $181.8 million for the quarter ended October 31, 2008 were $73.2 million higher than the same period last year. Gross profit on feed for the quarter was $19.5 million, compared to $18.0 million in the prior comparable period. Higher sales and gross profit is primarily a result of higher volumes attributable to the Company's acquisitions of:

- Sunrise Feeds LLC ("Sunrise"), a U.S. manufacturer and retailer of beef, horse and other animal feed and pasture supplements, which closed on March 3, 2008,
- V-S Feed and Agri-Supplies Ltd. ("V-S Feed") in Alberta, which closed April 7, 2008, and
- Gore Bros., Inc. and Gore's Trucking, Inc., which closed on April 28, 2008.

Segment results also include an $8.4 million loss in non-feed gross profit, which includes a further provision of $5.7 million related to the Puratone investment and losses attributable to the Company's equity share in that investment. The loss and writeoff of this investment reflect the continuing downturn in the hog market. As of October 31, 2008, Viterra does not have any further exposure to Puratone.

OG&A expenses for the quarter were $19.0 million, $6.6 million higher than the same period last year. The increase reflects $4.2 million of losses, which resulted when the Company settled a number of existing contractual obligations with several hog producers. Viterra has determined that livestock production is not a strategic fit for the organization going forward and has taken the necessary steps to exit. The losses also include writedowns on receivables and hog inventory and provisions for ongoing lease obligations on certain hog barns. The Company does not have any further exposure to hog production, but will continue to supply feed to the industry.

Additional fourth quarter OG&A expenses for the segment reflect costs associated with the new feed manufacturing plants that were acquired during fiscal 2008.

The EBITDA loss for the quarter was $7.9 million (after provisions and writedowns of $12.0 million were taken during the quarter). This compares to EBITDA of $2.5 million for the same quarter ended October 31, 2007.

EBIT was a loss of $10.7 million for the three months ended October 31, 2008 compared to an EBIT loss of $0.3 million in the fourth quarter of 2007.

7.5 Financial Products

Results for the segment have some component of seasonality. The fourth quarter reflects a period in which accounts are still typically high reflecting deferred producer purchase programs. EBITDA of $3.9 million in Financial Products relates to fees generated by Viterra Financial and Unifeed Financial during the quarter. This compares to EBITDA of $3.2 million for the same period last year and reflects a larger portfolio value, a result of the expanded credit base and higher sales values in 2008. EBIT for the quarter was $3.8 million.

7.6 Corporate

Corporate expenses of $17.0 million in 2008 (2007 – $21.1 million) reflect cost synergies realized from the acquisition of AU, partially offset by higher wages, salaries and costs related to the Company's new employee share purchase plan, short-term incentive accruals and $1.1 million of pension income (as noted in Section 7 Consolidated Quarterly Operating Results).

8. ANNUAL FINANCIAL INFORMATION

8.1 Summary of Consolidated Results

Consolidated sales and other operating revenues for the year increased $3.2 billion to $6.8 billion (2007 – $3.5 billion). Stronger sales contributed to further improvements in gross margins, which rose to $1.0 billion, compared to $0.6 billion for the year ended October 31, 2007. Annual sales and margins benefited from the contributions of the AU assets, which were acquired in 2007, along with a combination of improved grain volumes and strong commodity prices.

OG&A expenses were $494.3 million for the 12 months ended October 31, 2008, $165.9 million higher than the comparable period last year. Higher OG&A expenses reflect a full year of expenses attributable to the AU acquisition (compared to only five months of expenses in the prior comparable period). These were partially offset by $19.9 million in consolidated pension and other post employment benefit income (See Section 7 Consolidated Quarterly Operating Results). A detailed description of OG&A expenses is included in each segment's discussion of annual results.

Selected Consolidated Financial Information

(in thousands – except percentages and per share amounts)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1,2]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007[2]	Better (Worse)
Sales and other operating revenues	**$ 6,777,566**	$ 3,535,174	$ 3,242,392	**$ 6,777,566**	$ 3,875,816	$ 2,901,750
Gross profit and net revenues from services	**$ 1,026,831**	$ 594,194	$ 432,637	**$ 1,026,831**	$ 643,826	$ 383,005
Operating, general and administrative expenses	**(494,227)**	(328,372)	(165,855)	**(494,227)**	(375,828)	(118,399)
EBITDA	**532,604**	265,822	266,782	**532,604**	267,998	264,606
Amortization	**(106,832)**	(62,940)	(43,892)	**(106,832)**	(70,391)	(36,441)
EBIT	**425,772**	202,882	222,890	**425,772**	197,607	228,165
Integration expenses	**(14,622)**	(20,029)	5,407	**(14,622)**	(20,029)	5,407
Recovery of (provision for) pension settlement	**3,356**	(5,000)	8,356	**3,356**	(5,000)	8,356
Gain on disposal of assets	**1,263**	35,234	(33,971)	**1,263**	35,287	(34,024)
Financing expenses	**(37,785)**	(33,994)	(3,791)	**(37,785)**	(36,178)	(1,607)
	377,984	179,093	198,891	**377,984**	171,687	206,297
Provision for corporate taxes						
Current portion	**(19,422)**	(2,540)	(16,882)	**(19,422)**	(2,617)	(16,805)
Future portion	**(70,280)**	(60,058)	(10,222)	**(70,280)**	(57,709)	(12,571)
Net earnings	**$ 288,282**	$ 116,495	$ 171,787	**$ 288,282**	$ 111,361	$ 176,921
Earnings per share	**$ 1.31**	$ 0.84	$ 0.47	**$ 1.31**	$ 0.86	$ 0.45

1 These results reflect the actual unaudited consolidated results for the Company for the period November 1 to October 31, 2007 to align the Company's new fiscal period and are provided for comparative purposes only. These results include the results from the operations of Agricore United effective May 29, 2007 (the date of acquisition).

2 As restated, see Note 2(p) of the Consolidated Financial Statements

During the 12-month period ended October 31, 2008, Viterra generated EBITDA of $532.6 million, an increase of $266.8 million compared to the same 12-month period of 2007, which only included five months of results related to the AU acquisition compared to a full year of results in the current period. Higher gross margins and increased efficiencies in the Grain Handling and Marketing, Agri-products and Agri-food Processing segments were the main drivers for improved earnings in 2008.

A complete description of each segment's operating performance begins with Section 8.2.

Amortization for the year was $106.8 million compared to $62.9 million last year. The increase was largely the result of a full year's expense on the additional AU assets, which were revalued to their fair market value at the time of acquisition and are now being amortized based on their revised carrying costs.

Integration costs of $14.6 million reflect severance, consulting and advisory costs, and other integration costs incurred by the Company in 2008. This is a decrease from the $20.0 million of integration expenses incurred in 2007. Viterra's integration plans as at October 31, 2008 were virtually complete. More detail on these costs has been included in Section 11, Restructuring and Integration Matters.

The Company recorded a $1.3 million gain on disposal of assets related to a number of capital asset sales during the year. This compares to last year's gain on disposal of assets of $35.2 million, which consisted mostly of the sale of Viterra's North Shore terminal to Cargill and a gain on the Company's disposition of its shares in the Winnipeg Commodity Exchange.

Financing expenses were $37.8 million for the year. This is net of $18.8 million of interest income (which includes a $6.3 million interest recovery related to an appeal of a federal tax reassessment) and a $7.6 million CWB carrying charge recovery. Financing expenses were $34.0 million in the same period of 2007, net of $2.7 million of interest income and a $4.1 million CWB carrying charge recovery. After adjusting for interest income and recoveries, financing expenses increased by $29.7 million to $70.5 million in 2008. This increase reflects the higher debt levels throughout 2008 relating to debt on the AU purchase. While much of the acquisition debt was repaid in late 2007, the remaining outstanding debt was subsequently refinanced in April with a long-term credit facility. A portion of the increase also relates to higher short-term borrowings due to higher working capital levels (see Section 9.2 Non-Cash Working Capital) that were required to finance higher volumes (at higher commodity values) and additional agri-product inventory to supply the Company's expanded network of assets.

For the year ended October 31, 2008, the Company recorded a net recovery of $3.4 million on its pension settlement. On July 1, 2008, the Company and the Grain Services Union ("GSU") finalized the settlement of the dispute surrounding the SWP/GSU Pension Plan. The Company reversed the previous $20.0 million provision, ($15.0 million was recorded in fiscal 2006 and $5.0 million was recorded in fiscal 2007) which reflected management's best estimate of the potential liability required to resolve the dispute at the time. The initial $16.6 million funding requirement was expensed in 2008, with the net amount of $3.4 million reflecting the net recovery on pension settlement for the year. For further information, please refer to Note 16 in the Notes to the Consolidated Financial Statements.

Viterra recorded a net corporate income tax provision of $89.7 million in the 12-month period ended October 31, 2008, compared to a provision of $62.6 million in the same period of 2007. The net provision in 2008 includes:

- a $21.3 million recovery for an adjustment to the Company's future income tax balances as a result of the impact of federal tax reductions that were substantively enacted this year,
- a recovery of $5.0 million for the successful appeal of a federal tax reassessment of its 1997 taxation year, and
- an additional $1.8 million gain for the impact of the non-taxable portion of the related interest recovery.

Excluding the above adjustments, the effective tax rate in 2008 was 31.2%, compared to 35.0% for the same period last year. Due to Viterra's tax loss carry forwards, current taxes largely reflect those

Breakdown of EBITDA By Segment

(in thousands)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1,2]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007[2]	Better (Worse)
Grain Handling and Marketing	**$ 299,297**	$ 170,697	$ 128,600	**$ 299,297**	$ 182,224	$ 117,073
Agri-products	**276,863**	124,033	152,830	**276,863**	119,761	157,102
Agri-food Processing	**29,029**	18,224	10,805	**29,029**	21,322	7,707
Livestock Feed and Services	**(6,086)**	5,459	(11,545)	**(6,086)**	5,459	(11,545)
Financial Products	**8,846**	3,895	4,951	**8,846**	3,895	4,951
Corporate	**(75,345)**	(56,486)	(18,859)	**(75,345)**	(64,663)	(10,682)
	$ 532,604	$ 265,822	$ 266,782	**$ 532,604**	$ 267,998	$ 264,606

1 See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

2 As restated, see Note 2(p) of the Consolidated Financial Statements

of the Company's subsidiary operations and these increased by $16.8 million over last year to $19.4 million.

Viterra's net earnings grew by $171.8 million to $288.3 million during fiscal 2008. Earnings per share for the year were $1.31 compared to $0.84 per share in the same period last year, an increase of 56.0%.

8.2 Grain Handling and Marketing

8.2.1 Industry Shipments

Shipments in any given fiscal year are dependent primarily on grain receipts which are related to production levels and carry-out stocks from the prior year. Production of the six major grains in 2007 declined by an estimated 2.5% from 2006 production levels. As well, fewer carry-out stocks were available this fiscal year. As a result, industry shipments for the year ended October 31, 2008 declined by 6.3% compared to the same 12-month period of 2007.

8.2.2 Viterra Shipments

For the 12-month period ended October 31, 2008, Viterra's total shipments increased to 14.7 million tonnes compared to 12.5 million tonnes for the same period of the prior year. The improvement in Company shipments over the prior year appears more favourable than those experienced by the industry. However, the Company's 2007 shipments are not comparable to those in the current year since they exclude shipments from AU before May 29, 2007, and include June shipments associated with those sites later sold to Cargill and JRI on June 30, 2007.

A more relevant measure of the Company's performance in this segment is Viterra's market share. Viterra determines its market share based on primary elevator receipts for the six major grains.

Grain Handling and Marketing

(in thousands – except percentages and margins)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1,2]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007[2]	Better (Worse)
Gross profit and net revenues from services	**$ 473,657**	$ 317,427	$ 156,230	**$ 473,657**	$ 356,416	$ 117,241
Operating, general and administrative expenses	**(174,360)**	(146,730)	(27,630)	**(174,360)**	(174,192)	(168)
EBITDA	**299,297**	170,697	128,600	**299,297**	182,224	117,073
Amortization	**(41,531)**	(27,084)	(14,447)	**(41,531)**	(30,259)	(11,272)
EBIT	**$ 257,766**	$ 143,613	$ 114,153	**$ 257,766**	$ 151,965	$ 105,801
Operating Highlights						
Total sales and other operating revenue	**$ 4,299,496**	$ 2,279,641	$ 2,019,855	**$ 4,299,496**	$ 2,501,334	$ 1,798,162
[A] Industry receipts – six major grains (*tonnes*)	**31,347**	33,131	(1,784)	**31,347**	41,676	(10,329)
Industry shipments – six major grains (*tonnes*)	**31,513**	33,625	(2,112)	**31,513**	42,230	(10,717)
[B] Primary elevator receipts (*tonnes*)*	**13,613**	11,269	2,344	**13,613**	13,400	213
Primary elevator shipments (*tonnes*)	**14,699**	12,491	2,208	**14,699**	14,569	130
Six Major Grains	**13,650**	12,057	1,593	**13,650**	14,093	(443)
Industry terminal handle – six major grains (*tonnes*)	**20,551**	22,616	(2,065)	**20,551**	28,877	(8,326)
Port Terminal receipts (*tonnes*)	**7,719**	7,711	8	**7,719**	9,153	(1,434)
Vancouver	**4,240**	4,094	146	**4,240**	4,714	(474)
Thunder Bay	**2,123**	2,148	(25)	**2,123**	2,665	(542)
Prince Rupert Grain (Company share)	**1,356**	1,469	(113)	**1,356**	1,774	(418)
Market share (%) – Country Receipts* [B]/[A]	**43.4%**	34.0%	9.4 pt	**43.4%**	32.2%	11.2 pt
Margin (*$ per grain tonne shipped*)	**$ 32.22**	$ 25.41	$ 6.81	**$ 32.22**	$ 24.46	$ 7.76
Licensed storage capacity (*tonnes*)**						
-Industry	**5,312**	5,196	2.2%	**5,312**	5,196	2.2%
-Company***	**1,868**	***	***	**1,868**	***	***
Inventory turns (shipments divided by capacity)						
-Industry	**5.93 x**	6.47 x	(0.54) x	**5.93 x**	6.50 x	(0.57) x
-Company	**7.87 x**	***	***	**7.87 x**	***	***

[1] See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

[2] As restated, see Note 2(p) of Consolidated Financial Statements

* Represents Six Major Grains

** CGC's Dec. 28, 2007 edition of Grain Elevators in Canada – updated to include new builds, expansions and closures

*** Comparatives for the 12 months ended October 31, 2007 are not meaningful because of the acquisition of AU on May 29, 2007

As noted in the Company's 2007 Annual Report, market share following the integration of AU was expected to normalize at about 42%. For the 12 months ended October 31, 2008, the Company's market share was 43.4%. Market share for the comparable period in 2007 was 34%, reflecting receipts for a full year through SWP facilities and for only five months through AU facilities.

The split in Viterra's annual receipts between CWB grains and open market grains was 51/49 in 2008, compared to 59/41 in 2007. The industry's split was approximately 56% CWB, 44% open market in 2008. The increase in the Company's proportion of open market shipments reflected strong demand from its destination customers for oilseeds products, particularly canola and flax. Viterra is now the leading merchandiser and exporter of canola in Western Canada, and this year's proportion of CWB shipments to open market grains is a better indication of the Company's grain handling mix going forward.

Viterra's port terminal receipts for the year were relatively the same as the prior year, increasing by 8,000 tonnes, which reflects the Company's increased primary market share and expanded country elevator capacity. Notably, results for the 12-month period ended October 31, 2007 included receipts from port terminal assets that were sold late in fiscal 2007. While Viterra's port terminal receipts improved over the prior year, the industry experienced lower overall port terminal receipts. Lower industry receipts were a factor of the lower grain handling volumes in fiscal 2008 and lower CWB exports of wheat and durum, which together contributed to a 9.1% decline in port terminal receipts for the industry.

For the year ended October 31, 2008, Viterra's share of shipments through the Prince Rupert Grain ("PRG") terminal (owned by a consortium that includes Viterra, Cargill, and JRI) was down 113,000 tonnes (7.7%). Viterra's portion of PRG's shipments declined because of increased volumes that were directed to that facility by Cargill and JRI, who had more grain to move as a result of additional primary elevator capacity that they acquired from the Company following the AU acquisition last year.

Gross margin improved by $6.81 per tonne to $32.22 per tonne compared to $25.41 per tonne in the prior year. This increase is due to:

- approximately $2.00 per tonne of synergies resulting from the acquisition of AU,
- operational efficiencies related to freight and logistics incentives, handling, cleaning, drying and blending,
- inventory management improvements,
- higher commodity prices that enhanced the Company's blending gains,
- higher merchandising gains associated with the Company's management of open market grains, and
- incremental margins generated from the Company's handling of special crops.

Contributions from the Company's share of Prince Rupert Grain added an additional $0.80 per tonne, or $11.7 million in gross margin for the 12 months ended October 31, 2008.

Higher commodity prices in 2008 provided an opportunity for Viterra to increase margins, but at the same time resulted in additional costs. Select commodity prices are provided below to illustrate price changes year-over-year and relative to the 10-year averages.

Given the significant increases from 2007 to 2008, the marketplace had to adapt to significantly higher working capital financing costs during the year. As illustrated in the table above, canola prices averaged $553.00 per tonne in 2008 compared to last year's average of $370.00 per tonne. The resulting $183.00 per tonne

Select Commodity Prices

Per Tonne

	2008 Average	2007 Average	Increase (Decrease)	Oct. 31, 2008	10-Year Average	Increase (Decrease)
Wheat [1]	$ 367.00	$ 209.00	$ 158.00	$ 292.00	$ 209.00	$ 83.00
Feed Barley [2]	$ 214.00	$ 165.00	$ 49.00	$ 171.00	$ 165.00	$ 6.00
Oats (priced in U.S. Dollars) [3]	$ 233.00	$ 193.00	$ 40.00	$ 150.00	$ 193.00	$ (43.00)
Flax [4]	$ 611.00	$ 302.00	$ 309.00	$ 496.00	$ 302.00	$ 194.00
Canola [5]	$ 553.00	$ 370.00	$ 183.00	$ 413.00	$ 370.00	$ 43.00
Peas [6]	$ 305.00	$ 180.00	$ 125.00	$ 220.00	$ 180.00	$ 40.00

[1] No. 1 CWRS 11.5%
[2] No. 1 Feed, Lethbridge
[3] US No. 2 CBOT (US Dollars)
[4] No. 1 CW, I/S Thunder Bay
[5] No. 1 Canada, I/S Vancouver
[6] Producer Price, FOB Plant

Source: Agriculture and Agri-Food Canada, Manitoba Agriculture, Canadian Wheat Board, Saskatchewan Agriculture increase in commodity values, assuming a 6% financing charge, would have resulted in additional interest costs of $0.92 per tonne per month. It is important to note that, while the additional merchandising margins the Company enjoyed due to higher commodity prices were included in the segment results during the year, the corresponding increases in interest costs were reflected at the consolidated level as part of Viterra's overall financing expenses.

The chart on page 25 also illustrates that even though commodity prices have softened somewhat as of October 31, 2008, with the exception of oats, prices still remain well above the 10-year average.

For the 12 months ended October 31, 2008, OG&A expenses for the Grain Handling and Marketing segment increased by $27.6 million to $174.4 million, reflecting incremental wages, salaries, benefits, insurance, utilities, and other facilities costs associated with the larger grain elevator network, net of realized cost synergies. OG&A expenses for the same period of 2007 included only five months of costs related to AU facilities. A portion of the increase also represents additional costs necessary to complete its integration efforts for the year. OG&A expenses for the year were reduced by $14.0 million of pension income (as noted in Section 7 Consolidated Quarterly Operating Results).

Strong grain handling volumes and margins and a full year of results from AU resulted in EBITDA improving by $128.6 million to $299.3 million compared to $170.7 million for the same 12-month period of 2007.

8.3 Agri-products

Agri-product sales were up significantly in 2008, increasing by $751.7 million to $1.7 billion for the 12 months ended October 31, 2008 compared to the same period of 2007. Sales for the prior year exclude seven months (November 1, 2006 to May 31, 2007) of pre-acquisition sales attributable to AU and the additional 57% ownership in Westco, the Company's fertilizer wholesaler and distributor, while 2008 figures represent a full year of post-acquisition sales. The increase also reflects higher retail sales among all product lines. Fertilizer and seed product lines posted the largest sales increases of $536.3 million and $108.8 million, respectively, due to higher prices and volumes.

Fertilizer sales were $1.0 billion for the year compared to $475.7 million for the same period of 2007. Viterra's larger retail network, higher fertilizer prices and additional volumes all contributed to this increase. Fertilizer prices increased dramatically during the year due to tight world supplies, significant reductions in exports from China and increased demand from India, Brazil, and the United States. Domestically, higher grain and oilseed prices drove greater demand as producers purchased additional fertilizer volumes to maximize the yield potential of their crops.

Seed sales for the year were $174.5 million, compared to $65.7 million for the same period of 2007. Sales increases reflect the Company's larger retail network and significantly higher selling prices for cereal seed (a factor of higher commodity prices) and canola seed (a factor of increased demand for proprietary varieties and an increase in canola acres).

Sales of the Company's crop protection products increased $74.7 million during the year, driven by higher prices of glyphosates (herbicides used to control weeds) that resulted from increased global demand and tight supply. Domestic demand was also strong as growers maximized their purchases to take advantage of higher grain and oilseed prices and excellent growing conditions.

Equipment sales and other revenue improved by $31.9 million to $83.0 million for the 12 months ended October 31, 2008, which reflected an increase in on-farm storage bin purchases, higher custom applications, and NH_3-related services and rental revenues. Also included in other revenue was a $10.1 million investment

Agri-products

(in thousands – except percentages)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007	Better (Worse)
Gross profit and net revenues from services	**$ 437,613**	$ 219,176	$ 218,437	**$ 437,613**	$ 225,206	$ 212,407
Operating, general and administrative expenses	**(160,750)**	(95,143)	(65,607)	**(160,750)**	(105,445)	(55,305)
EBITDA	**276,863**	124,033	152,830	**276,863**	119,761	157,102
Amortization	**(48,217)**	(25,551)	(22,666)	**(48,217)**	(28,341)	(19,876)
EBIT	**$ 228,646**	$ 98,482	$ 130,164	**$ 228,646**	$ 91,420	$ 137,226
Operating Highlights						
Sales and other operating revenues	**$ 1,686,278**	$ 934,622	$ 751,656	**$ 1,686,278**	$ 983,449	$ 702,829
Fertilizer*	**$ 1,011,944**	$ 475,669	$ 536,275	**$ 1,011,944**	$ 508,909	$ 503,035
Crop Protection	**$ 416,811**	$ 342,117	$ 74,694	**$ 416,811**	$ 352,484	$ 64,327
Seed	**$ 174,475**	$ 65,694	$ 108,781	**$ 174,475**	$ 66,190	$ 108,285
Equipment sales and other revenue	**$ 83,048**	$ 51,142	$ 31,906	**$ 83,048**	$ 55,866	$ 27,182
Margin (% of Sales)	**26.0%**	23.5%	2.5 pt	**26.0%**	22.9%	3.1 pt

[1] See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

* Consolidated sales from retail operations and Westco

tax credit that was recorded for Scientific Research and Experimental Development.

Gross margins were $437.6 million for the year, $218.4 million higher than gross margins of $219.2 million for the 12-month period of 2007. In accordance with GAAP, management estimates the value of its inventory each period at the lower of cost and net realizable value. Gross margin for the 12 months ended October 31, 2008 includes an inventory writedown of $24.0 million to reflect the net realizable value of the Company's fertilizer inventory. Excluding the inventory writedown, the net increase in gross margin compared to the prior year was $242.4 million. This increase is due to higher margins in all product lines resulting from stronger sales, incremental earnings associated with the additional ownership interest in Westco, improved fertilizer margins realized on inventory appreciation (strong fertilizer prices during the year resulted in significant inventory value appreciation during the first three quarters of 2008), and higher crop protection margins (which also reflect a component of inventory appreciation in the earlier part of the fiscal year), offset, in part, by seed inventory writedowns (a factor of retired varieties).

OG&A expenses increased by $65.6 million during the year to $160.8 million. Incremental costs for the year reflect increased wages, salaries, benefits, insurance, utilities, and other facilities costs associated with the expanded retail network as well as the increased ownership interest in Westco, net of realized cost synergies. OG&A expenses for the same 12-month period ended October 31, 2007 included only five months of costs related to the AU retail assets and an additional 57% ownership in Westco. A portion of the increase also represents costs necessary to support the Company's integration efforts during the year as well as the new employee share purchase plan and short-term incentive accruals, and a $9.9 million asset retirement obligation charge (see Section 15.4 Environmental Matters). OG&A expenses for the year were net of $5.1 million of pension income (as noted in Section 7 Consolidated Quarterly Operating Results).

The increase in gross margins during the year significantly exceeded higher OG&A expenses and contributed to EBITDA of $276.9 million, an increase of $152.8 million over the same 12-month period last year.

8.4 Agri-food Processing

Agri-food Processing sales were up 18.8% to $198.3 million in the 12-month period ended October 31, 2008, compared to $166.9 million last year. The improvements were due to stronger demand for products sold by both Prairie Malt and Can-Oat Milling. Can-Oat's sales rose 22.1% during the most recent 12-month period, with volumes up about 8.5%.

Gross margins for the year improved by 40.6%, increasing to $35.9 million compared to the same 12-month period of 2007. Effective November 1, 2007, Can-Oat dedesignated all of its foreign exchange contracts previously accounted for as hedges, such that gains or losses arising from marked-to-market adjustments since November 1, 2007 are recognized in net earnings. Total marked-to-market adjustments related to oat and foreign exchange contracts and realized gains amounted to a $2.3 million gain in Can-Oat's gross margins during the year.

Excluding the above adjustment, Agri-food Processing gross margins improved by $8.1 million in 2008. Prairie Malt benefited from improved margins mainly due to higher selling prices and lower valued inventory purchased earlier in the year. Can-Oat's margins improved in 2008 due to higher sales volumes and prices and more favourable yields. Can-Oat's yield factor for the year was 1.611, compared to 1.651 in 2007. This reflects a 2.5% reduction in the amount of raw oat used in its production which, in turn, contributed to higher margins.

The quality of the 2007 oat crop was exceptional with an increase in average yields. The majority of oats grown during the year exhibited excellent milling characteristics. As a result of the improved quality, Can-Oat's 2008 milling yields improved and capacity utilization was at a maximum throughout the year.

Agri-food Processing

(in thousands – except percentages and margins)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007	Better (Worse)
Gross profit and net revenues from services	**$ 35,948**	$ 25,576	40.6%	**$ 35,948**	$ 30,189	19.1%
Operating, general and administrative expenses	**(6,919)**	(7,352)	5.9%	**(6,919)**	(8,867)	22.0%
EBITDA	**29,029**	18,224	59.3%	**29,029**	21,322	36.1%
Amortization	**(5,842)**	(6,241)	6.4%	**(5,842)**	(7,727)	24.4%
EBIT	**$ 23,187**	$ 11,983	93.5%	**$ 23,187**	$ 13,595	70.6%
Operating Highlights						
Sales and other operating revenues	**$ 198,312**	$ 166,861	18.8%	**$ 198,312**	$ 203,495	(2.5%)
Tonnes sold	**330**	342	(3.5%)	**330**	423	(22.0%)
Margin per tonne	**$ 108.93**	$ 74.78	45.7%	**$ 108.93**	$ 71.37	52.6%

[1] See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

OG&A expenses decreased 5.9% in the 12 months ended October 31, 2008 over the comparable period last year, due mainly to lower salary expenses.

Segment EBITDA was $29.0 million for the 12 months ended October 31, 2008, up from $18.2 million in the prior year, with increased sales, improved margins and lower OG&A expenses in both Can-Oat and Prairie Malt.

8.5 Livestock Feed and Services

Feed sales for the current year were $604.4 million, an improvement of $439.7 million over the same period last year. Gross profit on feed was $81.1 million ($42.99 per tonne) compared to $27.9 million ($44.44 per tonne) last year. Higher feed sales and gross profit were primarily a result of:

- performance for the prior year only includes results for the five months following the acquisition of AU (May 29, 2007 to October 31, 2007) while 2008 figures represent a full year of post-acquisition performance,
- the Company's acquisition of Sunrise Feeds LLC ("Sunrise"), a U.S. manufacturer and retailer of beef, horse and other animal feed and pasture supplements, which closed on March 3, 2008,
- the Company's acquisition of V-S Feed and Agri-Supplies Ltd. ("V-S Feed") in Alberta, which closed April 7, 2008 and
- the Company's acquisition of Gore Bros., Inc. and Gore's Trucking, Inc., which closed on April 28, 2008.

Results for the current year also include a $15.1 million loss in non-feed gross profit, which includes losses attributable to the Company's equity share in Puratone and a further provision related to that investment. Viterra's investment in Puratone, which was not considered core to its operations, was inherited through the acquisition of AU. The loss and writedown of the investment in Puratone reflect the continuing downturn in the hog market. As of October 31, 2008, Viterra does not have any further exposure to Puratone.

OG&A expenses for the current year were $72.2 million, $51.8 million higher than the same period last year. The increase includes $15.3 million in losses, which resulted when the Company settled a number of existing contractual obligations with several hog producers. Viterra has determined that livestock production is not a strategic fit for the organization going forward and has taken the necessary steps to exit. The losses also include writedowns on receivables and hog inventory and provisions for ongoing lease obligations on certain hog barns. The Company does not have any further exposure to hog production, but will continue to supply feed to the industry.

The increase in OG&A also reflects higher wages, salaries, benefits, insurance, utilities, and other costs associated with the manufacturing feed plants acquired in fiscal 2008, as well as costs associated with the Company's new employee share purchase plan and short-term incentive accruals during the year.

The EBITDA loss for the current year was $6.1 million compared to EBITDA of $5.5 million last year. As described above, results for the current year include losses of $32.0 million related to the continued downward trend in the hog cycle and the Company's decision to exit the hog business. Excluding these hog-related losses, EBITDA for the remaining operations (primarily feed milling) was $25.9 million for the year.

Livestock Feed and Services

(in thousands– except percentages and margins)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007	Better (Worse)
Gross profit and net revenues from services	**$ 66,065**	$ 25,788	$ 40,277	**$ 66,065**	$ 25,788	$ 40,277
Operating, general and administrative expenses	**(72,151)**	(20,329)	(51,822)	**(72,151)**	(20,329)	(51,822)
EBITDA	**(6,086)**	5,459	(11,545)	**(6,086)**	5,459	(11,545)
Amortization	**(10,239)**	(3,889)	(6,350)	**(10,239)**	(3,889)	(6,350)
EBIT	**$ (16,325)**	$ 1,570	$ (17,895)	**$ (16,325)**	$ 1,570	$ (17,895)
Operating Highlights						
Feed sales (tonnes)	**1,887**	627	1,260	**1,887**	627	1,260
Feed sales and other operating revenues	**$ 604,404**	$ 164,697	$ 439,707	**$ 604,404**	$ 164,697	$ 439,707
Non-feed sales and other operating revenues	**$ 21,543**	$ 17,262	$ 4,281	**$ 21,543**	$ 19,247	$ 2,296
Feed margin ($ per feed tonne sold)	**$ 42.99**	$ 44.44	$ (1.45)	**$ 42.99**	$ 41.28	$ 1.71
Non-feed gross profit and net revenue from services	**$ (15,055)**	$ (2,079)	$ (12,976)	**$ (15,055)**	$ (94)	$ (14,961)

[1] See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

8.6 Financial Products

Financial Products

(in thousands – except percentages)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007	Better (Worse)
Gross profit and net revenues from services	**$ 13,548**	$ 6,227	$ 7,321	**$ 13,548**	$ 6,227	$ 7,321
Operating, general and administrative expenses	**(4,702)**	(2,332)	(2,370)	**(4,702)**	(2,332)	(2,370)
EBITDA	**8,846**	3,895	4,951	**8,846**	3,895	4,951
Amortization	**(420)**	(175)	(245)	**(420)**	(175)	(245)
EBIT	**$ 8,426**	$ 3,720	$ 4,706	**$ 8,426**	$ 3,720	$ 4,706
Total sales and revenues from services	**$ 13,548**	$ 5,579	142.8%	**$ 13,548**	$ 5,579	142.8%

1 See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

As a new operating segment of the Company following the acquisition of AU, Financial Products gross profit for the first quarter of 2008 primarily represented earnings associated with credit to former AU customers. Previous credit arrangements for SWP agri-products customers were advanced through FCC. On February 4, 2008, the outstanding credit receivables owned by FCC were sold to a Canadian Schedule I chartered bank. Since Viterra acts as an agent for this bank through Viterra Financial and Unifeed Financial, performance in this segment for the remaining quarters of fiscal 2008 now includes the results of operations with respect to credit advanced to all participating Viterra customers. Performance is a reflection of both higher values of crop inputs and increased lending activities to former SWP customers due to alternative lending programs available through Viterra Financial.

The profitability of this segment relates to the level, duration and quality of credit in a given period, which, in turn, is influenced by crop input and feed prices, farm income levels, and interest rates.

Gross profit of $13.5 million for the year ended October 31, 2008 increased by $7.3 million compared to the same period last year because of a larger portfolio value in 2008, a result of the expanded credit base and higher sales values this year compared to the prior year. In addition, prior year results only represent five months of earnings (from the acquisition date of May 29, 2007 to October 31, 2007).

OG&A expenses increased by $2.4 million to $4.7 million in 2008. OG&A expenses for the same 12-month period ended October 31, 2007 included only five months of costs related to the AU operations.

Higher gross profit contributed to EBITDA of $8.8 million for the 12 months ended October 31, 2008.

8.7 Corporate

OG&A expenses increased by $18.9 million over the comparable period of 2007, however, OG&A expenses in 2007 included only five months of costs related to AU facilities. The results also reflect higher benefit costs for short-term and long-term incentive plans, a new employee share purchase plan, and increased office and administration costs, offset by synergies realized through the acquisition of AU and $0.8 million of pension income (as noted in Section 7 Consolidated Quarterly Operating Results).

Corporate Expenses

(in thousands)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007	Better (Worse)
Operating, general and administrative expenses	**$ (75,345)**	$ (56,486)	$ (18,859)	**$ (75,345)**	$ (64,663)	$ (10,682)
Amortization	**(583)**	–	(583)	**(583)**	–	(583)
EBIT	**$ (75,928)**	$ (56,486)	$ (19,442)	**$ (75,928)**	$ (64,663)	$ (11,265)

1 See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

8.8 Outlook

In addition to other sections of the Company's report, this section contains forward-looking information and actual outcomes may differ materially from those expressed or implied therein. For more information, please see "Forward-Looking Information" on page 45 of this report.

Good weather during the 2008 growing season, particularly in June and July, coupled with increased utilization of crop inputs, resulted in above average crop yields and good quality. While harvest got off to a slow start, above average temperatures in the latter part of September and early October allowed producers to make up lost harvest time. The western Canadian harvest was essentially complete by mid-October, producing 57.7 million tonnes of grains and oilseeds (six major grains), an increase of over 25% from last year. With the exception of oats, production was up in all categories, including a record 12.6 million tonnes of canola and a record 3.6 million tonnes of dry peas.

The CWB estimates that 70% of the spring wheat is in the top two grades, which is better than in an average year. Canola quality is similar to last year with the majority grading in the top grade, while the average oil content improved from 42.8% last year to 44.1% this year. Malt barley quality was also above average.

Management estimates fiscal 2009 industry receipts of 32 to 33 million tonnes for the six major grains. The record production of 2008 is not expected to necessarily translate into proportionately higher grain handling volumes in fiscal 2009. Management currently expects an increase of carry-out stocks into the following crop year, which will supplement future grain handling volumes.

The CWB estimates its export program for the 2009 crop year will reach 17.6 million tonnes this crop year, slightly ahead of the 17.3 million tonnes exported in 2008. For open market grains, management currently expects increased exports for most commodities relative to last year, particularly canola, given its competitive price on the world market and the growing demand for healthy oil. The exception will be pea exports, which are expected to decrease, due to large residual stocks and the recent economic turmoil in India. These estimates can change based on domestic and international demand.

Grain margins for fiscal 2009 are not expected to reach 2008 levels, given the recent reductions in commodity prices and the expected effect on merchandising opportunities and blending gains. However, management currently anticipates margins in the $26 per tonne range, well above the $21 per tonne historical averages within the Canadian grain handling system.

Although commodity prices softened somewhat in the latter part of 2008, net incomes of western Canadian producers are expected to be some of the best on record with farm cash receipts this past year increasing by 12% in Manitoba, 25% in Saskatchewan, and 18% in Alberta from 2007.

For Agri-products, lower grain prices, combined with the late harvest and declining fertilizer prices (which were partially offset in Canada by a weakening Canadian dollar since fertilizer is priced in U.S. dollars), caused producers to defer their fall fertilizer purchases into the upcoming growing season. Consequently, inventory build-ups have occurred at both the manufacturing and retail levels.

Nitrogen prices may have reached bottom and have recently shown some rebound due to global production cutbacks of 10% to 15%. However, phosphate pricing has further softened since October 31, 2008. Based on current market pricing, management expects to record a writedown in the $30 million to $40 million range on its fertilizer inventory position at the end of the first quarter of 2009. Looking forward to the upcoming growing season, production cutbacks by major fertilizer manufacturers are expected to lead to tight supplies in the spring. Farmer demand is expected to be strong given the need to replenish soil nutrient levels after the record harvest of 2008. Viterra's retail distribution system is well positioned to deal with these anticipated demand pressures. Seed bookings for the spring have been progressing as expected while the sales of equipment, in particular corrugated storage bins, have remained strong due to increased producer cash flow in 2008. Management expects this trend to continue into 2009.

Viterra's oat processing operations anticipate steady performance in 2009. Demand for whole grain, nutritional food ingredients continues to remain strong and demand for oat ingredients is expected to continue to grow. With the economic challenges facing North America, management anticipates an increase in private label/store brand ready-to-eat cereals and possibly more consumption of oatmeal. Consumer demand for economical whole grain convenience in the form of granola bars and meal replacement bars will continue to provide growth opportunities, although premium products, such as organics, may slow down and possibly retract due to the recession. Oat supplies from the 2008 harvest are adequate and the quality for milling purposes is generally average to very good, which should support production yields.

Weakness in the Canadian dollar relative to the past couple of years is providing Can-Oat with the opportunity to fix foreign exchange rates on U.S. and international sales at attractive levels.

In the Canadian livestock sector, the decline in feed ingredient costs, together with the softening of the Canadian dollar, are expected to be positive for feed manufacturers in fiscal 2009. Demand from the dairy and poultry sectors is anticipated to remain steady. The Canadian hog industry is recovering and as such, demand may be light in the near-term.

In the United States, the poor economic situation may temporarily reduce demand for meat and dairy products. Livestock producers will be focused on managing input costs, putting pressure on feed manufacturers to produce lower cost feed rations. Given these supply/demand fundamentals, management anticipates some margin pressures within its U.S. operations in 2009, which are expected to be somewhat offset by the impact of the recovery currently underway in the Canadian livestock industry.

With the annualized impact of the Company's latest acquisitions, U.S. feed volumes are expected to be between 1.4 and 1.5 million tonnes in 2009, bringing total expected feed volumes up to 2.4 million tonnes.

The Company has already approved over 21,500 customers for approximately $1.0 billion in credit for the 2009 growing season. Even though credit markets around the world have been tightening, Viterra's farm customers continue to have access to financing (funded by a Canadian Schedule 1 chartered bank) for their crop input needs. Through this relationship, a total of $1.4 billion in credit is expected to be extended to Viterra customers by the spring of 2009.

8.9 Select Three-Year Annual Financial Information

As noted in Section 1 of this MD&A, in 2007, Viterra changed its financial year end from July 31 to October 31 to better align its reporting period with its business cycle. As a result, the Consolidated Financial Statements for fiscal 2007 reflect a 15-month transitional period from August 1, 2006 to October 31, 2007, and include the consolidated results of the Company since the AU acquisition date of May 29, 2007, including the results of operations for the month of June for a number of facilities that were later sold to JRI and Cargill at the end of June 2007. The acquisition of AU materially increased the assets, liabilities, sales, employees, market share and operating capacity of the Company.

The results for the 12 months ended October 31, 2008 better reflect this change. More information regarding the results of operations for the 2008 period relative to 2007 can be found in the discussion in Sections 8.1 to 8.7.

The $2.3 billion improvement in sales in 2007 from 2006 was mainly due to higher sales in all segments, as well as the contributions from the AU assets that were acquired in 2007. The largest increase in sales came from the Grain Handling and Marketing segment, which increased by $1.6 billion over the prior year, and Agri-products, which increased by $0.4 billion. In addition, as described above, results for the 15 months ended October 31, 2007 include an additional three months of performance as the Company changed its financial year end during the period. Strong performance in the Grain Handling and Marketing segment accounted for $118.7 million of the $190.1 million increase in EBITDA in fiscal 2007 compared to 2006, while solid results in the Company's Agri-products segment resulted in a $90.7 million increase in EBITDA. Higher EBITDA in Grain Handling and Marketing was a result of higher grain margins and an additional 6.7 million tonnes of grain shipments in 2007. Improved results in the Company's Agri-products segment in 2007 reflected higher sales in all product lines as well as higher margins in fertilizer, a result of substantially higher fertilizer prices during that year. For a more complete discussion on the results of the 2007 fiscal year relative to 2006, please see the Company's MD&A in its 2007 Annual Report.

Select Annual Financial Information

For the period ended
($ millions – except per share amounts)

	12 Months Ended Oct. 31, 2008	12 Months Ended Oct. 31, 2007[2,3]	15 Months Ended Oct. 31, 2007[2]	12 Months Ended Jul. 31, 2006
Sales and other operating revenues	**$ 6,777.6**	$ 3,535.2	$ 3,875.8	$ 1,575.7
EBITDA	**$ 532.6**	$ 265.8	$ 268.0	$ 77.9
EBIT	**$ 425.8**	$ 202.9	$ 197.6	$ 50.2
Net earnings (loss) from continuing operations[1]	**$ 288.3**	$ 116.5	$ 111.4	$ (6.8)
Basic and diluted earnings (loss) from continuing operations per share	**$ 1.31**	$ 0.84	$ 0.86	$ (0.08)
Net earnings (loss)	**$ 288.3**	$ 116.5	$ 111.4	$ 0.5
Basic and diluted earnings (loss) per share	**$ 1.31**	$ 0.84	$ 0.86	$ 0.01
Total assets	**$ 3,988.5**	$ 3,042.1	$ 3,042.1	$ 774.0
Total long-term liabilities	**$ 826.0**	$ 482.8	$ 482.8	$ 141.6
Cash dividends declared per share	**$ –**	$ –	$ –	$ –

[1] Before discontinued operations
[2] As restated, see Note 2(p) of the Consolidated Financial Statements
[3] See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

9. LIQUIDITY AND CAPITAL RESOURCES

9.1 Cash Flow Information

9.1.1 Operating Activities

Cash Flow Provided by Operations

(in thousands – except per share amounts)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007	Better (Worse)
EBITDA	**$ 532,604**	$ 265,822	$ 266,782	**$ 532,604**	$ 267,998	$ 264,606
Add (deduct):						
Employee future benefits	**(19,918)**	(3,162)	(16,756)	**(19,918)**	(2,931)	(16,987)
Equity loss (earnings) of significantly influenced companies	**10,963**	1,833	(9,130)	**10,963**	1,794	(9,169)
Other items	**(24)**	1,485	(1,509)	**(24)**	1,635	(1,659)
Adjusted EBITDA	**523,625**	265,978	257,647	**523,625**	268,496	255,129
Integration expenses	**(14,622)**	(20,029)	5,407	**(14,622)**	(20,029)	5,407
Cash interest expense	**(33,315)**	(31,689)	(1,626)	**(33,315)**	(33,382)	67
Pre-tax cash flow	**475,688**	214,260	261,428	**475,688**	215,085	260,603
Current income taxes	**(19,422)**	(2,540)	(16,882)	**(19,422)**	(2,617)	(16,805)
Cash Flow Provided by Operations	**$ 456,266**	$ 211,720	$ 244,546	**$ 456,266**	$ 212,468	$ 243,798
Per share	**$ 2.08**	$ 1.53	$ 0.55	**$ 2.08**	$ 1.65	$ 0.43

[1] See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

For the 12 months ended October 31, 2008, Viterra generated cash flow provided by operations of $456.3 million, an increase of $244.5 million over the comparable period last year. On a per share basis, the Company generated cash flow provided by operations of $2.08 per share compared with $1.53 per share in the comparable period last year. The improvement reflects higher EBITDA and lower integration costs, partially offset by increased cash financing costs and current income taxes. Actual current income taxes are significantly less than those imputed using the prevailing tax rate on pre-tax cash flows due to the tax shield provided by capital cost allowance and the Company's tax loss carry-forwards.

Cash Flow Provided by (Used in) Operating Activities

(in thousands – except per share amounts)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007	Better (Worse)
Net earnings	**$ 288,282**	$ 116,495	$ 171,787	**$ 288,282**	$ 111,361	$ 176,921
Adjustments for items not involving cash	**167,984**	95,225	72,759	**167,984**	101,107	66,877
Cash flow provided by operations*	**$ 456,266**	$ 211,720	$ 244,546	**$ 456,266**	$ 212,468	$ 243,798
Changes in non-cash working capital items	**(172,545)**	(152,549)	(19,996)	**(172,545)**	(158,430)	(14,115)
Cash flow provided by (used in) operating activities	**$ 283,721**	$ 59,171	$ 224,550	**$ 283,721**	$ 54,038	$ 229,683
Free Cash Flow*						
Cash flow provided by operations*	**$ 456,266**	$ 211,720	$ 244,546	**$ 456,266**	$ 212,468	$ 243,798
Property, plant and equipment expenditures	**(55,583)**	(114,884)	59,301	**(55,583)**	(127,255)	71,672
Free Cash Flow	**$ 400,683**	$ 96,836	$ 303,847	**$ 400,683**	$ 85,213	$ 315,470

[1] See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

* See Non-GAAP Measures in Section 19

Free cash flow is measured by cash flow provided by operations less capital expenditures and does not reflect changes in non-cash working capital (see Non-GAAP Measures in Section 19). For the 12 months ended October 31, 2008, free cash flow increased by $303.8 million to $400.7 million from the comparable period of the prior year.

9.1.2 Investing Activities

Viterra's capital expenditures (excluding business acquisitions) for the 12 months ended October 31, 2008 were $55.6 million. This compares to $114.9 million in capital expenditures for the comparable period of the prior year, which included $85 million for the acquisition of a 50% interest in the Cascadia port terminal facility from Cargill. Capital expenditures in 2008 reflect a number of capital improvements and expansions undertaken in the ordinary course of business.

Proceeds from the sale of certain capital assets totalled $5.3 million for the current year. Proceeds of $434.0 million for year ended October 31, 2007 largely reflect the sale of property, plant and equipment assets to JRI ($255 million), and the sale of the Company's North Shore, Vancouver facility ($84 million) and certain other assets to Cargill ($70 million).

On an annualized basis, Viterra expects consolidated sustaining capital expenditures will be approximately $80 million, an increase of $20 million over management's last guidance on sustaining capital expenditures. These are expected to be funded by cash flow provided by operations.

9.2 Non-Cash Working Capital

Non-Cash Working Capital

As at October 31 (in thousands)

	2008	2007[1]	Better (Worse)
Inventories	$ 837,943	$ 785,695	$ 52,248
Accounts receivable	773,830	458,914	314,916
Prepaid expenses and deposits	91,183	51,685	39,498
Accounts payable and accrued liabilities	(928,596)	(723,945)	(204,651)
	$ 774,360	$ 572,349	$ 202,011

[1] As restated, see Note 2(p) of Consolidated Financial Statements

Inventory levels at October 31, 2008 were $52.2 million higher than at October 31, 2007 reflecting higher fertilizer inventories and prices, offset by lower grain inventory levels. Prepaid expenses and deposits were $39.5 million higher mainly due to higher prepayments to agri-products suppliers.

Accounts receivable at October 31, 2008 were $314.9 million higher than at October 31, 2007. The increase in receivables largely reflects higher trade receivables associated with increased sales and higher commodity prices during the year.

Accounts payable and accrued liabilities were up $204.7 million over the balance at October 31, 2007. The increase in trade payables primarily reflects amounts owing in respect of the higher agri-products inventories noted above as well as an increase in customer deposits. Accrued liabilities increased due to additional accruals for interest costs and additional costs associated with the Company's performance incentive plan, which reflects improved operational performance relative to pre-defined Company targets.

Increased working capital requirements were financed by cash flow provided by operations.

9.3 Financing Activities

Key Financial Information*

As at October 31 (in thousands – except percentages, pts and ratios)

	2008	2007[1]	Better (Worse)
Funded Debt, Net of Cash and Cash Equivalents	$ (41,153)	$ 599,526	$ 640,679
EBITDA	$ 532,604	$ 265,822	$ 266,782
Ratios			
Current Ratio	2.53 x	1.34 x	1.19 x
Total Debt-to-Capital	22.2%	31.0%	8.8 pt
Long-Term Debt-to-Capital	21.6%	14.6%	(7.0 pt)

* See Non-GAAP Measures in Section 19

[1] As restated, see Note 2(p) of Consolidated Financial Statements

The Company's total funded debt, net of cash and short-term investments decreased by $640.7 million from the same period last year due to a decrease in short-term borrowings of $334.8 million and an increase of $601.0 million in cash and short-term investments, offset by an increase in long-term debt, including the current portion of $298.9 million. The increase in cash was attributable to a common share offering that was completed by the Company in May 2008 that raised net proceeds of $441.5 million as well as cash flow provided by operations. Cash distributions from the Company's principal subsidiaries (those in which the Company has at least a 50% interest) occur at regular intervals and the Company maintains an active role in all decisions affecting cash distributions from these subsidiaries. The Company does not rely on distributions from subsidiaries or joint ventures to fund its capital spending programs or to meet its financial obligations.

Long-term debt (including the current portion) was $610.1 million at October 31, 2008, up $298.9 million from the $311.2 million reported at the same time last year. The increase is attributable to a new $400 million, five-year term credit facility ("Long-term Facility") that was secured on May 15, 2008. At October 31, 2008, the Company had drawn approximately $300 million ($225 million in Canadian funds and $75 million in U.S. funds). Subsequent to year end, the Company drew the remaining $100 million in Canadian funds. Approximately $232.0 million of the proceeds from the new facility was used to fully repay outstanding amounts on a bridge facility that was put in place to partially fund the acquisition of AU last year. The remaining funds are expected be used for general corporate purposes, including the funding of future acquisitions.

During the year, the Company entered into interest rate swaps to convert the Company's floating rate exposure on the outstanding drawings on the Long-term Facility to a fixed interest rate obligation. As a result of the swap transactions, the hedged fixed rate, based upon Viterra's current credit ratings, is at approximately 5.9% on $225 million of Canadian dollar borrowings, 4.1% on an additional $100 million of Canadian dollar borrowings that were drawn on December 17, 2008, and approximately 6.1% on $75 million of U.S. dollar borrowings, with minimum mandatory repayments of 4% per annum.

Short-term borrowings decreased $334.8 million to $17.8 million at October 31, 2008, compared to $352.5 million reported in the prior year reflecting the above-noted bridge facility repayment as well as the pay down of short-term borrowings from cash flow provided by operations.

The table below summarizes the existing credit facilities of the Company, not including member loans, subsidiaries or joint ventures, as at October 31, 2008.

Short-term debt is used at various times during the year to finance operating requirements, which primarily consist of grain and agri-products inventory purchases and financing of accounts receivable from the CWB and other trade accounts.

Typically, the revolving credit lines are used to purchase inventories in the months prior to the agri-product spring selling season and reflect the significant seasonal variations in that business segment. The Company's leverage ratio will typical decline to its lowest quarterly level at July 31, representing the Company's core non-seasonal level of working capital. The level of short-term debt can also fluctuate as a result of changes in underlying commodity prices and the timing of grain purchases.

Management believes that cash flow from operations and its access to undrawn credit facilities will provide Viterra with sufficient financial resources to fund its working capital requirements, planned capital expenditure programs, and debt servicing requirements. This belief is predicated upon the Company's expectations of future commodity and crop input prices, and the expected turnover of inventory and accounts receivable components of working capital. (See Forward-Looking Information on page 45 of this report).

9.4 Debt Ratings

On July 24, 2008, DBRS Limited ("DBRS") upgraded the rating on both Viterra's Senior Unsecured Notes and Term Credit Facility to BBB (Low) from BB (High), with a stable trend. According to DBRS, the upgrade was based on the Company's success in achieving its merger targets to date while generating enhanced earnings stability following the acquisition of AU last year. The ratings upgrade also recognized the $441.5 million equity issue that occurred in May 2008.

On July 31, 2008, Standard & Poor's ("S&P") raised the Company's long-term corporate credit rating from BB to BB+, with a positive outlook. S&P also increased the rating on Viterra's Revolving Credit Facility to BBB from BBB- and the rating on the Company's Senior Unsecured Notes to BB+ from BB. According to Standard and Poor's, the ratings upgrade considered Viterra's leading position in Canadian agri-business and improved profitability from its integration of AU.

On September 15, 2008, Viterra secured new corporate credit ratings from Moody's Investors Services ("Moody"), a New York-based credit rating agency. Both Viterra's corporate credit rating and the rating on the Company's $300 million of public notes were assigned a Ba1 rating, one level below investment grade. The outlook on the Company is stable. Moody's cited strong industry supply and demand dynamics, Viterra's solid operating earnings, the Company's focus and scale relative to other global agricultural players, low leverage and strong credit metrics, as the primary factors supporting its decision.

Credit Facility	Amount Drawn	Interest Rate	Due Date (Expiry)	Bullet Payments
Senior Unsecured Notes[1]	$ 100,000	8.00% Fixed	April 08, 2013	None
Senior Unsecured Notes[2]	$ 200,000	8.50% Fixed	August 01, 2017	None
Long-term Facility[3]	$ 300,000	BA + 90 BP[4]	May 15, 2013	4% per annum
Revolving Credit Facility[5]	–	Prime or BA + 90 BP	August 10, 2010	n/a

1 Rank *pari passu* with Term Credit Facility

2 Rank *pari passu* with Term Credit Facility

3 1st charge on property, plant and equipment; 2nd charge on all other assets of the Company (including certain subsidiaries, property, plant and equipment and the subsidiaries capital stock)

4 Interest rate swaps were put in place to fix the effective rate at 5 9% on $225 million of Canadian funds and 6.1% on $75 million of U.S. funds. An additional CAD $100 million was drawn December 17, 2008 with an effective fixed rate of 4 1%

5 1st charge on all assets of the Company and certain subsidiaries other than property, plant and equipment; 2nd charge on property, plant and equipment. Term extendable at option of borrower up to August 10, 2012. Maximum credit limit is the lower of $800 million or the calculated borrowing base of the facility.

	Corporate Rating	Senior Unsecured Notes	Term Credit Facility	Revolving Credit Facility	Trend
Standard & Poor's	BB+	BB+	n/a	BBB	Positive
DBRS Limited	n/a	BBB (Low)	BBB (Low)	n/a	Stable
Moody's Investors Service	Ba1	Ba1	n/a	n/a	Stable

9.5 Contractual Obligations

(in thousands)

		Principal Payments Due by Period			
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Balance Sheet Obligations					
Short-term debt	$ 17,769	$ 17,769	$ –	$ –	$ –
Long-term debt	621,509	14,703	27,624	378,917	200,265
Other long-term obligations	62,973	18,709	25,143	7,963	11,158
	702,251	51,181	52,767	386,880	211,423
Other Contractual Obligations					
Operating leases	$ 47,029	15,611	17,762	8,872	4,784
Purchase obligations[1]	801,610	795,160	6,450	–	–
	848,639	810,771	24,212	8,872	4,784
Total Contractual Obligations	$ 1,550,890	$ 861,952	$ 76,979	$ 395,752	$ 216,207

1 Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale

10. OUTSTANDING SHARE DATA

On May 9, 2008, the Company completed an offering for 28,600,000 common shares at a price of $14.00 per share. Subsequently, on May 14, 2008, the Company also completed the closing of the over-allotment option exercised by the underwriters in connection with the offering, with an additional 4,290,000 common shares issued for $14.00 per share. Total shares issued and outstanding after the closing of these transactions were 237,049,213. Viterra received gross proceeds of $460.5 million from the offering and subsequent over-allotment (net proceeds of $441.5 million after underwriting fees and expenses of approximately $19.0 million). The proceeds of the offering are expected to be used for general corporate purposes and to fund future acquisitions.

The market capitalization of the Company's 237 million issued and outstanding shares at January 16, 2009, was $2.0 billion or $8.57 per share. The issued and outstanding shares, including options convertible to common shares, at January 16, 2009 are summarized in the following table:

Outstanding Share Data

as at January 16, 2009
(unaudited)

Issued and outstanding Common Shares	237,049,213
Securities convertible into Common Shares:	
Stock Options	71,784
	237,120,997

11. RESTRUCTURING AND INTEGRATION MATTERS

As described in detail in the Company's 2007 Annual Report, on May 29, 2007, the Company acquired effective control of AU. On June 15, 2007, the Company acquired all remaining Limited Voting Common Shares under a court-approved Plan of Arrangement and AU became a wholly-owned subsidiary of the Company. On November 1, 2007, Viterra's wholly-owned subsidiaries United Grain Growers Limited, carrying on business as Agricore United, and Pacific Elevators Limited were legally amalgamated with Viterra Inc.

As noted in the table at right, integration of the two companies is essentially complete.

As of October 31, 2008, the Company had achieved a total of $110.2 million in synergies versus management's previous estimate of $104.0 million. Management now expects to achieve a full run rate of $116.0 million in synergies to be realized by January 2009. These results are further described in the table on page 37.

Integration costs expensed for the current quarter were $2.4 million (for a total of $14.6 million in fiscal 2008 and $34.6 million since integration began). These costs relate primarily to severance, consulting and advisory fees and other integration costs incurred directly by the Company. Integration costs, including severance, termination fees, and debt repayment penalties incurred by or related to AU, have already been accrued on the balance sheet as part of the acquisition price of AU shares in accordance with the purchase method of accounting, with a corresponding increase in goodwill. On a pre-tax basis, estimated total net integration costs for both entities, which include share issuance costs and refinancing costs, are about $282.4 million, of which about $277.1 million has already been incurred ($21.7 million in the current fiscal year), including $19.2 million of costs accrued and outstanding. These costs were financed by free cash flow.

Restructuring & Integration Plan – Key Milestones		
Objective	**Target Date**	**Achieved**
Appoint senior executive and management team	Q4 2007	✓
Develop operating model for the Company	Q4 2007	✓
Refine synergy analysis and targets	Q4 2007	✓
Complete divestiture of assets to JRI/Cargill	Q4 2007	✓
Complete refinancing of Bridge Facility	Q4 2007	✓
Develop detailed implementation plans	Q4 2007	✓
Re-branding and launch of new name	Q5 2007	✓
Complete legal amalgamation of the Company with AU	Q5 2007	✓
Complete Agri-products system conversion	Q1 2008	✓
Harmonize advertising and marketing programs	Q1 2008	✓
Complete plan for Agri-products retail footprint and harmonize pricing and product line decisions	Q1 2008	✓
Complete accounting and finance system conversion	Q2 2008	✓
Review of pension and benefits for the combined company and recommendations thereon	Q2 2008	✓
Implement HR and payroll system conversion	Q2 2008	✓
Complete Grain system conversion	Q2 2008	✓
Develop and implement new HR policies and procedures	Q3 2008	✓
Finalize Grain end-state network	Q3 2008	✓

Segment	Management's Last Estimated Synergies	October 31, 2008 Actual Synergies	Revised Estimated Synergies
Grain Handling and Marketing	$53.0 Million	$59.9 Million	$62.7 Million
Agri-products	$22.0 Million	$25.3 Million	$25.9 Million
Corporate Services	$29.0 Million	$25.0 Million	$27.4 Million
	$104.0 Million	$110.2 Million	$116.0 Million

12. SASKATCHEWAN WHEAT POOL/GRAIN SERVICES UNION PENSION PLAN

As discussed in more detail in Note 16 of the Consolidated Financial Statements, the Company and the Grain Services Union ("GSU") finalized the settlement of the dispute surrounding the Saskatchewan Wheat Pool/Grain Services Union Pension Plan (the "Plan") during the current year. The Plan was originally established to provide defined benefits on the basis of contributions negotiated between the Company and the GSU. Since the cost was intended to be limited to the negotiated rates of contribution, the Company had, prior to July 1, 2008, accounted for this Plan as a defined contribution plan. Effective July 1, 2008, Viterra became at risk for the actuarial and investment risk of the Plan. Therefore, at this date, the Plan is effectively a new defined benefit plan and is required to be accounted for as such.

The details of the settlement, which was finalized on July 1, 2008, are as follows:

- Viterra was responsible for paying $16.6 million into the Plan. This payment and all future solvency deficiency payments are segregated in a reverting trust (secondary account) within the Plan so that any amounts paid in, but not required on ultimate windup would be refunded to the Company.
- Active members stop accruing pensionable service under the Plan and move to a defined contribution plan. However, benefits that were earned in the Plan will stay with the Plan and will be paid out upon the employee's retirement in the normal course.
- Viterra accepted full responsibility for all benefits accrued under the Plan and is responsible for making all solvency deficiency payments.
- Viterra becomes sole administrator of the Plan and acquires sole discretion to wind up the Plan.

As a result of the settlement, a $20 million provision, which was previously accrued as a potential liability to dissolve the dispute, was reversed in 2008 and the initial $16.6 million obligation described above was expensed as a cost of resolving the dispute (see Section 8.1 Summary of Consolidated Results).

13. OFF BALANCE SHEET ARRANGEMENTS

13.1 Pension Plans

At October 31, 2008, the market value of the assets of the Company's various defined benefit plans exceeded the accrued benefit obligations (valued on an ongoing basis for accounting purposes). The Company reported a net defined pension asset of $47.8 million at October 31, 2008 (October 31, 2007 – $23.5 million). The Company made $4.2 million in cash payments for its employee future benefits for the 12-month period ended October 31, 2008, consisting of cash contributed to its funded pension plans, its defined contribution plans, its multi-employer pension plan and directly to beneficiaries for other plan benefits.

The Company reported total pension benefit income of $20.8 million for the 12 months ended October 31, 2008 (15 months ended October 31, 2007 – $4.3 million). While there were actuarial losses on assets during 2008 due to the downturn in financial markets, pension plan accounting requires that gains and losses are effectively smoothed over future periods, beginning in the following period. The actuarial losses in 2008 will not begin to impact the Company's income directly until 2009 (see Note 16 of the Consolidated Financial Statements).

The following table compares the values of pension plan assets and liabilities for accounting purposes to the estimated values for pension funding purposes (solvency basis) at October 31, 2008:

(000's)	Accounting Basis	Solvency Funding
Market value of pension assets	$ 529,004	$ 529,004
Pension liabilities	$ 477,491	$ 605,863
Funded status – surplus (deficit)	$ 51,513	$ (76,859)
Unamortized accounting differences	$ (3,757)	
Consolidated accrued benefit asset	$ 47,756	

Based on current estimates, the Company has a $47.8 million surplus in its plans (for accounting purposes). However, from a solvency perspective (for pension funding purposes), the plans had a combined deficit of $76.9 million as at October 31, 2008. The Company funds its defined benefit pension plans in accordance with actuarially-determined amounts based on federal pension regulations. Management currently estimates quarterly payments of $5.6 million in 2009, up from quarterly payments of $1.5 million in 2008. The estimated increase in payments is primarily the result of a reduction in the fair value of plan assets during the year, reflecting the current downturn in financial markets. Funding requirements may increase or decrease depending upon future actuarial valuations. The Company's projection is based on funding the increase in plan deficits over a five-year period and these payments may change in the future to reflect formal valuations as at December 31, 2008, which the Company expects to receive in April 2009. Note 16 of the Consolidated Financial Statements for October 31, 2008 describes in detail the Company's pension plan obligations.

13.2 Viterra Financial and Unifeed Financial

Viterra Financial provides grain and oilseeds producers with unsecured working capital financing, through a Canadian Schedule I chartered bank, to purchase the Company's fertilizer, crop protection products, seed and equipment. Outstanding credit was $487.7 million at October 31, 2008, compared to $319.5 million at October 31, 2007. Approximately 96% of the current outstanding credit relates to Viterra Financial's highest credit rating categories. The Company indemnifies the bank for 50% of future losses under Viterra Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at October 31, 2008, Viterra has provided $5.6 million for actual and future expected losses.

Unifeed Financial provides livestock producers with secured working capital financing through a Canadian Schedule I chartered bank to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock are sold. The customer base for Unifeed Financial tends to be smaller with individually larger average credit balances than Viterra Financial. Unifeed Financial approved $93.4 million (October 31, 2007 – $97.1 million) in credit applications of which customers had drawn $31.9 million at October 31, 2008 (October 31, 2007 – $35.5 million). The Company has indemnified the bank for aggregate credit losses of up to $6.5 million based on the first 20% to 33% of new credit issued on an individual account as well as for credit losses, shared on an equal basis, of up to 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding. As at October 31, 2008, the Company had provided about $0.5 million for actual and expected future losses.

13.3 Other

Under the terms of an agreement, FCC provided credit to certain of the Company's farming customers in the Agri-products segment. This agreement was terminated on January 31, 2008, on payment of a termination fee and the acquired amounts were sold to a Canadian Schedule I chartered bank. Please refer to Note 25(c) in the Notes to the Consolidated Financial Statements.

For a further description of other commitments, contingencies and guarantees of the Company, please refer to Note 25 of the Consolidated Financial Statements.

14. RELATED PARTY TRANSACTIONS

The Company has transactions with related parties in the normal course of business at commercial rates and terms. Related parties may include investees Prince Rupert Grain and the Puratone Corporation.

Total sales to related parties were $16.6 million (2007 – $7.8 million). As at October 31, 2008, accounts receivable from related parties totalled $11.9 million (2007 – $11.6 million).

15. CRITICAL ACCOUNTING ESTIMATES

In preparing the Company's Consolidated Financial Statements, management is required to make estimates, assumptions and judgments as to the outcome of future events that might affect reported assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Such assessments are made using the best information available to management at the time. Although management reviews its estimates on an ongoing basis, actual results may differ from these estimates as confirming events occur. The following is an analysis of the critical accounting estimates that depend most heavily on such management estimates, assumptions and judgments, any changes which may have a material impact on the Company's financial condition or results of operations. For more information about certain assumptions and risks that might affect these estimates, assumptions and judgments, refer to Section 21, Forward-Looking Information on page 45.

15.1 Valuation of Long-Lived Assets and Asset Impairment

Goodwill is not amortized but is assessed for impairment at the business unit level at least annually or whenever events or changes in circumstances suggest that the carrying amount may not be recoverable. Potential goodwill impairment is identified by comparing the fair value of a business unit, estimated using discounted cash flows, to its carrying value. Should the carrying value exceed the assessed fair value of the business unit, the goodwill impairment would result in a reduction in the carrying value of goodwill on the balance sheet and the recognition of a non-cash impairment charge in the Consolidated Statement of Earnings. While the Company believes that all of its estimates are reasonable, there exists inherent uncertainties that management may not be able to control. As a result, the Company is unable to reasonably quantify the changes in its overall financial performance if it had used different assumptions, and it cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported.

The Company periodically assesses the recoverability of values assigned to long-lived assets after considering potential impairment, indicated by such factors as business and market trends, future prospects, current market value and other economic factors. In performing its review of recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying value of the asset, an impairment loss would be recognized based on the excess of the carrying value of the asset over the fair market value calculated using discounted future cash flows.

15.2 Future Income Taxes

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment concerning the carrying values of assets and liabilities. The current and future income tax assets and liabilities are also impacted by expectations about future operating results and the timing of reversal of temporary differences as well as possible audits of tax filings by regulatory agencies. Changes or differences in these estimates or assumptions may result in changes to the current and future income tax assets and liabilities on the Consolidated Balance Sheets and a charge to, or recovery of, income tax expense.

As at October 31, 2008, the Company had loss carry forwards of approximately $111.3 million (2007 – $285.2 million) available to reduce income taxes otherwise payable in future years, expiring between October 2009 and 2027.

A short-term future income tax asset of $26.4 million has been recorded as at October 31, 2008 in respect of the Company's unutilized losses. Management regularly assesses the Company's ability to realize net future income tax assets based on all relevant information available and has concluded that it is more likely than not that these loss carry forwards can be fully utilized prior to expiry. In making its assessment, the Company considered, among other things, historical and projected future earnings. Accordingly, the Company has not recorded a valuation allowance related to these assets. If the Company's projected future earnings do not materialize to the extent required to permit the full realization of these loss carry forwards, the Company would record an appropriate valuation allowance in the period when such a determination is made. This would result in a decrease to reported earnings and an increase to the Company's effective tax rate in that period.

Additional loss carry forwards, associated with inactive subsidiaries that the Company has less than a 100% ownership interest, amounted to $25.0 million at the end of October 31, 2008. Management has determined that the utilization of these losses is more uncertain and, accordingly, a full valuation allowance has been provided against these losses.

15.3 Pension and Other Post-Employment Benefits

Certain estimates and assumptions are used in determining the Company's defined benefit pension and other post-employment benefit obligations, including the discount rate, the expected long-term rate of return on plan assets and expected growth rate of health care costs. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense recorded in OG&A. Changes in financial market returns and interest rates could also result in changes to the funding requirements of the Company's defined benefit pension plans. A substantial number of the Company's employees are members of its defined contribution plans. The Company's remaining defined benefit plans cover a closed group of members and all retirees prior to the Company's conversion to defined contribution plans.

For 2008, the discount rate used for calculation of pension benefit plans was 7.25% (2007 – 5.7%) and for other future benefits was 7.25% (2007 – 5.7%). The expected long-term rate of return on plan assets for pension benefit plans for 2008 was 6.5% (2007 – 6.4%). A one percentage-point decrease in the assumed return on plan assets would increase the pension income by $4.4 million. A one percentage-point decrease in the assumed discount rate would decrease pension income by $2.6 million and increase the accrued benefit obligation by $43.1 million, and decrease the other future benefit expense by a negligible amount and the accrued other future benefit obligation by $0.8 million. A one percentage-point increase in the assumed trend in health care cost would not materially increase interest costs, but would increase the accrued benefit obligation by $0.2 million. The sensitivity of each assumption has been calculated independently. Changes to more than one assumption simultaneously may amplify or reduce the impact on the accrued benefit obligations or benefit plan expenses.

15.4 Environmental Matters

On November 1, 2008, Westco was amalgamated with Viterra. The Company's other long-term liabilities include the asset retirement obligation ("ARO") associated with Westco's fertilizer manufacturing and processing plants, which discontinued operations in 1987. Westco provided for site restoration and reclamation costs related to former production facilities in Calgary and Medicine Hat, Alberta and associated phosphogypsum stacks and certain closed landfills. The period to complete the reclamation project is estimated to be about seven years from the current date and management believes that the ARO is adequate. The ARO was $22.1 million at October 31, 2008 (2007 – $21.5 million). The net increase from the prior year reflects a $9.9 million asset retirement obligation charge as a result of revisions to management's estimate due to increasing costs, net of cash settlements made during the year.

15.5 Other Provisions and Allowances

Under the terms of an agreement, FCC provided credit to farm customers of Viterra for the purchase of crop inputs. As previously noted, this program was terminated on January 31, 2008, on payment of a termination fee and the acquired amounts were sold to a Canadian Schedule I chartered bank.

15.6 Purchase Price Allocation and Goodwill

The determination and allocation of the purchase price paid for AU in 2007 was based on management's best estimates and accounted for all of the relevant information at the time that the Consolidated Financial Statements were prepared. This process involved making estimates and assumptions in determining the fair value of the assets acquired and the liabilities assumed.

A number of significant estimates and assumptions were used in determining the fair value of certain assets and liabilities acquired upon the purchase of AU in 2007. In determining the fair value of property, plant and equipment, goodwill and intangibles, the Company used the work of third-party valuation experts. The fair value of the liabilities and obligations assumed on the purchase were based on estimated market values. Liabilities relating to the restructuring and integration of AU's operations included estimated severance and employee-related costs, professional fees, change in control expenses related to the repayment of AU debt, a break fee paid to JRI and other related costs.

Management believes that the estimates used for the purchase allocation are reasonable; however, actual results could differ as confirming events occur which could require future adjustments to goodwill and related accruals.

16. CHANGES IN ACCOUNTING POLICY

16.1 Financial Instruments

As described in Note 2 of the Consolidated Financial Statements, effective November 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections: Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865 – "Hedges", Section 3251, "Equity", Section 1530, "Comprehensive Income", Section 3862, "Financial Instruments – Disclosures" and Section 3863, "Financial Instruments – Presentation".

The new standards provide guidance on the recognition, measurement and classification of financial assets and financial liabilities. All financial instruments, including derivatives, are included on a company's balance sheet and measured either at their fair values or, in circumstances when fair value may not be considered most relevant, at amortized cost or cost. The standards establish a new measure of income called comprehensive income. Comprehensive income represents the change in the net assets of an entity from non-owner sources for a period and has two components – net income and other comprehensive income. The new section provides guidance for reporting items in other comprehensive income, which is included on the Consolidated Balance Sheets as a separate component of shareholders' equity.

The new standards also establish the accounting requirements for hedges. The accounting for a specific hedging relationship depends on its nature. Fair value hedging applies when the change in the fair value of an existing asset or liability attributable to a particular risk is being hedged. The change in the fair value of both the hedging item and hedged item attributable to the hedged risk is recognized in net income and adjusts the carrying amount of the instruments. Cash flow hedging applies when the variability in cash flows attributable to a particular risk is hedged. The effective portion of the changes in fair value of the derivative is recorded in other comprehensive income until the hedged item affects net income. Any ineffectiveness of designated hedges is recognized immediately in income.

Additional information regarding these changes can be found in Note 2(p)(i) of the Consolidated Financial Statements.

16.1.1 Non-hedgeable Grain Inventories and Related Commodity Contracts

The Company has historically classified its grain inventories and related derivative contracts into two categories. Hedgeable grain inventories are those for which the market risk associated with inventory positions is managed through exchange-traded futures instruments. Non-hedgeable grain inventories include inventories for which there are no exchange-traded instruments but where cash-traded instruments are commonly used to manage market risk. The Company manages the market risk associated with inventory and open contracts on a combined basis.

Prior to 2008, non-hedgeable grain inventories and related commodity contracts were valued on a combined basis at the lower of cost and net realizable value. During the first quarter of 2008, the Company adopted the policy of valuing its non-hedgeable grain inventories on the basis of market quotations less freight and handling costs. Gains and losses on related open grain purchase and sales contracts are based on estimated fair value. This new policy, in addition to providing consistency with its existing accounting policy for hedgeable inventories and commodities, is consistent with the fair value measurement requirements adopted on November 1, 2007, for financial instruments and other derivative contracts of the Company. The impact of this change in accounting policy has been recorded retrospectively with restatement of the prior period.

Additional information regarding these changes can be found in Note 2(p)(ii) of the Consolidated Financial Statements.

16.2 Other Accounting Standards

The Company also adopted the CICA Handbook Sections 1506, "Accounting Changes" and 1535, "Capital Disclosures" effective November 1, 2007. These sections resulted in additional financial statement note disclosure.

17. FUTURE ACCOUNTING STANDARDS

17.1 Inventories

In June 2007, the CICA issued Section 3031, "Inventories", replacing Section 3030, "Inventories". The new Section will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2008, and provides more guidance on the measurement and disclosure requirements for inventories. Accordingly, the Company will adopt the new standards for its fiscal year beginning November 1, 2008. The adoption is not expected to have a material impact on the Company's Consolidated Financial Statements.

17.2 Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new standards will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning November 1, 2008. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption is not expected to have a material impact on the Company's Consolidated Financial Statements.

17.3 International Financial Reporting Standards

In February 2008, the Accounting Standards Board ("AcSB") announced that 2011 is the changeover date for publicly listed companies to replace Canadian GAAP with International Financial Reporting Standards ("IFRS"). The date relates to interim and annual financial statements for fiscal years beginning on or after January 1, 2011, which will be applicable for Viterra's first quarter of fiscal 2012. The Company will also be required to provide IFRS comparative information for the previous fiscal period. The Company has committed the appropriate resources and training to ensure the Company is compliant by the required transition date. Part of the work that will be completed will include an assessment of the impact to accounting, financial reporting, IT systems as well as certain contractual arrangements. Additional details will be provided in future Company reports.

18. RISKS AND RISK MANAGEMENT

Viterra faces certain risks, including weather, strategic, market, financial restriction, credit and foreign exchange risk, which can impact its financial performance. For additional information on other general business and environmental risks, readers should review the 2008 Annual Information Form.

18.1 Governance and Oversight

Viterra's Risk Management Committee (the "Committee") is a senior management committee responsible for assessing enterprise risks and implementing strategies to reduce the Company's exposure. The Committee meets regularly to assess risks and direct risk mitigation activities. Regular reports are provided to the Audit Committee of the Board of Directors.

18.2 Weather Risk

As an agri-business company, Viterra's most significant risk is the weather. The effects of weather conditions on crop quality and production volumes present significant operating and financial risk to Viterra's Grain Handling and Marketing segment. Volumes are a key driver of earnings for Viterra's grain operations. Fixed costs in Viterra's primary elevator system represent approximately 75% to 80% of total costs and, as a result, reduced volume and inventory turns negatively impact the margin/earnings per tonne achievable.

Crop quality is also an important factor because the majority of the higher quality grains and oilseeds move into export position; accordingly, Viterra generates margins at each stage of its value chain through to its port terminals.

Grains destined for domestic markets on average generate lower margins, particularly feed grains, which require little processing and handling. Therefore, the mix of grains and oilseeds that Viterra manages in any given year is an important factor affecting margins and earnings. Viterra offers a number of programs to its primary customers, including drying and blending opportunities in an attempt to mitigate some of the quality risk.

The level and mix of agri-products sales are also dependent on weather. Weather and moisture levels are a determining factor in crop selection by producers at seeding time, the variety of seed sown, and the amount of proprietary seed purchased. Crop selection decisions also impact the amount of fertilizer and crop protection products Viterra sells since certain crops require significantly more inputs than others. During the growing season, weather determines the type and amount of agri-products applied to the land. Viterra's Agri-products group works closely with its Grain Handling and Marketing group to anticipate producers' intentions for seeding in order to manage agri-products inventories appropriately.

Viterra's elevators and agri-product distribution facilities are geographically dispersed throughout the Prairie provinces, diversifying the Company's exposure to localized growing conditions. Viterra has historically had grain volume insurance to protect the cash flow of the organization from significant declines in grain volumes, resulting from drought or other weather-related events. For 2009, the Company has partial coverage under a multi-year program arranged in 2008 and plans to place additional coverage. The partial coverage represents 20% of the $60.0 million of coverage in place for 2008.

18.3 Market Risk

A significant portion of Viterra's sales are derived from its Grain Handling and Marketing segment. Earnings for this segment fluctuate based on the volume of grain handled and the margins earned on the purchase and sale of open market grains. In the case of Board grains, Viterra earns CWB storage and handling tariffs; these are established independently of the market price for grain.

CWB grains accounted for about 51% of total grain handled by Viterra in 2008 (2007 – 59%). For these grains, the Company's risks are reduced in part through the terms of formal legal arrangements between Viterra and the CWB. The arrangements provide for full reimbursement of the price paid to producers for grain as well as certain costs incurred by Viterra. Adverse impacts can be experienced by Viterra whereby handling of Board grain results in a loss of grade or, in the case of the CWB's tendering program, Viterra fails to meet the requirements under the tendering contract. Viterra employs grain grading, handling procedures and quality testing across its value chain to help mitigate these risks.

For non-Board or open market grains and oilseeds purchased by Viterra, the Company is exposed to the risk of movement in price between the time the grain is purchased and when it is sold. Financial risk management activities commonly referred to as "hedging", where such opportunities exist, can reduce this risk. Hedging is the placing in the futures market of a position opposite to one held in the cash market in order to reduce the risk of financial loss from an adverse price change. In so doing, the Company assumes basis risk to the extent the futures market and the cash market do not change by directly equivalent amounts. Where exchange traded futures for a particular commodity are not available or where the liquidity of a particular exchange traded future is volatile, Viterra develops cross-hedges, using futures contracts for similar or related products.

Viterra employs a Commodity Risk Management Policy, in which position limits are used to limit the Company's exposure to changes in commodity prices. Position limits set out the amount of market exposure the Company is willing to tolerate by commodity. The Policy defines these tolerance levels based on the size of the original position, liquidity in the futures market and a number of other factors. The Board's Audit Committee sets various authorization limits.

The Company also utilizes forward sales contracts to hedge prices for the sale of grain, forages and special crops, forward purchase contracts to fix the costs of supply of livestock feed inputs and prepaid purchases of agri-products inputs with future delivery dates. The costs associated with these instruments are included in the cost of sales for the affected business segment.

18.4 Credit Risk

Viterra is exposed to credit risk in connection with credit provided to its customers, including credit provided on agri-products purchases through a third party. Credit defaults by Viterra's customers could have a material adverse effect on Viterra's financial results and financial condition. Viterra shares responsibility for defaulted accounts and loan losses with a Canadian Schedule I chartered bank through Viterra Financial and Unifeed Financial. Viterra's average credit losses since combining its new credit programs in February 2008 were less than 0.2% of sales.

For credit provided through Viterra Financial and Unifeed Financial, the Company has limited its exposure to credit risk by limiting the financial institution's recourse against the Company for indemnification of losses incurred on certain credit sales. Additionally, exposure to credit risk is managed through a rigorous analysis of outstanding positions, payment and loss history and ongoing credit reviews of all significant contracts.

Viterra pursues a payment and country risk reduction strategy for offshore customers by using export financing arrangements, strategic business alliances and country risk reporting. Export financing payment arrangements include cash prior to unloading, cash against documents and obtaining confirmed letters of credit. Activity is continually monitored to ensure Viterra's exposure is within acceptable limits.

Viterra uses derivative financial instruments, where available, to manage market risks resulting from fluctuations in underlying interest rates, foreign exchange rates and commodity prices by creating essentially equal and offsetting market exposures. As such, the Company can be exposed to credit risk in the event of non-performance of its counterparties on its derivative contracts. However, in the case of over-the-counter derivative contracts, the Company only contracts with pre-authorized counterparties where agreements are in place and the Company monitors the credit ratings of its counterparties on an ongoing basis. Exchange traded futures contracts used to hedge future revenues in the Company's grain business are not subject to any significant credit risk as the changes in contract positions are settled daily through a recognized exchange.

18.5 Foreign Exchange Risk

Significant portions of the Company's net revenues are denominated in U.S. dollars and Viterra hedges substantially all foreign currency transactions through futures currency contracts or forward exchange contracts, and through the use of natural hedges created by offsetting transactions. However, to the extent that the Company has not fully hedged its foreign exchange risks, an appreciation of the Canadian dollar against the U.S. dollar or other relevant currencies could have a material adverse effect on Viterra's financial results.

18.6 Other Risks

The Government of Canada has indicated its intention to remove the monopoly powers of the CWB and implement a voluntary marketing structure. Some actions have been taken to move this policy forward; however, in 2007, the Federal Court overturned the federal government's regulations to introduce dual marketing on western barley sales. In light of its current minority position, the Conservative government is unlikely to pass legislation to change the mandate of the CWB, as all three opposition parties support the monopoly. Changes from within the CWB are also unlikely given the results of director elections in December 2008, which did not change the balance of power on the CWB Board of Directors. At least eight of the 15 directors favour retention of the monopoly. While the Company believes it is well positioned to achieve the same or superior operating effectiveness in a new regulatory environment, there is still uncertainty associated with these possible changes.

To address consumer awareness and concern over food safety and "traceability", Viterra has established a number of processes to track and identify crops at every stage of production: from seed to customer delivery to meet international standards, including HACCP – the internationally recognized system of quality control for food safety – and ISO 9000 certification for the processing and export of grains, oilseeds and special crops. ISO 9001:2000 registration and HACCP compliance are verified by third-party audits. As at October 31, 2008, all of the Company's port terminals, except PRG, met the ISO 9001:2000 Quality Management Standard and ISO 22000:2005 (HACCP) Food Safety Standard. All of the Company's Thunder Bay Terminals (A, B and C) are also GMP+B2 (Good Manufacturing Practices) certified.

The Company's country elevator network includes 83 grain facilities, two joint venture HTEs, one organic facility and 12 special crop facilities, which are registered ISO 9001:2000 and are HACCP compliant. In addition, the Quality Control department in the Company's offices in Regina is ISO 9001:2000 registered. The Company's six Canadian feed mills and two pre-mix facilities comply with all federal regulations and are HACCP certified or compliant. In addition, Canadian operations are inspected by the Canadian Food Inspection Agency ("CFIA") and U.S. feed mills are inspected by state and federal agencies in the United States. To deal with concerns such as bovine spongiform encephalopathy ("BSE"), the CFIA has implemented a feed ban that prohibits the use of cattle protein in the production of cattle feed. A further ban was extended to all animal feed, pet feed and fertilizer in 2007, which is expected to reduce the likelihood of spreading BSE through contaminated feed. In the U.S., feed safety concerns around BSE are limited as Hi-Pro does not use cattle protein or any other animal byproducts in the production of animal feed.

A detailed commentary on risk factors relating to the Company and its business is set forth in the Company's current Annual Information Form. See Section 22 Additional Information.

19. NON-GAAP MEASURES

EBITDA (earnings before interest, taxes, amortization, gain (loss) on disposal of assets, integration expenses and recovery of (provision for) pension settlement) and EBIT (earnings before interest, taxes, gain (loss) on disposal of assets, integration expenses and recovery of (provision for) pension settlement) are non-GAAP measures. Those items excluded in the determination of EBITDA and EBIT represent items that are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. These measures are intended to provide further insight with respect to Viterra's financial results and to supplement its information on earnings (losses) as determined in accordance with GAAP.

EBITDA is used by management to assess the cash generated by operations and EBIT is a measure of earnings from operations prior to financing costs and taxes. Both measures also provide important management information concerning business segment performance since the Company does not allocate financing charges, income taxes or other excluded items to these individual segments.

Funded debt, net of cash and cash equivalents, is provided to assist investors and is used by management in assessing the Company's liquidity position and to monitor how much debt the Company has after taking into account its liquid assets, such as cash and cash equivalents. Such measures should not be used in isolation of, or as a substitute for, current liabilities, short-term debt, or long-term debt as a measure of the Company's indebtedness.

Cash flow provided by operations is the cash from (or used in) operating activities, excluding non-cash working capital changes. Viterra uses cash flow provided by operations and cash flow provided by operations per share as a financial measure for the evaluation of liquidity. Management believes that excluding the seasonal swings of non-cash working capital assists management's evaluation of long-term liquidity.

Free cash flow is cash flow provided by operations (prior to any changes in non-cash working capital) net of capital expenditures, excluding business acquisitions. Free cash flow is used by management to assess liquidity and financial strength. This measurement is also useful as an indicator of the Company's ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

These non-GAAP measures should not be considered in isolation from, or as a substitute for, GAAP measures such as (i) net earnings (loss), as an indicator of the Company's profitability and operating performance or (ii) cash flow from or used in operations, as a measure of the Company's ability to generate cash. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are, therefore, unlikely to be comparable to similar measures presented by other corporations.

Reconciliations of each of these terms are provided in the table below.

Non-GAAP Terms, Reconciliations and Calculations

(in thousands – except percentages and ratios)

(for the twelve months ended October 31)	2008	2007[1,2]	Better (Worse)
Gross profit and net revenues from services	**$ 1,026,831**	$ 594,194	$ 432,637
Operating, general and administrative expenses	**(494,227)**	(328,372)	(165,855)
EBITDA	**$ 532,604**	$ 265,822	$ 266,782
Amortization	**(106,832)**	(62,940)	(43,892)
EBIT	**$ 425,772**	$ 202,882	$ 222,890
Net earnings	**$ 288,282**	$ 116,495	$ 171,787
Amortization	**106,832**	62,940	43,892
Non-cash financing expenses	**4,470**	2,305	2,165
Provisions for (recovery of) pension settlement	**(3,356)**	5,000	(8,356)
Employee future benefits	**(19,918)**	(3,162)	(16,756)
Equity loss (earnings) of significantly influenced companies	**10,963**	1,833	9,130
Future income tax provision	**70,280**	60,058	10,222
Loss (gain) on disposal of assets	**(1,263)**	(35,234)	33,971
Other items	**(24)**	1,485	(1,509)
Cash flow prior to working capital changes	**$ 456,266**	$ 211,720	$ 244,546
Property, plant and equipment expenditures	**(55,583)**	(114,884)	59,301
Free Cash Flow	**$ 400,683**	$ 96,836	$ 303,847
As at October 31			
Current assets	**$ 2,431,823**	$ 1,451,771	$ 980,052
Current liabilities	**961,723**	1,084,709	122,986
Current Ratio (Current Assets/Current Liabilities)	**2.53**	1.34	1.19 pt
Short-term borrowings (Note 11)	**$ 17,769**	$ 352,527	$ 334,758
[A] Long-term debt due within one year (Note 12)	**14,703**	3,736	(10,967)
[A] Long-term debt (Note 12)	**595,385**	307,413	(287,972)
[B] Total debt	**$ 627,857**	$ 663,676	$ 35,819
Cash and short-term investments	**$ 669,665**	68,651	601,014
Bank indebtedness	**(655)**	(4,501)	3,846
[C] Cash and cash equivalents	**$ 669,010**	$ 64,150	$ 604,860
Funded Debt, Net of Cash and Cash Equivalents	**$ (41,153)**	$ 599,526	$ 640,679
[D] Total equity	**$ 2,200,725**	$ 1,474,621	$ 726,104
[E] Total capital [B + D]	**$ 2,828,582**	$ 2,138,297	
Total Debt-to-Capital [B]/[E]	**22.2%**	31.0%	8.8 pt
Long-Term Debt-to-Capital [A]/[E]	**21.6%**	14.6%	(7.0 pt)

[1] See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

[2] As restated, see Note 2(p) of Consolidated Financial Statements

20. EVALUATION OF DISCLOSURE AND PROCEDURES

Management, including the President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Viterra's disclosure controls and procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators) as of October 31, 2008. Management has concluded that, as of October 31, 2008, Viterra's disclosure controls and procedures were effective to provide reasonable assurance that material information relating to Viterra and its consolidated subsidiaries and joint ventures would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There have been no changes in the Company's internal control over financial reporting that occurred during the year that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

21. FORWARD-LOOKING INFORMATION

Certain statements in this Management's Discussion and Analysis are forward-looking statements and reflect Viterra's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that Viterra or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results, critical accounting estimates and expectations regarding future capital resources and liquidity of the Company and such matters, are forward-looking statements. In addition, the words "believes", "intends", "anticipates", "expects", "estimates", "plans", "likely", "will", "may", "could", "should", "would", "outlook", "forecast", "objective", "continue" (or the negative thereof) and words of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of Viterra to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under the heading "Risk Factors" in Viterra's 2008 Annual Information Form and in the Company's 2008 Management's Discussion and Analysis under the heading "Risks and Risk Management" in the Management's Discussion and Analysis; integration risk associated with the merger of Saskatchewan Wheat Pool and Agricore United; adverse weather conditions; political and economic risks; changes in domestic regulation; commodity price and market risks; employee relations and collective bargaining; integration risk; foreign exchange risk; availability of credit and credit costs; dependence on key personnel; environmental, health and safety risks; property and liability risks; food and agricultural products risks; diseases and other livestock industry risks; credit risk; and reliance on computerized business systems. The uncertainties and other factors include, but are not limited to, crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizer and pesticides, changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; current global financial crises and changes in credit markets and competitive developments in connection with Viterra's grain handling, agri-products, agri-food processing, financial products and livestock and feed businesses. Many of these risks, uncertainties and other factors are beyond the control of the Company. All of the forward-looking statements made in this Management's Discussion and Analysis and the documents incorporated herein by reference are qualified by these cautionary statements and the other cautionary statements and factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the actual developments or results anticipated by the Company and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Company.

Although Viterra believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this Management's Discussion and Analysis. In addition to other assumptions identified in this Management's Discussion and Analysis, assumptions have been made regarding, among other things:

- western Canadian crop production and quality in 2008 and subsequent crop years;
- the volume and quality of grain held on farm by producer customers;
- movement and sales of Board grains by the Canadian Wheat Board;
- demand for and supply of open-market grains;
- the ability to maintain existing customer contracts and relationships;
- agricultural commodity prices;

- general financial conditions for western Canadian agricultural producers;
- demand for seed grain, fertilizer, chemicals and other agri-products;
- market share of grain deliveries and agri-product sales that will be achieved by Viterra;
- extent of customer defaults in connection with credit provided by Viterra, its subsidiaries or a Canadian chartered bank in connection with agri-product purchases;
- ability of the railways to ship grain to port facilities for export without labour or other service disruptions;
- demand for oat and malt barley products and the market share of sales of these products that will be achieved by Viterra's subsidiaries;
- the availability of feed ingredients for livestock and poultry;
- cyclicality of hog prices;
- the impact of competition;
- environmental and reclamation costs;
- the ability to obtain and maintain existing financing on acceptable terms; and
- currency, exchange and interest rates.

The preceding list is not exhaustive of all possible factors. All factors should be considered carefully when making decisions with respect to Viterra and undue reliance should not be placed on Viterra's forward-looking information.

Viterra disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

22. ADDITIONAL INFORMATION

Additional information about Viterra, including its most recent Annual Information Form, can be found on the Company's website at www.viterra.ca and on SEDAR at www.sedar.com.

Form F52-109F1 – Certification of Annual Filings

I, Mayo Schmidt, President and Chief Executive Officer, of Viterra Inc. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Viterra Inc. (the issuer) for the period ending October 31, 2008;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 20, 2009

Mayo Schmidt
President and Chief Executive Officer

Form F52-109F1 – Certification of Annual Filings

I, Rex McLennan, Chief Financial Officer, of Viterra Inc. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Viterra Inc. (the issuer) for the period ending October 31, 2008;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 20, 2009

Rex McLennan
Chief Financial Officer

Viterra Inc.

ANNUAL INFORMATION FORM
January 20, 2009

VITERRA – ANNUAL INFORMATION FORM
TABLE OF CONTENTS

DEFINITIONS

"agri-business"	means businesses engaged in the purchasing, storage, handling, processing and marketing of agricultural products and supplies and the provision of related services.
"agri-food processing"	means a combination of processing farm commodities and marketing the value-added products derived therefrom; for example, rolled oats are processed from raw oats and malt for the brewing industry is made from barley.
"AU"	means United Grain Growers Limited (a wholly owned subsidiary of the Company operating as Agricore United from June 15, 2007 until it was amalgamated with the Company on November 1, 2007).
"Board grains"	means wheat and barley sold by or on behalf of the CWB into the export market or domestically for human consumption.
"CGC"	means the Canadian Grain Commission.
"CWB"	means the Canadian Wheat Board.
"full service marketing centre"	means a primary high-throughput elevator having an operational capacity of at least 10,000 tonnes and a railcar spot of 25 cars or more for loading grain. Each centre markets a full range of agri-products and agronomic information and, in addition to blending services, may offer other grain services such as condominium storage, drying and cleaning.
"open market grains"	means all grains other than Board grains and includes open market grains, non-CWB wheat and barley and special crops.
"Pool"	means Saskatchewan Wheat Pool Inc. and its predecessors, which operated as Viterra from August 30, 2007 until it changed its name to Viterra Inc. on March 13, 2008.
"primary elevator"	means a grain elevator licensed by the CGC to purchase and receive grain directly from producers.
"port terminal"	means a grain elevator located at a coastal or Great Lakes port in Canada licensed by the CGC to receive, clean, dry and process grain and to co-ordinate shipments of grain abroad or for domestic use.
"Viterra" or "Company"	means Viterra Inc. and its predecessors.
"Westco"	means Western Co-operative Fertilizers Limited, which continued under the *Canada Business Corporations Act* on October 28, 2008 as Westco Fertilizers Ltd., which was then amalgamated with the Company on November 1, 2008.

Forward-Looking Information

Certain statements in this Annual Information Form and the information incorporated herein are forward-looking and reflect Viterra's expectations regarding future results of operations, financial condition and achievements. All statements included or incorporated by reference in this Annual Information Form that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results of the Company and other such matters, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of Viterra to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. In addition, when used in this Annual Information Form, the words "believes", "intends", "anticipates", "expects", "estimates", and words of similar import may indicate forward-looking statements. The risks include, but are not limited to, those factors discussed under "Risk Factors", such as adverse weather conditions; political and economic risks; changes in domestic regulation; commodity price and market risks; employee relations and collective bargaining; integration risk; foreign exchange risk; availability of credit and credit costs; dependence on key personnel; environmental, health and safety risks; property and liability risks; food and agricultural products risks; diseases and other livestock industry risks; credit risk; and reliance on computerized business systems. The uncertainties and other factors include, but are not limited to, crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizer and pesticides, changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States ("U.S.") and the European Union ("EU"); current global financial crises and changes in credit markets and competitive developments in connection with Viterra's grain handling, agri-products, agri-food processing, financial products and livestock and feed businesses. Many of these risks, uncertainties and other factors are beyond the control of the Company. All of the forward-looking statements made in this Annual Information Form and the documents incorporated herein by reference are qualified by these cautionary statements and the other cautionary statements and factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the actual developments or results anticipated by the Company and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Company.

Although Viterra believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this Annual Information Form. In addition to other assumptions identified in this Annual Information Form, assumptions have been made regarding, among other things:

- western Canadian crop production and quality in 2008 and subsequent crop years;
- the volume and quality of grain held on-farm by producer customers;
- movement and sales of Board grains by the Canadian Wheat Board;
- demand for and supply of open market grains;
- the ability to maintain existing customer contracts and relationships;
- agricultural commodity prices;
- general financial conditions for western Canadian agricultural producers;
- demand for seed grain, fertilizer, chemicals and other agri-products;
- market share of grain deliveries and agri-products sales that will be achieved by Viterra;
- extent of customer defaults in connection with credit provided by Viterra, its subsidiaries or a Canadian Schedule 1 chartered bank in connection with agri-products purchases;

- ability of the railways to ship grain to port facilities for export without labour or other service disruptions;
- demand for oat and malt barley products and the market share of sales of these products that will be achieved by Viterra's subsidiaries;
- the availability of feed ingredients for livestock and poultry;
- cyclicality of hog prices;
- the impact of competition;
- environmental and reclamation costs;
- the ability to obtain and maintain existing financing on acceptable terms; and
- currency, exchange and interest rates.

The preceding list is not exhaustive of all possible factors. All factors should be considered carefully when making decisions with respect to Viterra, and undue reliance should not be placed on Viterra's forward-looking information.

Viterra disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

INCORPORATION

Incorporation

Saskatchewan Wheat Pool Inc. (the "Pool") was created, as Saskatchewan Wheat Pool, on March 25, 1924 pursuant to "An Act to Incorporate Saskatchewan Co-operative Wheat Producers Limited", a private act of the Saskatchewan legislature. The legislation was subsequently amended and consolidated several times.

The Pool approved a share capital reorganization at a special meeting of delegates held in July 1994. Under the reorganization, 25 par value shares were converted to one Class "A" Voting Share and the balance of such par value shares of the member were converted to Class "B" Non-Voting Shares.

On March 31, 2005, the Pool completed its recapitalization and became a federal corporation governed by the *Canada Business Corporations Act* ("CBCA") such that *The Saskatchewan Wheat Pool Act, 1995* no longer applied to the Pool. The Act was repealed by the Saskatchewan legislature on April 27, 2006.

On June 15, 2007, the Pool completed its acquisition of all of the shares of United Grain Growers Limited, operating as Agricore United ("AU").

On November 1, 2007, the Pool, United Grain Growers Limited and Pacific Elevators Limited amalgamated and carried on business under the name of Viterra.

On March 13, 2008, the Pool formally changed its name to Viterra Inc.

On November 1, 2008, Viterra Inc. amalgamated with 6317979 Canada Inc., Can-Oat Milling Inc., AgPro Grain Management Services Ltd., 4496787 Canada Inc. and Westco Fertilizers Inc. and carried on business under the name "Viterra Inc.".

The registered office of the Company is located at 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9.

Intercorporate Relationships
A listing of Viterra's subsidiaries and other affiliates is attached as Appendix A, and forms part of this Annual Information Form.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview
The Company is a vertically integrated Canadian agri-business engaged in a number of distinct but interrelated businesses. With the acquisition of the majority of the shares of AU on May 29, 2007, the Company became Canada's leading agri-business, with operations and distribution capabilities extending across Western Canada and into the United States and Japan. Subsequent to the acquisition, the Company opened an office in Singapore and plans to open an office in Geneva in 2009.

Viterra's core businesses are diversified between grain handling and marketing, agri-products sales, livestock feed and services, agri-food processing and financial products. Viterra also participates in fertilizer manufacturing and oats and malt processing through its Can-Oat Milling Division ("Can-Oat") and its ownership interest in Prairie Malt Limited, respectively. Viterra is involved in other commodity-related businesses through strategic alliances and supply agreements with domestic and international grain traders and food processing companies. The Company also markets commodities directly to global customers around the world.

Acquisition of Agricore United
Between May 29, 2007 and June 11, 2007, the Company acquired 51,200,353 limited voting Common Shares of AU and 593,615 Series A convertible Preferred Shares of AU pursuant to an offer for all of the outstanding Common Shares and Preferred Shares dated November 24, 2006, as amended and extended. On June 15, 2007, the Pool acquired an additional 8,989,497 Common Shares, being all of the outstanding Common Shares not already held by the Company, and AU redeemed all of the outstanding Preferred Shares not held by the Company, pursuant to a Plan of Arrangement involving AU, AU's security holders and the Company, with AU then becoming a wholly owned subsidiary of the Company. Further details of this acquisition are incorporated herein by reference through Form 51-102F4 "Business Acquisition Report", filed July 18, 2007. On November 1, 2007, AU was formally amalgamated within Viterra.

Name Change
Saskatchewan Wheat Pool Inc. commenced carrying on business as "Viterra" on August 30, 2007 and formally changed its name to Viterra Inc. on March 13, 2008.

Other Corporate Developments
Other major events and conditions, including significant acquisitions and dispositions, that have influenced the Company's development over the past three years or are expected to have a significant influence on future operations include the following:

Fiscal 2006

- On December 13, 2005, Can-Oat announced a capital expansion to their Portage la Prairie, Manitoba plant of approximately $12 million. The expansion added 50,000 metric tonnes of capacity, bringing its total milling capacity to over 380,000 metric tonnes per year.

- On February 22, 2006, the Company divested of its 50% interest in a grain and agri-products facility at Lloydminster, Saskatchewan and recorded a gain of $2.4 million.

- On April 5, 2006, the Company sold Common Shares at a price of $7.50 to a syndicate of underwriters led by TD Securities Inc. to raise net proceeds of approximately $48 million. The underwriters also exercised an over-allotment option and purchased, on May 9, 2006, an additional 670,000 Common Shares at the issue price, with the Pool receiving net proceeds of approximately $4.8 million.

- On April 6, 2006, the Company completed an offering of $100 million of 8% Senior Unsecured Notes due April 8, 2013. The net proceeds, along with available working capital and the proceeds from the Common Share offering that closed on April 6, 2006, were used to redeem the 12% Senior Subordinated Notes due November 29, 2008 at a redemption price of $153 million.

- On May 19, 2006, Mitsui & Co., Ltd. ("Mitsui") purchased $8 million of Common Shares of the Company at a price of $7.6436 per Common Share on a private placement basis. Proceeds of Mitsui's investment were used for general corporate purposes.

Fiscal 2007

- On November 7, 2006, the Company announced its intention to make a formal offer for AU's outstanding Limited Voting Common Shares, Series A Convertible Preferred Shares and its Unsecured Subordinated Convertible Debentures.

- On February 21, 2007, the Company signed a two-year supply agreement with Terra Grain Fuels Inc., North America's largest wheat-based ethanol facility currently under construction at Belle Plaine, Saskatchewan. Terra Grain Fuels Inc. will require approximately 400,000 tonnes of feed quality wheat per year, which it may procure from Viterra or directly from local producers.

- On March 20, 2007, Can-Oat announced the completion of the expansion to its facility located in Portage la Prairie, Manitoba. With the completed expansion, the facility processes an additional 50,000 metric tonnes of oats, bringing total milling capacity to over 380,000 metric tonnes per year.

- On March 28, 2007, the Company announced an agreement for the sale of certain assets to Cargill Limited ("Cargill"), subject to the Company's successful completion of the acquisition of AU. The agreement was made to satisfy obligations under the Company's consent agreement with Canada's Competition Bureau.

- On May 9, 2007, the Company announced that it had reached agreement with James Richardson International ("JRI") to sell certain AU grain facilities and agri-products retail operations and that, as a result of such agreement, JRI was withdrawing from auction to buy AU. The Company also announced on this date that the AU Board of Directors was now supporting the Company's bid to acquire AU.

- On May 28, 2007, the Company secured a non-revolving Bridge Credit Facility ("Bridge Facility") of $750 million to fund $330 million for the acquisition of the AU shares and to repay $362 million of AU's long-term debt.

- On June 21, 2007, the Company announced that a new management team had been appointed to lead the Company's integrated operations, following the acquisition of AU on June 15, 2007.

- On June 30, 2007, the Company announced the closing of the Cargill transaction first announced on March 28, 2007. Cargill took ownership of nine country grain handling and marketing facilities that were formally owned by AU and 100% ownership of the Company's Vancouver port terminal. This sale also resulted in the termination of the joint venture agreement between Viterra and JRI with respect to the joint administration and operation of the adjacent terminals on the North Shore of Vancouver's Burrard Inlet. In consideration, the Company received Cargill's 50% ownership of Vancouver's Cascadia terminal, owned jointly with AU, and payment of $70 million, plus amounts related to inventory held in the country grain handling facilities and other closing adjustments.

- On July 20, 2007, the Company announced that it had closed the JRI transaction first announced on May 9, 2007 and JRI took ownership of fifteen AU grain facilities and nine agri-products retail operations. In consideration of these assets, JRI paid the Pool $255 million in cash, plus amounts related to inventory and other closing adjustments.

- On July 30, 2007, the Company announced that it intended to change its financial year end from July 31 to October 31 to better align its reporting period with its business cycle. As a result, the Company's fiscal 2007 reporting period was 15 months.

- On August 1, 2007, the Company completed an offering for $200 million of 8.5% Senior Unsecured Notes ("Series 2007-1 Notes") maturing August 1, 2017. The net proceeds were used to repay a portion of the borrowings outstanding under the Bridge Facility.

- On August 10, 2007, the Company entered into a $600 million secured Revolving Credit Facility. The facility expires on August 10, 2010 and may be extended at the option of the Company for an additional two years. Proceeds drawn on the facility will bear interest at a rate based on Bankers' Acceptances plus 0.9% to 1.5%, depending on the Company's fixed charge ratio.

- On November 10, 2007, the Company exercised its option to increase the Revolving Credit Facility to $800 million.

Fiscal 2008

- On March 4, 2008, Viterra announced that Unifeed Hi-Pro Inc., a wholly owned subsidiary doing business as Hi-Pro Feeds, had closed on its purchase of Sunrise Feed, LLC of Cheyenne and Elk City, Oklahoma. The acquisition included a feed mill with 100,000 tons per year capacity and a retail outlet in both Cheyenne and Elk City and with this acquisition, Viterra now markets approximately 1.7 million tonnes of feed and ingredients to livestock, poultry, and dairy customers through Unifeed in Canada and Hi-Pro Feeds in the U.S.

- On March 13, 2008, Viterra changed its name to Viterra Inc. The Company had been operating under the business banner "Viterra" since it launched its new brand on August 30, 2007.

- On April 28, 2008, the Company announced that Unifeed Hi-Pro Inc., a wholly owned subsidiary of Viterra doing business as Hi-Pro Feeds, signed a definitive purchase and sale agreement for certain assets of Gore Bros., Inc. and Gore's Trucking, Inc. of Clovis, New Mexico and Comanche, Texas, at a total cost of approximately US$24.2 million. After synergies, the Livestock Feed and Services segment EBITDA contribution was expected to increase by approximately 20%.

- On May 9, 2008, the Company issued 28.6 million Common Shares, on a bought deal basis at a price of $14 per common share, to a syndicate of underwriters as part of a $400.4 million offering. As well, on May 9, 2008, in relation to the $400.4 million offering, the underwriters exercised in full an over-allotment option to purchase an additional 4.3 million Common Shares at a price of $14 per common share for additional gross proceeds of $60.1 million. The underwriters' over-allotment option closed on May 14,

2008. The Company raised gross proceeds from the common share offering and subsequent over-allotment of $460.5 million. Underwriters' fees and other costs associated with the offering and the over-allotment were approximately $19 million.

- On May 15, 2008, Viterra announced it successfully completed a $400 million, five-year term credit facility. The loan facility was underwritten by TD Securities, acting as sole book runner and co-lead arranger, and GE Corporate Lending Canada and GE Capital Markets acting as co-lead arrangers. The transaction was oversubscribed and included eleven banks in the syndicate. Upon closing, Viterra received $300 million in proceeds from the facility, and approximately $232 million of this amount was used to fully repay the remaining outstanding amounts on its Bridge Facility. The balance of the proceeds will be used for general corporate purposes, including the funding of potential future acquisitions. The remaining $100 million of the Bridge Facility was drawn on December 17, 2008.

- On July 4, 2008, the Company was informed by the Grain Services Union ("GSU") that members of the Regina Office and Saskatchewan Operations and Maintenance bargaining units would begin strike action on July 7, 2008.

- On July 24, 2008, Viterra announced that Dominion Bond Rating Service ("DBRS") had upgraded the rating of Viterra's Senior Unsecured Notes and Bank Credit Facility to BBB (low) from BB (high), with a stable trend. According to DBRS, Viterra exceeded its expectations and the improved rating is a result of the Company's success in achieving its merger targets to date and displaying enhanced earnings stability following its acquisition of AU last year. It also recognized the execution of Viterra's equity deal in May 2008, which raised net proceeds of $440 million, as a positive indication of the Company's intent to pursue its plans for strategic expansion.

- On July 31, 2008, Viterra announced that Standard & Poor's Corp. ("S&P") rating services raised the Company's long-term corporate credit rating to BB+ from BB, with a positive outlook. In its report S&P cited Viterra's leading position in Canadian agri-business and improved profitability from its integration of AU as driving factors in its decision. S&P also increased the ratings on Viterra's Senior Secured Bank Loan to "BBB" and its Senior Unsecured Notes to BB+.

- On September 9, 2008, the Company announced that it had opened a new office in Singapore that will serve as the Company's Asian headquarters, manage trading activity in the region and pursue new value-added opportunities and relationships to extend Viterra's pipeline in Asia.

- On September 15, 2008, Viterra announced that it has secured new corporate credit ratings from Moody's Investors Services, a New York-based credit rating agency. Both Viterra's corporate credit rating and the rating on the Company's $300 million of public notes were assigned a Ba1 rating, one notch below investment grade. The outlook on the Company is stable.

- On September 16, 2008, the Company announced plans to build a new high throughout grain terminal near Sexsmith, Alberta, approximately 18 kilometres north of Grande Prairie, to meet growing market demand in the Peace River area. The concrete and steel facility will be developed at an estimated capital cost of $24 million, featuring 30,000 tonnes of grain storage and 104-railcar loading capability.

- On September 16, 2008, Viterra announced that the majority of the employees belonging to the Regina Office bargaining unit voted to accept the Company's offer, ending an eleven-week work stoppage. On September 25, 2008, the Company announced that employees belonging to the Saskatchewan Operations and Maintenance bargaining units had voted 87% in favour of accepting the Company's offer. The labour disruption had no material impact on business.

Fiscal 2009

- On November 1, 2008, Viterra amalgamated the assets and operations of Western Cooperative Fertilizers Limited ("Westco") into the agri-products division, eliminating redundancy and aligning the fertilizer wholesaling and distribution functions with its sales and retail operations. Viterra now directly holds a 34% investment in Canadian Fertilizers Limited ("CFL"), a nitrogen fertilizer manufacturing plant in Medicine Hat, Alberta. The Company is entitled to receive 34% of the production capacity of more than 1.5 million tonnes with production split equally between granular urea and anhydrous ammonia.

- On November 7, 2008, the Company announced it had signed a ten-year agreement to supply carbon offset credits to ENMAX Energy Corporation. Through the agreement, Viterra purchases and aggregates carbon offsets from Alberta farmers, based on the Alberta government's protocols for tillage system management.

INDUSTRY TRENDS AND DEVELOPMENTS

Growth of Biofuels

Escalating demand for energy is creating new demands for alternative energy sources. Biofuels are a renewable energy source produced from organic materials such as agricultural crops and organic residual matter.

On December 20, 2006, the federal Minister of the Environment announced the Canadian government would mandate an annual average renewable content of 5% in gasoline by 2010. In addition, the Government intends to mandate a 2% requirement for renewable content in diesel fuel and heating oil by 2012. The Minister of Agriculture and Agri-Food also announced $345 million in funding to encourage farmer participation in biofuel capital projects. The Agricultural Bioproducts Innovation Program and the Capital Formation Assistance Program for Renewable Fuels Production are designed to create new market opportunities for Canada's agricultural producers.

Viterra is a supplier of feed grains to Husky Oil's Canadian ethanol processing operations.

Food Safety and Security

Increased concern over the safety of food is focusing attention on the way food is grown, handled and processed. End-use buyers are demanding greater assurances that the products they purchase are safe.

U.S. Bioterrorism Act

In 2002, the *U.S. Public Health and Bioterrorism Preparedness and Response Act* became law. The Act was designed to improve the ability of the U.S. to prevent, prepare for and respond to bioterrorism and other public health emergencies. The Food and Drug Administration ("FDA") is responsible for developing and implementing regulations on major provisions of the Act. In 2003, the FDA published two regulations in the U.S. Federal Register, which came into effect December 12, 2003:
Registration of Food Facilities – (Section 305 of the Act)
Prior Notice of Imported Food – (Section 307 of the Act).

As a major exporter of grains and oilseeds to the U.S., Viterra has complied with the U.S. regulations and is registered as a shipper/exporter.

Canadian National Marine Security Program

Announced in May 2004 by the Government of Canada, this program will mandate Canada's ports and marine facilities to modernize and strengthen their security systems and programs. Viterra has installed fencing, card lock systems and video cameras to secure its port facilities in Vancouver, British Columbia and Thunder Bay, Ontario to meet the program requirements.

Bio-Safety

The Cartagena Protocol on Bio-Safety came into effect in 2003 and is designed to contribute "to the safe transfer, handling and use of living modified organisms ("LMOs") resulting from modern biotechnology that may have adverse effects on the conservation and sustainable use of biological diversity, taking into account risks to human health and specifically focusing on trans-boundary movements". The Bio-Safety Protocol is a mandatory, global labelling system that will affect the vast majority of world commodity trade. While it is in effect, Canada has not ratified the Protocol as there are a number of key issues that remain to be resolved.

Viterra is working with the Canada Grains Council ("CGC") to address these key issues, specifically:

- documentation and the requirement to identify the presence of an LMO;
- the form of sampling and testing required at the point of export and the associated cost; and
- the attribution of liability be addressed in the event of an inadvertent movement of genetically modified commodities.

ISO Quality and Food Safety Management Systems

In November 2007, implementation of the combined AU and Pool quality management and food safety management systems began. Previously there were multiple registrations for the different types of grain operations. Viterra's quality and food safety management systems were recommended for continued registration in May 2008 to the ISO 9001:2000 quality management system and conformity to the ISO 22000:2005 food safety standard by NSF International Strategic Registrations, Ltd. This registration covers Viterra's grain handling facilities in Manitoba, Saskatchewan and Alberta as well as the port terminals in Thunder Bay, Ontario and Vancouver, British Columbia. Continued registration has also been obtained by the Quality Control Lab in Regina to the ISO 9001:2000 standard. In addition, Viterra's food safety management system has attained registration to the GMP+B2 standard (Good Manufacturing Practices) at some of our grain handling facilities that ship commodities such as flax to the European Union. GMP+B2 is a standard based in the Netherlands by the Dutch Feed Board for regulation of foreign suppliers of animal feed materials.

Viterra has also achieved continued registration to the CGC's Canadian Identity Preserved Recognition System ("CIPRS") at the Company's special crop facilities that handle mustard and at the organic facility in Rowatt.

The ISO 9001:2000 standard is an internationally recognized quality management system that focuses on the development of processes and procedures designed to provide the end-use customer with assurance of consistent product quality. The ISO 22000, a HACCP (Hazard Analysis Critical Control Points) based food safety management system, is designed to protect the food supply from biological, chemical and physical hazards. With many of the global events that have taken place recently (i.e. Listeriosis, Bio-terrorism, genetically modified organism concerns and bovine spongiform encephalopathy) along with the fact that ISO and HACCP are quickly becoming an industry standard, the implementation of quality systems and food safety programs has become increasingly important.

These registrations have significant benefits and are one of the many tools used to ensure destination customers are receiving consistent product quality and safe food product.

Changes to Legislation

Canadian Wheat Board Act

The Government of Canada, as part of its election promise to introduce marketing choice for producers, conducted a farmer plebiscite in the spring of 2007 on the marketing of barley. The results indicated that barley producers wanted the ability to make their own marketing decisions and have the option of selling barley either through the CWB or the open market. Following the plebiscite, the government introduced regulatory changes that would have removed the CWB's monopoly on western Canadian barley sales, effective August 1, 2007. This regulatory change was legally challenged by the CWB on the grounds that any such changes had to be effected through legislation and not regulation. A Federal Court ruling issued July 31, 2007 concurred and the regulatory amendments were overturned. In light of its current minority position, the current federal government is unlikely to pass legislation to change the mandate of the CWB, as all three opposition parties support the monopoly. Changes from within the CWB are also unlikely given the results of director elections in December 2008, which did not change the balance of power on the CWB Board of Directors. At least eight of the fifteen directors favour retention of the monopoly. While the Company believes it is well positioned to achieve the same or superior operating effectiveness in a new regulatory environment, there is still uncertainty associated with these possible changes.

Canada Grain Act

The Government of Canada also introduced amendments to the *Canada Grain Act* (the "Grain Act") and the Canadian Grain Commission on December 13, 2007. These amendments were based on extensive consultations with the grain industry and the key changes include:

- The removal of Mandatory Inward Weighing and Inspection at Port Terminals. If required by shippers, this service would be conducted by third parties.
- An elimination of Terminal Weighovers and Audits. These could be undertaken by third parties as required.
- Elimination of CGC onsite inspection at primary elevators. Instead, samples would be submitted to CGC regional offices or onsite services would be provided by third parties.
- Any Security / Bonding requirements for grain dealers / grain companies would be eliminated. As such, letters of credit and other bonding requirements previously imposed on the grain industry would no longer be necessary.
- In anticipation of changes to the elimination of grain grading on a basis of Kernal Visual Distinguishability, a number of changes have been introduced to support this move. One is to grant the power to the CGC to make producer delivery declarations mandatory and the second is to significantly increase producer penalties for misrepresentations of grain deliveries.

As with other proposed legislation, this Bill did not pass given the call of the federal election in October 2008. However, it is expected it will be reintroduced in the new year and come into effect August 1, 2009.

Canada Transportation Act

The *Transportation Act* establishes the legal framework for the transportation of grains in Western Canada. Under the *Transportation Act*, the railways are subject to a limit or "cap" on the total revenues they can generate on the transport of wheat, barley, oats, flax, rye and canola to port terminals. The cap is adjusted annually depending on the volume of grain transported, the average length of the haul and inflation. The railways are free to establish freight rates within this overall revenue cap.

The Government of Canada introduced amendments to the *Canada Transportation Act* (the "Transportation Act") – known as Bill C-8 and it came into effect in February, 2008. The key provisions of Bill C-8 are:

- Complaints can now be filed with the Canadian Transport Agency ("CTA") on railway ancillary and penalty charges;
- Groups of shippers will be able to request Final Offer Arbitration where the group has a common complaint.

These provisions should give shippers greater ability to challenge railways on matters of rates and services. With the passage of Bill C-8, the Government of Canada has initiated a comprehensive review of railway service, as requested by grain shippers.

BUSINESS OF THE COMPANY

Western Canadian Grain Handling and Marketing Industry

Canada is a significant producer and exporter of grains, with about 14% of the world wheat trade for the 2007-08 year. Canada is the world's second largest exporter of grains and oilseeds, with the bulk of productive capacity in Western Canada. Over the ten crop years ended July 31, 2008, 94% of Canada's average production (49.7 million metric tonnes) of the "six major" grains (wheat, barley, canola, oats, flax and peas) came from this region. Western Canada's annual production of the major grains decreased to 46 million metric tonnes in the 2007-08 crop year compared to 47.1 million tonnes in 2006-07.



Western Canadian Production of Six Major Grains (in '000,000 of metric tonnes)
For the periods ended July 31
60.0
55.0
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
-
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
E2009

Source: Statistics Canada, Field Crop Reporting Series, Vol. 87, No. 8

Typically, about 64% of this total (30 to 32 million tonnes), in addition to a variety of other specialty crops, is delivered into the Prairie primary elevator system to grain handling companies such as Viterra. About 76%, or 24 million tonnes, of grain handled through the primary elevator network is exported by rail or ocean-going vessels through the ports of Vancouver and Prince Rupert, British Columbia, Thunder Bay, Ontario, Churchill, Manitoba and the St. Lawrence Seaway. Grain that is not handled through the primary elevator network is sold by producers domestically to millers, maltsters, crushers or feed manufacturers, is used on farm or placed into farm storage.



Canadian Production of Six Major Grains vs Exports 1999 - E2009 (in '000,000 of metric tonnes)
For the periods ended July 31
65
60
55
50
45
40
35
30
25
20
15
10
5
0
Exports
Production
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
E2009

Source: Statistics Canada, Field Crop Reporting Series, Vol. 87, No. 8 and Canadian Grain Commission, "Exports of Canadian Grain" July 2008

Handling begins with the transportation of grain from the farm to the country (or primary) elevator. Either the farmer or the grain handling company arranges transportation of grain by truck to the country elevator where grain is purchased. The grain is weighed, graded and dockage is assessed. (Dockage is an estimate of foreign material, such as weeds, seeds, broken kernels and foreign materials, including other grains.) The farmer is then issued a cheque for saleable grain delivered, based upon contracted price for the grade, reduced by charges levied for freight, elevation, inspection and other fees and services. Grain may be stored in the country elevator before it is shipped to a domestic customer, such as a flour mill, feed mill, maltster, or to a port terminal. At unload at the port terminal, all grain is again weighed and inspected and an official weight and grade is assessed by the CGC. It is also cleaned to export standard, if necessary, and is stored until it is transported to end-use customers. Grain can also be cleaned to export standard at the country elevator. If the grain is shipped for export from a country elevator, it is similarly weighed and inspected by CGC staff as it is loaded onto railcars. The certificate for western Canadian grain issued for each shipment of grain is internationally recognized and accepted as the CGC's guarantee of grain quality and quantity.

Regulation

Canadian agriculture, in general, and the western Canadian grain industry in particular, is highly regulated. While provincial regulation plays a role, most of the regulation affecting the grain industry is federal. The principal Canadian federal statutes are the *Canadian Wheat Board Act*, the Grain Act and the Transportation Act. Farming and agri-business are also affected by Canadian federal and provincial environmental laws, which impact the distribution and retailing of fertilizer and crop protection products.

The Canadian Wheat Board ("CWB")

The principal mandate of the CWB is to market in an orderly manner, in domestic and export trade, wheat and barley grown in Western Canada. The precise role of the CWB varies by commodity and by the market into which the commodity is sold. The CWB has a monopoly over the domestic sale of western Canadian wheat used for human consumption and barley used for malting purposes. The grains regulated by the CWB are known as "Board Grains". Grains not regulated by the CWB (principally oats, flax, rye, canola, domestically consumed feed barley and feed wheat, and peas and other special crops) are known as "open market grains". Linola®, canola and flax are also known as "oilseeds" because they are principally used in the production (also known as "crushing") of edible and non-edible oils.

The CWB arranges the sale of Board Grains to domestic and international customers, either directly or through an accredited exporter such as Viterra. Once sales have been confirmed, it is the CWB's responsibility to ensure that the proper quantity and quality of Board Grains is available for the purchaser at an agreed upon location, principally either at port terminals in Thunder Bay, Ontario or Churchill, Manitoba; one of several transfer elevators along the St. Lawrence Seaway; or port terminals in Vancouver or Prince Rupert, British Columbia; or at another location specified by domestic, U.S. or Mexican end-use customers.

The CWB undertakes many activities aimed at managing the flow of Board Grains from farmer to purchaser, including "delivery" management (through the administration of contract calls for Board Grains), the determination of the quantity and quality of Board Grains available for sale at the port terminals or other locations at which it could be sold, and the co-ordination of the movement of Board Grains by rail to port terminals and domestic or foreign end-use customers (including the allocation of railcars to grain handling companies so they may ship Board Grains).

Grain handling companies, including Viterra, act as agents of the CWB, with Board Grains representing about 50% of Viterra's total grain volume handled. An area of importance to both farmers and the grain handling companies is the manner in which prices are set and payment is made for Board Grains. Each year, on or before August 1, the CWB, by way of a Government of Canada Order-in-Council, announces the initial price ("Initial Price") for Board Grains. The Initial Price is a form of partial payment to farmers, paid per metric tonne of grain delivered. Pursuant to a handling agreement ("Handling Agreement") with the CWB, grain handling companies determine the price paid to farmers for Board Grains by taking the Initial Price and deducting freight, elevation, inspection and other fees and services. Grain handling companies also collect storage revenue from the CWB for the period of time the Board Grains are stored in their facilities.

Payment of the Initial Price is financed by grain handling companies and paid to farmers on behalf of the CWB. The grain handling companies, in turn, are reimbursed for their financing costs by the CWB once the grain is unloaded at the port terminal or at a CWB domestic, U.S. or Mexican end-user facility. The CWB sells Board Grains throughout the crop year and when a final accounting is done, remits a "final payment" to farmers. The final payment represents the net price achieved from all sales made for a given Board Grain of a particular grade throughout the year, on an average or "pooled" basis, less the Initial Price and the CWB's own operating costs. In the event that the price received by the CWB is lower than the Initial Price paid, the Government of Canada is required to bridge the shortfall.

To fulfil the CWB's current 20% target for tendered car allocation for its requirements under its wheat and barley export program, the CWB calls for tenders from grain handling companies once a week for Board Grains, and it may accept bids on any portion of the grain that it puts out to tender. Grain handlers may respond to the tender by indicating how many tonnes of the current requirement it will supply and what tariff or fees for services in supplying the tonnes would be applicable. The lowest grain handling tariff bid is expected to be accepted, subject to the size of the amount tendered (e.g., the CWB may prefer to allocate certain minimum quantities to be delivered to a ship from a single port terminal) and past performance of the company tendering. The successful bidders will receive railcar allocations sufficient to transport the Board Grains from their country grain elevators to the port terminal.

Under its railcar general allocation policy, the CWB allocates railcars to grain handling companies on a zone basis for the delivery of non-tendered Board Grains. The allocation is based on a weighting of (i) the weighted average of the grain handling company's Board Grain receipts during the prior 18 weeks and (ii) the undelivered portion of producer contracts with the CWB for delivery to a particular grain handling company, providing the undelivered portion does not exceed the eighteen-week average of receipts. There are 13 geographic areas that make up the different zones and it is up to the companies to allocate awarded railcars among country grain elevators within each zone. The allocation process consists of General Car Awards and Advanced Car Awards, the difference being the notice period that the grain handling company receives before the cars are spotted for loading at the country grain elevators. Advanced Car Awards are made prior to General Car Awards and make up 20% of the total 80% railcar allotment. General Car Awards make up the remaining 60% of the total 80% railcar allotment. The CWB permits domestic end-use customers to designate the grain handling company that will handle the Board Grains they purchase. In the event that particular grain handling companies have not been provided sufficient railcars to deliver the Board Grains that have been accepted, the CWB has retained the right to allocate railcars by train run or station.

On September 5, 2007, the CWB filed a level of service complaint against Canadian National Railway ("CN") claiming that CN failed to fulfil its level of service obligations and that CN failed and is continuing to fail to provide adequate rail service through the supply of general distribution cars to the CWB. The CWB also claims that the advance product programs currently offered by CN discriminate against the CWB in the distribution of railcars. In Viterra's view, the problematic areas are not the CN products or general car distribution of CN but, rather, CN's ability to deliver cars to Vancouver, British Columbia. On October 26, 2007 Viterra filed an intervention with the Canadian Transportation Agency ("CTA") on this case, outlining its objections to the remedies being sought by the CWB.

On September 25, 2008, the CTA ruled on complaints received from six shippers that CN was not meeting its obligations under the Transportation Act to provide an adequate and reasonable (suitable) level of service for the movement of western grain for crop year 2007-08.

The CTA found that CN had not breached its level of service obligations to the CWB and Providence Grain Group Inc. In regards to the CWB, the CTA found that CN delivered more than 80% of the requested railcars to the CWB and more than 95% of those cars were delivered either on time or in the subsequent two weeks. However, the CTA found that CN has failed to provide an adequate and reasonable level of service to North East Terminal Ltd., Paterson Grain, Parrish and Heimbecker Limited and North West Terminal Ltd.

To remedy the situation for North East Terminal Ltd., Paterson Grain, Parrish and Heimbecker Limited and North West Terminal Ltd. for crop years 2008-09 and beyond, CN must:

- confirm a minimum of 80% of the grain shippers' requested railcars;
- deliver 90% of these confirmed cars on time or in the subsequent two weeks; and
- meet these performance standards on a twelve-week rolling average throughout each crop year.

CN is still obligated to deliver all remaining confirmed railcars.

The CTA order is applicable only to the four above named shippers. However, all other shippers will be evaluating the railway performance they receive against the standards noted above and it is reasonable to expect that both railways will be working to meet this minimum level of service for all shippers. From a shipper perspective it is a positive first step to have performance standards outlined.

Canadian Grain Commission ("CGC")

The CGC is an agency of the Government of Canada, established under the Grain Act. The principal objectives of the CGC and the Grain Act are the regulation of grain handling in Canada and the establishment and maintenance of quality standards for Board Grains and open market grains. The Grain Act and the regulations set out parameters for the licensing of grain dealers and licensing the operation of grain handling facilities ("primary elevators"), including such matters as the weighing, grading and treatment of grain, monitoring the condition of inspection equipment and facilities, the certification of grain for export purposes, the regulation of allowable charges (including maximum permitted levels) and financial integrity standards. Operators of grain handling facilities must obtain a license from the CGC.

Canada Transportation Act (the "Transportation Act")
The Transportation Act establishes the legal framework for the transportation of grains in Western Canada. Under the Transportation Act, the railways are subject to a limit or "cap" on the total revenues they can generate on the transport of wheat, barley, oats, flax, rye and canola to port terminals. The cap is adjusted annually depending on the volume of grain transported, the average length of haul and inflation. The railways are free to establish freight rates within this overall revenue cap.

In December 2008, the railways increased the multiple car block freight discounts, favour those companies that can load in 50- and 100- car blocks depending on the commodity being shipped and the railway's ability to supply 50- or 100- car blocks. Viterra expects to maximize rail incentives it can earn from the railways by shipping about 84% of its total export shipments in 50- or 100- railcar loads. The remaining shipments would not otherwise be eligible for rail incentives as these shipments relate primarily to inter-provincial and/or U.S. movements of grains where customer facilities are not equipped to handle multi-car blocks and to movements of specialty crop commodities which may not be shipped in 50- or 100- car loads.

Open Market Grains
Open market grains are subject to the Grain Act and certain open market grains are subject to the Transportation Act, but are not subject to the *Canadian Wheat Board Act*. As a result, the price paid by grain handling companies to farmers for open market grains is determined directly by market forces. Grain handling companies make arrangements for the rail transportation of open market grains to port terminals or directly to end-use customers.

Agri-products Industry
The total market size in Western Canada is represented by the total seeded acreage, which has remained at about 60 million acres over the last decade. Although seeded acreage has remained relatively stable, input usage has climbed and, since 1999, the overall market (excluding equipment sales) has grown from about $2.7 billion in sales to about $4.2 billion in 2007.

Agri-food Processing
Canada is the third largest oat producer and the largest oat exporter in the world, representing 65% of the world's oat export trade. In 2008, total world production increased to 24.8 million tonnes, including oats for feed and human consumption. Canada's oat production has remained relatively consistent over the past 15 years and represents about 15% of the world's total. Close to 90% of Canada's oats are produced in Western Canada, with the majority, about 69%, grown in Saskatchewan and Manitoba.

Western Canadian production of barley has averaged 10 million tonnes the past ten years and, of this, approximately 2 to 2.5 million tonnes are accepted as malting barley, which is primarily used by the brewery industry. Of the 2 to 2.5 million tonnes, Canadian maltsters generally utilize half, with the balance exported throughout the world.

Livestock Feed and Services Industry
Western Canada's livestock industry is the area of agriculture that has delivered the most consistent growth in farm receipts in the decade leading up to the drought in 2002. The discovery of disease in livestock and poultry and the impact of a strengthening Canadian dollar since 2003 have suppressed this growth.

Western Canadian farm cash receipts from livestock increased from $6.3 billion in 1996 to $8.9 billion in 2006, the most recent year for which statistics are available, representing over 44% of total farm receipts. This total was divided between beef ($4.9 billion), hogs ($1.7 billion), dairy ($1.1 billion), poultry ($801 million) and other livestock ($391 million). On a year-over-year basis, 2005 to 2006, plunging hog receipts drove down revenue from the livestock sector, with the main driver being lower prices. Increased cattle and calf receipts moderated the drop in livestock revenues, with cattle exports regaining strength following the reopening of the American border on July 18, 2005, to live cattle under thirty months of age.

Dairy and poultry markets are primarily domestic in nature, as these sectors are governed by supply management boards mandated by Canadian federal and provincial governments and, as such, they have difficulty exporting products while remaining compliant with World Trade Organization ("WTO") agreements.

Western Canada is an ideal area for production of high-quality grain-fed pork and beef. This competitive advantage is driven by an ideal climate for rearing hogs and cattle, normally abundant and competitively priced feed grains and the availability of expertise and capital for these business ventures. Domestic demand for poultry and dairy has benefited from population growth and increased per capita consumption. Although less significant, Western Canada has also seen increased farm-raised game, bison, horse and exotic animal production.

The major cost component in all livestock sectors, after the base cost of the animal, is feed. Western Canada is typically a surplus production area for feed grains and oilseeds used in feeding livestock. In addition, as secondary processing of primary agricultural commodities like canola, wheat and potatoes has grown, so has the availability of byproducts from these industries for livestock production.

Canadian Feed Industry

The Canadian feed industry accounts for approximately 4% of the global feed market, or 23 million tonnes. In the 1990s, western Canadian livestock production experienced significant growth, fuelled by a willingness to invest in the sector and by a comparative cost advantage to the United States. Since 2000, the effects of factors like U.S. grain production price supports, U.S. trade actions against Canadian hogs and cattle, tightening farm credit, and the strengthening of the Canadian dollar, have dampened this growth. The result has been that the commercial feed industry is consolidating and marginal feed milling operations and companies are closing.

Feed suppliers fall into one of two major categories: manufacturers of complete feeds and supplements and manufacturers of pre-mixes. Manufacturers of complete feeds and supplements provide complete feed formulations, usually also accompanied by additional manufacturing processes. These feeds and supplements typically contain all or a significant portion of the total nutritional requirements of the livestock being fed. Manufacturers of pre-mixes supply a base mix of vitamins and minerals to livestock producers, who do their own complete feed manufacturing.

The manufacture of complete feeds and supplements has not grown since 2000. Nevertheless, there have been opportunities for market share growth for companies who have invested in modern, cost competitive feed manufacturing facilities. An earlier trend to on-farm feed production has been limited by the advent of larger, more cost-effective feed mills, which can compete with on-farm milling. Also, recent growing consumer concern over food safety has resulted in regulatory changes with which on-farm feed manufacturing operations may have difficulty complying.

United States Feed Industry

The U.S. is the dominant producer of animal feeds, accounting for 145 million tonnes annually, or 24% of global production. Its production has grown approximately 2% annually over the past decade. Major ingredients are cereals, oilseeds and meals, as well as pre-mixes containing minerals, vitamins and trace elements along with growth promoters and growth enhancers.

DESCRIPTION OF THE BUSINESS

Agri-Products

Viterra's agri-products segment operates a network of 252 retail locations throughout Western Canada and which are geographically distributed relative to the growing regions in the Prairies. Each facility is involved in the specialized sales of bulk fertilizer, bagged seed, crop protection products and agricultural equipment, such as storage bins. Many locations also store and sell anhydrous ammonia, a cost-effective form of nitrogen fertilizer. Product distribution is supported by a series of two central warehouses located in Saskatchewan and Alberta registered to ISO 9001:2000 standards. The Company's agri-products division also provides extensive agronomic information, enabling customers to make informed crop input decisions, offers customized application of products and arranges for financing for customers purchasing crop inputs from the Company (see "Financial Products – Viterra Financial").

Fertilizer

Viterra is a major distributor of fertilizer in Western Canada. The Company also has an investment in fertilizer manufacturing and access to a stable source of fertilizer supply, through its minority interest in Canadian Fertilizers Ltd. ("CFL"). CFL manufactures fertilizer at a world-scale urea and ammonia plant in Medicine Hat, Alberta and supplies about 30% of the needs of Viterra's customers. Viterra is entitled to receive 500,000 metric tonnes of CFL's merchant-produced product split equally between granular urea and anhydrous ammonia.

The Company distributes fertilizer throughout Western Canada through its network of country grain elevators and agri-products centres. Fertilizer is a commodity that is sold on an unbranded basis. Typically, fertilizer is purchased in standard or "straight" grades and blended to meet the various specific nutrient requirements of the customer. These requirements vary depending on a number of factors, including past fertilization practices, natural soil fertility and crop rotations. Requirements are determined through soil sampling and analysis. Competitive prices and the ability to secure a stable source of supply are key competitive factors. The western Canadian retail market for fertilizer amounts to approximately $2.5 billion annually (Viterra estimate). This compares to Viterra's fertilizer sales of $1 billion for the twelve-month period ended October 31, 2008.

Crop Protection Products

Viterra is a significant distributor of crop protection products in Western Canada. The Company offers a large number of crop protection products, including herbicides, insecticides, fungicides and seed treatments through its network of agri-products retail stores across Western Canada. While most crop protection products are sold directly to farmers through the Company's retail network, the Company in some cases also provides custom application services using equipment owned or leased by the Company. Viterra complies with the environmental protection standards of the Agricultural Warehousing Standards Association (the "AWSA") through its network of the AWSA compliant warehouses at its agri-products retail stores.

While older products continue to be replaced with improved ones and branded products are increasingly giving way to generic products, the overall size of the $1.5 billion market (Viterra estimate) for crop protection products in Western Canada has not grown significantly in recent years. This compares to Viterra's crop protection products sales of $417 million for the twelve-month period ended October 31, 2008. The major grain handling companies and independent retailers compete in this segment.

Seed Products

The western Canadian seed market represents approximately $628 million in sales annually (Viterra estimate). This compares to Viterra's seed sales of $174.5 million for the twelve-month period ended October 31, 2008. The seed industry consists of seed development, production, processing, treatment, distribution and retailing.

Viterra is one of the largest distributors of seeds in Western Canada, with numerous proprietary and publicly available seed varieties. The Company is involved in varietal seed development, including research and development through a seed testing laboratory at Innovation Place in Saskatoon at the University of Saskatchewan, and through several strategic alliances or other arrangements with leading breeding companies. The Company's business strategy focuses on retail distribution of seed while continuing to access seed technology through new and existing strategic relationships.

Agricultural Equipment Sales and Other Revenue

The agricultural equipment market in Western Canada is approximately $300 million (Viterra estimate) for grain handling, storage, and aeration equipment. Viterra's agricultural equipment business grew from $12 million in 2007 to $38 million in 2008. The grain storage products market, corrugated and smooth wall bins, in Western Canada represents about $155 million in sales, including $80 million for corrugated bins, $35 million for associated bin bottoms and $40 million for smooth wall bins (Viterra estimate). The value chain is based on manufacturers producing equipment and then selling the equipment directly to retailers who in turn sell to producers. In late 2007, Viterra re-acquired the Westeel line of corrugated bins, which are marketed under the brand name, Westor. This newly branded line of corrugated storage is available exclusively through Viterra.

Total sales for Agri-products for the twelve-month period ended October 31, 2008, were $1,686 million. (2007 - $935 million).

Grain Handling and Marketing

Viterra's grain handling and marketing business consists of country grain elevators and port terminals.

Country Grain Elevators

Viterra operates a western Canadian network of country grain elevators consisting of 86 facilities, including 65 high-throughput elevators with 50- or 100- car spots. In addition to the 86 grain handling facilities, the Company owns/operates 12 special crops processing facilities. Grain storage capacity of the grain handling facilities by province is as follows:

	High-Throughput Elevators		Conventional Elevators	
Province	Number	Storage Capacity (in metric tonnes)	Number	Storage Capacity (in metric tonnes)
Manitoba................	12	220,590	2	31,000
Saskatchewan..........	37	1,014,590	11	90,070
Alberta..................	16	453,990	6	35,640
British Columbia.......	-	-	2	22,300
TOTAL..................	*65	1,689,170	21	179,010

*CMI Terminal Ltd. & Gardiner Dam Terminal Ltd. (Joint Venture/Producer Terminals) – Included in high-throughput total

Unlike a number of its competitors, the Company has a large, geographically dispersed and strategically located country grain elevator network. The Company believes that the size and scope of its network positions it to be a preferred counterparty for end-use grain markets. In addition to competing for grain handling volumes on the basis of price and service, the Company secures additional grain handling volumes by contracting with farmers early in the crop year, or even before planting.

Viterra has an agency agreement with the CWB entitling it to handle Board Grains, for which it receives tariffs set by the Company. In the case of open market grains, the farmer receives payment from Viterra equal to the market price at export position for the particular grain and grade delivered, as determined by the Company, less certain charges. Generally, charges are the same as those levied for Board Grains, but also may include a "basis" deduction to account for differences between the cash and futures market prices for a commodity and imputed carrying charges (such as interest), which are payable to the Company.

The Company strives to handle grain on a "just-in-time" basis; however, there are times when grain may be stored in the elevator for some time before it is shipped to a domestic or international customer. At both the country elevator and the port terminal, cleaning and blending of the grain can occur. Handling, cleaning, blending and storage are key factors under the Company's control that affect margins and profitability. Grade gains are a significant and more variable factor and are derived by blending grains at lower primary standards with higher grades so as to allow the aggregated mix to meet the minimum higher grade standards. The Company may also recover or lose grain through the cleaning process.

It is customary for country grain elevators to undergo a periodic "cut-off" to reconcile actual inventory by grade with perpetual inventory records. To the degree that weights and grades at the time of the reconciliation differ from the weights and grades at the time of purchase, the Company may realize a gain or loss of revenues. The general level of grain prices and the price differences between grades can also affect the Company's revenues.

Port Terminals

The Company's port terminal business links its country grain elevators with offshore customers, providing processing and logistics services to ensure timely delivery of grain to fulfil the CWB's, the Company's and/or other exporters' sales commitments. The following table sets out information regarding the port terminal operations in which the Company has an interest:

Port Location	Licensed Storage Capacity (in metric tonnes)	Ownership Interest
Vancouver, BC (Cascadia Terminal)......	282,830	100%
Vancouver, BC (Pacific Terminal).........	199,150	100%
Prince Rupert, BC............................	210,000	*58.5%
Thunder Bay, ON (Terminal 7, A & B)...	362,650	100%
Thunder Bay, ON (Terminal C)............	231,030	100%
TOTAL......................................	1,285,660	

*Viterra is part of a consortium that owns and operates a 210,000 tonne capacity terminal in the Port of Prince Rupert, BC. Viterra's interest, based upon combined historical proportionate share of unloads, is 58.5%.

Grain transported by rail from country grain elevators to a port terminal is unloaded, cleaned to export standards (if necessary) and stored prior to being loaded onto ships. The CGC officially weighs, inspects and assesses cleaning charges on all grain that is unloaded at a terminal elevator (see update on proposed legislative changes to CGC services in "Industry Trends and Developments" section). Dockage is removed during the cleaning process and cleaning charges are earned at this time. The material removed during the handling process is passed through a reclamation system to produce byproducts. Some byproducts (feed screenings and mixed feed oats) are sold "as is", and the remaining refuse screenings are pelletized and sold domestically and/or internationally as feed inputs. Revenues from the sale of byproducts can vary substantially depending on the underlying values of grain commodities with which they compete. Clean, graded grain is stored until it is required to be loaded onto a vessel. During the shipping process, CGC officials weigh and inspect the shipment and, at completion, provide a Certificate for western Canadian Grain to the customer. The Company collects charges for elevation, cleaning, storage, drying and a variety of other services from the shipper of the grain (CWB for Board Grains, other exporters for open market grains) when the vessel has been loaded.

As is the case with country grain elevators, port terminals have the potential to blend and mix some grades of grain to enhance the overall quality of grain and its value. The reconciliation of actual inventories to reported stocks occurs at least once every 30 months (as required by CGC regulations unless previously exempted by the CGC).

Grain Marketing

The Company's grain marketing business focuses on the development of domestic and export markets for grains handled by the Company. The first aspect of this business is primarily a trading function consisting of establishing relationships with farmers (purchase, control and receipt of grain) and end-use customers (sale, delivery and quality). The Company's North American and International marketing groups work with end-use customers to coordinate the delivery of the particular type and grade of grain required by the end-use customer at a particular time. The Company has established relationships with numerous end-use customers, both domestically and internationally, including Alfred C. Toepfer, Mitsui & Co., Ltd., Mitsubishi Corporation and Marubeni Corporation, as well as thousands of farmers across Western Canada. Viterra, as an accredited exporter, also markets Board Grains on behalf of the CWB.

The second aspect of grain marketing is logistics. The Company's logistics capabilities permit it to utilize its network of country grain elevators and port terminals to efficiently meet end-use customers' needs. The Company co-ordinates the timely transportation and delivery of required grains to its strategically located elevators. The Company's logistics ability and country elevator capacity allow it to load many railcars rapidly and move grain quickly to the port terminals in which the Company has an interest. By shipping most of its grains in multi-car blocks, the Company is able to take advantage of significantly reduced freight rates consistent with shipping greater volumes, ensuring that the Company is able to fulfil specific market needs and providing customized "just-in-time" service to end-use customers. The final aspect of grain marketing is risk management in respect of the Company's grain purchases, sales and inventory, which generally is accomplished by hedging in commodities futures markets and managing the quality in the Company's inventory positions.

Viterra is also a marketer of a number of special crops, including dry beans, mustard, lentils, canary seed, specialty peas and specialty oats. The dry bean business within Viterra is focused in southern Alberta and southern Manitoba. The Alberta facilities at Taber and Bow Island handle a variety of bean types. The Manitoba program is operated via a state-of-the-art facility at Carman, Manitoba and handles a number of bean varieties and processes peas for the split pea market. Lentil and specialty peas are processed through the Ray, North Dakota facility. The specialty oat program processes its product at plants in Edmonton, Alberta; Camrose, Alberta and Melfort, Saskatchewan. The Company also provides producers with a number of flexible contracting options for other special crops that they grow, including canary seed.

Viterra is a North American mustard contractor, processor and marketer of mustard worldwide. Viterra currently has five mustard seed processing facilities across North America: Warner, Alberta; Moose Jaw, Saskatchewan; Melville, Saskatchewan, Humboldt; Saskatchewan and Minneapolis, Minnesota. These facilities clean and process mustard purchased from a network of growers across the Great Plains of North America for sale to consumers of yellow, brown and oriental mustard. The Company produces a whole ground yellow mustard at Minneapolis and a deheated, ground yellow mustard at a joint venture relationship at Warner, Alberta. All U.S. facilities within the Special Crops group operate through the Company's U.S. subsidiary, Demeter (1993) Inc.

The Company's grain handling and merchandising earnings fluctuate in relation to the amount of grain handled, the margins earned on merchandising open market grains and operational performance (blends, rail incentives, terminal loading efficiency).

Total sales and revenues for Grain Handling and Marketing for the twelve-month period ending October 31, 2008 were $4,299 million. (2007 - $2,280 million)

Agri-food Processing

Can-Oat - Canada is the third largest oat producer in the world and the world's largest oat and oat product exporter. The primary markets for oat products are hot and cold breakfast cereals and nutrition snack bars. The oat manufacturing industry consists of cereal manufacturer/brand managers such as Quaker Oats and General Mills, and independent industrial manufacturers that sell primary and finished oat products to cereal manufacturers. Primary products include sized whole groats (whole oats with the hulls removed) and steel cut groat chips that have been conditioned and are fit for human consumption. Primary products produced by industrial manufacturers are either sold to cereal manufacturers for finishing or finished by industrial manufacturers for sale to cereal companies. Finished products are primary products that have been processed into flakes, flour, bran or blended oatmeal combinations.

Can-Oat produces primary products at its manufacturing plant located near Saskatoon, Saskatchewan, and primary products and a full range of finished products at its plants in Barrhead, Alberta and Portage la Prairie, Manitoba. Can-Oat exports more than 90% of production, with the main destination being the United States, but also has marketing efforts in Mexico and Central and South America. Sales are priced in U.S. dollars and therefore, a strengthening Canadian dollar can affect earnings. Can-Oat reduces the impact of foreign currency fluctuations by engaging in hedging activities. Products are transported by railcar and by truck. With close to 90% of Canada's oat production occurring in the Prairie provinces, Can-Oat is well positioned with its plants located in the heart of the oat production region. This provides Can-Oat with a competitive advantage over U.S. manufacturers who import raw oats from Canada, as Can-Oat removes the hulls and screenings (30% to 35% of weight) before shipping oat products to their U.S. customers, thereby reducing transportation costs. In addition, primary products produced in the Saskatoon plant are finished in the Portage la Prairie plant which is well situated relative to the Company's U.S. customers. Can-Oat's Barrhead plant, which also produces organic food products, is ideally suited to supply West Coast markets. Can-Oat is Canada's largest industrial oat processor with 380,000 metric tonnes of milling capacity.

Prairie Malt Limited (42.38% ownership interest) - Prairie Malt Limited's ("Prairie Malt") facility in Biggar, Saskatchewan, processes barley into malt primarily for the brewery industry. Viterra owns 42.38% of Prairie Malt, while 57.62% is held by Cargill. As part of the Company's interest in Prairie Malt, a barley supply agreement was signed requiring Prairie Malt to take at least 80% of its barley requirements from Viterra, subject to quality, cost and availability. The contract is to remain in effect until terminated by agreement or when Viterra no longer holds shares in Prairie Malt. Prairie Malt's customers are located both domestically and internationally, including the United States, Mexico, the Pacific Rim, South America and Latin America. Sales are priced in U.S. dollars and, therefore, a strengthening Canadian dollar can affect earnings. Prairie Malt reduces the impact of foreign currency fluctuations by engaging in hedging activities. Malt is transported either by truck or railcar, with the majority of railcar shipments going to Canadian ports where it is then loaded onto ships bound for offshore markets.

Livestock Feed and Services

The Company is engaged in the livestock feed services industry with the manufacture and marketing of livestock feed products under the trade names Unifeed®, Unifeed Swine Programs™ and Hi-Pro Feeds® and offers complementary secured financing programs under Unifinance® and Unifeed Financial® (see "Financial Markets – Viterra Financial® and Unifeed Financial®").

In Canada, the Company produces complete feeds and supplements at six feed mills and two pre-mix manufacturing facilities. In the United States, the Company produces complete feeds, supplements, and pre-mixes in six locations and processes corn by flaking in one location. The Canadian feed mills and pre-mix facilities comply with all federal regulations and are HACCP certified or compliant and the U.S. feed milling assets are fully compliant with state and federal operating standards for feed milling. The following table sets out information regarding the Company's feed mills and pre-mix facilities:

Name and Location	Current Volume(1)	Nominal Capacity(1)
Unifeed Chilliwack, British Columbia	235,000	225,000
Unifeed Sherwood Park, Alberta	145,000	150,000
Unifeed Ponoka Pre-mix, Alberta	15,000	18,000
Unifeed Olds, Alberta	129,000	150,000
Unifeed Lethbridge, Alberta	245,000	340,000
Unifeed Somerset, Pre-mix Plant, Manitoba	1,250	3,000
Unifeed Carman,	63,000	80,000
Manitoba		
Unifeed St. Anne, Manitoba	75,000	80,000
Unifeed Inc., Feed Processing Station, Logan, Montana	5,000	20,000
Hi-Pro Lubbock,	59,000	65,000
Texas		
Hi-Pro Friona,	272,000	300,000
Texas	260,000	300,000
Hi-Pro Clovis, New Mexico	300,000	300,000
Hi-Pro Comanche, Dairy Sales, Texas		
Hi-Pro Cheyenne, Oklahoma	75,000	100,000
Hi-Pro Dexter, New Mexico	300,000	300,000

(1) Metric tonnes

The majority of Viterra's livestock feed products are delivered in bulk to farmers by truck directly from the feed mills or pre-mix facilities. In addition, the Company distributes bagged feed products through independent dealers located primarily in Texas, Colorado, New Mexico, Alberta and British Columbia and through Company-owned retail outlets at most of the Company's feed mills and pre-mix facilities.

The Company derives additional revenue from interest and financing fees in connection with its Unifinance® and Unifeed Financial® secured financing programs. Under these programs, the Company provides financing to credit-worthy livestock operations for purchases of livestock, feed inputs, capital investments and credit consolidation. The security taken under the Unifinance® program varies but generally includes a mortgage interest over land, security over equipment and/or livestock, corporate or personal guarantees and an all-present and after-acquired personal property charge registered under the personal property registry ("PPR"). Under the Unifeed Financial® program, security is a first collateral security interest in the livestock, financed with the security registered under the PPR. Borrowers under both secured financing programs are required to purchase their livestock feed product requirements from the Company. Unifinance® operates using Company funds. Unifeed Financial® operates as a partnership with a Canadian Schedule 1 chartered bank where the Company administers the loans on behalf of the bank, which provides the financing.

Viterra previously sold livestock feed products, commercial swine feeder pigs and brokers hogs under its Unifeed Commercial Swine program. Under this program, which has been substantially terminated during fiscal year 2008, the Company offered the opportunity for operators of sow farms (which raise pigs to 18 pounds), nursery farms (which grow pigs from 18 to 50 pounds) and hog finisher farms (which grow pigs from 50 pounds to commercial weights) to stabilize cash flows through the market cycle by providing the producer with a financing program, which provided a stable market price for their products under revolving contracts with varying terms. Very few of these arrangements remain in force and the Company is not offering new contracts under this program. All future swine feeds sales will occur as normal third-party transactions.

Viterra has a 31.4% ownership interest in The Puratone Corporation ("Puratone"), a company engaged primarily in commercial hog production and complete feed production. Puratone produces over one million hogs per year and manufactures approximately 300,000 tonnes of feed, most of which is fed to Puratone owned hogs. In fiscal 2008, Viterra took steps to exit this business, wrote off its investment in Puratone and does not have any further exposure to its Puratone investment.

Financial Products

Viterra Financial® and Unifeed Financial®

Through Viterra Financial®, the Company acts as an agent for a Canadian Schedule 1 chartered bank that extends trade credit at competitive rates to customers of the Company's agri-products business. Approximately 85% of Viterra Financial approved credit is unsecured, with the remaining balance secured by a personal property registration that covers a crops and proceeds security agreement. The sale of crop inputs peaks in May and June as new crops are sown, with a significant portion being credit sales. Depending on underlying customer credit ratings, payment terms typically extend to October 25 of the same year and February 25 of the following year to coincide with settlement from the proceeds of crops harvested and delivered into the country elevator system. As a result, eligible customers benefit from financial products that accommodate their cash flow requirements. The Company continues to directly manage the customer relationship and receives an agency fee for performing front-end credit review and management services. During the 2008 fiscal year, the approved credit offered under this financing vehicle exceeded $1.4 billion, with customer usage peaking at $590 million at June 30, 2008.

Unifeed Financial® offers loans to customers of livestock feed and services to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. During the 2008 fiscal year, the approved credit offered under this financing vehicle exceeded $105 million, with customer usage peaking at $40.9 million in March 2008.

Under these programs, the Company provides a limited indemnity to the bank for a portion of any loan losses. The Company expects to continue to reduce the amount of credit or credit support it directly provides to farmers in connection with its crop production and livestock feed services businesses. As a result, the Company benefits by reducing its borrowings to finance customer purchases, thereby lowering financing costs. Sales financed through Viterra Financial® are immediately funded and essentially represent "cash sales" to the Company.

Competition

The agricultural businesses that the Company serves are global and competitive, with commodity prices determined by global supply and demand and other factors beyond the Company's control.

The western Canadian agricultural business is also highly competitive. However, with respect to the Company's four principal business activities, it is Western Canada's largest grain handling and marketing company by volume, Western Canada's largest agri-products services provider, one of Western Canada's largest manufacturers and suppliers of livestock feed products and a competitor in the agri-processing segment.

The Company's grain handling and marketing business has numerous competitors, including James Richardson International (Pioneer), Cargill Incorporated, Paterson Global Foods Inc., Parrish & Heimbecker Limited, Louis Dreyfus, and other smaller companies. Unlike a number of the Company's competitors, the Company's elevators are geographically dispersed across Western Canada, broadening its access to the market, the variety of grains it can source and minimizing its risk from poor weather in particular regions. The Company believes the principal factors on which its grain handling and merchandising business competes are price and service. The Company believes that it competes favourably with respect to these factors.

The Company's agri-products business competes against other grain handling companies, international seed companies, co-operatives and numerous independent retailers in supplying fertilizer products, crop protection products and seed to farmers. The competitive landscape in Western Canada is a mature market and highly fragmented, made up of over 240 competitors servicing about 917 locations throughout the region. Viterra operates 252 retail locations. Independent retailers collectively comprise about 30% of the market, together with a number of major grain handlers, which sell seed, fertilizer, crop protection and small agricultural equipment. Unlike the grain handling segment, deregulation, globalization and consolidation have had little effect on the crop input distribution network.

The Company's agri-food processing services businesses compete in the global oats processing and global malt export market where the markets for the Company's products are highly price competitive and may be sensitive to product substitution. A number of large, international companies compete in these markets.

In Canada, the Company's livestock feed and services business competes with public and private grain and feed companies and independent retailers, including the other five major firms operating in more than one province in Western Canada, which are: Cargill Limited (Nutrena Feeds), Federated Co-operatives Limited, Maple Leaf Foods Inc. (Landmark Feeds), Masterfeeds and Ridley Canada Limited (Feed Rite). Competition is strong and there is ongoing consolidation of the industry through mergers, acquisitions and mill shutdowns. In the United States, the Company competes with local suppliers and large regional manufacturers, including Land O'Lakes, Purina, and Cargill.

Human Resources

As of October 31, 2008, there were 3,230 persons employed by Viterra and its wholly-owned subsidiaries. Of this total, 1,470 were unionized employees who are represented by four unions and whose employment is governed by twelve collective agreements. Two of these represent newly certified units, which are in the process of bargaining first collective agreements with the Company. Of the twelve, three are currently in bargaining; see details below. These agreements are normally negotiated for varying terms and, in any given year a number of these agreements expire and are renegotiated.

COLLECTIVE BARGAINING AGREEMENTS – October 31, 2008			
UNION	**AGREEMENT/ LOCATION**	**TERM OF AGREEMENT**	**# OF EMPLOYEES**
Grain Services Union	SK Country Services (Operations & Maintenance)	Feb 1/08-Oct 31/12	556
Grain Services Union	Regina Office	Feb 1/08-Oct 31/12	200
Grain Services Union	Manitoba Operations	Certified July 31/08 Bargaining 1st collective agreement	200
Terminal Elevator			
United Steel Workers of America - Union Lodge 650	Viterra Thunder Bay Terminals	Feb 1/06-Jan 31/09	90
Grain Workers Union	Cascadia and Pacific Elevators Ltd.	Jan 1/06-Dec 31/10	184
Grain Services Union	Saskatoon	Jan 1/06-Dec 31/09	32
Grain Services Union	Moose Jaw	Apr 1/06-Sept 30/09	28
United Food & Commercial Workers Union (UFCW)	Coulter	July 1/07-Jun 30/08 Currently Bargaining	3

COLLECTIVE BARGAINING AGREEMENTS – October 31, 2008			
UNION	AGREEMENT/ LOCATION	TERM OF AGREEMENT	# OF EMPLOYEES
Grain Services Union	Man/Alta (Manitoba/Alberta)	Oct 1/07-Sept 30/12 (This unit has filed for decertification.)	99
Oats			
United Food & Commercial Workers Union (UFCW)	Can-Oat - Saskatoon	Sept 11/07-Sept 30/09	39
United Food & Commercial Workers Union (UFCW)	Edmonton Oat Plant	Apr 1/07-Mar 31/10	7
Bean Plant			
Grain Services Union	Carman Bean Plant	Certified Mar 14/08 Bargaining 1st collective agreement	32

In July 2007, Viterra filed an application with the Canadian Industrial Relations Board ("CIRB") seeking to combine all of the employees who are represented by the Grain Services Union ("GSU") and employed in the grain operations, maintenance, agri-products, related research and development and office staff (with the exception of those involved in the export facilities in British Columbia and Ontario), into one bargaining unit. If the CIRB agrees with the Company's one unit application, it may order the employees to vote as to whether they want to be represented by the union or not. The end result may be that the union no longer represents the employees of Viterra. The GSU has filed an application and a response to Viterra's application. The hearing has been completed and a CIRB decision is pending. Further submissions may be scheduled depending on the CIRB's decision.

In 2008, the CIRB certified two new bargaining units, with the GSU becoming the certified bargaining agent for the Manitoba Agri-sales, grain handling, maintenance and ancillary operations of Viterra, and the employees at a Bean and Specialty Crop Processing Plant in Carman, Manitoba. However, Viterra contested the Certification of the Manitoba Unit and, on December 11, 2008, the CIRB decided it would reconsider the July 2008 certification order covering Viterra country operations and maintenance employees in Manitoba. The July 2008 certification order included employees at the former AgPro facilities in Brandon and Boissevain who were, to that point, covered by a different certification order issued in 2000. Although the matter has been referred back to the original CIRB panel for review, on December 18, 2008, the GSU requested that the CIRB conduct a representational vote in Manitoba.

Additionally, the Alberta/Manitoba bargaining unit, which is represented by the GSU has applied for decertification. The GSU is contesting this revocation application.

Collective bargaining for Manitoba and Carman Bean Plant employees represented by the GSU is expected to continue early into 2009, along with the Coulter bargaining unit represented by the UFCW.

Labour Disruption

After an eleven-week strike, Regina Office bargaining unit employees returned to work on September 22, 2008, under a new long-term contract that provided them with market-based compensation and benefits, fairness and flexibility, and labour stability. The labour disruption at the Regina Office had no material impact on Viterra's business. This unit has approximately 200 members and, of these, 25% had returned to work by early September to accept the Company's terms and conditions of employment. As well, members of the Saskatchewan Country Operations and Maintenance units (613 unionized employees) were involved in limited job action during the same time period and, in September, voted to accept the Company's offer. During the labour dispute, members of the two country units were advised by the GSU to only work overtime on a voluntary basis, and a number of rotating and information pickets were set up at country locations. However, business activities at the country facilities continued uninterrupted, with a large majority of employees choosing to work.

Viterra's five-year offer consisted of a 6% compensation payment on signing and annual increases of 6, 5, 5, and 5% that began November 1, 2008 based on performance. In addition, the Company introduced an annual incentive program that has the potential to add to an employee's total compensation in the range of 5, 10 and 15% of his/her pay. The Company is offering common terms and conditions of employment, including market-based compensation and benefits, fairness, flexibility and long-term labour stability.

Environmental Matters

Viterra is subject to stringent federal, provincial and municipal laws and regulations relating to environment, health and safety and to the transportation, handling and storage of hazardous substances, such as certain crop protection products in the jurisdictions in which it operates. In accordance with an environmental policy adopted by the Board of Directors, all properties have environmental site assessments conducted upon acquisition and divestiture, periodic audits are completed for all facilities, and a quarterly report is prepared for the Risk Management Committee. The Company also monitors significant environmental matters of its affiliated companies.

The Company is in substantial compliance in all material respects with environmental laws and regulations. There can be no assurance that the Company will not experience difficulties in its efforts to comply with such laws and regulations in future years or that the costs associated with the Company's continued compliance efforts will not have a material adverse effect on the Company's financial results, business prospects and financial condition.

There is an Asset Retirement Obligation ("ARO") for decommissioning and reclamation of former Westco production sites and the former Earth Sciences lease (on the Calgary lands). The ARO recognizes the liability for the former production sites in Calgary and Medicine Hat, Alberta and the former Earth Sciences lease. The period to complete the reclamation project is estimated to be about seven years from the current date (pending receipt of required regulatory approvals and necessary physical conditions facilitating remediation activities). Management continues to believe that the ARO, as updated in fall 2008, is adequate. The Company's ARO was $22.1 million at October 31, 2008 (2007 - $21.5 million). All work in Calgary and Medicine Hat, Alberta is being conducted under plans approved by Alberta Environment. The Company is working with the Canadian Nuclear Safety Commission for regulatory approval of certain activities on the Earth Sciences site.

Interprovincial Co-operative Limited ("IPCO"), an affiliate in which the Company has a patronage interest, has sites in Winnipeg, Manitoba and Saskatoon, Saskatchewan, for which it is responsible to carry out remediation work due to contamination caused by its past operations. A thorough routine environmental site assessment was completed at the Winnipeg manufacturing site in September 2004. Based on the assessment, Manitoba Conservation ("MC") concluded that the site was in environmental compliance at that time but did ask IPCO to address potential inadequacies with the containment system. As part of the ongoing environmental monitoring at the site, contaminant concentrations in groundwater monitoring wells were tested and have shown to not have substantially changed in the years 2004, 2005, and 2006. No sampling of groundwater monitoring wells was required during 2007, but MC did request sampling to be done for 2008. The work was completed in late summer, and the report will be provided to MC when completed. The Saskatoon site had a herbicide soil contamination problem that was addressed by a remediation agreement that was executed by Saskatchewan Environment ("SE"), the Rural Municipality ("RM") of Corman Park and IPCO. The remediation work was completed in 2003 and a long-term site monitoring program was approved by SE. Neither the RM nor SE has required that any sampling of adjacent test wells be undertaken in 2008.

Given the AU acquisition, Viterra has a number of environmental assessments or other procedures underway with respect to the AU facilities.

The Company's facilities, and those of its affiliates, operate under various operating and environmental permits, licences and approvals that contain certain conditions that must be met, and the right to continue operating these facilities is, in a number of instances, dependent upon compliance with such conditions. Developments, such as the adoption of new laws and regulations, the imposition of more onerous requirements in environmental permits, licences and approvals or increasingly strict enforcement of existing laws and regulations, may require future expenditures to modify operations, install environmental control equipment, dispose of wastes or perform site cleanups.

RISK FACTORS

The following description of investment considerations and risk factors which the Company is subject to should be read in conjunction with the information contained in its 2008 "Management's Discussion and Analysis" under the subheading "Risks and Risk Management," which is incorporated herein by reference.

Adverse Weather Conditions

Adverse weather conditions represent a very significant operating risk affecting Viterra. Weather conditions affect the types of crops grown, the quality and quantity of grain production and the levels of farm inputs which, in turn, affect Viterra's sales mix, grain handling volumes and level of agri-products sales. Adverse weather conditions, such as drought or frost, can result in reduced crop production and, in turn, reduced grain handling and marketing volumes. A reduction in grain handling and/or crop input sales because of adverse weather conditions can have a material adverse effect on the Company's financial results, business prospects and financial condition.

Viterra has historically had grain volume insurance to protect the cash flow of the Company from significant declines in grain volumes as a result of drought or other weather-related events. For 2009, the Company has partial coverage under a multi-year program arranged in 2008 and plans to place additional coverage.

Political and Economic Risks

The world grain market is subject to numerous risks and uncertainties, such as global political and economic conditions, which can affect Canada's ability to compete in the world grain market and importing countries' abilities to purchase grain and other agri-food products. Both of these factors affect Canada's export levels of Board Grains and open market grains and oilseeds, which, in turn, affect the Company's handling volumes.

International agricultural trade is affected by high levels of domestic production and global export subsidies, especially by the United States ("U.S.") and the European Union ("EU"). Such subsidies interfere with normal market demand and supply forces and generally put downward pressure on commodity prices. It is estimated that EU and U.S. domestic and export subsidies take away $1.3 billion each year from Canadian grains and oilseed sales. Tariffs and subsidies restricting access to foreign markets prevent the expansion of the Canadian agri-food processing industry and cost Canadian jobs, especially jobs in rural Canada. While not the most significant sector overall for WTO members, the Agricultural sector is likely the most politicized. The political influence of the farm sector in both the EU and U.S. is very significant, and agricultural negotiations are driven as much by political needs as they are by economics. Developing nations typically have small manufacturing bases, and their agricultural sectors are critical to their economies. These concerns must also be accommodated in any agreement in the Agricultural sector.

After several attempts, the WTO reached agreement in July 2004 in Geneva on a framework for final negotiations (DOHA Round Framework Agreement). This is designed to result in:

- elimination of agricultural export subsidies;
- reduction in domestic agricultural support that encourages overproduction and leads to depressed prices;
- reduction of import duties that limit access to agricultural exports;
- the elimination of all trade-distorting practices of State Trading Enterprises ("STE's"); and
- the use of non-commercial export credits to export grain.

A major round of Ministerial discussions was held in Hong Kong in December 2005. While the talks fell short in that concrete agreement was not reached, there were areas of progress:

- A final date for the elimination of export subsidies has been established: 2013. The inability to arrive at any conclusion on market access and domestic support resulted in this date being deferred.

- The declaration does move forward the concept from the July 2004 framework that the larger subsidizers will have greater cuts and confirms that, in regards to "Domestic Support", the three-band approach that came out of the Geneva-based negotiations will be adopted. The EU will be in the highest band, the U.S. and Japan in the second band and the other WTO members in the third band. The next, politically difficult step is to define the size of the cuts in each of these three bands.

On "Market Access" there was confirmation that the four-band approach would be used in regards to tariff reduction. Like the discussion on domestic support, this is intended to ensure that the highest tariffs received the greatest cuts.

While there has been progress within the WTO process since Hong Kong, it has been slow and, at times, talks have neared collapse. In an attempt to arrive at an agreement, key Ministers were called to meetings in Geneva in late July 2008. While the U.S. and the EU were prepared to compromise on areas such as domestic support and export subsidies, the Indian government's demands for special safeguards resulted in an impasse and talks were suspended. On November 19, 2008, Ambassador Crawford Falconer, chair of the farm trade talks, warned members that they must quickly show signs of new flexibility if an accord for agriculture subsidies and tariff costs is to be struck before the end of the year.

It was anticipated that a Ministerial meeting would be held in December to finalize an agreement on agriculture. However, given the refusal of a number of member states (primarily India and the U.S.) to compromise, this resulted in WTO Director-General Pascal Lamy announcing that, given the current state of affairs, a Ministerial meeting would not be held. Once the new U.S. Administration is in place, it is anticipated that the Director-General will attempt to resurrect the negotiations sometime in the early spring of 2009.

Changes in Domestic Regulation

Canada's grain industry and rail transportation is highly regulated. Under the CWB Act, the CWB is established as the central selling agency for the export of wheat and barley and the sale of domestic wheat and barley for human consumption grown in Western Canada. Since Board Grains accounted for approximately 50% of the grain handled by the Company for the year ended October 31, 2008, the size and scheduling of CWB's export program can significantly affect the quantity and timing of the Company's grain handling volumes.

Although Canada's grain handling and rail transportation system continues to be highly regulated, reductions by the CWB in the percentage of CWB grain tendered to grain handlers in favour of increased railcar allocation represents a return to a less commercial freight forwarding system and may adversely impact the competitive environment within western Canadian agriculture, and consequently, the Company's financial results, business prospects and financial condition.

Commodity Price and Market Risks

Prices of agricultural commodities are influenced by a variety of regional and global factors that are beyond the control of the Company. These include various economic and weather-related conditions; governmental regulation and initiatives, including domestic and foreign farm programs and policies, trade subsidies, sanctions and barriers; outbreaks of crop diseases or insect infestations, and many other factors. Although the majority of the Company's grain handling revenue is volume-driven rather than price-driven, grain and oilseed prices are a chief determinant of farm income levels and also influence producers' decisions regarding total seeded acreage and the types of crops grown. Such factors can affect the Company's sales mix, handling volumes and the level of agri-products sales.

The Company also has exposure to commodity prices where there is a movement in the price on open market grains between the time of purchase and the time of sale by the Company. While the Company takes active steps to hedge this exposure, there are limitations, such as the size of forward contracts, and also the lack of a regulated futures market for certain specialty crops handled by the Company.

Prices of raw and processed agri-food commodities affect gross margins of the Company and its affiliated agri-food processing businesses. Lower or fluctuating commodity prices can affect the Company's sales mix, handling volumes, level of agri-products and agri-food processing sales and margins, and can have a material adverse effect on the Company's financial results, business prospects and financial condition.

Viterra employs a Commodity Risk Management Policy (the "Policy"), in which position limits are used to restrict the Company's exposure to changes in commodity prices. Position limits set out the amount of market exposure the Company is willing to tolerate by commodity. The Policy defines these tolerance levels based on the size of the original position, liquidity in the futures market and a number of other factors. During the year, the Company also adopted a natural gas hedging policy to assist in hedging the Company's exposure to the cost of natural gas used to manufacture nitrogen fertilizer. Various authorization limits are set by the Board's Audit Committee. Irrespective of the Company's Commodity Risk Management Policy, changes in foreign currency rates or commodity prices could have a material adverse effect on the Company's financial results, business prospects and financial condition.

Employee Relations and Collective Bargaining

Approximately 45.5% of Viterra's and its subsidiaries' workforces, are unionized and are governed by twelve collective agreements. Two of the bargaining units have been recently certified and the Company is in the process of bargaining first collective agreements with the GSU. The Company is also bargaining with the United Food and Commercial Workers for the Coulter, Manitoba unit. Although collective bargaining has commenced in each case, there can be no assurance that the Company will be able to conclude new collective agreements or that labour disruptions will not occur. A labour disruption can have a material adverse effect of the Company's financial results, business prospects and financial condition.

See "Description of the Business – Human Resources."

There can be no assurance that labour difficulties will not arise at one or more of the Company's facilities or any other company upon which Viterra is dependent for transportation or other services. The Company is subject to, among other things, stringent and comprehensive labour laws and regulations in the jurisdictions in which it operates. Such laws and regulations may become more stringent and comprehensive, and may result in modifications to the Company's facilities or practices that could involve significant additional costs.

Acquisition Risk

Any acquisition that Viterra may choose to complete may be of a significant size, may change the scale of Viterra's business and operations, and may expose Viterra to new geographic, industry, regulatory, operating and financial risks. Viterra's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Viterra. Any acquisitions would be accompanied by risks. For example: (i) there may be significant adverse changes to industry conditions in the target business after Viterra has committed to complete the transaction and established the purchase price or exchange ratio; (ii) Viterra may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform policies, systems and controls across the organization; (iii) the integration of the acquired business or assets may disrupt Viterra's ongoing business and its relationships with employees, customers and suppliers; (iv) the acquired business or assets may have unanticipated costs and unknown liabilities, which may be significant and not covered by an indemnity in an acquisition agreement; and (v) the acquired company may carry on a business that Viterra has not been previously engaged in and expose Viterra to business risks that it was not previously exposed to. There can be no assurance that Viterra would be successful in overcoming these risks or any other difficulties encountered in connection with such acquisitions. These risks and difficulties, if they materialize, could disrupt the Company's ongoing business, increase expenses and adversely affect Viterra's financial results, business prospects and financial condition.

In the event that Viterra elects to raise additional debt capital to finance any such acquisition, Viterra's leverage could be increased, exposing the Company to increased financial risk. If Viterra chooses to issue additional equity in connection with such an acquisition, existing shareholders would suffer dilution.

Foreign Exchange Risk

Significant portions of the Company's net revenues are denominated in U.S. dollars and Viterra hedges substantially all foreign currency transactions using options, futures or forward exchange contracts, and through the use of natural hedges created by offsetting transactions. However, to the extent that the Company has not fully hedged its foreign exchange risks or any counterparty defaults in connection with any such hedges, an appreciation of the Canadian dollar against the American dollar or other relevant currencies could have a material adverse effect on the Company's financial results, business prospects and financial condition.

Availability of Credit and Credit Costs

General economic and business conditions that impact the debt or equity markets in North America, such as the recent global financial crises, can impact the availability of credit to, and cost of, credit for the Company. The amount of interest the Company and its subsidiaries incur on their revolving credit facilities and other short-term borrowings fluctuates based on changes in short-term interest rates. Any economic event that limits the Company's access to capital or that precipitates a significant rise in interest rates could have a material adverse effect on the Company's financial results, business prospects and financial condition.

Dependence on Key Personnel

The Company's business prospects and operations depend on the continued contributions of certain of the Company's executive officers and other key management and technical personnel, certain of whom would be difficult to replace. The loss of the services of one or more of the Company's current executive officers or key personnel, or the inability to continue to attract qualified personnel could have a material adverse effect on the Company's financial results, business prospects and financial condition.

Environmental, Health and Safety Risks

In conducting its business, Viterra must comply with various federal, provincial and municipal environmental laws and regulations. Although the Company is in substantial compliance in all material respects, circumstances may arise in the future that cause this not to be true. New or amended environmental laws and regulations may require future expenditures by the Company to install environmental control equipment, modify operations or proceed with remediation of certain sites. Failure to comply could potentially subject the Company to fines and/or penalties. There can be no assurance that the Company will not experience difficulties in its efforts to comply with such laws and regulations in future years, or that the costs associated with the Company's continued compliance efforts will not have a material adverse effect on the Company's financial results, business prospects and financial condition. See "Description of the Business – Environmental Matters".

While a financial provision has been made for the expected remaining decommissioning and reclamation costs in connection with the former Westco Calgary, Alberta and Medicine Hat, Alberta facilities, the actual cost may exceed such estimates.

As well, the Company faces environmental, health and safety risks because of the transportation, storage and handling of certain hazardous substances, such as certain crop protection products and fertilizers. Through its Environment, Health and Safety Policy, the Company has established processes in place to identify and manage these risks should they arise. An example of this is the Incident Management Program that includes an emergency communication system as well as a fully trained and equipped emergency response team to mitigate environmental impacts should something occur. As preventive measures, site assessments are conducted upon acquisition and divestiture of facilities; periodic audits are completed and all crop protection chemical warehouses comply with Agri-Chemical Warehouse Standards Association protocol, which requires recertification on a biannual basis.

The presence or release of hazardous substances could lead to claims by third parties as a result of the release of such substances and potentially could have a material adverse effect on the Company's financial results, business prospects and financial condition.

Property and Liability Risk

Viterra, directly or through its subsidiary, Canadian Pool Agencies Ltd., conducts annual risk management reviews of each of its operating divisions and wholly-owned subsidiaries to ensure that appropriate insurance coverage and loss prevention measures are in place to limit the property and liability risks faced by the Company. As part of the review, all major facilities are inspected and loss prevention programs are discussed with managers of each facility. The Company retains Canadian Pool Agencies Ltd. as its agent and broker in placing insurance coverage for its facilities.

Viterra has insurance policies that cover a variety of property and liability insurance needs. However, the potential still exists for an uninsured or partially insured loss or a default by one of the Company's insurers.

Food and Agricultural Product Risks

Food and agricultural products handled and processed by Viterra and its affiliates may include genetically modified crops. The commercial success of products developed using biotechnology will depend in part on government and public acceptance of their cultivation, distribution and consumption. If domestic or foreign government regulations or public attitudes resulted in the restriction of the import of, or reduction in the demand for, genetically modified crops, the Company's grain handling volumes could be adversely affected.

Diseases and Other Livestock Industry Risks

The Company's investment in the livestock industry is subject to the risks of disease, feed grain commodity price fluctuations, foreign currency fluctuations, export restrictions or trade barriers affecting the livestock industry, competition from present and future industry participants, public concerns over the environmental impact of large-scale livestock production, public concerns over Listeriosis, BSE and avian flu and any new environmental food inspection agency regulations that may result from such concerns. If the North American livestock industry was affected by an outbreak of reportable disease, domestic and export marketings of meat and livestock could be halted and sales of the Company's livestock feed products could be materially adversely affected, which could have a material adverse effect on the Company's financial results, business prospects and financial condition.

Credit Risk

Viterra is exposed to credit risk through its counterparties in the event of non-performance. However, in the case of over-the-counter derivative contracts, the Company only contracts with pre-authorized counterparties where agreements are in place. The Company monitors the credit ratings of its counterparties on an ongoing basis. The Company requires additional collateral in the form of letters of credit or cash deposits where large grain sale contracts with a particular customer potentially involve concentration of risk. Exchange-traded futures contracts used to hedge future revenues in the Company's grain business settle changes in contract positions on a daily basis.

Trade receivables comprise a significant amount of the Company's outstanding accounts receivable. The Company provides financing to some purchasers of crop production inputs directly rather than through Viterra Financial. In addition, with the introduction of Unifeed Financial® for specific secured financing programs, the Company continues to provide financing to certain purchasers of feed and livestock under its regular trade credit program. The Company has also provided certain indemnifications to the Canadian Schedule 1 chartered bank providing credit through Viterra Financial® and Unifeed Financial®. As a result, the Company is exposed to the credit risk associated with certain of its customers.

Viterra manages its exposure to potential credit risk in respect of trade receivable contracts through analysis of outstanding positions, payment and loss history and ongoing credit reviews of all significant contracts. The absence of significant financial concentration of such receivables limits its exposure to credit risk. Under Viterra Financial® and Unifeed Financial®, the Company has limited its exposure to credit risk by limiting the financial institution's recourse against the Company for indemnification of losses incurred on certain accounts receivable.

However, negative credit experience with the Company's counterparties or customers could have a material adverse effect on the Company's financial results, business prospects and financial condition.

Reliance on Computerized Business Systems

Viterra places significant reliance on information technology. Its computer systems include custom-developed and purchased business applications, both for information and processing, as well as embedded systems, which support ongoing administrative and commercial operations. In addition, the Company relies upon telecommunication services to interface with its widely distributed business network and customers. The information and embedded systems of key business partners and regulatory agencies, including railway companies, the CWB and the CGC, are also important to the Company's operations.

Viterra has centralized the majority of these systems in its data centre and mitigates the risk of interruption by contracting business resumption services to a third-party service provider. Increased emphasis on operational performance has improved the reliability of the Company's custom-developed applications. The failure of any such systems for a significant time period could have a material adverse effect on the Company's financial results, business prospects and financial condition.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's "Management's Discussion and Analysis" relating to the Company's Consolidated Financial Statements for the twelve-month fiscal period ended October 31, 2008 and the fifteen-month fiscal period ended October 31, 2007 is incorporated herein by reference and forms an integral part hereof.

DIVIDEND POLICY

Viterra has not paid any dividends on its shares in the last three fiscal years. In addition, the Company's loan documents provide for certain customary restrictions on its ability to pay dividends or make distributions with respect to outstanding securities. The Board of Directors may, in the future, consider a policy of paying dividends, within the context of market conditions, cash flow expectations and the appropriate use of any excess cash.

SHARE CAPITAL

The Company's authorized capital consists of an unlimited number of Common Shares. The holders of the Common Shares are entitled to receive notice of, to attend and to cast one vote per Common Share held at all meetings of the holders of the Common Shares. The holders of the Common Shares are entitled to receive any dividends declared by the Board of Directors on the Common Shares. The holders of the Common Shares are entitled to receive, equally on a share-for-share basis, the remaining assets of the Company in the event of liquidation, dissolution or winding up of the Company or other distribution of assets and property of the Company among its shareholders for the purpose of winding-up its affairs. As at October 31, 2008, 237,049,213 Common Shares were issued and outstanding.

MARKET FOR SECURITIES

The Common Shares are traded publicly on the Toronto Stock Exchange (TSX) under the stock symbol "VT". The price range and trading volume for the Common Shares were as follows:

Month	High	Low	Close	Volume	Average Daily Volume
October 2007	12.99	11.48	12.77	28,562,523	1,298,297
November 2007	12.91	10.35	11.16	23,564,122	1,071,096
December 2007	13.65	11.22	13.33	26,959,290	1,418,910
January 2008	13.50	10.45	11.68	28,077,789	1,276,263
February 2008	13.40	11.11	12.81	28,202,087	1,410,104
March 2008	14.96	11.71	14.49	39,522,359	1,976,118
April 2008	15.19	13.50	13.77	26,302,213	1,195,555
May 2008	14.20	12.80	13.60	26,659,943	1,269,521
June 2008	15.18	13.26	14.00	33,862,930	1,612,520
July 2008	14.20	10.52	12.10	33,869,741	1,539,534
August 2008	12.77	11.05	12.25	29,313,314	1,465,666
September 2008	12.29	9.25	10.17	33,384,317	1,589,729
October 2008	10.28	5.47	7.65	45,984,659	2,090,212

Source: Toronto Stock Exchange

RATINGS

	Corporate Rating	Senior Unsecured Notes	Term Credit Facility	Revolving Credit Facility	Trend
Standard & Poor's	BB+	BB+	n/a	BBB	Positive
Dominion Bond Rating Service Ltd.	n/a	BBB (Low)	BBB (Low)	n/a	Stable
Moody's Investors Service	Ba1	Ba1	n/a	n/a	Stable

Standard & Poor's ("S&P")

On July 31, 2008, S&P raised the Company's long-term corporate credit rating from BB to BB+, with a positive outlook. S&P also increased the rating on Viterra's Revolving Credit Facility to BBB from BBB- and the rating on the Company's Senior Unsecured Notes to BB+ from BB. According to S&P, the ratings upgrade considered Viterra's leading position in Canadian agri-business and improved profitability from its integration of AU.

S&P's credit ratings for long-term debt instruments range from AAA to D. A rating of BBB is defined as having adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. A rating of BB is defined as less vulnerable to non-payment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

A plus (+) or minus (-) on an S&P credit rating is used to show the relative standing of an issue within the major rating categories.

Dominion Bond Rating Service Ltd.

On July 24, 2008, Dominion Bond Rating Service ("DBRS") upgraded the rating on both Viterra's Senior Unsecured Notes and Term Credit Facility to BBB (Low) from BB (High), with a stable trend. According to DBRS, the upgrade was based on the Company's success in achieving its merger targets to date while generating enhanced earnings stability following the acquisition of AU last year. The ratings upgrade also recognized the $440 million equity issue that occurred in May 2008.

DBRS' credit ratings for long-term debt instruments range from AAA to D. A rating of BBB is defined as having adequate credit quality. Protection of interest and principle is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity and its rated securities. The addition of "(high)" or "(low)" is an indication of the relative standing within the major rating category.

Moody's Investors Services

On September 15, 2008, Viterra secured new corporate credit ratings from Moody's Investors Services, a New York-based credit rating agency. Both Viterra's corporate credit rating and the rating on the Company's $300 million of public notes were assigned a Ba1 rating, one notch below investment grade. The outlook on the Company is stable. Moody's cited strong industry supply and demand dynamics, Viterra's solid operating earnings, the Company's focus and scale relative to other global agricultural players, low leverage and strong credit metrics as the primary factors supporting their decision.

Moody's credit ratings for long-term debt instruments range from Aaa to C. A rating of Ba is defined as having speculative elements and the future cannot be considered as well assured. Often the protection of interest and principle payments may be very moderate and, thereby, not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category.

It should be understood that a security rating is not a recommendation to purchase, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

DIRECTORS

Name and Municipality	Positions and Offices Held with the Company	Term of Office	Principal Occupation Last Five Years	Age	Common Shares Held	Deferred Share Units
Ryan Anderson, Melfort, SK	Director (2)(3)	1998-2009	[1] Bagley Farms Ltd. & Anderson Farms Partnership	43	819	13,950
Terry Baker, Denzil, SK	Director (2) Chairman President	2001-2009 2004-2008 2004-May 2005	[2]President, Franklin Land and Cattle Co. Ltd.	58	2,644	22,385
Thomas Birks, Montreal, QC	Chairman (1) Director	2008-2009 2005-2009	[3]President, Birinco Inc.	62	45,004	33,036
Vic Bruce, Tuxford, SK	Director (1)(3)	2002-2009	[4]President, Sunrise Farms	60	1,402	15,735
Thomas Chambers, Vancouver, BC	Director (2)(3)	2006-2009	[5]President, Senior Partner Services Ltd.	64	10,000	31,906
Bonnie DuPont, Calgary, AB	Director (1)(3)	2008-2009	[6]Group Vice President, Corporate Resources, Enbridge	62	1,500	3,943
Tim Hearn, Calgary, AB	Director (2)	2008-2009	[7]Chairman, President and CEO of Imperial Oil Limited	64	30,000	3,230
Dallas Howe, Calgary, AB	Director (1)(3)	2005-2009	[8]CEO of DSTC Ltd. GE Healthcare Information Technologies (2002-2005)	64	121	29,044
Douglas Kitchen, Nashville, TN	Director (2) Lead Director Board Advisor	2008-2009 2003-2006 2000-2003	[9]Managing Director, Rosenthal Collins Group	65	27,500	17,942
Harold P. Milavsky, Calgary, AB	Director (1)	2003-2009	[10]Chairman, Quantico Capital Corporation	77	20,900	19,861
Herb Pinder, Jr., Saskatoon, SK	Director (1)	2003-2009	[11]President, Goal Group of Companies	62	85,633	37,266

Name and Municipality	Positions and Offices Held with the Company	Term of Office	Principal Occupation Last Five Years	Age	Common Shares Held	Deferred Share Units
Larry Ruud, Vermilion, AB	Director(2)	2008-2009	[12]Advisory Services Partner, Meyers, Norris, Penny LLP	44	--	5,981
Mayo Schmidt, Calgary, AB	Director President and Chief Executive Officer Chief Executive Officer	2005-2009 2005-2009 2000-2005	President and Chief Executive Officer of the Company	50	13,360	Note 13

Notes:

[1] Farming operation.
[2] Farming operation.
[3] Birinco Inc. is an investment company.
[4] Farming operation.
[5] Senior Partner Services Ltd. provides the services of advisors and directors to a number of companies.
[6] Enbridge is an energy transportation and distribution company.
[7] Imperial Oil Limited is a producer of crude oil and refiner and marketer of petroleum products.
[8] DSTC Ltd. is a technology investment company.
[9] Rosenthal Collins Group is a large commodities clearing house.
[10] Quantico Capital Corporation's main business is real estate ownership development and management.
[11] Goal Group of Companies is engaged in investment management generally, with a particular focus on a series of private equity funds of early stage oil and gas exploration and production companies.
[12] Meyers Norris Penny LLP is a chartered accounting and business advisory firm.
[13] Mayo Schmidt does not participate in the Directors' DSU Program.

Committees:
(1) - Nominating/Corporate Governance
(2) - Audit
(3) - Compensation

OFFICERS

Name	Municipality	Office
Mayo M. Schmidt	Calgary, AB	President and Chief Executive Officer
Francis Malecha	Regina, SK	Chief Operating Officer
Rex McLennan	Calgary, AB	Chief Financial Officer
Raymond Dean	Regina, SK	Vice-President and General Counsel/Corporate Secretary
Steven Berger	Calgary, AB	Senior Vice-President, Human Resources & Transformation
Doug Wonnacott	Regina, SK	Senior Vice-President, Agri-products
E. Richard Wansbutter	Winnipeg, MB	Vice-President, Government & Commercial Relations
Karl Gerrand	Portage la Prairie, MB	Senior Vice President, Can-Oat Milling
William Mooney	Vancouver, BC	Senior Vice-President, Livestock Feed and Services
George Prosk	Winnipeg, MB	Senior Vice-President, Financial Products
Ron Cameron	Regina, SK	Vice-President, Group Controller
Grant Theaker	Regina, SK	Vice President & Treasurer
Kevin Hallborg	Regina, SK	Vice President Marketing, Sales & Country Operations, Agri-Products
Colleen Vancha	Regina, SK	Vice-President, Investor Relations & Corporate Affairs
Robert Miller	Regina, SK	Senior Vice-President, North American Grain
Donald Chapman	Calgary, AB	Senior Vice-President, International Grain

Name	Municipality	Office
Mike Brooks	Regina, SK	Chief Information Officer and Vice-President Information Technology
Andrew Muirhead	Calgary, AB	Senior Vice-President, Corporate Development
Dean McQueen	Regina, SK	Vice President, Grain Merchandising, Oilseeds & Pulses
Kyle Jeworski	Regina, SK	Vice President, Grain Merchandising, Cereal Grains
Nick Fox	Vancouver, BC	Vice President, Terminals

Notes:
All of the above officers have been engaged for more than five years in their present positions, or substantially similar positions or other executive positions with Viterra or its subsidiaries except for:

- Robert Miller, who, prior to April 2005, was Senior Merchandising Manager, Grain Operations at General Mills Inc.;
- Ron Cameron, who, prior to February 2005, was Vice-President and Chief Financial Officer at Saskferco Products Inc.;
- George Prosk, who, prior to June 2007, was Vice-President of Financial Markets at Agricore United;
- Donald Chapman, who, prior to October 2007, was Managing Director – Chief Trader at Toepfer International, Asia Pte Ltd.;
- Steven Berger, who, prior to January 2007, was a Senior Executive (Partner), Corporate Strategy/M&A Practice with Accenture;
- Doug Wonnacott, who, prior to January, 2008, was Vice-President of Agriliance LLC;
- Andrew Muirhead, who, prior to January 7, 2008, was on sabbatical commencing October 1, 2007 and, prior to that, was Vice-President and Director of Investment Banking at TD Securities Inc.;
- Rex McLennan, who, prior to January 29, 2008, served as Executive Vice-President and Chief Financial Officer for Vancouver 2010 "VANOC", the organizing committee for the 2010 Olympic and Paralympic Winter Games and prior to that, was Executive Vice-President and Chief Financial Officer for Placer Dome Inc;
- Nick Fox, who, prior to July 2007, was Vice-President, Operations, Engineering & Technology at James Richardson International.

At October 31, 2008, the Directors and senior officers of Viterra, as a group, beneficially owned or controlled, directly or indirectly, 2,025,743 Common Shares of the Company, which represents 0.008545% of the total outstanding Common Shares.

The Company initiated a disposition of its hog operations in 2004 through a court supervised process under the *Companies' Creditors Arrangement Act* (Canada). The securities of certain entities that owned and operated these hog operations on behalf of the Company and other shareholders were also cease traded by the Saskatchewan Financial Services Commission. Substantially all of the assets related to these hog operations were sold under the court supervised process in May 2004. Mr. Schmidt served as an officer and/or director of these entities.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee Charter of the Company is attached as "Appendix B". This charter is reviewed annually and the most recent review was conducted in September 2008.

Composition of the Audit Committee

The members of the Audit Committee are Messrs. Anderson, Baker, Hearn, Kitchen, Ruud and Chambers. Mr. Chambers chairs the Audit Committee. The Board of Directors has determined that each is independent and financially literate within the meaning of National Instrument 52-110 *Audit Committees* of the Canadian Securities Administrators.

Relevant Education and Experience

The members of the Audit Committee and their relevant education and experience are as follows:

Member	Relevant Education and Experience	Period as a Committee Member
Ryan Anderson	- Farmer, with experience on other boards of directors - board finance program sponsored by Queen's University School of Business - financial management for effective corporate governance seminar sponsored by the University of Regina - Graduate of the Directors Education Program of Corporate Directors	4 years
Terry Baker	- Farmer, with experience on other boards of directors - Canadian Securities Course and the Canadian Futures exam - Graduate of the Directors Education Program of Corporate Directors	10 months
Thomas Chambers	- Fellow Chartered Accountant - considerable other board and audit committee experience - former Partner with PricewaterhouseCoopers LLP - Graduate of the Directors Education Program of Corporate Directors	2 years
Tim Hearn	- former Chairman, President and CEO of Imperial Oil - considerable other board experience - graduate of University of Manitoba	8 months
Doug Kitchen	- current Manager of Rosenthal Collins - considerable other board experience - former Partner of J.C. Bradford, U.S. securities firm - graduate of Kansas State University with specialties in Agriculture and Business	10 months
Larry Ruud	- current Partner with Meyers Norris Penny LLP - manages farm land - graduate of the University of Alberta, with Master's of Science in Agricultural Economics and a Bachelor of Science degree in Agricultural Economics	10 months

Pre-Approval Policies and Procedures

In June 2005, the Audit Committee adopted a policy regarding the provision of non-audit services by its external auditors. All non-audit engagements to be undertaken by the external auditors must be approved by the Audit Committee after assessing the impact on the external auditors' objectivity and independence.

External Auditor Service Fees

During the past twelve-month period ended October 31, 2008 and the 15-month fiscal period ended October 31, 2007, the Company accrued or paid the following professional fees to its auditors, Deloitte & Touche LLP:

Service	2008 Fees	2007 Fees	Description of Types of Services Rendered
Audit	$1,216,185	$1,211,624	Core audit fees
Audit Related	$274,687	$995,146	Includes work related to quarterly filings, prospectus documents and review of securities filings
Tax	$8,313	$143,876	Includes tax compliance review and other tax planning
All Other Fees	$3,180	$154,437	Services that are not related to the above, including property tax

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Company's Common Shares is Computershare Trust Company of Canada at its principal office in the cities of Toronto, Ontario and Calgary, Alberta.

AUDITORS

Deloitte & Touche LLP, Chartered Accountants, 900, 2103 – 11th Avenue, Regina, Saskatchewan S4P 3Z8 are the external auditors for Viterra.

ADDITIONAL INFORMATION

Additional information, relating to the Company is available on the System for Electronic Document Analysis and Retrieval ("SEDAR") under the Company's name at www.sedar.com and on the Company's website at www.viterra.ca. Additional financial information is contained in the Company's comparative financial statements for the twelve months ended October 31, 2008 and the year ended October 31, 2007 and the Company's Management Discussion and Analysis relating to the same. Additional information, including Directors' and Officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's Management Information Circular dated February 1, 2008 and will be contained in the Company's Management Information Circular for its annual meeting of shareholders that will be held on March 11, 2009. Shareholders may contact the Vice-President, Investor Relations & Corporate Affairs, 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9, telephone (306) 569-4525 or email investor@viterra.ca to request copies of any of the foregoing documents.

APPENDIX A – INTERCORPORATE RELATIONSHIPS

The following list identifies the subsidiaries and other entities that Viterra had a controlling (more than 50%) interest in on November 1, 2008, the percentage voting interest held and the jurisdiction of incorporation.

Subsidiaries and other Entities	Notes	Viterra's Voting Interest	Incorporating Jurisdiction for each Subsidiary
XCan Far East Ltd.		100.00%	Japan
614429 Alberta Inc.		100.00%	Alberta
6116477 Canada Inc.		100.00%	Canada (Federal)
1369570 Alberta Ltd.		100.00%	Alberta
1403795 Alberta Ltd.		100.00%	Alberta
Canadian Pool Agencies Limited		100.00%	Canada (Federal)
Pool Insurance Company		100.00%	Canada (Federal)
Agricore United Holdings Inc.		100.00%	USA (Delaware)
AgPro Grain Holdings (U.S.) Inc.	Note 1		USA (Delaware)
Demeter (1993) Inc.	Note 1		USA (Minnesota)
Unifeed Inc.	Note 1		USA (Montana)
Unifeed Hi-Pro Inc.	Note 1		USA (Texas)

Notes:

1. These entities are owned 100% by Agricore United Holdings Inc.

APPENDIX B

VITERRA INC.

AUDIT COMMITTEE CHARTER

Approved by the Board of Directors Sept. 2008

OBJECTIVES

Primary responsibility for Viterra Inc.'s consolidated financial reporting and control systems is vested in Corporate Management and is overseen by the Audit Committee on behalf of the Board of Directors. The Audit Committee is a standing committee of the Board established to:

1. Regularly report to the full Board to assist the Board in fulfiling its fiduciary responsibilities in regard to financial reporting, internal control systems, relationships with auditors, legal and ethical conduct, and accountability for the use of assets.

2. Ensure that appropriate due diligence has been directed towards the control, accountability, and financial reporting functions of the Company.

3. Communicate effectively with the Board, external auditor, internal auditors, and senior management.

4. Ensure the independence of the external and internal auditors.

5. Fulfil its oversight responsibility relating to risk management processes.

AUTHORITY

The Board of Directors grants the Audit Committee the authority to carry out the specific responsibilities outlined in this Charter, in order to achieve its stated objectives. The Audit Committee shall have access to personnel, documents, records and resources necessary to carry out its responsibilities. The Committee shall have the authority to authorize investigations into any matter within the Committee's scope of responsibilities and is empowered to retain special legal, accounting, or other consultants to advise the Committee.

MEMBERSHIP

The Committee shall be composed of six Directors; all of whom will be Independent Directors (as that phrase is defined in Multilateral Instrument 52-110 of the Canadian Securities Administrators as amended from time to time), selected by the Board on an annual basis. The Board will annually elect one of the Committee members to serve as the Committee Chairperson who has the appropriate level of financial expertise (e.g. accounting designation or professional experience). All members of the Committee must have reasonable knowledge of the agricultural industry and be financially literate (possesses the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that could be reasonably expected to be encountered at the Company), or acquire such financial literacy within a reasonable period of time after appointment to the Committee.

Each member shall be free of any direct or indirect material relationship with the Company that, in the opinion of the Board, would interfere with his or her individual exercise of independent judgement. All members may serve any number of consecutive terms in order to ensure some continuity to the Committee. In the event of mid-term vacancies, the Board will elect replacement directors to complete the term. All decisions require majority approval of the Committee.

MEETINGS/ATTENDANCE/AGENDA

The Committee will meet at least quarterly. A quorum shall consist of four members. The Audit Committee shall determine attendance at all meetings. Meetings may be held in person, by conference telephone call, or by any individual member participating by conference telephone or videoconference.

Meetings may be held at the call of the Chairperson or any member of the Audit Committee or the external auditor of the Company. A meeting of the Audit Committee may be held and duly constituted at any time without notice if all the Audit Committee members are present or, if any be absent, those absent have waived notice or signified their consent in writing to the meeting being held in their absence.

The Chairperson shall, in consultation with management and the auditors, establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to members in sufficient time for study prior to the meeting. Audit Committee members may recommend agenda items subject to approval of the agenda by the Committee.

The Audit Committee will maintain minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors. Minutes of Audit Committee meetings will be circulated to all Board members upon approval by the Committee.

SPECIFIC RESPONSIBILITIES AND DUTIES

A. Annual Information

1. Review the annual consolidated financial statements and recommend their approval to the Board, after discussing with management and the auditors, matters pertaining to:
   - the selection, application, and quality of accounting policies;
   - significant accounting judgements, accruals and estimates; and
   - significant disclosure or presentation issues addressed by management, the external auditor, and the internal auditor during the course of the audit and preparation of the financial statements.

2. Review and recommend for approval by the Board of Directors, the annual Management's Discussion and Analysis (MD&A).

3. Obtain certifications from the Chief Executive Officer and the Chief Financial Officer (and considering the external auditors' comments, if any, thereon) to their knowledge that the audited financial statements, together with any financial information included in the annual MD&A, fairly represent in all material respects the Company's financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings.

4. Review the planning and results of the external audit, including:
   - the engagement letter and projected audit fee;
   - the scope of the audit, including areas of audit risk, timetable, deadlines, materiality limits, extent of internal control testing, and co-ordination with internal audit;
   - various reports issued by the external auditor including the auditor's report
   - all critical accounting policies and practices used,
   - all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management,
   - ramifications of the use of alternative disclosures and treatments,
   - treatment preferred by the external auditors, and
   - any material written communications between the external auditors and management (i.e.; management representation letter, internal control letter, schedule of unadjusted differences); and
   - any errors detected by the audit, how they were resolved with management, and whether they indicate a weakness in the reporting and control system.

5. Review and recommend for approval by the Board of Directors, any news releases dealing with financial issues in accordance with the Company's Disclosure Policy.

6. Review and recommend for approval by the Board of Directors, the Annual Information Form.

B. Interim Financial Information

1. Review and recommend for approval by the Board of Directors, all interim financial statements and management's discussion and analysis that are published or issued to regulatory authorities.

2. The Committee shall obtain reasonable assurance that the process for preparing these statements is reliable and consistent with the process for preparing annual financial statements.

3. Obtain certifications from the Chief Executive Officer and the Chief Financial Officer (and considering the external auditors' comments, if any, thereon) to their knowledge that the quarterly financial statements, together with any financial information included in the quarterly MD&A, fairly represent in all material respects the Company's financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings.

C. Risk Management, Accounting, and Internal Controls

1. Review and evaluate the critical areas of risk and exposure as determined by management for the Company including but not limited to: insurance protection, environmental, health and safety issues, industry factors, treasury/credit including derivatives, counter-party credit risk, and other areas as determined from time to time.

2. Review any emerging accounting issues and their potential impact on the company's financial statements.

3. Review and approve all significant related party transactions.

4. Obtain reasonable assurance from discussions with and/or reports from management, the external auditor, and the internal auditor that the company's accounting systems and internal control systems are reliable, effective, and comply with authorities.

5. Direct the external auditor's examinations to specific areas as deemed necessary by the Committee.

6. Review significant control weaknesses identified by the external and the internal auditor, along with management's response.

7. Review management representations regarding salaries and wages, source deductions, tax obligations and environmental liabilities or judgements.

D. External Auditor Independence

The Audit Committee shall ensure that the External Auditor understands their ultimate accountability to the Board and the Audit Committee, as representatives of the Company's shareholders.

The External Auditor shall report directly to the Audit Committee.

Strengthen and preserve external auditor independence by:

- holding periodic in-camera sessions with the external auditor;
- approving, in advance, all non-audit engagements undertaken by the audit firm for the Company after assessing their impact on the external auditor's objectivity and independence;
- assessing the performance of the external auditor and developing resolutions related to the reappointment or any proposed change in external auditors to the Annual Meeting of Shareholders;
- discussing with management and the external auditors, the rotation plan (including the timing and process for implementing the plan) for all of the audit partners active on the engagement;
- reviewing the co-operation received by the external auditor from management;
- receiving from the external auditor a letter which summarizes the non-audit services provided during the year and declaring their independence from the Company;
- ensuring the establishment of policies relating to the Company's hiring of employees or former employees of the external auditor if such individuals have participated in the audit of the Company, as required by law; and
- reviewing a report from the external auditor describing:
  - the firm's internal quality control procedures; and
  - all relationships between the external auditor and the Company.

E. Internal Audit

1. Strengthen and preserve the independence of Internal Audit by having regular in-camera sessions with the Internal Auditor.

2. Approve the appointment, replacement, reassignment, or dismissal of the Director of Audit Services.

3. Review and evaluate the scope, risk assessment, and nature of the internal audit plan and any subsequent changes, including linkage to business objectives and management's success and risk factors.

4. Consider and review the following issues with management and the Director of Audit Services:
   - significant findings of internal audit as well as management's response to them
   - any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information
   - the internal audit department budget and staffing
   - the internal audit charter
   - compliance with *The IIA's Standards for the Professional Practice of Internal Auditing*

5. Direct Internal Audit to any specific areas the Committee deems necessary.

6. Review the annual performance and compensation of the Director of Audit Services.

F. Ethical and Legal Conduct

1. Review and evaluate the adequacy of systems and practices in place to provide reasonable assurance of compliance with laws, regulations, and standards of ethical conduct, with respect to the financial affairs of the Company.

2. Receive and review updates from management and general counsel on compliance matters and litigation claims or other contingencies that could have a significant impact on the financial position or operating results of the Company.

3. Establish procedures for:
   (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and
   (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

4. Require reporting of all fraudulent and illegal acts to the Committee along with management's response to them.

G. Other

1. Annually review the Audit Committee Charter and recommend appropriate changes to the Board of Directors.

2. Annually self-assess whether the Audit Committee has carried out the responsibilities defined in the Audit Committee Charter and report these results to the Board of Directors.

3. Arrange for disclosure of or appropriate access to the Audit Committee Charter for all shareholders of the Company including posting the Charter on the Company's website.

4. The Audit Committee will undertake development and education activities as deemed appropriate.

5. Annually review management's succession plans for financial and auditing staff, and approve the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

6. Hold in-camera sessions on a quarterly basis and at the discretion of the Chair.

7. Perform any other activities consistent with this Charter, the Company's bylaws and governing law, as the Committee or Board deems necessary or appropriate.

8. Review and evaluate management's disaster recovery and business resumption plans including the results of testing those plans.

9. Annually review the Company's disclosure controls and procedures and submit any recommended revisions to the Nominating/Corporate Governance Committee for review and approval.

RECEIVED

VITERRA™

For Immediate Release
January 20, 2009
Regina, Saskatchewan
Listed: VT:TSX

Viterra Announces Record Performance in Fiscal 2008

Strong fundamental demand for Canadian agricultural ingredients along with continued improvements in operating efficiencies throughout the Company's value chain resulted in a record performance in 2008. Viterra generated net income of $288.3 million for the year ($1.31 earnings per share), up sharply from $116.5 million ($0.84 earnings per share) earned during the same period in 2007.

For the year ended October 31, 2008, Viterra generated EBITDA (earnings before interest, taxes, amortization, gain (loss) on disposal of assets, integration expenses and recovery of (provision for) pension settlement) of $532.6 million, an increase of $266.8 million compared to the same 12-month period of 2007. Higher gross margins and increased efficiencies in the Grain Handling and Marketing, Agri-products and Agri-food Processing segments were the main drivers for improved earnings in 2008.

Mayo Schmidt, President and Chief Executive Officer, commented on the significant earnings improvements, "Our continued focus on operational excellence, together with our integration efforts led to record performance this year. We successfully completed the integration of Agricore United and its subsidiaries. In fact, as of October 31, 2008, we delivered a total of $110 million in synergies and are confident that we will achieve a full run rate of $116 million by January 31, 2009. Productivity gains achieved through the integration, along with our focus on continuous improvements throughout the entire value-added chain had an extremely positive impact on our financial results for 2008".

With Viterra's change to its fiscal year-end last year, the 2007 results include performance for a 15-month period ended October 31, 2007. To assist with comparability, management has focused its discussion in this release on the comparative 12-month periods and the related quarters ended October 31, 2008 and 2007, respectively. **Please note that Viterra's Annual Consolidated Financial Statements, Notes and Management's Discussion and Analysis ("MD&A") will be filed on SEDAR and available on the Company's website (www.viterra.ca) later today.** A conference call is scheduled for 10:30 am EST tomorrow morning. Details are available on Viterra's website, under News Releases.

Fourth Quarter Consolidated Results

The Grain Handling and Marketing, Agri-products, Agri-food Processing and the Financial Products segments drove higher sales in the most recent quarter relative to the comparable quarter of the prior year. Consolidated sales for the quarter increased $430.9 million to $1.7 billion in 2008 and contributed to further improvements in gross margins, which rose $43.1 million to $223.4 million for the quarter.

Consolidated EBITDA for the quarter improved by $38.0 million to $100.3 million.

Consolidated net earnings were $46.8 million ($0.20 per share), compared to net earnings of $0.8 million in the same quarter of the prior year ($0.00 per share).

Viterra generated cash flow provided by operations of $73.1 million ($0.31 per share) for the three months ended October 31, 2008, compared to $39.2 million ($0.19 per share) in the same three months of 2007.

Fourth Quarter Operating Highlights *(in thousands - except percentages, margins and per share amounts)* *For the three months ended October 31* *(Unaudited)*		**2008**		2007 [1]		*Better (Worse)*
Operating Results						
Sales and other operating revenues	$	**1,716,818**	$	1,285,908	$	*430,910*
Gross profit and net revenues from services	$	**223,432**	$	180,317	$	*43,115*
Operating, general and administrative expenses	$	**(123,174)**	$	(118,039)	$	*(5,135)*
EBITDA	$	**100,258**	$	62,278	$	*37,980*
Amortization	$	**(30,226)**	$	(32,281)	$	*2,055*
EBIT	$	**70,032**	$	29,997	$	*40,035*
Integration expenses	$	**(2,358)**	$	(11,077)	$	*8,719*
Gain (loss) on disposal of assets	$	**(206)**	$	2,481	$	*(2,687)*
Financing expenses	$	**(6,271)**	$	(14,151)	$	*7,880*
Net earnings	$	**46,790**	$	842	$	*45,948*
Basic and diluted earnings per share	$	**0.20**	$	-	$	*0.20*
Cash flow before working capital changes	$	**73,131**	$	39,175	$	*33,956*
Cash flow per share - basic and diluted	$	**0.31**	$	0.19	$	*0.12*
Property, plant and equipment expenditures	$	**(20,409)**	$	(8,217)	$	*(12,192)*
Grain Handling and Marketing Segment						
Gross profit and net revenues from services	$	**108,727**	$	112,353	$	*(3,626)*
EBITDA	$	**70,091**	$	62,414	$	*7,677*
Sales and other operating revenues	$	**1,182,716**	$	963,877	$	*218,839*
[A] Industry receipts - six major grains *(tonnes)*		**8,526**		8,521		*5*
Industry shipments - six major grains *(tonnes)*		**8,276**		8,733		*(457)*
[B] Primary elevator receipts - six major grains *(tonnes)*		**3,684**		3,748		*(64)*
Primary elevator shipments - *(tonnes)*		**3,466**		4,367		*(901)*
Six Major Grains		**3,310**		4,219		*(909)*
Industry terminal handle - six major grains *(tonnes)*		**5,741**		6,933		*(1,192)*
Port terminal receipts (tonnes)		**2,083**		2,640		*(557)*
Market share (%) - Country Receipts [B]/[A]		**43.2%**		44.0%		*(0.8 pt)*
Margin *($ per grain tonne shipped)*	$	**31.37**	$	25.73	$	*5.64*
Agri-products Segment						
Gross profit and net revenue from services	$	**89,789**	$	41,979	$	*47,810*
EBITDA	$	**44,033**	$	9,214	$	*34,819*
Sales and other operating revenues	$	**308,072**	$	172,836	$	*135,236*
Fertilizer *	$	**228,087**	$	126,779	$	*101,308*
Crop Protection	$	**40,992**	$	26,385	$	*14,607*
Seed	$	**1,588**	$	1,612	$	*(24)*
Equipment sales and other revenue	$	**37,405**	$	18,060	$	*19,345*
Average Margin		**29.1%**		24.3%		*4.8 pt*
Agri-food Processing Segment						
Gross profit and net revenues from services	$	**8,418**	$	7,029	$	*1,389*
EBITDA	$	**7,140**	$	6,047	$	*1,093*
Sales and other operating revenues	$	**54,187**	$	49,271	$	*4,916*
Tonnes sold		**80**		106	$	*(26)*
Margin per tonne	$	**105.23**	$	66.31	$	*39*
Livestock Feed and Services Segment						
Gross profit and net revenues from services	$	**11,077**	$	14,947	$	*(3,870)*
EBITDA	$	**(7,920)**	$	2,532	$	*(10,452)*
Sales and other operating revenues	$	**181,751**	$	108,529	$	*73,222*
Feed sales *(tonnes)*		**501**		374		*127*
Feed margin *($ per feed tonne sold)*	$	**38.86**	$	48.17	$	*(9.31)*
Non-feed gross profit and net revenue from services	$	**(8,390)**	$	(3,068)	$	*(5,322)*
Financial Products Segment						
EBITDA	$	**3,907**	$	3,216	$	*691*
Corporate Expenses						
EBITDA	$	**(16,993)**	$	(21,145)	$	*4,152*

[1] As restated, see note 2(p) of the Consolidated Financial Statements

* *Consolidated sales from retail operations and Westco third party sales*

Higher OG&A expenses for the fourth quarter of 2008 were partially offset by consolidated pension and other post employment benefit income of $20.4 million. While there were actuarial losses on assets during 2008 due to the downturn in financial markets, pension plan accounting requires that gains and losses are effectively smoothed over future periods, beginning in the following period. The actuarial losses in 2008 will not begin to impact the Company's income directly until 2009 (see Note 16 of the Consolidated Financial Statements and Section 13 of the Annual MD&A).

Management currently estimates quarterly pension payments of $5.6 million in 2009, up from quarterly payments of $1.5 million in 2008. The estimated increase in payments is primarily the result of a reduction in the fair value of plan assets during the year. Funding requirements may increase or decrease depending upon future actuarial valuations.

Corporate expenses for the quarter were $17.0 million (2007 - $21.1 million) and reflect cost synergies realized from the acquisition of AU, partially offset by higher wages, salaries and costs related to the Company's new employee share purchase plan, short-term incentive accruals and $1.1 million of pension income.

Amortization expenses of $30.2 million for the quarter decreased by $2.1 million compared to the same quarter in 2007, reflecting changes in accounting estimates to the useful lives of certain capital assets.

Consolidated EBIT (earnings before interest, taxes, gain (loss) on disposal of assets, integration expenses and recovery of (provision for) pension settlement) for the Company increased by $40.0 million to $70.0 million for the three months ended October 31, 2008, compared to EBIT of $30.0 million for the comparable period of 2007.

Financing costs were $6.3 million for the quarter, down $7.9 million from the comparable period last year, mainly due to decreased levels of short-term borrowings and lower interest rates on the Company's debt facilities as well as interest income generated on the Company's short-term investments.

Fourth Quarter Segment Results

In the Grain Handling and Marketing segment, EBITDA for the fourth quarter of 2008 increased by $7.7 million to $70.1 million, reflecting higher margins per tonne and lower OG&A expenses which included $13.8 million of pension income.

Viterra shipped 3.5 million tonnes in the fourth quarter, 0.9 million tonnes less than the same period a year ago. This was due to a 0.5 million tonne decline in industry shipments coupled with a lower Viterra share of industry shipments compared to the same quarter of 2007. Market share for the Company was 43.2%, compared to 44.0% in last year's fourth quarter.

Grain margins improved by 21.9% over the same period last year to $31.37 per tonne, reflecting operational efficiencies in the value chain related to freight incentives, handling, cleaning, drying, and blending opportunities that were accentuated by unprecedented commodity prices in 2008, as well as improvements to merchant margins and synergies resulting from efficiencies achieved through the acquisition of AU.

Agri-products sales rose $135.2 million to $308.0 million during the quarter. The increase was due largely to higher fertilizer prices, offset in part by lower volumes. World fertilizer prices began declining during the latter part of the quarter, prompting producers to delay fertilizer purchases in anticipation of possible lower prices in coming periods. Additionally, excessive moisture levels in parts of Western Canada and a later harvest this fall also led to reduced applications of anhydrous ammonia.

Gross margin in the Agri-products segment remained strong during the quarter, increasing $47.8 million to $89.8 million. Additionally, in accordance with Generally Accepted Accounting Principles ("GAAP"), management estimates the value of its inventory each period at the lower of cost and net realizable value. Gross margin includes an inventory write-down of $24.0 million to reflect the net realizable value of the Company's fertilizer inventory as at October 31, 2008. Excluding the inventory write-down, the net increase in gross margin compared to the prior quarter was $71.8 million.

Overall, Agri-products EBITDA improved by $34.8 million to $44.0 million in the quarter, compared to the same period in 2007, a result of higher gross profit offset, in part, by a $13.0 million increase in OG&A expenses. Higher OG&A expenses reflect an asset retirement obligation charge of $9.9 million, partly offset by $5.5 million of pension income. The balance of additional OG&A expenses reflected additional wages and costs related to the Company's new employee share purchase plan and short-term incentive accruals, offset in part by cost synergies realized during the period.

In the Company's Agri-food Processing segment, sales for the fourth quarter were $54.2 million, 10.0% higher than the $49.3 million reported in the same quarter ended October 31, 2007. Prairie Malt benefited mainly from improved margins on higher selling prices while Can-Oat's margins improved due to higher sales prices and improved yields.

EBITDA from this segment of $7.1 million improved by 18.1% for the quarter ended October 31, 2008, compared to the same period in 2007, due to improved commodity prices and margins, offset partially by lower volumes and higher operating expenses.

Livestock Feed and Services had an EBITDA loss of $7.9 million for the fourth quarter of 2008. Although Feed sales of $181.8 million for the quarter were $73.2 million higher than the same period last year and gross profit on feed was $19.5 million (2007 - $18.0 million), results also included an $8.4 million loss in non-feed gross profit, which includes a further provision of $5.7 million related to the Puratone investment and losses attributable to the Company's equity share in that investment. The loss and write-off of this investment reflect the downturn in the hog market. As of October 31, 2008, Viterra does not have any further financial exposure to Puratone.

In addition, the Livestock Feed and Services had $4.2 million in losses, which resulted when the Company settled a number of existing contractual obligations with several hog producers. Viterra does not have any further exposure to hog production, but will continue to supply feed to the industry.

Financial Products added an additional $3.9 million of EBITDA for the quarter. This compares to EBITDA of $3.2 million for the same period last year and reflects a larger portfolio value, a result of the expanded credit base and higher sales values in 2008.

Fiscal 2008 Consolidated Results

A summary of the Company's annual consolidated operating results for 2008 follows:

Selected Consolidated Financial Information *(in thousands - except percentages and per share amounts)*	**Actual 12 Months ended Oct 31, 2008**	Actual 12 Months ended Oct 31, 2007 [1,2]	*Better (Worse)*	**Actual 12 Months ended Oct 31, 2008**	Actual 15 Months ended Oct 31, 2007 [2]	*Better (Worse)*
Sales and other operating revenues	**$ 6,777,566**	$ 3,535,174	*$ 3,242,392*	**$ 6,777,566**	$ 3,875,816	*$ 2,901,750*
Gross profit and net revenues from services	**$ 1,026,831**	$ 594,194	*$ 432,637*	**$ 1,026,831**	$ 643,826	*$ 383,005*
Operating, general and administrative expenses	**(494,227)**	(328,372)	*(165,855)*	**(494,227)**	(375,828)	*(118,399)*
EBITDA	**532,604**	265,822	*266,782*	**532,604**	267,998	*264,606*
Amortization	**(106,832)**	(62,940)	*(43,892)*	**(106,832)**	(70,391)	*(36,441)*
EBIT	**425,772**	202,882	*222,890*	**425,772**	197,607	*228,165*
Integration expenses	**(14,622)**	(20,029)	*5,407*	**(14,622)**	(20,029)	*5,407*
Recovery of (provision for) pension settlement	**3,356**	(5,000)	*8,356*	**3,356**	(5,000)	*8,356*
Gain on disposal of assets	**1,263**	35,234	*(33,971)*	**1,263**	35,287	*(34,024)*
Financing expenses	**(37,785)**	(33,994)	*(3,791)*	**(37,785)**	(36,178)	*(1,607)*
	377,984	179,093	*198,891*	**377,984**	171,687	*206,297*
Provision for corporate taxes						
Current portion	**(19,422)**	(2,540)	*(16,882)*	**(19,422)**	(2,617)	*(16,805)*
Future portion	**(70,280)**	(60,058)	*(10,222)*	**(70,280)**	(57,709)	*(12,571)*
Net earnings	**$ 288,282**	$ 116,495	*$ 171,787*	**$ 288,282**	$ 111,361	*$ 176,921*
Earnings per share	**$ 1.31**	$ 0.84	*$ 0.47*	**$ 1.31**	$ 0.86	*$ 0.45*

[1] These results reflect the actual unaudited consolidated results for the Company for the period November 1, 2006 to October 31, 2007 to align the Company's new fiscal period and are provided for comparative purposes only. These results include the results from the operations of Agricore United effective May 29, 2007 (the date of acquisition).

[2] As restated, see Note 2 (p) of the Consolidated Financial Statements

Consolidated sales for the year increased $3.2 billion to $6.8 billion in 2008 and contributed to further improvements in gross margins, which rose to $1.0 billion, compared to $0.6 billion last year. Annual sales and margins benefited from a combination of improved grain volumes, strong commodity prices, and the contribution from the Agricore United ("AU") assets which were acquired mid-way through 2007.

OG&A expenses were $494.3 million for the 12 months ended October 31, 2008, $165.9 million higher than the comparable period last year, offset in part by $19.9 million in consolidated pension and other post employment benefit income, as noted earlier.

For the year ended October 31, 2008, Viterra generated EBITDA of $532.6 million, an increase of $266.8 million compared to the same 12-month period of 2007. Higher gross margins and increased efficiencies in the Grain Handling and Marketing, Agri-products and Agri-food Processing segments were the main drivers for improved earnings in 2008.

EBIT was more than double the same period last year at $425.8 million, reflecting strong market fundamentals, and solid operating performance in the Company's primary businesses, described in more detail in the following pages.

Financing expenses were $37.8 million for the year, net of $18.8 million of interest income and a $7.6 million Canadian Wheat Board ("CWB") carrying charge recovery. Financing expenses were $34.0 million in the same period of 2007, after $2.7 million of interest income and a $4.1 million CWB carrying charge recovery. After adjusting for interest income and recoveries, financing expenses increased by $29.7 million to $70.5 million in 2008 reflecting higher debt levels required to finance AU. A portion of the increase also relates to more short-term borrowings and higher working capital levels that were required to finance elevated agri-product inventories to support the larger retail network.

For the year ended October 31, 2008, the Company recorded a net recovery of $3.4 million on its pension settlement with respect to the Saskatchewan Wheat Pool/GSU Pension Plan. The Company reversed a $20.0 million provision, ($15.0 million in fiscal 2006 and $5.0 million in fiscal 2007) which reflected management's best estimate of the potential liability at the time. The initial $16.6 million funding requirement was expensed in 2008, resulting in a net recovery of $3.4 million for the year.

Viterra recorded a net corporate income tax provision of $89.7 million in the 12-month period ended October 31, 2008, compared to a provision of $62.6 million in the same period of 2007. The 2008 provision includes:

- A $21.3 million recovery for an adjustment to the Company's future income tax balances as a result of the impact of federal tax reductions that were substantively enacted this year,
- a recovery of $5.0 million for the successful appeal of a federal tax reassessment of its 1997 taxation year, and
- an additional $1.8 million gain for the impact of the non-taxable portion of the related interest recovery.

Excluding the above adjustments, the effective tax rate in 2008 was 31.2%, compared to 35.0% for the same period last year.

As at October 31, 2008, the Company still had $111.3 million of loss carry forwards outstanding to shelter future income taxes payable. The Company expects to fully utilize these losses by the end of fiscal 2009.

Cash flow provided by operations for the 12 months ended October 31, 2008 increased $244.5 million to $456.3 million ($2.08 per share compared to $1.53 per share in the comparable period last year). The improvement reflects higher EBITDA and lower integration costs, partially offset by increased cash financing costs and current income taxes.

Cash Flow Provided by (Used in) Operating Activities *(in thousands)*	**Actual 12 Months ended Oct 31, 2008**	Actual 12 Months ended Oct 31, 2007 [1]	*Better (Worse)*	**Actual 12 Months ended Oct 31, 2008**	Actual 15 Months ended Oct 31, 2007	*Better (Worse)*
Net earnings	**$ 288,282**	$ 116,495	*$ 171,787*	**$ 288,282**	$ 111,361	*$ 176,921*
Adjustments for items not involving cash	**167,984**	95,225	*72,759*	**167,984**	101,107	*66,877*
Cash flow provided by operations *	**$ 456,266**	$ 211,720	*$ 244,546*	**$ 456,266**	$ 212,468	*$ 243,798*
Changes in non-cash working capital items	**(172,545)**	(152,549)	*(19,996)*	**(172,545)**	(158,430)	*(14,115)*
Cash flow provided by (used in) operating activities	**$ 283,721**	$ 59,171	*$ 224,550*	**$ 283,721**	$ 54,038	*$ 229,683*
Free Cash Flow *						
Cash flow provided by operations *	**$ 456,266**	$ 211,720	*$ 244,546*	**$ 456,266**	$ 212,468	*$ 243,798*
Property, plant and equipment expenditures	**(55,583)**	(114,884)	*59,301*	**(55,583)**	(127,255)	*71,672*
Free Cash Flow	**$ 400,683**	$ 96,836	*$ 303,847*	**$ 400,683**	$ 85,213	*$ 315,470*

[1] These results reflect the actual unaudited consolidated results for the Company for the period November 1, 2006 to October 31, 2007 to align the Company's new fiscal period and are provided for comparative purposes only. These results include the results from the operations of Agricore United effective May 29, 2007 (the date of acquisition).

** See Non-GAAP Measures below*

Free cash flow (cash flow provided by operations less capital expenditures and prior to changes in non-cash working capital) for the year increased by $303.8 million to $400.7 million from the comparable period of the prior year.

Long-term debt (including the current portion) was $610.1 million at October 31, 2008, up $298.9 million from the $311.2 million reported at the same time last year. The increase is attributable to a new $400 million, five-year term credit facility ("Long-term Facility") that was secured on May 15, 2008. At October 31, 2008, the Company had drawn approximately $300 million. Subsequent to year-end, the Company drew the remaining $100 million in Canadian funds.

Key Financial Information * *(in thousands - except percentages, pts and ratios)*	**As at October 31, 2008**	As at October 31, 2007 [1]	*Better (Worse)*
Funded Debt, Net of Cash and Cash Equivalents	**$ (41,153)**	$ 599,526	*$ 640,679*
EBITDA	**$ 532,604**	$ 265,822	*$ 266,782*
Ratios			
Current Ratio	**2.53 x**	1.34 x	*1.19 x*
Total Debt-to-Capital	**22.2%**	31.0%	*8.8 pt*
Long-Term Debt-to-Capital	**21.6%**	14.6%	*(7.0 pt)*

** See Non-GAAP Measures below*

[1] As restated, see Note 2 (p) of Consolidated Financial Statements

Short-term borrowings decreased $334.8 million to $17.8 million at October 31, 2008, compared to $352.5 million reported in the prior year reflecting the repayment of the Company's bridge facility as well as the pay down of short-term borrowings from cash flow provided by operations.

Fiscal 2008 Segment Results

The following table provides a breakdown of EBITDA by operating segment:

Breakdown of EBITDA By Segment *(in thousands)*	Actual 12 Months ended Oct 31, 2008	Actual 12 Months ended Oct 31, 2007 [1,2]	*Better (Worse)*	Actual 12 Months ended Oct 31, 2008	Actual 15 Months ended Oct 31, 2007 [2]	*Better (Worse)*
Grain Handling and Marketing	$ 299,297	$ 170,697	$ 128,600	$ 299,297	$ 182,224	$ 117,073
Agri-products	276,863	124,033	152,830	276,863	119,761	157,102
Agri-food Processing	29,029	18,224	10,805	29,029	21,322	7,707
Livestock Feed and Services	(6,086)	5,459	(11,545)	(6,086)	5,459	(11,545)
Financial Products	8,846	3,895	4,951	8,846	3,895	4,951
Corporate	(75,345)	(56,486)	(18,859)	(75,345)	(64,663)	(10,682)
	$ 532,604	$ 265,822	$ 266,782	$ 532,604	$ 267,998	$ 264,606

[1] These results reflect the actual unaudited consolidated results for the Company for the period November 1, 2006 to October 31, 2007 to align the Company's new fiscal period and are provided for comparative purposes only. These results include the results from the operations of Agricore United effective May 29, 2007 (the date of acquisition).

[2] As restated, see Note 2 (p) of Consolidated Financial Statements

Grain Handling and Marketing *(in thousands - except percentages & margins)*		Actual 12 Months ended Oct 31, 2008	Actual 12 Months ended Oct 31, 2007 [1,2]	*Better (Worse)*	Actual 12 Months ended Oct 31, 2008	Actual 15 Months ended Oct 31, 2007 [2]	*Better (Worse)*
Gross profit and net revenues from services		**$ 473,657**	$ 317,427	*$ 156,230*	**$ 473,657**	$ 356,416	*$ 117,241*
Operating, general and administrative expenses		**(174,360)**	(146,730)	*(27,630)*	**(174,360)**	(174,192)	*(168)*
EBITDA		**299,297**	170,697	*128,600*	**299,297**	182,224	*117,073*
Amortization		**(41,531)**	(27,084)	*(14,447)*	**(41,531)**	(30,259)	*(11,272)*
EBIT		**$ 257,766**	$ 143,613	*$ 114,153*	**$ 257,766**	$ 151,965	*$ 105,801*
Operating Highlights							
Total sales and other operating revenue		**$ 4,299,496**	$ 2,279,641	*$ 2,019,855*	**$ 4,299,496**	$ 2,501,334	*$ 1,798,162*
[A] Industry receipts - six major grains *(tonnes)*		**31,347**	33,131	*(1,784)*	**31,347**	41,676	*(10,329)*
Industry shipments - six major grains *(tonnes)*		**31,513**	33,625	*(2,112)*	**31,513**	42,230	*(10,717)*
[B] Primary elevator receipts *(tonnes)* *		**13,613**	11,269	*2,344*	**13,613**	13,400	*213*
Primary elevator shipments (tonnes)		**14,699**	12,491	*2,208*	**14,699**	14,569	*130*
Six Major Grains		**13,650**	12,057	*1,593*	**13,650**	14,093	*(443)*
Industry terminal handle - six major grains *(tonnes)*		**20,551**	22,616	*(2,065)*	**20,551**	28,877	*(8,326)*
Port Terminal receipts *(tonnes)*		**7,719**	7,711	*8*	**7,719**	9,153	*(1,434)*
Vancouver		**4,240**	4,094	*146*	**4,240**	4,714	*(474)*
Thunder Bay		**2,123**	2,148	*(25)*	**2,123**	2,665	*(542)*
Prince Rupert Grain *(Company share)*		**1,356**	1,469	*(113)*	**1,356**	1,774	*(418)*
Market share *(%)* - Country Receipts *	[B]/[A]	**43.4%**	34.0%	*9.4 pt*	**43.4%**	32.2%	*11.2 pt*
Margin *($ per grain tonne shipped)*		**$ 32.22**	$ 25.41	*$ 6.81*	**$ 32.22**	$ 24.46	*$ 7.76*
Licensed storage capacity *(tonnes)* **							
- Industry		**5,312**	5,196	*2.2%*	**5,312**	5,196	*2.2%*
- Company ***		**1,868**	***	***	**1,868**	***	***
Inventory turns *(shipments divided by capacity)*							
- Industry		**5.93 x**	6.47 x	*(0.54) x*	**5.93 x**	6.50 x	*(0.57) x*
- Company		**7.87 x**	***	***	**7.87 x**	***	***

[1] These results reflect the actual unaudited consolidated results for the Company for the period November 1, 2006 to October 31, 2007 to align the Company's new fiscal period and are provided for comparative purposes only. These results include the results from the operations of Agricore United effective May 29, 2007 (the date of acquisition).

[2] As restated, see Note 2 (p) of Consolidated Financial Statements

** Represents six major grains*

*** CGC's Dec. 28, 2007 edition of Grain Elevators in Canada - updated to include new builds, expansions & closures*

**** Comparatives for the 12 months ended October 31, 2007 are not meaningful because of the acquisition of AU on May 29, 2007.*

Grain shipments for the 12 months ended October 31, 2008 increased to 14.7 million tonnes compared to 12.5 million tonnes for the same period of the prior year.

Gross margins for the Grain Handling and Marketing segment improved by $6.81 to $32.22 per tonne compared to $25.41 per tonne in the prior year. This increase reflects synergies resulting from the integration of predecessor companies as well as operational efficiencies related to freight and logistics incentives, handling, cleaning, drying and blending, and inventory management improvements. The higher commodity prices experienced in 2008 accentuated the Company's blending gains, while the Company realized higher merchandising margins through the management of additional volumes of open market grains and specialty crops.

OG&A expenses for the Grain Handling and Marketing segment increased by $27.6 million to $174.4 million reflecting incremental wages, salaries, benefits, insurance, utilities, and other facilities costs associated with the larger grain elevator network, net of realized costs synergies. OG&A expenses for the year were reduced by $14.0 million of pension income.

EBITDA for the Grain Handling and Marketing segment improved by $128.6 million to $299.3 million compared to $170.7 million for the same 12-month period of 2007.

Agri-products *(in thousands - except percentages)*	**Actual 12 Months ended Oct 31, 2008**	**Actual 12 Months ended Oct 31, 2007 [1]**	*Better (Worse)*	**Actual 12 Months ended Oct 31, 2008**	Actual 15 Months ended Oct 31, 2007	*Better (Worse)*
Gross profit and net revenues from services	$ **437,613**	$ 219,176	$ *218,437*	$ **437,613**	$ 225,206	$ *212,407*
Operating, general and administrative expenses	**(160,750)**	(95,143)	*(65,607)*	**(160,750)**	(105,445)	*(55,305)*
EBITDA	**276,863**	124,033	*152,830*	**276,863**	119,761	*157,102*
Amortization	**(48,217)**	(25,551)	*(22,666)*	**(48,217)**	(28,341)	*(19,876)*
EBIT	$ **228,646**	$ 98,482	$ *130,164*	$ **228,646**	$ 91,420	$ *137,226*
Operating Highlights						
Sales and other operating revenues	$ **1,686,278**	$ 934,622	$ *751,656*	$ **1,686,278**	$ 983,449	$ *702,829*
Fertilizer *	$ **1,011,944**	$ 475,669	$ *536,275*	$ **1,011,944**	$ 508,909	$ *503,035*
Crop Protection	$ **416,811**	$ 342,117	$ *74,694*	$ **416,811**	$ 352,484	$ *64,327*
Seed	$ **174,475**	$ 65,694	$ *108,781*	$ **174,475**	$ 66,190	$ *108,285*
Equipment sales and other revenue	$ **83,048**	$ 51,142	$ *31,906*	$ **83,048**	$ 55,866	$ *27,182*
Margin *(% of Sales)*	**26.0%**	23.5%	*2.5 pt*	**26.0%**	22.9%	*3.1 pt*

[1] *These results reflect the actual unaudited consolidated results for the Company for the period November 1, 2006 to October 31, 2007 to align the Company's new fiscal period and are provided for comparative purposes only. These results include the results from the operations of Agricore United effective May 29, 2007 (the date of acquisition).*

* *Consolidated sales from retail operations and Westco*

Agri-product sales were up significantly in 2008, increasing by $751.7 million to $1.7 billion for the 12 months ended October 31, 2008 compared to the same period of 2007. Sales for the prior year exclude seven months (November 1, 2006 to May 31, 2007) of pre-acquisition sales attributable to AU and the additional 57% ownership in Westco, the Company's fertilizer wholesaler and distributor. The 2008 figures represent a full year of sales. The increase also reflects higher retail sales among all product lines. Fertilizer and seed product lines posted the largest increases of $536.3 million and $108.8 million, respectively, due to higher prices and volumes.

Fertilizer sales were $1.0 billion for the year compared to $475.7 million for the same period of 2007. Higher fertilizer prices and additional volumes sold through the Company's expanded network contributed to this increase. Fertilizer prices increased dramatically during the first part of the year due to tight world supplies, significant reductions in exports from China and increased demand from India, Brazil, and the United States. Domestically, higher grain and oilseed prices drove greater demand as producers purchased additional fertilizer volumes to maximize the yield potential of their crops.

Gross margins were $437.6 million for the year, $218.4 million higher than the previous year's period. This year's gross margins include the inventory write-down of the Company's fertilizer inventory, noted earlier. Excluding the inventory write-down, the net increase in gross margin compared to the prior year was $242.4 million.

OG&A expenses increased by $65.6 million during the year to $160.8 million. Incremental costs for the year reflect increased wages, salaries, benefits, insurance, utilities, and other facilities costs associated with the expanded retail network as well as the increased ownership interest in Westco, net of realized costs synergies. A portion of the increase also represents costs necessary to support the Company's integration efforts during the year, the new employee share purchase plan and short-term incentive accruals, and a $9.9 million asset retirement obligation charge. OG&A expenses for the year were net of $5.1 million of pension income.

The Agri-products segment generated EBITDA of $276.9 million, an increase of $152.8 million over the same 12-month period last year.

Agri-food Processing *(in thousands - except percentages and margins)*	**Actual 12 Months ended Oct 31, 2008**	Actual 12 Months ended Oct 31, 2007 [1]	*Better (Worse)*	**Actual 12 Months ended Oct 31, 2008**	Actual 15 Months ended Oct 31, 2007	*Better (Worse)*
Gross profit and net revenues from services	$ **35,948**	$ 25,576	*40.6%*	$ **35,948**	$ 30,189	*19.1%*
Operating, general and administrative expenses	**(6,919)**	(7,352)	*5.9%*	**(6,919)**	(8,867)	*22.0%*
EBITDA	**29,029**	18,224	*59.3%*	**29,029**	21,322	*36.1%*
Amortization	**(5,842)**	(6,241)	*6.4%*	**(5,842)**	(7,727)	*24.4%*
EBIT	$ **23,187**	$ 11,983	*93.5%*	$ **23,187**	$ 13,595	*70.6%*
Operating Highlights						
Sales and other operating revenues	$ **198,312**	$ 166,861	*18.8%*	$ **198,312**	$ 203,495	*(2.5%)*
Tonnes sold	**330**	342	*(3.5%)*	**330**	423	*(22.0%)*
Margin per tonne	$ **108.93**	$ 74.78	*45.7%*	$ **108.93**	$ 71.37	*52.6%*

[1] *These results reflect the actual unaudited consolidated results for the Company for the period November 1, 2006 to October 31, 2007 to align the Company's new fiscal period and are provided for comparative purposes only. These results include the results from the operations of Agricore United effective May 29, 2007 (the date of acquisition).*

Sales in the Company's Agri-food Processing segment were $198.3 million for the year, an 18.8% increase over the prior year, while EBITDA rose to $29.0 million, a 59.3% increase compared to the 12 months ended October 31, 2007. The improvements were due to stronger demand for products sold by both Prairie Malt and Can-Oat Milling.

Livestock Feed and Services *(in thousands - except percentages and margins)*	**Actual 12 Months ended Oct 31, 2008**	Actual 12 Months ended Oct 31, 2007 [1]	*Better (Worse)*	**Actual 12 Months ended Oct 31, 2008**	Actual 15 Months ended Oct 31, 2007	*Better (Worse)*
Gross profit and net revenues from services	$ **66,065**	$ 25,788	*$ 40,277*	$ **66,065**	$ 25,788	*$ 40,277*
Operating, general and administrative expenses	**(72,151)**	(20,329)	*(51,822)*	**(72,151)**	(20,329)	*(51,822)*
EBITDA	**(6,086)**	5,459	*(11,545)*	**(6,086)**	5,459	*(11,545)*
Amortization	**(10,239)**	(3,889)	*(6,350)*	**(10,239)**	(3,889)	*(6,350)*
EBIT	$ **(16,325)**	$ 1,570	*$ (17,895)*	$ **(16,325)**	$ 1,570	*$ (17,895)*
Operating Highlights						
Feed sales *(tonnes)*	**1,887**	627	*1,260*	**1,887**	627	*1,260*
Feed sales and other operating revenues	$ **604,404**	$ 164,697	*$ 439,707*	$ **604,404**	$ 164,697	*$ 439,707*
Non-feed sales and other operating revenues	$ **21,543**	$ 17,262	*$ 4,281*	$ **21,543**	$ 19,247	*$ 2,296*
Feed margin *($ per feed tonne sold)*	$ **42.99**	$ 44.44	*$ (1.45)*	$ **42.99**	$ 41.28	*$ 1.71*
Non-feed gross profit and net revenue from services	$ **(15,055)**	$ (2,079)	*$ (12,976)*	$ **(15,055)**	$ (94)	*$ (14,961)*

[1] *These results reflect the actual unaudited consolidated results for the Company for the period November 1, 2006 to October 31, 2007 to align the Company's new fiscal period and are provided for comparative purposes only. These results include the results from the operations of Agricore United effective May 29, 2007 (the date of acquisition).*

Financial Products *(in thousands except percentages)*	**Actual 12 Months ended Oct 31, 2008**	Actual 12 Months ended Oct 31, 2007 [1]	*Better (Worse)*	**Actual 12 Months ended Oct 31, 2008**	Actual 15 Months ended Oct 31, 2007	*Better (Worse)*
Gross profit and net revenues from services	$ **13,548**	$ 6,227	*$ 7,321*	$ **13,548**	$ 6,227	*$ 7,321*
Operating, general and administrative expenses	**(4,702)**	(2,332)	*(2,370)*	**(4,702)**	(2,332)	*(2,370)*
EBITDA	**8,846**	3,895	*4,951*	**8,846**	3,895	*4,951*
Amortization	**(420)**	(175)	*(245)*	**(420)**	(175)	*(245)*
EBIT	$ **8,426**	$ 3,720	*$ 4,706*	$ **8,426**	$ 3,720	*$ 4,706*
Total sales and revenues from services	$ **13,548**	$ 5,579	*142.8%*	$ **13,548**	$ 5,579	*142.8%*

[1] *These results reflect the actual unaudited consolidated results for the Company for the period November 1, 2006 to October 31, 2007 to align the Company's new fiscal period and are provided for comparative purposes only. These results include the results from the operations of Agricore United effective May 29, 2007 (the date of acquisition).*

The Company's Financial Products segment contributed incremental EBITDA of $8.8 million while the Livestock Feed and Services experienced an EBITDA loss of $6.1 million, of which $15.1 million of that loss was attributable to losses and provisions related to the Company's investment in Puratone, which was inherited through the acquisition of AU. In addition, OG&A expenses for Livestock Feed and Services included $15.3 million in losses for the year, resulting from the settlement of a number of existing contractual obligations with several hog producers. The Company does not have any further exposure to hog production, but will continue to supply feed to the industry.

Corporate Expenses (in thousands)	Actual [1] 12 Months ended Oct 31, 2008	2007 [1]	Better (Worse)	Actual 12 Months ended Oct 31, 2008	Actual 15 Months ended Oct 31, 2007	Better (Worse)
Operating, general and administrative expenses	$ (75,345)	$ (56,486)	$ (18,859)	$ (75,345)	$ (64,663)	$ (10,682)
Amortization	(583)	-	(583)	(583)	-	(583)
EBIT	$ (75,928)	$ (56,486)	$ (19,442)	$ (75,928)	$ (64,663)	$ (11,265)

[1] *These results reflect the actual unaudited consolidated results for the Company for the period November 1, 2006 to October 31, 2007 to align the Company's new fiscal period and are provided for comparative purposes only. These results include the results from the operations of Agricore United effective May 29, 2007 (the date of acquisition).*

Corporate OG&A expenses increased by $18.9 million over the comparable period of 2007, however, OG&A expenses in 2007 included only five months of costs related to AU facilities. The results reflect higher benefit costs for short-term and long-term incentive plans, a new employee share purchase plan, and increased office and administration costs, offset by synergies realized through the acquisition of AU and $0.8 million of pension income.

Outlook

In addition to other sections of this news release, this section contains forward-looking information and actual outcomes may differ materially from those expressed or implied therein. For more information, please see the "Forward Looking Information" section of this release below.

Good weather during the 2008 growing season, particularly in June and July, coupled with increased utilization of crop inputs, resulted in above average crop yields and good quality. While harvest got off to a slow start, above average temperatures in the latter part of September and early October allowed producers to make up lost harvest time. The western Canadian harvest was essentially complete by mid-October producing a record 57.7 million tonnes of grains and oilseeds (six major grains), an increase of over 25% from last year. With the exception of oats, production was up in all categories, including a record 12.6 million tonnes of canola and a record 3.6 million tonnes of dry peas.

The CWB estimates that 70% of the spring wheat is in the top two grades, which is better than in an average year. Canola quality is similar to last year with the majority grading in the top grade, while the average oil content improved from 42.8% last year to 44.1% this year. Malt barley quality was also above average.

Management estimates fiscal 2009 industry receipts of 32 to 33 million tonnes for the six major grains. The record production of 2008 is not expected to necessarily translate into proportionately higher grain handling volumes in fiscal 2009. Management currently expects an increase of carry-out stocks into the following crop year, which will supplement future grain handling volumes.

The CWB estimates its export program for the 2009 crop year will reach 17.6 million tonnes, slightly ahead of the 17.3 million tonnes exported in 2008. For open market grains, management currently expects increased exports for most commodities relative to last year, particularly canola, given its competitive price on the world market and the growing demand for healthy oil. The exception will be pea exports, which are expected to decrease, due to large residual stocks and the recent economic turmoil in India. These estimates can change based on domestic and international demand.

Grain margins for fiscal 2009 are not expected to reach 2008 levels, given the recent reductions in commodity prices and the expected effect on merchandizing opportunities and blending gains. However, management currently anticipates margins in the $26 per tonne range, well above the $21 per tonne historical averages within the Canadian grain handling system.

Although commodity prices softened somewhat in the latter part of 2008, net incomes of western Canadian producers are expected to be some of the best on record with farm cash receipts this past year increasing by 12% in Manitoba, 25% in Saskatchewan, and 18% in Alberta from 2007.

For Agri-products, lower grain prices, combined with the late harvest and declining fertilizer prices (which were partially offset in Canada by a weakening Canadian dollar since fertilizer is priced in U.S. dollars), caused producers to defer their fall fertilizer purchases into the upcoming growing season. Consequently, inventory build-ups have occurred at both the manufacturing and retail levels.

Nitrogen prices may have reached bottom and have recently shown some rebound due to global production cutbacks of 10% to 15%. However, phosphate pricing has further softened since October 31, 2008. Based on current market pricing, management expects to record a writedown in the $30 million to $40 million range on its fertilizer inventory position at the end of the first quarter of 2009. Looking forward to the upcoming growing season, production cutbacks by major fertilizer manufacturers are expected to lead to tight supplies in the spring. Farmer demand is expected to be strong given the need to replenish soil nutrient levels after the record harvest of 2008. Viterra's retail distribution system is well positioned to deal with these anticipated demand pressures. Seed bookings for the spring have been progressing as expected while the sales of equipment, in particular corrugated storage bins, have remained strong due to increased producer cash flow in 2008. Management expects this trend to continue into 2009.

Viterra's oat processing operations anticipate steady performance in 2009. Demand for whole grain, nutritional food ingredients continues to remain strong and demand for oat ingredients is expected to continue to grow. With the economic challenges facing North America, management anticipates an increase in private label/store brand ready-to-eat cereals and possibly more consumption of oatmeal. Consumer demand for economical whole grain convenience in the form of granola bars and meal replacement bars will continue to provide growth opportunities, although premium products, such as organics, may slow down and possibly retract due to the recession. Oat supplies from the 2008 harvest are adequate and the quality for milling purposes is generally average to very good which should support production yields.

Weakness in the Canadian dollar relative to the past couple of years is providing Can-Oat with the opportunity to fix foreign exchange rates on U.S. and international sales at attractive levels.

In the Canadian livestock sector, the decline in feed ingredient costs, together with the softening of the Canadian dollar, are expected to be positive for feed manufacturers in fiscal 2009. Demand from the dairy and poultry sectors is anticipated to remain steady. The Canadian hog industry is recovering and as such, demand may be light in the near-term.

In the United States, the poor economic situation may temporarily reduce demand for meat and dairy products. Livestock producers will be focused on managing input costs, putting pressure on feed manufacturers to produce lower cost feed rations. Given these supply/demand fundamentals, management anticipates some margin pressures within its U.S. operations in 2009, which are expected to be somewhat offset by the impact of the recovery currently underway in the Canadian livestock industry.

With the annualized impact of the Company's latest acquisitions, U.S. feed volumes are expected to be between 1.4 and 1.5 million tonnes in 2009, bringing total expected feed volumes up to 2.4 million tonnes.

The Company has already pre-approved and conditionally approved over 21,500 customers for approximately $1.0 billion in credit for the 2009 growing season. Even though credit markets around the world have been tightening, Viterra's farm customers continue to have access to financing (funded by a Canadian Schedule 1 chartered bank) for their crop input needs. Through this relationship, a total of $1.4 billion in credit is expected to be extended to Viterra customers by the spring of 2009.

Looking forward, CEO Schmidt said, "Viterra has emerged at a time of global economic uncertainty as a strong company that is prepared for the challenges of tomorrow. In recent months, we have reviewed a number of acquisitions or alliances that could have added to our size. But we also understand the value of being patient. We are identifying businesses with quality assets, strong management teams and complementary market positions, but they must be available at the right price. As we head into 2009, we remain focused on our growth strategy – to diversify our business geographically and expand our value-added processing capabilities. Our goal is to become a global agri-business leader and a key supplier of ingredients to the world. Our solid balance sheet, and strong earnings and cash flow position us well to move forward with confidence."

Non-GAAP Measures

EBITDA (earnings before interest, taxes, amortization, gain (loss) on disposal of assets, integration expenses and recovery of (provision for) pension settlement) and EBIT (earnings before interest, taxes, gain (loss) on disposal of assets, integration expenses and recovery of (provision for) pension settlement) are non-GAAP measures. Those items excluded in the determination of EBITDA and EBIT represent items that are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. These measures are intended to provide further insight with respect to Viterra's financial results and to supplement its information on earnings (losses) as determined in accordance with GAAP.

EBITDA is used by management to assess the cash generated by operations and EBIT is a measure of earnings from operations prior to financing costs and taxes. Both measures also provide important management information concerning business segment performance since the Company does not allocate financing charges, income taxes or other excluded items to these individual segments.

Funded debt, net of cash and cash equivalents, is provided to assist investors and is used by management in assessing the Company's liquidity position and to monitor how much debt the Company has after taking into account its liquid assets, such as cash and cash equivalents. Such measures should not be used in isolation of, or as a substitute for, current liabilities, short-term debt, or long-term debt as a measure of the Company's indebtedness.

Cash flow provided by operations is the cash from (or used in) operating activities, excluding non-cash working capital changes. Viterra uses cash flow provided by operations and cash flow provided by operations per share as a financial measure for the evaluation of liquidity. Management believes that excluding the seasonal swings of non-cash working capital assists management's evaluation of long-term liquidity.

Free cash flow is cash flow provided by operations (prior to any changes in non-cash working capital) net of capital expenditures, excluding business acquisitions. Free cash flow is used by management to assess liquidity and financial strength. This measurement is also useful as an indicator of the Company's ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

These non-GAAP measures should not be considered in isolation from, or as a substitute for, GAAP measures such as (i) net earnings (loss), as an indicator of the Company's profitability and operating performance or (ii) cash flow from or used in operations, as a measure of the Company's ability to generate cash. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are, therefore, unlikely to be comparable to similar measures presented by other corporations.

A reconciliation of each of these measures has been provided in the Company's annual MD&A that accompanies its 2008 Consolidated Financial Statements.

Forward-Looking Information

This release contains forward-looking statements and reflects Viterra's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that Viterra or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results, critical accounting estimates and expectations regarding future capital resources and liquidity of the Company and such matters, are forward-looking statements. In addition, the words "believes", "intends", "anticipates", "expects", "estimates", "plans", "likely", "will", "may", "could", "should", "would", "outlook", "forecast", "objective", "continue" (or the negative thereof) and words of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of Viterra to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under the heading "Risk Factors" in Viterra's 2008 Annual Information Form and under the heading "Risks and Risk Management" in the MD&A; adverse weather conditions; political and economic risks; changes in domestic regulation; commodity price and market risks; employee relations and collective bargaining; integration risk; foreign exchange risk; availability of credit and credit costs; dependence on key personnel; environmental, health and safety risks; property and liability risks; food and agricultural products risks; diseases and other livestock industry risks; credit risk; and reliance on computerized business systems. The uncertainties and other factors include, but are not limited to, crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizer and pesticides, changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; current global financial crises and changes in credit markets and competitive developments in connection with the Viterra's grain handling, agri-products, agri-food processing, financial products and livestock and feed businesses. Many of these risks, uncertainties and other factors are beyond the control of the Company. All of the forward-looking statements made in this release and the documents incorporated herein by reference are qualified by these cautionary statements and the other cautionary statements and factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the actual developments or results anticipated by the Company and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Company.

Although Viterra believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this release. In addition to other assumptions identified in this release, assumptions have been made regarding, among other things:

- western Canadian crop production and quality in 2008 and subsequent crop years;
- the volume and quality of grain held on farm by producer customers;
- movement and sales of Board grains by the Canadian Wheat Board;
- demand for and supply of non-Board grains;
- the ability to maintain existing customer contracts and relationships;
- agricultural commodity prices;
- general financial conditions for western Canadian agricultural producers;
- demand for seed grain, fertilizer, chemicals and other agri-products;
- market share of grain deliveries and agri-product sales that will be achieved by Viterra;
- extent of customer defaults in connection with credit provided by Viterra, its subsidiaries or a Canadian chartered bank in connection with agri-product purchases;
- ability of the railways to ship grain to port facilities for export without labour or other service disruptions;
- demand for oat and malt barley products and the market share of sales of these products that will be achieved by Viterra's subsidiaries;
- the availability of feed ingredients for livestock and poultry;
- cyclicality of hog prices;
- the impact of competition;
- environmental and reclamation costs;

- the ability to obtain and maintain existing financing on acceptable terms; and
- currency, exchange and interest rates.

The preceding list is not exhaustive of all possible factors. All factors should be considered carefully when making decisions with respect to Viterra and undue reliance should not be placed on Viterra's forward-looking information.

Viterra disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

Viterra Inc. is Canada's leading agribusiness, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States, Japan and Singapore. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between farm producers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT.

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Investor Inquiries:
Colleen Vancha, Vice-President
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4782
www.viterra.ca

Media Inquiries:
Peter Flengeris
Media Relations
Viterra Inc.
(306) 569-4810

Audio webcast: http://events.onlinebroadcasting.com/swp/012109/index.php

END